As filed with the Securities and Exchange Commission on June 25, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:

Sanofi-Synthélabo
(exact name of registrant as specified in its charter)

(translation of registrant’s name into English)

France
(jurisdiction of incorporation)

174, avenue de France, 75013 Paris, France
(address of principal executive offices)

Securities to be registered pursuant to	Name of each exchange
Section 12(b) of the Act:	on which registered:

American Depositary Shares, each representing	New York Stock Exchange
one-half of one ordinary share, nominal
value €2 per share

732,111,314 ordinary shares, nominal value €2 per share	New York Stock Exchange
(for listing purposes only)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of May 31, 2002 was:
ordinary shares 732,111,314

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes         No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17         Item 18

PART I

Item 1. Identity of Directors, Senior Management and Advisers
A.	Directors and Senior Management
Directors
As of the date of this registration statement, the members of our Board of Directors are as follows:

Name	Position	Business Address

Jean-François Dehecq	Chairman	Sanofi-Synthélabo
174, avenue de France
75013 Paris, France

René Barbier de la Serre	Director	La Compagnie Financière Edmond de Rothschild
47, rue du Faubourg Saint-Honoré
75008 Paris, France

Robert Castaigne	Director	TotalFinaElf
2, Place de la Coupole
92078 Paris La Défense Cedex, France

Pierre Castres Saint Martin	Director	L’Oréal
5, rue du 8 mai 1945
92586 Clichy Cedex, France

Thierry Desmarest	Director	TotalFinaElf
2, Place de la Coupole
92078 Paris La Défense Cedex, France

Lord Douro	Director	Richemont Holdings
27, Knightsbridge
London SW1X 7YB
United Kingdom

Pierre-Gilles de Gennes	Director	ESPCI
10, rue Vauquelin
75005 Paris, France

Hervé Guérin	Director	Chemin du Perrex
1838 Rougemont
Canton de Vaud, Switzerland

Elf Aquitaine, represented by Jean-Paul Léon	Director	Elf Aquitaine
Tour Elf
92078 Paris La Défense Cedex, France

Lindsay Owen-Jones	Director	L’Oréal
41, rue Martre
92117 Clichy, France

L’Oréal, represented by Michel Somnolet	Director	L’Oréal
41, rue Martre
92117 Clichy, France

Bruno Weymuller	Director	TotalFinaElf
2, Place de la Coupole
92078 Paris La Défense Cedex, France

     Senior Management
     As of the date of this registration statement, the names and responsibilities of our senior officers are as follows:

Name	Responsibilities

Jean-François Dehecq	Chairman and Chief Executive Officer
Gérard Le Fur	Executive Vice President – Scientific Affairs
Pierre Lepienne	Executive Vice President – Corporate Affairs
Hanspeter Spek	Executive Vice President – International Operations
Jean-Claude Armbruster	Senior Vice President – Human Resources
Nicole Cranois	Senior Vice President – Group Communications
Jean-Pierre Kerjouan	General Counsel and Senior Vice President, Legal Affairs
Marie-Hélène Laimay	Senior Vice President – Chief Financial Officer
Christian Lajoux	Senior Vice President – France
Jean-Claude Leroy	Senior Vice President – Strategy, Business Development & Information Systems
Gilles Lhernould	Senior Vice President – Industrial Affairs

B.	Advisers
Not applicable.

C.	Auditors
Since March 12, 1999 and as of the date of this registration statement, our independent statutory auditors are Ernst & Young Audit, with offices at Tour Ernst & Young, Faubourg de l’Arche, 92037 Paris La Défense Cedex, France, and Befec-Price Waterhouse, a member of PricewaterhouseCoopers, with offices at Tour AIG, 34 Place des Corolles, 92908 Paris La Défense Cedex, France.

     Prior to the merger, Sanofi’s independent statutory auditors were Cailliau Dedouit et Associés, with offices at 19, rue Clément Marot, 75008, Paris, France and Ernst & Young Audit, with offices at Tour Ernst & Young, Faubourg de l’Arche, 92037 Paris La Défense Cedex, France; and Synthélabo’s independent statutory auditors were Mr. Michel Jouan, a member of Befec-Price Waterhouse, with offices at 11, rue Margueritte, 75017 Paris, France and Mr. Patrice de Maistre, with offices at 2, rue de Francqueville, 75116 Paris, France.

Item 2.      Offer Statistics and Expected Timetable
     Not applicable.

Item 3.     Key Information
A.     Selected Financial Data
Introduction
     Our company is the result of the 1999 merger of two French companies, Sanofi and Synthélabo. While we have prepared consolidated financial statements for 2000 and 2001 and a consolidated balance sheet as of December 31, 1999, we did not prepare a consolidated statement of income or statement of cash flows for 1999, the year of the merger. Instead, each of Sanofi and Synthélabo prepared consolidated statements of income and cash flows for the first half of 1999, and we prepared consolidated statements of income and cash flows for the second half of 1999. We have presented those statements of income and cash flows in this registration statement under Item 18 ‘‘Financial Statements,’’ but they do not provide information that is comparable to the information in our 2000 and 2001 statements of income and cash flows.

     We have also prepared a pro forma income statement for the year ended December 31, 1999, based on the assumption that the merger of Sanofi and Synthélabo occurred on January 1, 1999 and that the sale of Sanofi’s beauty division occurred on December 31, 1998. The pro forma income statement data was prepared under French accounting rules applicable to pro forma financial information, and not in accordance with the regulations of the Securities and Exchange Commission applicable to pro forma financial statements. As a result, we have not included a pro forma income statement in this registration statement. We have nonetheless included certain data from the pro forma information in this registration statement in order to reflect trends in our business during the period from 1999 to 2001.

     Our consolidated financial statements and those of our predecessor companies have been prepared in accordance with French generally accepted accounting principles, or French GAAP, and applicable French laws, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. These differences include, among other things:

•	the treatment of the merger under U.S. GAAP as a purchase of Synthélabo by Sanofi;

•	the treatment of certain provisions for restructuring; and

•	the deferred income tax effect of our U.S. GAAP adjustments.

     We have reconciled our net income and shareholders’ equity to U.S. GAAP. You should read Note F to our consolidated financial statements, which sets out the details of the reconciliation.

     Unless otherwise indicated, U.S. dollar amounts in this registration statement are translated using the December 31, 2001 Noon Buying Rate of $1.00 = €1.123.

Selected Financial Data
     The selected financial data set forth below have been derived from:

•	our audited consolidated financial statements as of and for the years ended December 31, 2000 and 2001;

•	our audited consolidated statement of income for the second half of 1999;

•	our unaudited pro forma statement of income for the year ended December 31, 1999;

•	the audited consolidated financial statements of Sanofi for each of the years ended December 31, 1997 and 1998 and the six months ended June 30, 1999; and

•	the audited consolidated financial statements of Synthélabo for each of the years ended December 31, 1997 and 1998 and the six months ended June 30, 1999 (gross profit and operating profit data are unaudited as they are derived from management accounts and reflect classification differences to conform to the presentation of selected financial data for Sanofi for such periods).

     The data derived from our pro forma statement of income are presented for illustration only, and do not necessarily reflect the actual results that would have been realized had Sanofi and Synthélabo operated on a combined basis for all of 1999. Due to the merger, the selected financial data for Sanofi and Synthélabo, as well as our selected financial data for the second half of 1999, are not comparable to our selected financial data for 2000 and 2001.

     The first table below presents selected financial data for our company for the second half of 1999, and all of 2000 and 2001, as well as selected pro forma financial data for 1999. The second table presents selected financial data for Sanofi and Synthélabo for 1997, 1998 and the first half of 1999.

	Six months ended December 31, 1999	As of and for the year ended December 31,
		1999	2000	2001	2001
		(pro forma unaudited)			U.S. $

	(millions of €, except per share data)
Income statement data:
French GAAP
Net sales	2,658	5,350	5,963	6,488	5,777
Gross profit	1,889	3,744	4,521	5,235	4,662
Operating profit	531	971	1,577	2,106	1,875
Net income	342	625	985	1,585	1,411
Earnings per share (basic and diluted)(a)	0.47	0.85	1.35	2.17	1.93

Balance sheet data:
French GAAP
Property, plant and equipment, net	1,143		1,217	1,229	1,094
Total assets	6,824		7,845	9,967	8,875
Long-term debt	137		121	119	106
Total shareholders’ equity	3,578		4,304	5,768	5,136

U.S. GAAP Data:
French GAAP Net income			985	1,585	1,411

Purchase accounting adjustments			(606)	(445)	(396)
Provisions and other liabilities			(99)	(23)	(20)
Other			99	(50)	(45)
Income tax effects			219	120	107

U.S. GAAP Net income	–	–	598	1,187	1,057

French GAAP Shareholders’ equity			4,304	5,768	5,136

Purchase accounting adjustments			9,479	8,927	7,949
Provisions and other liabilities			110	35	31
Other			(168)	(456)	(406)
Income tax effects			(1,570)	(1,421)	(1,265)

U.S. GAAP Shareholders’ equity	–	–	12,155	12,853	11,445

U.S. GAAP Earnings per share
basic(a)			0.83	1.65	1.47
diluted(a)			0.82	1.64	1.46

(a)	Based on the weighted average number of shares outstanding in each year, equal to 731,143,218 shares in 1999, 731,441,746 shares in 2000 and 732,005,084 shares in 2001. Each ADS represents one-half of one share.

	Sanofi			Synthélabo

	Year ended December 31,		Six months ended	Year ended December 31,		Six months ended
	1997(b)	1998(b)	June 30, 1999	1997(b)	1998(b)	June 30, 1999
				(unaudited)(c)	(unaudited)(c)

	(millions of €, except per share data)
Income statement data:
French GAAP
Net sales	3,916	3,936	1,880	1,791	1,914	995
Gross profit	2,629	2,774	1,264	1,290	1,406	734
Operating profit	512	597	272	291	336	180
Net income	293	323	146	168	193	109
Earnings per share (basic and diluted)(a)	2.77	2.88	0.30	3.48	4.04	2.26

Balance sheet data:
French GAAP
Property, plant and equipment, net	699	759	753	255	282	281
Total assets	6,079	6,136	6,197	1,749	1,870	2,021
Long-term debt	645	402	39	64	61	58
Total shareholders’ equity	3,456	3,822	4,331	957	1,095	1,155

(a)	Due to the merger, per share data for Sanofi and Synthélabo are not meaningful.
(b)	Originally in French francs; amounts converted at the official rate of exchange, €1.00 = FF6.55957.
(c)	Gross profit and operating profit data are unaudited. All other data is audited.

Unaudited Combined and Pro Forma Financial Data for 1999
     The following table sets forth selected financial data that was used to derive our unaudited combined and pro forma income statement information for the year ended December 31, 1999. The combined income statement data represents the sum of each line item appearing in the audited consolidated income statements of each of Sanofi and Synthélabo for the first half of 1999, and in our audited consolidated income statement for the second half of 1999. The pro forma adjustments are applied to the amounts in our combined income statement to derive our pro forma income statement, in each case for 1999. We have separated the pro forma adjustments into three categories: those relating to the impact of the disposition of Sanofi’s beauty division, those relating to the impact of our write-off of goodwill in connection with the merger, and other (principally the impact of changes in classifications as a result of harmonization of our accounting presentation). All of the financial statements from which the data set forth below are derived were prepared in French GAAP.

	Six Months Ended			Year Ended	Year Ended December 31, 1999 Pro Forma

	June 30, 1999		December 31, 1999	December 31, 1999	Adjustments

	Sanofi Group	Synthélabo Group	Sanofi- Synthélabo	Combined	Disposition(a)	Merger		Other(d)	Pro Forma

	(in millions of €)
Net sales	1,880	995	2,658	5,533	(163)	–		(20)	5,350
Cost of goods sold	(616)	(261)	(769)	(1,646)	31	–		9	(1,606)

Gross profit	1,264	734	1,889	3,887	(132)	–		(11)	3,744
Research and development expenses	(314)	(152)	(455)	(921)	5	–		5	(911)
Selling and general expenses	(704)	(373)	(883)	(1,960)	127	(3)	(c)	(6)	(1,842)
Other operating income/(expense) net	26	(29)	(20)	(23)	5	(2)	(c)	0	(20)

Operating profit	272	180	531	983	5	(5)		(12)	971
Intangibles – amortization and impairment	(15)	(8)	(24)	(47)	–	1	(c)	5	(41)
Financial income/(expense), net	(14)	(3)	(3)	(20)	3	(1)	(c)	11	(7)

Income before tax and exceptional items	243	169	504	916	8	(5)		4	923
Exceptional items	1	(2)	2	1				(1)	–
Income taxes	(72)	(55)	(162)	(289)	2	(3)	(c)	(2)	(292)
Income from equity investees, net	2	1	–	3				(1)	2
Goodwill amortization	(24)	(1)	–	(25)	–	25	(b)	–	–

Net income before minority interests	150	112	344	606	10	17		–	633
Minority interests	(4)	(2)	(2)	(8)	–	–		–	(8)

Net income	146	110	342	598	10	17		–	625

(a)	Adjustment represents the elimination of the results of the beauty division of the Sanofi Group for the six months ended June 30, 1999.
(b)	Adjustment represents the elimination of amortization expense associated with goodwill, which was written-off directly to consolidated shareholders’ equity in connection with the merger, included in the historical financial statements of the Sanofi Group and the Synthélabo Group for the six months ended June 30, 1999.
(c)	Adjustment represents principally the effect of conforming the accounting policies of the Sanofi Group and the Synthélabo Group for the six months ended June 30, 1999. The principal adjustments related to the accounting for pension and deferred taxes. In addition, the adjustment represents the elimination of amortization expense associated with certain intangible assets, which were written-off directly to consolidated shareholder’s equity in connection with the merger, included in the historical financial statements of the Sanofi Group and the Synthélabo Group for the six months ended June 30, 1999.
(d)	Adjustment represents reclassification adjustment necessary to conform the historical manners of presentation for the statement of income of the Sanofi Group and the Synthélabo Group.

DIVIDENDS

     We paid annual dividends for the years ended December 31, 1999 and 2000, and our annual general shareholders meeting approved a dividend for the year ended December 31, 2001. Sanofi paid annual dividends for the years ended December 31, 1997 and 1998. We expect that we will continue to pay regular dividends based on our financial condition and results of operations.

     The following table sets forth information with respect to the dividends paid by Sanofi in respect of the years 1997 and 1998 and by our company in respect of the years 1999, 2000 and 2001.

	1997		1998		1999(2)	2000	2001

Net Dividend per Share (in euro)	1.07	(1)	1.12	(1)	0.32	0.44	0.66
Net Dividend per Share (in U.S. $)	0.95		1.00		0.28	0.39	0.59

(1)	The net dividend per share was converted into euro using the rate of exchange of €1.00 = FF 6.55957 fixed on December 31, 1998.
(2)	The lower dividend per share is a direct result of the increase in the number of shares outstanding as a result of the merger.

     The declaration, amount and payment of any future dividends will be determined by majority vote of the holders of our shares at an ordinary general meeting, following the recommendation of our board of directors. Any declaration will depend on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by our shareholders. Accordingly, we cannot assure you that we will pay dividends in the future on a continuous and regular basis. Under French law, we are required to pay dividends approved by an ordinary general meeting of shareholders within nine months following the meeting where they are approved. The shares registered hereby are eligible for all dividends (if any) declared and approved.

     In France, dividends are paid out of after-tax income. However, French residents are entitled to a tax credit, known as the avoir fiscal, in respect of dividends they receive from French companies. Individuals are entitled to an avoir fiscal equal to 50% of the dividend. The avoir fiscal applicable to corporate investors generally is equal to 15% of the dividend. Dividends paid to non-residents normally are subject to a 25% French withholding tax and are not eligible for the benefit of the avoir fiscal. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate of withholding tax, and may be entitled to benefit from a refund of the avoir fiscal. See Item 10 “Additional Information — Taxation.” The information in the table above represents the net dividend paid, without regard to the avoir fiscal.

     EXCHANGE RATE INFORMATION AND THE EUROPEAN MONETARY SYSTEM

The European Monetary System
     The rate of exchange for the French franc against the euro was fixed on December 31, 1998 at €1.00 = FF 6.55957. Although the introduction of the euro has eliminated exchange rate risks between the French franc and the currencies of the member states of the European Monetary Union, or EMU, there can be no assurance as to the relative strength of the euro against non-EMU currencies. We discuss the extent to which our financial results are subject to currency fluctuations in Item 5 “Operating and Financial Review and Prospects.”

Exchange Rates
     The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the French franc from 1997 through 1998, expressed in French francs per U.S. dollar, and for the euro from 1999 through June 24, 2002, expressed in U.S. dollar per euro. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). We provide the exchange rates below solely for your convenience. We do not represent that French francs or euro were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. The Federal Reserve Bank of New York has ceased publishing the Noon Buying Rates for French francs and other constituent currencies of the euro.

	Period-end Rate	Average Rate(1)	High	Low

	(French francs per U.S. dollar)
1997	6.02	5.84	6.35	5.19
1998	5.59	5.90	6.21	5.39

(1)	The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period.

	Period-end Rate	Average Rate(1)	High	Low

		(U.S. dollar per euro)
1999	1.01	1.06	1.18	1.00
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.84
2002 (through June 24, 2002)	0.98	0.90	0.98	0.86
2001
December	0.89	0.89	0.90	0.88
2002
January	0.86	0.88	0.90	0.86
February	0.87	0.87	0.88	0.86
March	0.87	0.88	0.88	0.87
April	0.90	0.89	0.90	0.88
May	0.93	0.92	0.94	0.90
June (through June 24, 2002)	0.98	0.95	0.98	0.94

(1)	The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period for year average; on each business day of the month (or portion thereof) for monthly average. On June 24, 2002, the Noon Buying Rate was $1 = €1.02 ($0.95 per €1).

B.	Capitalization and Indebtedness

     The following table sets forth our consolidated capitalization under French GAAP as at March 31, 2002.

As at March 31, 2002

unaudited (in millions of €, except number of shares)
Long-term debt(1)(2)	117
Minority interests	102
Shareholders’ equity
Share capital	1,464
Additional paid-in capital and reserves(3)	3,839
Cumulative translation adjustment	(6)
Net income for the period	424

Total shareholders’ equity	5,721

Total capitalization	5,940

Number of shares issued	732,086,291

(1)	Long-term debt includes the debt relating to capitalized leases but does not include the current portion of long-term debt.
(2)	Long-term debt includes €47 million of guaranteed debt and €1 million of secured debt.
(3)	Before allocation of current year net income, and after distribution of dividends of the preceding period.

C.	Reasons for the Offer and Use of Proceeds
     Not applicable.

D.     Risk Factors

Risks Relating to Our Company
     We may not be able to expand our presence profitably in the United States, a market that is a key to our growth strategy, and where we are investing substantial resources.
     We may not achieve our growth strategy if we do not profitably expand our presence in the United States, the world’s largest pharmaceuticals market. We have identified the United States, which accounted for 17.1% of our pharmaceutical sales in 2001, as a potential major source of future growth and plan to expand significantly our direct presence in the United States in the coming years. For example, we have agreed to pay between $400 and $500 million between 2001 and 2004 for a 49.9% share of the promotional efforts and profitability, from October 1, 2001, of our alliance with Bristol-Myers Squibb that markets Aprovel® (under the name Avapro®) in the United States. In April 2002, we purchased Pharmacia’s interest in the joint venture that sold Stilnox® (under the name Ambien®) and Kerlone® in the United States. We face a number of potential obstacles to profitable growth in the United States, including:

•	A need to manage effectively our rapid expansion in the United States, where our U.S. sales force grew to 2,146 sales representatives at April 30, 2002, more than doubling over the past three years. Doing so may prove more difficult than expected, and our U.S. organization may encounter difficulties in adapting to the growth in its size and the targeting of new markets.

•	The fact that the United States market is dominated by major U.S. pharmaceutical companies. Although we have had a long-standing presence in the United States, it has not been of the same scale as the operations of major U.S. pharmaceutical companies, which have more experience operating on a large scale in the United States than we do.

•	Potential changes in health care reimbursement policies and possible cost control regulations in the United States, which are consistently under discussion due to the high cost of health care in the United States compared to other countries.

     We depend on third parties for the marketing of some of our products outside Europe. These third parties may act in ways that could harm our business.
     We commercialize some of our products outside Europe in collaboration with other pharmaceutical companies. We currently have major collaborative arrangements with Bristol-Myers Squibb for the marketing of Plavix® and Aprovel® and with Organon, a subsidiary of Akzo Nobel, for the marketing of Arixtra®. We also have alliances with several Japanese companies for the marketing of our products in Japan. See Item 4 “Information on the Company — Business Overview — Marketing and Distribution.” When we commercialize our products through collaboration arrangements, we are subject to the risks that certain decisions, such as the establishment of budgets and promotion strategies, are subject to the control of our collaboration partners, and that deadlocks may adversely affect the activities conducted through the collaboration arrangements. For example, our alliances with Bristol-Myers Squibb are subject to the operational management of Bristol-Myers Squibb in some countries, including the United States. We cannot be certain that our partners will perform their obligations as expected. In addition, our partners might pursue their own existing or alternative technologies or product candidates in preference to those being developed or marketed in collaboration with us.

     We depend on third parties for the manufacturing of the active ingredients for some of our products, including Stilnox®, one of our three leading products.
     By subcontracting the manufacture of the active ingredients for some of our products to third parties, we expose ourselves to the risk of a supply interruption in the event that our suppliers experience financial difficulties or are unable to manufacture a sufficient supply of our products. Although our general policy is to manufacture the active ingredients for our products ourselves, we subcontract the manufacture of some of our active ingredients to third parties. The manufacture of the active ingredient for Stilnox®, which is one of our three leading products, is currently subcontracted to Dynamit Nobel, which purchased the factory that manufactures these active ingredients from us in February 2001. See Item 4 “Information on the Company — Business Overview — Production and Raw Materials” for a description of this outsourcing arrangement. Although we have not experienced any problems in the past, if disruptions were to arise from problems with our manufacturers, this would impact our ability to sell our products in the quantities demanded by the market, and could damage our reputation and relationships with our customers. Even though we try to have backup sources of supply whenever possible, including by manufacturing backup supplies of our principle active ingredients at a second or third facility, we cannot be certain they will be sufficient if our principal sources become unavailable.

     Our collaborations with third parties expose us to risks that they will assert intellectual property rights on our inventions or fail to keep our unpatented technology confidential.
     We occasionally provide information and materials to research collaborators in academic institutions or other public or private entities, or request them to conduct tests to investigate certain materials. In both cases we enter into appropriate confidentiality agreements with such entities. However, those entities might assert intellectual property rights with regard to the results of the tests conducted by their collaborators, and might not grant licenses to us regarding their intellectual property rights on acceptable terms.

     We also rely upon unpatented proprietary technology, processes, know-how and data that we regard as trade secrets and protect them in part by entering into confidentiality agreements with our employees, consultants and certain contractors. We cannot be sure that these agreements or other trade secret protection will provide meaningful protection, or if they are breached, that we will have adequate remedies. You should read Item 4 “Information on the Company — Business Overview — Patents and Intellectual Property Rights” for more information about our patents and licenses.

     We have two principal shareholders who continue to maintain a significant degree of influence.
     Our two principal shareholders, L’Oréal and TotalFinaElf, owned 19.5% and 26.0% of our share capital, respectively, as of May 31, 2002. Our bylaws provide that our fully paid up shares that have been held in registered form for at least two years under the name of the same shareholder acquire double voting rights. As a result, as of May 31, 2002, L’Oréal and TotalFinaElf held shares representing 26.9% and 35.8%, respectively, of our voting rights, and are in a position to exert significant influence in the election of our directors and officers and other corporate actions that require shareholder approval. Our board of directors consists of 12 people, and includes 3 representatives from L’Oréal and 4 from TotalFinaElf. The ownership of a large percentage of our capital and voting rights by our two principal shareholders, who are also members of our board of directors, may have the effect of delaying, deferring or preventing a change in our control and may discourage bids for our shares.

     Fluctuations in currency exchange rates could adversely affect our financial condition and results of operations.
     Because we sell our products in numerous countries, our results of operations and financial condition could be adversely affected by fluctuations in currency exchange rates. We are particularly sensitive to movements in exchange rates between the euro and the U.S. dollar. In 2001, approximately 17.1% of our consolidated pharmaceutical sales were realized in the United States. While we incur expenses in those currencies, the impact of these expenses does not fully offset the impact of currency exchange rates on our revenues. As a result, currency exchange rate movements can have a considerable impact on our earnings. When deemed appropriate, we enter into transactions to hedge our exposure to foreign exchange risks. These efforts, when undertaken, may fail to offset the effect of adverse currency exchange rate fluctuations on our results of operations. For more information concerning our exchange rate exposure, see Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

Risks Relating to Our Industry
     We invest substantial sums in research and development in order to remain competitive, and we may not recover these sums if our products are unsuccessful in clinical trials or fail to receive regulatory approval.

     We need to invest heavily in research and development to remain competitive.
     To be successful in the highly competitive pharmaceutical industry, we must commit substantial resources each year to research and development in order to develop new products. Even if our research and development efforts are fruitful, our competitors may develop more effective products or a greater number of successful new products. In 2001, we spent €1,031 million on research and development, amounting to approximately 15.9% of our consolidated net sales. Our ongoing investments in new product launches and research and development for future products could produce higher costs without a proportionate increase in revenues.

     The research and development process is lengthy and carries a substantial risk of product failure.
     The research and development process typically takes from 10 to 15 years from discovery to commercial product launch. This process is conducted in various stages, and during each stage there is a substantial risk that we will not achieve our goals and will have to abandon a product in which we have invested substantial amounts. For example, in order to develop a commercially viable product, we must demonstrate, through extensive pre-clinical and human clinical trials, that the compounds are safe and effective for use in humans. There is also no assurance that favorable results obtained in pre-clinical trials will be confirmed by later clinical trials, or that the clinical trials will establish sufficient safety and efficacy data necessary for regulatory approval. As of January 31, 2002, we had 48 compounds in pre-clinical and clinical development in our four targeted therapeutic areas, of which 20 were in phase II or phase III clinical trials. For additional information regarding clinical trials and the definition of the phases of clinical trials, see Item 4 “Information on the Company — Business Overview — Research and Development.” There can be no guarantee that any of these compounds will be proven safe or effective, or that they will produce commercially successful products.

     After completing the research and development process, we must invest substantial additional resources seeking to obtain government approval in multiple jurisdictions, with no guarantee that approval will be obtained.
     We must obtain and maintain regulatory approval for our pharmaceutical products from the European Union, United States and other regulatory authorities before the product may be sold in its markets. The submission of an application to a regulatory authority does not guarantee that it will grant a license to market the product. Each authority may impose its own requirements, including requiring local clinical studies, and delay or refuse to grant approval, even though a product has already been approved in another country. For example, in March 2000, our application for United States approval to market oxaliplatin (a cancer drug marketed under the name Eloxatine® in more than 50 countries, including in Europe) was denied in part because the application was based on studies conducted under European standards, rather than U.S. standards. We are currently subjecting this product to a second set of tests in order to permit us to resubmit the application.

     In our principal markets, the approval process for a new product is complex and lengthy. The time taken to obtain approval varies by country but typically takes from six months to two years from the date of application. Moreover, if regulatory approval of a product is granted, the approval may entail limitations on the indicated uses for which it may be marketed. A marketed product is also subject to continual review even after regulatory approval. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in marketing restrictions or withdrawal of the product, as well as possible legal sanctions. In addition, we are subject to strict government controls on the manufacture, labeling, distribution and marketing of our products. All of these factors can increase our costs of developing new products and the risk that we will not succeed in selling them successfully.

     If we are unable to protect our proprietary rights, we may not compete effectively or operate profitably.
     It is important for our success that we be able effectively to obtain, maintain and enforce our patents and other proprietary rights. Patent law relating to the scope of claims in the pharmaceutical field in which we operate is a continually evolving field of law and can be subject to some uncertainty. Accordingly, we cannot be sure that:

•	we will develop additional inventions that are patentable,

•	patents for which applications are now pending will be issued to us,

•	patents issued or licensed to us will not be challenged and held to be invalid or unenforceable,

•	the scope of any patent protection will be sufficiently broad to exclude competitors, or

•	others will not claim rights or ownership with regard to patents and other proprietary rights that we hold or license.

     We currently have over 9,000 patents and patent applications world-wide, and we license approximately 30 additional patents. We cannot guarantee the validity or enforceability of our patents, and third parties may challenge the validity or enforceability of our patents. We cannot be sure how much protection, if any, will be given to our patents if we attempt to enforce them and they are challenged in court or in other proceedings. In addition, the cost of litigation to uphold the validity of patents can be substantial.

     Earlier this year, two pharmaceutical companies, Apotex and Dr. Reddy’s Laboratories, each filed an Abbreviated New Drug Application, or ANDA, with the U.S. Food and Drug Administration, or FDA, seeking to market a generic form of Plavix® in the United States and challenging the U.S. patents relating to Plavix®. For additional information regarding ANDAs, see Item 4 “Information on the Company — Business Overview —Regulation.” We have filed suit against Apotex and against Dr. Reddy’s Laboratories for infringement of our patent rights. See Item 8 “Financial Information — Legal Proceedings.” Under U.S. law, the FDA will not be able to approve the ANDAs filed by Apotex or Dr. Reddy’s Laboratories until the earlier of May 17, 2005 or the issuance of a court decision that is adverse to the Plavix® patents. The Plavix® patents are material to our company’s business, and if we were unsuccessful in asserting them or they were deemed invalid, any resulting introduction of a generic prescription version of Plavix® in the U.S. would reduce the price that we receive for this product and the volume of the product that we would be able to sell.

     In recent years, governments faced with national crises have used pressure to obtain substantial concessions from pharmaceutical companies. The following are a few examples:

•	in November 2001, the World Trade Organization, or WTO, declaration on the TRIPS Agreement (Trade Related Aspects of Intellectual Property Rights) and Public Health recognized that WTO member states have the right to grant compulsory licenses in public health crises;

•	in South Africa and Brazil, manufacturers of AIDS products have agreed to license those products to generic drug manufacturers in order to avoid compulsory licensings;

•	in Fall 2001, Bayer agreed to sell large quantities of the antibiotic Cipro to the U.S. government at substantially reduced prices, in connection with the threat of bioterrorism attacks based on the Anthrax virus; and

•	in Fall 2001, Bayer agreed to guarantee increased supplies of Cipro in Canada upon request of the Canadian government in order to avoid compulsory licensing to generic drug manufacturers.

     While we support the efforts of national governments to combat major health care crises, if those efforts come at the expense of effective patent protection, the ability of our company and other pharmaceutical manufacturers to recover amounts spent on research and development will be adversely affected. In such event, we and other manufacturers might curtail our research and development expenditures, and as a result might not develop as many new products.

     Our patents may be infringed, or we may infringe the patents of others.
     Our competitors may infringe our patents or successfully avoid them through design innovation. To prevent infringement, we may file infringement claims, which are expensive and time consuming. Policing unauthorized use of our intellectual property is difficult, and we may not be able to prevent misappropriation of our proprietary rights.

     In addition, as the pharmaceutical industry expands and more patents are issued, the risk increases that our operations and use of technologies may infringe on the patents of others. Because patent applications are generally not published until 18 months after the date of priority applications (or even in some cases until the patents are issued) we cannot be sure that others were not the first to invent products, or to file applications for inventions covered by our pending patent applications. Furthermore, in the United States, patents can be awarded based on the date of invention, which may result in the awarding of a patent to a party who was not first to file. If we are not able to patent our technology, we may have to obtain appropriate licenses under third party patents, cease certain activities or dispose of alternative technology.

     Product liability claims could adversely affect our business and results of operations.
     Product liability is a significant commercial risk for us, and could become a more significant risk as we expand in the United States (where product liability claims can be particularly costly). Substantial damage awards have been made in certain jurisdictions against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products. In addition, some pharmaceutical companies have recently withdrawn products from the market in the wake of significant product liability claims. Although we are not currently involved in any significant product liability cases claiming damages as a result of the use of our products, it is possible that such cases will be brought in the future. We maintain insurance to cover this risk, but we cannot be certain that our insurance will be sufficient to cover all potential liabilities.

     We face uncertainties over pricing of pharmaceutical products.
     The commercial success of our products depends in part on the extent to which private health insurers, health maintenance organizations and government health care programs reimburse the cost of our products to patients. Pharmaceutical products prices have come under considerable pressure in recent years as a result of factors such as:

•	a tendency of governments and private health care providers to favor generic pharmaceuticals, backed in many countries by generic substitution statutes that permit or require dispensing pharmacists to substitute a less expensive generic drug for an original drug where possible;

•	price controls imposed by governments in many countries; and

•	parallel imports, a practice by which traders exploit price differentials among markets by purchasing in lower-priced markets for resale in higher-priced markets.

     Price pressure is considerable in our two largest markets, France and the United States, which represented 22.3% and 17.1%, respectively, of our consolidated net pharmaceutical sales in 2001 (the United States also accounted for 41.0% of our 2001 operating profit excluding unallocated costs). Health care costs have been the subject of particularly intense debate in the United States, where pharmaceutical prices are higher than in many other countries in the world. Changes in the French or U.S. pricing environments could have a significant impact on our revenues and operating profits. See Item 4 “Information on the Company — Business Overview — Pricing” for a description of the French and U.S. pricing regulatory systems.

     Risks from the handling of hazardous materials could harm our operating results.
     Our operations are subject to the operating risks associated with pharmaceutical manufacturing, including the chemical manufacturing of the active ingredients in our products, which activities comprise the related storage and transportation of raw materials, products and wastes. These hazards include, among other things:

•	storage tank leaks and ruptures;

•	explosions; and

•	discharges or releases of toxic or hazardous substances.

     These operating risks can cause personal injury, property damage and environmental contamination, and may result in the shutdown of affected facilities and the imposition of civil or criminal penalties. The occurrence of any of these events may significantly reduce the productivity and profitability of a particular manufacturing facility and harm our operating results.

     Although we maintain property, business interruption and casualty insurance that we believe is in accordance with customary industry practices, we cannot assure you that this insurance will be adequate to cover fully all potential hazards incident to our business. For more detailed information on environmental issues, see Item 4, “Information on the Company — Business Overview — Health, Safety and Environment.”

     Environmental liabilities and compliance costs may have a significant negative effect on our operating results.
     The environmental laws of various jurisdictions impose actual and potential obligations on our company to remediate contaminated sites. These obligations may relate to sites:

•	that we currently own or operate,

•	that we formerly owned or operated, or

•	where waste from our operations was disposed.

     These environmental remediation obligations could significantly reduce our operating results. In particular, our accruals for these obligations may be insufficient if the assumptions underlying these accruals prove incorrect or if we are held responsible for additional, currently undiscovered contamination. See Item 4, “Information on the Company — Business Overview — Health, Safety and Environment” and “ — Regulation.”

     Furthermore, we are or may become involved in claims, lawsuits and administrative proceedings relating to environmental matters. An adverse outcome in any of these might have a significant negative impact on our operating results. Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to our company and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures as well as other costs and liabilities, thereby harming our business and operating results.

Risks Relating to an Investment in our Shares or ADSs
     Our shares and our ADSs have never been publicly traded in the United States, and an active U.S. trading market for our ADSs may not develop.
     There has not been a public market for our shares or our ADSs in the United States prior to the effectiveness of this registration. While our shares are listed on the Premier Marché of Euronext Paris, and our ADSs have been approved for listing on the New York Stock Exchange, we cannot predict the extent to which a trading market in the United States will develop or how liquid that market might become. For more information about the trading history of our shares and the Premier Marché see Item 9 “The Offer and Listing — Trading Markets.”

     Foreign exchange fluctuations may adversely affect the U.S. dollar value of our ADSs and dividends (if any).
     As a holder of ADSs, you may face some exchange rate risk. Our ADSs will trade in U.S. dollars and our shares will trade in euro. The value of the ADSs and our shares could fluctuate as the exchange rates between these currencies fluctuate. If and when we do pay dividends, they would be denominated in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of ADSs upon conversion by the depositary of cash dividends, if any. Moreover, these fluctuations may affect the U.S. dollar price of the ADSs on the New York Stock Exchange, whether or not we pay dividends in addition to the amounts, if any, that you would receive upon our liquidation or upon the sale of assets, merger, tender offer or similar transactions denominated in euro or any other foreign currency other than U.S. dollars.

     If you hold ADSs rather than shares it may be difficult for you to exercise some of your rights as a shareholder.
     As a holder of ADSs, it may be more difficult for you to exercise your rights as a shareholder than it would be if you directly held shares. For example, if we offer new shares and you have the right to subscribe for a portion of them, the depositary is allowed, in its own discretion, to sell for your benefit that right to subscribe for new shares instead of making it available to you. Also, to exercise your voting rights, ADS holders must instruct the depositary how to vote their shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights will take longer for you, as a holder of ADSs, than for holders of shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting. For a detailed description of your rights as a holder of ADSs, you should read Item 12 “Description of Securities other than Equity Securities — Description of American Depositary Shares.”

     Sales of our shares that will be eligible for sale in the near future may cause the market price of our shares or ADSs to decline.
     At May 31, 2002, we had 732,111,314 shares outstanding, approximately 45.6% of which are held by our two largest shareholders, TotalFinaElf and L’Oréal. Of the shares held by these shareholders on May 31, 2002, 49,033,539 shares are available for sale in the public market, and the remainder will become available for sale in the public market on December 1, 2004 when the shareholders agreement between those shareholders expires. Sales of a substantial number of our shares, or a perception that such sales may occur, could adversely affect the market price for our shares and ADSs. See Item 10 “Additional Information — Share Capital — Shares Eligible for Future Sale” for a more detailed description of the eligibility of our shares for future sale.

     Because all of our directors and officers reside outside of the United States and a substantial portion of our assets are located in France, you may have difficulty enforcing certain rights.
     All of our directors and officers reside outside the United States and a substantial portion of our assets is located in France. As a result, it may be difficult for you to effect service of process within the United States on such persons and to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. Additionally, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. For additional information see Item 10 “Additional Information — Memorandum and Articles of Association — Enforceability of Civil Liabilities.”

FORWARD-LOOKING STATEMENTS

     This registration statement contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Examples of such forward-looking statements include:

•	projections of operating revenues, net income, net earnings per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to products, clinical trials, regulatory approvals and competition;

•	statements about our future economic performance or that of France, the United States or any other countries in which we operate; and

•	statements of assumptions underlying such statements.

     Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

     Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such factors, some of which are discussed under Item 3 “Key Information — Risk Factors” beginning on page 13, include but are not limited to:

•	our ability to expand our presence profitably in the United States;

•	the success of our research and development programs;

•	our ability to protect our intellectual property rights; and

•	the risks associated with reimbursement of healthcare costs and pricing reforms, particularly in the United States and France.

     We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

     Forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update them in light of new information or future developments.

Item 4. Information on the Company

Introduction
     We are an international pharmaceutical group engaged in the research, development, manufacture and marketing of pharmaceutical products for sale principally in the prescription market. In 2001, our consolidated net sales were €6,488 million ($5,777 million), our operating profit was €2,106 million ($1,875 million) and our net income was €1,585 million ($1,411 million). On the basis of 2001 sales, we are the second largest pharmaceutical group in France, the seventh largest pharmaceutical group in Europe and among the twenty largest pharmaceutical groups in the world (IMS data).

In our prescription pharmaceuticals business, we specialize in four therapeutic areas:

•	Cardiovascular/Thrombosis. Our Cardiovascular/Thrombosis products include two of the fastest-growing products on the Cardiovascular/Thrombosis market today: the blood pressure medication Aprovel® and the anti-clotting agent Plavix®

•	Central Nervous System, or CNS. Our CNS medicines include Stilnox®, the world’s leading prescription insomnia medication, and Depakine®, one of the leading treatments for epilepsy.

•	Internal Medicine. Our Internal Medicine products include Xatral®, a leading treatment for benign prostatic hypertrophy.

•	Oncology. Our lead product in this strategic market is the cancer drug Eloxatine® , which is currently marketed in Europe as a first-line treatment against colorectal cancer.

     Our three leading products are Aprovel® , Plavix® and Stilnox®, which together accounted for 30.2% of our total net pharmaceutical sales, or €1,914 million, in 2001.

     We have a strong commitment to research and development. In our 14 research centers, we employ over 6,000 employees devoted to research and development. At January 31, 2002 we had 48 compounds in development in the four therapeutic areas, 20 of which were in phase II or phase III clinical trials. Our product pipeline includes Arixtra®, a synthetic anti-thrombotic that we believe has the potential to become our fourth lead product. Arixtra® was launched in February 2002 in the United States and is currently planned for launch in the second and third quarters of 2002 in Europe.

     Our registered office is located at 174, avenue de France, 75013 Paris, France. Our telephone number is +33 (0)1 53 77 44 00.

A.	History and Development of the Company

    Our company is the result of the 1999 merger of Sanofi and Synthélabo, two major French pharmaceutical companies. Since the merger, we have combined the resources of the two companies to expand our global presence, particularly in the United States, and to increase our focus on research and development for products with strong future potential.

     Sanofi was founded in 1973 by Elf Aquitaine, a French oil company, when it took control of the Labaz Group (a pharmaceutical company) for diversification purposes. Sanofi launched its first major product on the market, Ticlid®, in 1978. At the time of the merger in 1999, Sanofi was the second largest pharmaceutical group in France in terms of sales. A majority of its share capital was owned by Elf Aquitaine, which has since become part of TotalFinaElf. Sanofi made a significant venture into the United States market in 1994, when it acquired the prescription pharmaceuticals business of Sterling Winthrop, an affiliate of Eastman Kodak and launched its first major product on the U.S. market, Aprovel®, in 1997, followed by Plavix® in 1998.

     Synthélabo was founded in 1970 through the merger of two French pharmaceutical laboratories, Laboratoires Dausse (founded in 1834) and Laboratoires Robert & Carrière (founded in 1899). In 1973, L’Oréal acquired the majority of its share capital and in 1988, Synthélabo launched two major products on the French market: Stilnox® and Xatral®. At the time of the merger, Synthélabo was the third largest pharmaceutical group in France in terms of sales. A majority of its share capital was still owned by the French cosmetics group L’Oréal. In 1993, Synthélabo launched Stilnox® in the United States under the brand name Ambien®. By 1994 Stilnox® had become the leading insomnia prescription medication world-wide according to IMS data.

     Sanofi and Synthélabo agreed to merge at the end of 1998, and the merger became effective in the second quarter of 1999. Following the merger, TotalFinaElf and L’Oréal were the largest shareholders of the new group, although neither held a majority of the share capital. The two principal shareholders entered into a shareholders agreement that lasts until 2004. The terms of the shareholders agreement are described under Item 7 “Major Shareholders and Related Party Transactions — Major Shareholders.”

     Part of our strategy following the merger was to concentrate on our core prescription pharmaceuticals business. To implement this strategy, we divested non-core businesses, including:

•	in 1999, Sanofi’s beauty business, our diagnostics business, our animal health and nutrition business and an equity affiliate in the cheese business; and

•	in 2001, our custom chemicals business and two medical equipment businesses, as well as our direct shareholding in Laboratoires de Biologie Végétale Yves Rocher.

     For a description of our principal capital expenditures and divestitures since 1999, our expectations as to future capital expenditures and divestitures and the impact of the merger and these divestitures on our results of operations and financial condition, see Item 5 “Operating and Financial Review and Prospects.” We currently have no material capital expenditures or divestitures in progress.

B.  Business Overview

Strategy
     We believe we have the potential to grow profitably by taking advantage of our focused portfolio of current and potential drugs centered around four targeted therapeutic areas. The key elements of our strategy to achieve these goals are to:

•	Capitalize on our direct presence in the United States. We intend to continue to capitalize on our potential for growth in the U.S. market. We have increased our interest in the promotional activities and profitability of our alliance with Bristol-Myers Squibb that markets Aprovel® (under the name Avapro®) in the United States, and in April 2002 we purchased Pharmacia’s interest in the joint venture that markets Stilnox® (under the name Ambien®) in the U.S. and regained full U.S. marketing rights to Ambien®. We have also more than doubled our U.S. sales force in the past three years to 2,146 employees as at April 30, 2002, reducing our need to use third parties to market our products in the United States. We intend to use our increased sales force as a platform for the introduction of additional products in the U.S. market, such as dronedarone, if approved.

•	Capitalize on the sales potential of Aprovel®, Plavix® , Stilnox® and Arixtra® . We believe that each of Aprovel®, Plavix® and Stilnox® has strong growth potential and that Arixtra® has the potential to become our fourth lead product. We intend to make the necessary investment of marketing and other resources to fully promote these products.

•	Continue our strong commitment to research and development. As at January 31, 2002, we had 48 compounds in our research and development pipeline, of which 20 were in phase II or III clinical trials. We believe that the number of compounds in later stage development in our pipeline, together with our capabilities in the high technology areas of genomics, proteomics, high throughput screening, combinatorial chemistry and bioinformatics, gives us a solid foundation for developing future products. We intend to continue to focus our efforts on developing products to meet unmet medical needs in our four targeted therapeutic areas and to maintain our current high level of research and development spending as a percentage of revenues.

•	Continue to improve operating margins. Since the merger in 1999, we have streamlined operations by divesting non-core businesses such as our beauty, diagnostics and animal health divisions. We believe that our new, focused structure gives us the opportunity to improve our profitability, and we intend to take advantage of this opportunity by targeting our promotional efforts on our higher margin products.

•	Continue to enhance our presence world-wide. Over time, we intend to build progressively our presence in Japan and other targeted countries. Our strategy is to establish local subsidiaries and a local sales force, when possible. In Japan, due to market particularities, we may increase our marketing presence either through external growth or by transforming certain of our drug-specific joint ventures into broader partnership relationships for a variety of products.

•	Seize appropriate opportunities for growth through selective mergers, acquisitions and strategic alliances. Where appropriate, we intend to continue to seize appropriate external growth opportunities for growth through selective mergers, acquisitions and strategic alliances.

Principal Products
     Our principal products are prescription pharmaceuticals, which we group into four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System, Internal Medicine and Oncology. The following table outlines our consolidated net sales by major product area for the year ended December 31, 2001.

Consolidated Sales by Major Product Area

	Year Ended December 31, 2001

	(millions of €)	% of Net Sales

Prescription Pharmaceuticals
Cardiovascular/Thrombosis
Aprovel® /Avapro®	423	6.5%
Plavix®	705	10.9%
Other*	1,497	23.1%

Total	2,625	40.5%

Central Nervous System
Stilnox® /Ambien® /Myslee®	786	12.1%
Other*	1,021	15.7%

Total	1,807	27.8%

Internal Medicine*	1,465	22.6%
Oncology*	208	3.2%
Other Pharmaceuticals*	234	3.6%

Total pharmaceutical sales	6,339	97.7%
Other	149	2.3%

Total consolidated net sales	6,488	100.0%

*	Our products include over 160 Cardiovascular/Thrombosis products, over 130 Central Nervous System products, over 500 Internal Medicine products and over 15 Oncology products world-wide. Other Pharmaceuticals includes all of our other pharmaceutical products that cannot be classified in our main therapeutic areas, such as our dental hygiene products.

     A number of our products, including our three lead products, are sold in certain countries through alliances that we have entered into with other pharmaceutical companies, or through licensees. Our consolidated revenues only reflect a portion of the total revenues realized by the alliances and licensees. In some cases, our revenue shares from the alliances are based on formulas that make our consolidated revenues grow at a different rate than the overall growth in sales of the products. In this registration statement, we present both our consolidated revenues from products sold through alliances, and “developed sales,” which represent the overall sales of these products, including sales by our alliance partners and licensees. We believe that developed sales are a useful measurement tool because they demonstrate trends in the overall sales of our products in the market, without regard to the formulas under which our revenue shares are determined.

     A drug can be referred to either by its international non-proprietary name, or INN, or by its brand name, which is normally exclusive to the company that markets it. In most cases, our brand names, which may vary from country to country, are protected by trademark registrations. In the description that follows, our products are generally referred to by the brand names that we use in France.

Prescription Pharmaceuticals
     Our portfolio of prescription pharmaceuticals includes a range of innovative products with strong market positions in our four targeted therapeutic areas. According to IMS data, we are a leader in the treatment of cardiovascular disease and thrombosis based on total consolidated sales with our blood pressure medication Aprovel® (irbesartan) and our anti-atherothrombotic agent Plavix® (clopidogrel). In the area of central nervous system disorders, according to IMS data, we are the leader based on total consolidated net sales of our product Stilnox® (zolpidem), the treatment of choice for sleep disorders.

     In our prescription pharmaceuticals business, we specialize in four therapeutic areas: Cardiovascular/Thrombosis, Central Nervous System, Internal Medicine and Oncology. On an industry-wide basis, these four therapeutic areas account for more than half of world-wide pharmaceuticals sales, according to IMS data. Certain of our products are sold both by us and, in selected markets, by our alliance partners and licensees, giving these products a broad, world-wide market presence. For a discussion of these arrangements, see Item 4 “Information on the Company — Business Overview — Marketing and Distribution — Alliances.” The following table outlines our best-selling prescription pharmaceuticals based on consolidated net sales for the year ended December 31, 2001. In some countries, our products have only been approved (or approval has only been sought) for a portion of the areas of use indicated in the table.

Principal Prescription Pharmaceuticals

Year Ended December 31, 2001
Therapeutic Area/Product Name	Consolidated Net Sales	Drug Category/ Main Areas of Use

	(millions of €)
Cardiovascular/Thrombosis
Cardiovascular Products
Aprovel® (irbesartan)	423	Angiotensin II receptor antagonist
		• Hypertension
Corotrope® (milrinone)	237	Inotropic/vasodilator agent
		• Treatment of acute congestive heart failure
Cordarone® (amiodarone)	162	Anti-arrhythmic agent
		• Treatment/prevention of cardiac arrhythmia (irregular heartbeat)
Tildiem® (diltiazem)	152	Calcium antagonist
		• Angina Pectoris • Hypertension
Kerlone® (betaxolol)	82	Beta-blocker
		• Hypertension • Angina Pectoris
Thrombosis Products
Plavix® (clopidogrel)	705	ADP receptor antagonist
		• Atherothrombosis
Fraxiparine® (nadroparin calcium)	297	Low molecular weight heparin
		• Venous thromboembolism (VTE)
Ticlid® (ticlopidine)	205	Platelet aggregation inhibitor
		• Thrombosis
Central Nervous System
Stilnox® (zolpidem)	786	Hypnotic
		• Sleep disorders
Depakine® (sodium valproate)	243	Anti-epileptic
		• Epilepsy
Dogmatil® (sulpiride)	124	Neuroleptic
		• Neurotic disorders • Pyschosomatic disorders • Schizophrenia
Solian® (amisulpride)	116	Neuroleptic
		• Schizophrenia • Dysthymia
Internal Medicine
Xatral® (alfuzosin)	148	Uroselective alpha1 blocker
		• Benign prostatic hypertrophy
Oncology
Eloxatine® (oxaliplatin)	196	Cytotoxic agent • Colorectal cancer

     Our three lead products are sold directly by us and through alliances. The figures above reflect only sales included in our consolidated net sales. In 2001, total world-wide developed sales of Plavix®, Aprovel® and Stilnox® were €2,033 million, €924 million and €1,215 million, respectively.

Cardiovascular/Thrombosis
     The Cardiovascular/Thrombosis market as a whole is the largest therapeutic area in the world-wide pharmaceutical market. According to IMS data, in the cardiovascular market, we rank second in the European market and third in the U.S. market for angiotensin II receptor antagonists with Aprovel® in terms of annual sales. We are number four in the European market for calcium antagonists with Tildiem® and are the leader in the European and U.S. markets for anti-arrhythmics with Cordarone® (IMS data). In Thrombosis, we rank first in the European, U.S. and Japanese markets for anti-platelet agents with Ticlid® and/or Plavix® and we are number two in the European market for heparins with Fraxiparine® according to IMS data.

     Cardiovascular. Our main products for the treatment of cardiovascular disease are:

•	Aprovel®/Avapro®(irbesartan; hypertension). Aprovel® belongs to the most recent class of anti-hypertensives, angiotensin II receptor antagonists, and is indicated as a first line treatment for hypertension, or high blood pressure. It has a potent and specific mechanism of action and works by blocking the effect of angiotensin, a hormone that causes blood vessels to constrict, thereby restoring normal blood pressure. In addition to Aprovel®, we market CoAprovel®— a combination of irbesartan and hydrochlorothiazide, a diuretic that increases the excretion of water by the kidneys. These products offer to physicians a wide range of therapeutic options enabling them to adapt the treatment to the needs of each patient to achieve control of blood pressure in 90% of cases. A single daily dose is sufficient to achieve effective and lasting control of blood pressure, with a safety comparable to that of a placebo at all dosages. This excellent safety is particularly important in hypertension, because the disease is virtually asymptomatic and compliance with treatment, necessarily long-term, is vital in preventing cardiovascular complications.

Aprovel® was launched in 1997 and is now marketed in more than 75 countries, including the United States, through an alliance with Bristol-Myers Squibb, or BMS (under the brand name Avapro®). In Japan, where the product is licensed to BMS and Shionogi, we plan to submit an application for marketing authorization at the end of 2002.

In August 2001, we filed an application in Europe and the United States to extend the indication of Aprovel® to diabetic nephropathy. This application is based on the results of the PRIME program, which enrolled over 2,300 hypertensive diabetic patients in two studies (IRMA 2 and IDNT). The PRIME study demonstrates that irbesartan protects patients suffering from hypertension and type 2 diabetes from progression of nephropathy, whether early or advanced. The U.S. health authorities granted the application a priority review but in early 2002, the advisory committee for cardiovascular and renal drugs of the FDA voted six to five against recommending the approvability of this extension of indication. Subsequently, we and BMS withdrew the application, which was resubmitted in March 2002. In March 2002, the European Committee for Proprietary Medicinal Products, or CPMP, gave a positive opinion on the approval of the extension of this indication in Europe.

In 2002, we will launch a study (I-PRESERVE), to evaluate irbesartan in the treatment of congestive heart failure, a disease in constant progression, which currently affects 20 million people worldwide, with a five-year mortality rate of approximately 50%.

•	Cordarone®/Ancaron® (amiodarone; cardiac rhythm disorders). Thirty-five years after its first marketing authorization was granted, Cordarone® remains a leading anti-arrhythmic drug for the treatment of cardiac arrythmia, or irregular heart beat. Cordarone® is effective against supraventricular rhythm disorders, the commonest of these being atrial fibrillation, as well as potentially life-threatening ventricular rhythm disorders. Cordarone® has also been shown to be as effective as the implantation of defibrillators in the secondary prevention of sudden death due to ventricular arrhythmia (AMIOVIRT study). Cordarone® has a good cardiac safety profile as it does not induce complications such as Torsades de Pointe (a serious and potentially fatal ventricular rhythm disorder) or ventricular failure, which may sometimes result from this type of treatment. However, its effects on thyroid function limit its prescription. Cordarone® is available in more than 110 countries, including the United States where it is licensed to Wyeth (formerly American Home Products), and Japan where it is marketed under the brand name Ancaron® through joint venture with Taisho.

•	Tildiem® (diltiazem; angina, hypertension). Tildiem® is a calcium channel blocker that is active in the management of angina pectoris. Tildiem® works by increasing oxygen supply through coronary vasodilatation, while simultaneously reducing myocardial needs by diminishing heart rate and lowering peripheral artery resistance. Tildiem® has good anti-anginal efficacy, with a good safety profile. Our sustained release formulations of Tildiem® LP 200/300 mg provide 24-hour protection against ischemia with a single daily dose. This ease of use improves compliance, as well as the safety of the treatment. Furthermore, a meta-analysis (a statistical analysis) showed that these formulations permit consistent regulation of heart rate: the higher the initial rate, the more it is reduced by Tildiem®. Additionally, the NORDIL study of morbidity and mortality associated with hypertension showed that Tildiem® was as effective as the reference treatment (diuretics and beta-blockers) in reducing cardiovascular complications. These results emphasize the value of treating hypertension with Tildiem® LP 200/300 mg. Tildiem® LP 200/300 mg is marketed in most European countries.

•	Kerlone®/Kerlong® (betaxolol; hypertension, angina). Kerlone® is a cardioselective beta-blocker indicated for the treatment of hypertension and angina pectoris. Kerlone® is active with a single daily dose. Kerlone® is marketed in numerous European countries, in the United States and in Japan (under the brand name Kerlong®) by our joint venture with Mitsubishi.

•	Corotrope®/Primacor®/Milrila® (milrinone; heart failure). Corotrope® combines positive inotropic properties (increasing the contractile force of the heart) with a vasodilatory action. Intravenously, Corotrope® is an effective treatment for advanced forms of heart failure as well as for certain less advanced forms that have been abruptly decompensated by a dietary change or intercurrent disease. Corotrope® is marketed in several European countries, in the United States (under the brand name Primacor®) and in Japan (under the brand name Milrila®) by our joint venture with Yamanouchi.

     Thrombosis. Thrombosis occurs when a thrombus, or blood clot, forms inside a blood vessel. Left unchecked, a thrombus within a blood vessel can eventually grow large enough to block the blood vessel, preventing blood and oxygen from reaching the organ being supplied. Our principal products for the treatment of thrombosis are:

•	Plavix® (clopidogrel; atherothrombosis). Plavix®, a platelet adenosine diphosphate receptor antagonist, is the sole treatment to be used in the secondary prevention of the recurrence of the events linked to atherothrombosis (stroke, myocardial infarction and cardiovascular death) in patients with a history of recent myocardial infarction, recent ischemic stroke or established occlusive arteriopathy of the lower limbs. Plavix® is currently the only drug indicated for the secondary prevention of atherothrombosis regardless of the location of the arteries initially affected (heart, brain, lower limbs). This indication is supported by the results of the CAPRIE study, the largest phase III study ever conducted with almost 20,000 patients enrolled, which demonstrated the superior efficacy of Plavix® to aspirin, with a safety profile at least equally good.

Plavix® was launched in 1998, and is now marketed in over 75 countries, including the United States, through our alliance with BMS. In Japan, where it is being developed in partnership with Daiichi, we plan to submit an application for marketing authorization in 2004. An application for extension of the indication to acute coronary syndrome was submitted in the United States in August 2001 and in Europe in November 2001. After a priority review procedure, the FDA approved the extension of indication in February 2002. This additional indication is based on the results of the CURE study, which demonstrated that when added to a standard therapy including or comprising aspirin, clopidogrel reduced the risk of atherothrombotic events (stroke, myocardial infarction and cardiovascular death) by 20% and provided significant short- and long-term benefit in patients presenting an acute coronary syndrome. With more than 12,000 patients included, CURE is the largest study ever conducted with patients presenting unstable angina or non-Q-wave myocardial infarction.

We have a vast clinical program on-going on clopidogrel, enrolling over 50,000 patients in four major ongoing studies: MATCH, assessing the benefit of clopidogrel combined with aspirin in the prevention of serious ischemic events in high-risk patients who have recently experienced a stroke; COMMIT, evaluating the benefit of clopidogrel combined with aspirin in myocardial infarction; CREDO, evaluating the benefit of clopidogrel combined with aspirin in the long-term treatment of patients who have undergone coronary angioplasty; and WATCH, assessing the value of clopidogrel in patients suffering from heart failure.

•	Ticlid® (ticlopidine; thrombosis). Ticlid® is indicated for the prevention of coronary or cerebrovascular ischemic events in patients at risk (following an initial ischemic stroke or transient ischemic attack, or symptomatic arterial occlusive disease of the lower limbs). In combination with aspirin, Ticlid® is used as a prophylactic treatment against the risk of thrombosis (reocclusion of the dilated artery) in patients who have undergone coronary angioplasty with insertion of a stent. Ticlid® is marketed in over 75 countries. In the United States it is licensed to Roche. In Japan, it is marketed (under the brand name Panaldine®), under license to Daiichi.

•	Fraxiparine® (nadroparin calcium; venous and arterial thrombosis). Fraxiparine® is an injectable low-molecular-weight heparin launched in 1986 and currently marketed in over 100 countries (excluding the United States and Japan). Initially indicated for the prevention of venous thromboembolic disease, Fraxiparine® can now be prescribed for the treatment of this disease as well. It is also used to treat acute coronary syndromes. We launched Fraxodi®, a once-a—day formulation that permits shorter hospital stays, facilitates outpatient treatment and favors patient recovery, in France in 1998 and introduced it in several countries in Europe and Latin America in 1999 and 2000. Fraxodi® has contributed to making Fraxiparine® a leader in curative treatment of venous thromboembolic disease, with a single daily injection. A new indication of Fraxiparine® in the treatment of the acute phase of unstable angina was successfully registered in several countries in 1999 and 2000, including France, Italy, Portugal and Spain.

Central Nervous System
     In the Central Nervous System market, according to IMS data, we rank first in the European and U.S. markets for hypnotics with Stilnox® and are number three in Europe in the market for anti-epileptics, with drugs including Depakine®. In the market for neuroleptics, we rank third in Europe and second in Japan with drugs such as Dogmatil® and Solian® (IMS data). Key products in this therapeutic area include:

•	Stilnox®/Ambien®/Myslee® (zolpidem; insomnia). Stilnox® rapidly induces a sleep qualitatively and quantitatively very close to natural sleep. Its flexibility of administration permits a more personalized treatment of insomnia. Stilnox® is a non-benzodiazepine hypnotic, and possesses a mechanism of action that confers a selective hypnotic activity. Stilnox® rapidly induces a sleep lasting 6 to 7 hours, qualitatively closely resembling natural sleep, thereby providing a satisfactory therapeutic response to the various symptoms characterizing insomnia (difficulties in falling asleep, early morning awakening and nocturnal awakenings). At recommended doses, Stilnox® is practically devoid of residual effects after awakening, such as impaired memory, alertness and attention. Furthermore, once the therapeutic objective has been attained, treatment can be discontinued without difficulty in most patients, thereby minimizing the risk of development of dependence.

Stilnox® is currently available in over 75 countries. In the United States it is marketed under the brand name Ambien®. In Japan, it is marketed under the brand name Myslee® through our joint venture with Fujisawa.

A vast program of clinical trials in Europe and the United States, including over 4,000 patients suffering from chronic insomnia lasting more than one month, confirmed the value of a therapeutic regimen for insomnia based on discontinuous, “as needed” administration. These results represent a major advance because they demonstrate for the first time that systematic recourse to daily intake of a hypnotic is not the sole treatment option. This alternative represents both an effective and a safe therapeutic strategy.

•	Depakine® (sodium valproate; epilepsy). Depakine® is a broad-spectrum anti-epileptic prescribed for over 30 years. Numerous clinical trials, as well as long years of experience have shown that it is effective for all types of epileptic seizures and epileptic syndromes, and is generally well tolerated. Consequently, Depakine® remains a reference treatment for epilepsy world-wide. Furthermore, Depakine® does not induce paradoxical aggravation of seizures. The Chrono® form (our prolonged release formulation) permits once-a-day administration, thereby improving patient compliance with treatment as well as overall patient management. We produce a wide range of formulations of Depakine®, which permits its adaptation to all types of patients. We are currently developing new forms of Depakine®, in particular for children and the elderly. Depakine® is marketed in over 100 countries, including the United States where it is licensed to Abbott.

•	Dogmatil®/Dogmatyl® (sulpiride; neurotic and psychosomatic disorders). At low doses, Dogmatil® 50 mg, is used in numerous countries for the symptomatic treatment of neurotic and/or psychosomatic disorders. Its mechanism of action on central and peripheral dopaminergic receptors permits rapid improvement of the psychic state of the patient as well as relief of functional symptoms in patients difficult to treat. At higher doses, Dogmatil® 200/400 mg is also used for the treatment of psychotic states. Its good cardiovascular and neurological safety profile makes it particularly suitable for the treatment of elderly patients. Dogmatil® is available in over 90 countries, including Japan (marketed under the brand name Dogmatyl®) through a joint venture with Fujisawa.

•	Solian® (amisulpride; schizophrenia). The originality of the pharmacological profile of this atypical anti-psychotic is based on its capacity to act selectively on D3/D2 dopaminergic receptors and its dual pre- and post-synaptic activity. Furthermore, its preferential action on the limbic system confers excellent neurological safety. Solian® is effective on all symptoms of schizophrenia, both positive and negative, irrespective of the phase of the disease, whether acute or chronic. At doses of 400 mg to 800 mg per day in patients with positive symptoms and associated depressive symptoms, and at the optimal daily dose of 100 mg in patients with dominant negative symptoms, the efficacy of Solian® is accompanied by a good safety profile. We sell Solian® in the principal European markets.

•	Aspégic® (lysine acetylsalicylate; fever, pain). Aspégic® is a salicylate with the original property of total and immediate solubility. This characteristic confers both very rapid efficacy as an analgesic, anti-pyretic and anti-inflammatory agent, and good gastric safety. We market Aspégic® in certain countries in Europe, Africa and the Middle East. We also market derivatives of Aspégic® in certain countries under the brand names Migpriv®, for the treatment of migraine headaches, and Kardegic®, for the prevention of heart attacks and strokes.

     In addition to these products, we also market products for the treatment of anxiety, and agitation and aggressiveness.

Internal Medicine
     Our principal fields in this therapeutic area are urology, gastroenterology, respiratory disease, and the musculoskeletal system. Our leading product in this field is Xatral® (alfuzosin).

•	Xatral® (alfuzosin; benign prostatic hyperplasia). Xatral® acts on the symptoms of benign prostatic hyperplasia. From the first dose onwards, it maintains its efficacy over the long term, preserves patient quality of life, respects their sexual activity and diminishes the onset of serious complications, such as acute urine retention. Xatral® is the first marketed alpha1-blocker capable of acting selectively on the urinary system. This uroselectivity confers efficacy right from the start, without any dose titration. Additionally, its good safety profile, particularly from the cardiovascular standpoint, has been confirmed by extensive clinical experience. Long-term follow-up of patients has shown that the improvement of mictional disorders achieved by Xatral® has a favorable effect on quality of life, respecting sexual activity. Besides this symptomatic action, preliminary clinical results have shown a low rate of complications, such as acute urine retention, in patients treated with Xatral®. These positive results may be explained by the favorable action of Xatral® on intravesical pressure, an index of occlusion, as well as on post-mictional residual volume. An extensive program of prospective clinical studies is currently ongoing in Europe and the United States for the treatment of acute urine retention and its prevention. The new once-daily formulation of Xatral® was developed to improve the safety of the product and compliance with treatment. Xatral® once-daily has been registered in over 65 countries and is currently marketed in 12 European and in more than 30 other countries. We are currently in the registration process in the United States, where we submitted an application for marketing authorization in December 2000, and received an approvable letter from the FDA in October 2001. If our application for marketing authorization is approved, we will market the product under the brand name UroXatral® in the United States.

    Our main products in gastroenterology are Primpéran® (metoclopramide), a leading treatment for nausea and vomiting, Ercefuryl® (nifuroxazide), an intestinal antiseptic with a broad anti-bacterial spectrum and Inipomp® (pantoprazole), a potent inhibitor of gastric acid secretion. We also market Mizollen® (mizolastine) and Virlix® (cetirizine), for the treatment of allergic reactions, and Myolastan® (tetrazepam), a muscle relaxant.

Oncology
     Oncology is a new therapeutic area for our company, and one in which we expect to concentrate significant efforts in the future. Our first product in this therapeutic area is Eloxatine®.

•	Eloxatine® (oxaliplatin; colorectal cancer). An innovative anti-cancer agent, this platinum derivative constitutes a therapeutic advance. As the only platinum derivative active in the treatment of metastatic colorectal cancer, Eloxatine® permits, when administered in combination with 5-fluorouracil, doubling of the remission rate, a 50% improvement in progression-free survival of patients and achievement of a median overall survival rate of more than 16 months. Furthermore, this significant progress is obtained without any degradation of the quality of life of the patients. The ability of Eloxatine® to reduce the size of hepatic metastases renders operable patients for whom surgery was previously excluded, providing hope of prolonged survival, which may reach or even exceed 5 years in 30% to 40% of cases. Eloxatine® is currently the only product for which this feature has been demonstrated, and, in this respect, plays a key role in the development of new therapeutic strategies. We in-license Eloxatine® from Debiopharm and market it as a first-line treatment in Europe, as well as in numerous countries in Asia and Latin America. In the United States, the FDA granted “fast-track” approval for review of the application for registration for Eloxatine® as a second-line treatment in April 2002. We currently plan to submit the application for approval in June 2002. We are also conducting a clinical study to evaluate Eloxatine® as an adjuvant treatment for colorectal cancer.

Generics
     We also manufacture and market a variety of generics in France, Germany and the United Kingdom. These products cover various therapeutic classes, and are typically sold under their international non-proprietary names, or INNs, however in some cases they have a specific brand name. For example, we market Dialgirex®, a generic product used for aches and pains, in France and Monoflam®, an anti-inflammatory, in Germany.

New Products
     We recently launched two new products, Arixtra®, which we believe has the potential to become our fourth lead product, and Fasturtec®. The principal characteristics of these products are described below.

•	Arixtra® (fondaparinux sodium; Prevention of venous thromboembolic events after orthopedic surgery). Arixtra®, fondaparinux sodium, is a compound that we co-developed with Organon (a subsidiary of Akzo Nobel) that is used in the prevention of deep-vein thromboses in patients at high risk of thromboembolism following orthopedic surgery on the lower limbs. It is the first representative of a new class of anti-thrombotics: selective synthetic inhibitors of coagulation factor Xa. Arixtra® is a polysaccharide obtained by chemical synthesis, which leads to a high level of purity. Deep-vein thromboses are triggered by three types of disorders: coagulation factor abnormalities, vascular wall injuries and venous stasis (occurring notably during prolonged immobilization). The risk of thrombosis is particularly high after surgery. In the absence of treatment, thrombosis occurs in 40% to 50% of patients undergoing hip replacement and in 70% to 80% of those undergoing total knee replacement. Venous thrombosis may be manifested locally by pain or swelling of the leg, but it may also have more dramatic consequences, such as potentially fatal pulmonary embolism. The aim of current treatments, primarily low-molecular-weight heparins, is to prevent such thromboses. These treatments achieve a two- to three-fold reduction in the frequency of thrombosis.

Arixtra® works by blocking a key step in the coagulation cascade, thereby preventing the formation of blood clots. Its first approved clinical indication is the prevention of deep-vein thromboses in patients at high risk of thrombo-embolism following orthopedic surgery on the lower limbs. Phase III studies, which included over 7,000 patients, demonstrated a major clinical benefit relative to the reference low-molecular-weight heparin. Irrespective of the surgical procedure (hip replacement, hip fracture or knee surgery), Arixtra® reduced the risk of thrombosis by an average of 50%. In patients with hip fracture, the risk of deep-vein thrombosis, around 20% with the reference treatment, was reduced to 8% with Arixtra®. The safety of the two treatments is similar. The superior efficacy of Arixtra® has been demonstrated irrespective of the type of surgery and anesthesia, and the gender, age and body weight of the patients. In February 2002, Arixtra® was launched in the United States, where it was approved for the prevention of venous thromboembolic events after orthopedic surgery in December 2001 following a priority review. In March 2002, Arixtra® received its European marketing authorization and launch is currently planned for the second and third quarters of 2002. In Japan, the product is in phase IIb/III clinical development. In the United States (and Canada and Mexico, once approved), we market Arixtra® through our joint venture with Organon. We will market the product in the rest of the world (apart from Japan) through our own subsidiaries once the necessary regulatory approvals have been received. For a description of the additional indications we are studying for Arixtra®, see “—Research and Development” below.

•	Fasturtec® (rasburicase; treatment and prevention of chemotherapy-induced hyperuricemia in malignant disease). Fasturtec® is a uricolytic enzyme, urate oxidase, that prevents the risk of hyperuricemia (high uric acid levels in the blood). Hyperuricemia is very common and pronounced in the context of rapid and massive cell destruction, for example during chemotherapy for acute leukemia, particularly in children. Its most serious, and sometimes fatal, complication is acute renal failure resulting from the deposit of uric acid crystals, which are poorly soluble, in the kidney, necessitating external dialysis in most cases. Early administration of Fasturtec® prevents this risk. Fasturtec® works by permitting the conversion of uric acid, which is poorly soluble and nephrotoxic, into allantoin, a highly soluble compound that is readily eliminated through urination. In February 2001, we obtained a European marketing authorization, and have launched Fasturtec® in several European countries, including Germany and the United Kingdom. We are currently in the registration process in the United States (where the product will be marketed under the brand name Elitek® if it is approved) and in clinical development in Japan.

Research and Development
     We have a long tradition of commitment to research and development and many of our products have resulted from our own research and development activities. In 2001, we spent €1,031 million (15.9% of total consolidated net sales) on research and development.

     We often enter into collaborative research and development arrangements with other pharmaceutical or biotechnology companies under which we fund research expenses in exchange for a right to use and market the products upon regulatory approval. Some of our collaboration agreements include those with Organon, Mitsubishi-Pharma Corp., Cephalon and IDM.

•	Our joint project with Organon, a subsidiary of Akzo Nobel, for the development of anti-thrombotic oligosaccharides is continuing. This collaboration has already led to the development of Arixtra®.

•	In 1998, we entered into an agreement with Mitsubishi-Pharma Corp. to identify new neuroprotective agents for use in the treatment of neurogenerative disorders. This agreement was recently renewed for an additional two years.

•	In 2001, we entered into an agreement with Cephalon to have access to a specific angiogenesis inhibitor, CEP 7055, a potential anti-cancer agent, as well as to a research program aimed at identifying new compounds with a similar mechanism of action. Angiogenis inhibitors are molecules that act by preventing the development of blood vessels in tumors. We have agreed to co-promote any drugs that are successfully developed in the United States, Canada and Mexico with Cephalon, and we have exclusive marketing rights to such drugs in Europe and the rest of the world (excluding Japan). Under the agreement, we made an upfront payment to Cephalon, will share in the costs of development, will make milestone payments during the development process and pay royalties on sales of drugs that are successfully developed. Total payments to Cephalon for the first drug in development, CEP 7055, could reach $32 million.

•	In 2001, we signed a ten-year agreement with IDM to cooperate in cellular immunotherapy research for the development and marketing of immunologic treatments for cancers. Under this agreement, we have a right of first refusal to select up to twenty cell drugs from IDM’s line of products. IDM will undertake the preclinical development, and if we exercise our option, we will finance the clinical development and have worldwide marketing rights for the selected drugs if the clinical trials are successful. Under the agreement, we will pay milestone payments to IDM, which could reach €30 million per drug selected, and royalties on sales of selected drugs that are successfully developed.

     We have entered into collaborative agreements for data-base sharing in the field of genomics with Human Genome Sciences and Genset as well as agreements with research centers specialized in combinatorial chemistry, high throughput screening and structural analysis and proteomics. In the field of functional genomics, we have entered into joint projects with Genfit, Genoway and Lifespan. We also have a joint project with CEREP for compound screening, as well as capabilities in bioinformatics.

     We employ over 6,000 personnel in research and development and have 14 research facilities in 7 countries. At January 31, 2002, we had 48 compounds in our research and development pipeline, of which 20 were in phase II or III clinical trials.

     We focus our research and development efforts on our four targeted therapeutic areas. The composition of our research and development pipeline by therapeutic area as of January 31, 2002 is outlined in the table below.

	Cardiovascular/ Thrombosis	Central Nervous System	Internal Medicine	Oncology	TOTAL

Phase III	1	0	3	1	5
Phase IIb	1	4	0	0	5
Phase IIa	1	2	3	4	10
Phase I	2	5	1	2	10
Pre—clinical	4	8	6	0	18

TOTAL	9	19	13	7	48

     The research and development process historically takes from 10 to 15 years from discovery to initial product launch and is conducted in various stages. During the “pre-clinical” stage, research scientists perform pharmacology and toxicology studies in various animals. Before testing in humans, an application for the compound must be filed with and approved by the requisite regulatory authorities. Testing in humans is performed in different clinical phases to demonstrate the safety and efficacy of a new compound:

•	Phase I. In clinical phase I, studies are performed on healthy human volunteers to obtain information concerning safety, preliminary dose-ranging, pharmacokinetics and preliminary interaction with other medications.

•	Phase IIa. In clinical phase IIa, studies are performed to study the pharmacological activity of the dose range determined in the phase I studies and/or to assess preliminary therapeutic activity in patients.

•	Phase IIb. In clinical phase IIb, the aim is to determine the risk ratio, i.e. to demonstrate the clinical activity and to determine the optimal dose in a larger and more varied population.

•	Phase III. In clinical phase III, we verify the clinical efficacy of the compound on a large population of patients (usually between 3,000 and 5,000 volunteers). These studies involve control groups taking a reference compound or a placebo (an inactive compound identical in appearance to the study compound).

     Together, phases II(b) and III typically take from three to five years to complete. Thereafter, an application containing all data for the proposed drug is sent to regulatory authorities for approval, which may take an additional six months to two years or longer. There are two types of further clinical trials: one called phase IIIb, where new indications are sought; and one called phase IV trials, which are generally carried out after product launch to continue to monitor the efficacy and safety of a new drug.

     The table below sets out, in summary form, our current principal projects in phase IIb or phase III clinical trials, together with the current projected filing dates for each product if phase III trials are successful. No assurance can be given that the products discussed below will complete the development process, that they will be filed for approval on the planned timetable or that they will ultimately receive the required governmental approvals necessary for commercial launch.

Principal Compounds in Phase IIb, III or IIIb Clinical Trials
Product	Indication	Status	Targeted Filing

Cardiovascular/Thrombosis
Arixtra® (fondaparinux sodium)	Acute coronary syndrome	Phase III/IIIb
	Other venous thromboembolic events	Phase III/IIIb
Dronedarone	Atrial fibrillation	Phase III
Idraparinux	Thromboembolic events	Phase IIb

Central Nervous System
Xaprila® (xaliproden)	Amyotrophic lateral sclerosis (ALS), (a.k.a. Lou Gehrig’s disease)	In registration	Filed June 2001 (Europe)
Eplivanserin	Schizophrenia	Phase IIb	after 2005
Osanetant	Schizophrenia	Phase IIb	after 2005
	Depression	Phase IIb

Internal Medicine
Fumagillin	Intestinal microsporidiosis	Phase III	2002 (Europe)
Rimonabant	Obesity	Phase III

Oncology
Tirapazamine	Non small cell lung cancer	Phase III	2003 (Europe / U.S.)

     Cardiovascular/Thrombosis
     We currently have two principal products in phase IIIb, phase III or phase IIb clinical trials in the field of Cardiovascular/Thrombosis.

•	Arixtra®. We are currently conducting a clinical development program aimed at extending the indications of Arixtra® to all market segments. This program includes the following additional studies for Arixtra®:

•	use in the treatment of venous thromboses (phase IIIb trials (the MATISSE studies) are ongoing in over 4,000 patients, with the aim of submitting an application for marketing authorization at the end of 2002 or in early 2003 if the trials are successful);

•	the benefit of a prolonged treatment lasting 30 days compared to a short treatment lasting 5 to 9 days, for which we currently plan to submit an application at the end of 2002;

•	use in the prevention of venous thromboses in other types of surgery, such as abdominal surgery;

•	use in the prevention of venous thromboses in medical patients at high risk of venous thromboembolic events who have not undergone surgery; and

•	use in acute coronary syndromes (unstable angina, coronary angioplasty, myocardial infarction) (a phase IIb study, PENTUA, presented at the scientific sessions of the American Heart Association in November 2001, confirmed the initial efficacy results, allowing us to anticipate a good benefit/risk ratio compared to current therapies).

For a description of Arixtra®, see “—New Products” above.

•	Dronedarone (atrial fibrillation; phase III). Dronedarone is primarily aimed at the prevention of recurrence of atrial fibrillation, the most frequent form of cardiac rhythm disorder. External electric shock treatment is the usual therapy for acute atrial fibrillation. Recurrences, which are extremely common, are generally prevented by treatment with an anti-arrhythmic agent. The current reference anti-arrhythmic is still amiodarone, which we have marketed since the late 1960s under the brand name Cordarone®. With dronedarone, a potential successor to Cordarone®, our goal is to develop a new treatment that is at least as effective as amiodarone, but with an improved safety profile. The results of the phase IIb clinical study (DAFNE) were satisfactory. Tested at three different doses, dronedarone showed good efficacy and an excellent safety profile. The median time to recurrence was 56.24 days at a dose of 400 mg twice daily, compared with 5.32 days with a placebo. Dronedarone was also effective with regard to the secondary endpoints: spontaneous cardioversion (return to a normal cardiac rhythm) and ventricular rhythm in the event of recurrence. Finally, the product appears to have a good safety profile and, in particular, has shown, so far, no effect on the thyroid and lungs. We began phase III studies in 2001.

     Central Nervous System
     We currently have three products in phase III or phase IIb clinical trials in the field of Central Nervous System.

•	Xaprila® (xaliproden; amyotrophic lateral sclerosis; in registration). Xaliproden is an orally active neuroprotective neurotrophic agent that is currently in registration in Europe for the treatment of amyotrophic lateral sclerosis (Lou Gehrig’s disease). Amyotrophic lateral sclerosis is a rare neurological disorder caused by degeneration of the motor neurons responsible for muscular function. It induces progressive paralysis leading to invariably fatal respiratory failure and may affect young adults. Xaliproden, a non-peptide compound orally active with once-daily dosing, activates the synthesis of endogenous neurotrophins. So far its efficacy as a curative or preventive treatment has been demonstrated in vitro and in vivo in numerous animal models of central or peripheral neurodegeneration. In humans, xaliproden succeeded in slowing the decline in pulmonary functional performance in a phase IIa trial. Two phase III studies, including over 2,000 patients, were completed in 2000. One evaluated xaliproden used as a single agent, the other assessing its efficacy in combination with riluzole, the reference drug, versus riluzole alone. Both trials demonstrated beneficial effects of xaliproden on respiratory function and the factors contributing to disease progression. We submitted an application for marketing authorization in June 2001 in Europe, where xaliproden has been qualified as an orphan drug for the treatment of this serious disorder.

•	Osanetant and eplivanserin (schizophrenia; phase II). Confronted with the challenge of simultaneously evaluating the therapeutic activity of four compounds with novel mechanisms of action in schizophrenia, we designed an original study protocol, METATRIAL, that permitted the assessment of four products in the same study versus placebo and a reference drug, haloperidol. Technically, this new protocol proved satisfactory, the reference drug showing a therapeutic activity statistically different from that of the placebo. Furthermore, the low variability between the different treatments and the different centers permitted pooling of the results. Indirectly validating the study design, rimonabant (SR 141716, a CB1 receptor antagonist) and SR 48692 (a neurotensin receptor antagonist) proved to be devoid of therapeutic activity. In contrast, osanetant (SR 142801, an NK3 receptor antagonist) showed an activity and a profile close to those of haloperidol with very good safety. Eplivanserin (SR 46349, a 5-HT2A receptor antagonist) proved to be particularly active against the depressive syndromes of schizophrenia. The development program is being continued for these two latter compounds. Osanetant is also being developed for depression, where it is currently in phase IIb studies following encouraging results in phase IIa.

     Internal Medicine
     We currently have two principal products in phase III or phase IIb trials in the field of Internal Medicine.

•	Rimonabant (obesity; phase III). Rimonabant is a non-peptide antagonist of central cannabinoid CB1 receptors intended for use in the treatment of obesity. The control of obesity is a public health necessity. The majority of currently available treatments are anorexigenic, i.e. they reduce food intake. Other therapeutic alternatives prevent lipid absorption. A new approach to treatment opened up when the presence in the brain of receptors for the active substance of cannabis, tetrahydrocannabinol, which was proved to stimulate appetite, were discovered. Rimonabant exploits this mechanism of action. The only selective antagonist of cannabinoid CB1 receptors known at present, it principally reduces lipid and carbohydrate intake, thereby controlling obesity. A previous phase IIa trial confirmed its efficacy in obese patients, showing loss of weight and decreased lipid and carbohydrate consumption. In a phase IIb trial, rimonabant once again achieved a significant weight loss in obese patients while showing a very good safety profile. We began phase III studies, including over 6,000 patients, in 2001.

•	Fumagillin. Fumagillin is being developed for the treatment of diarrhea caused by a microsporidia bacteria. This bacteria is a common cause of diarrhea and weight loss in patients whose immune systems have been weakened, such as AIDS patients or patients undergoing chemotherapy. If phase III results are favorable, we expect to file for approval in Europe in 2002.

     Oncology
     We currently have one principal product in phase III trials in the field of Oncology.

•	Tirapazamine (non-small-cell lung cancer; phase III). Tirapazamine is an anti-cancer agent that is not directly cytolytic, but promotes the destruction of resistant hypoxic cells. This innovative mechanism of action is likely to diminish the rate of relapse. If clinical studies are promising, we plan to submit an application for marketing authorization of tirapazamine in combination with cisplatin and vinorelbine in non-small-cell lung cancer at the end of 2003 in Europe and the United States. Clinical studies in other indications, such as ear, nose and throat cancers (particularly laryngopharyngeal cancers) are ongoing.

Production and Raw Materials
     Generally, we develop and manufacture the active ingredients that we use in our products. We have a general policy of producing the active ingredients for our principal products at our own plants rather than outsourcing production. Even though we must outsource certain production elements, we are committed to this general principle, which reduces our dependency on key suppliers. In February 2001, we sold two manufacturing facilities to Dynamit Nobel, and we outsource to those facilities the production of the active ingredients used in Stilnox®, Kerlone®, Xatral®, Solian® and Tildiem®. Our outsourcing agreement requires us to purchase these ingredients from those facilities through 2004, at which point we may manufacture these ingredients ourselves or negotiate a new outsourcing agreement. Either we or Dynamit Nobel may terminate the outsourcing agreement in the event of a material breach that is not cured for any one of the active ingredients. Additionally, we may terminate the agreement for any one of the active ingredients if they continuously fail to meet specifications or are used in a product that is withdrawn from the market.

     Our principal manufacturing processes consist of three stages: the manufacture of active ingredients, the incorporation of those ingredients into products designed for use by the consumer and packaging. Each stage of the manufacturing process is carried out under carefully controlled conditions and is regulated by applicable legislation including, for facilities that produce products marketed in the United States, the U.S. Food and Drug Administration, or FDA. Wherever possible, we seek to have at least three plants approved for the production of key active ingredients and finished products. All of our major facilities are good manufacturing practice, or GMP, compliant in accordance with international guidelines.

     We purchase a variety of raw materials for use in our manufacturing processes. When possible, we have a policy of maintaining multiple sources of supply for materials. In a few cases raw materials may be in short-supply. For example, there are limited supplies of a raw material used in the manufacture of Fraxiparine®. Nonetheless, we have not experienced any difficulty in obtaining a sufficient supply of raw materials in recent years and believe that we will be able to obtain supplies in sufficient quantities in the future. We are not exposed to any material risk related to the volatility of the prices of raw materials that we outsource.

     Our main production facilities are located in France, Hungary, the United Kingdom and Spain, with additional facilities located in many other countries around the world including in Italy, Northern Africa, Eastern Europe, Asia and Latin America.

Marketing and Distribution
     Overview
     We have our largest presence in Europe, which accounted for €3,756 million, or 59.2% of 2001 consolidated net pharmaceutical sales. In Europe, France is our largest single country in terms of pharmaceutical sales and accounted for 22.3% of our 2001 consolidated net pharmaceutical sales. Other European countries accounted for 36.9% of our 2001 consolidated net pharmaceutical sales, with Germany, Italy, the United Kingdom and Spain representing the largest European markets other than France. Our next largest market is the United States, which accounted for €1,083 million, or 17.1% of 2001 consolidated pharmaceutical sales. The following table breaks down our consolidated net sales of pharmaceutical products by geographic market for 1999, 2000 and 2001.

	Year Ended December 31,

	1999 (unaudited pro forma)	2000	2001

	(€ in millions)
Europe
France(1)	1,245	1,313	1,414
Germany	500	534	593
Italy	335	374	429
Other	982	1,146	1,320

Total Europe	3,062	3,367	3,756

United States	601	832	1,083
Rest of the World	1,055	1,333	1,500

Total net pharmaceutical sales	4,718	5,532	6,339

(1)   Includes French overseas territories (Guadeloupe, Martinique, Réunion and French Guyana).

     Our principal marketing activities have historically focused on Europe and have been conducted through our own subsidiaries. In the United States and Japan, which together with Europe make up the most significant part of the world pharmaceutical market, we have historically marketed most of our products through partnerships with other pharmaceutical companies. We have increased our presence in the U.S. market, by acquiring the remainder of the Lorex joint venture, which marketed Stilnox® (under the name Ambien®) and Kerlone® in the United  States, from Pharmacia in April 2002, and by increasing our involvement in the promotional activities and profits of the alliance with Bristol-Myers Squibb that markets Aprovel® (under the name Avapro®) in the United States from October 2001. These alliances are described below under “—Alliances” and Item 5 “Operating and Financial Review and Prospects—Overview—Financial Presentation of Alliances.” Our proprietary U.S. sales force, which numbered 2,146 as at April 30, 2002, has more than doubled over the last three years.

     We manage the marketing process by integrating the marketing approach developed by our central strategic marketing group at our headquarters in Paris with that of our group companies in their local markets, enabling the central marketing strategy to be tailored to individual market needs. A major focus of our marketing strategy is to launch new products in the appropriate key world markets as rapidly as possible, subject to the constraints imposed by the extensive process of obtaining regulatory approvals. The launch of a major product is supported by participation in scientific conferences and exhibitions and by informing the medical community of the qualities, applications and limitations of the product. This process involves the presentation of information generated by clinical trials in a form tailored to each market.

     Direct Sales Force and Representative Offices
     We market and promote our products primarily through our own sales force and also have representative offices in certain countries. The following table sets forth certain information about the geographical distribution of our sales force.

Sales Force by Region
	At December 31, 2001
	Sales Force	% of Total

Europe	4,911	47.5%
United States	2,068	20.0%
Rest of World	3,357	32.5%

Total	10,336	100.0%

     Alliances
     We have two major alliances through which two of our three lead products and our fourth potential lead product are marketed. The first, with Bristol-Myers Squibb, or BMS, governs the marketing of Aprovel® and Plavix®. The second, with Organon, a subsidiary of Akzo Nobel, governs the marketing of Arixtra®. In addition, until recently our third lead product, Stilnox®, was the subject of a major alliance. The alliance structures have had a significant impact on the effect that sales of these products have had on our financial condition and results of operations. The financial impact of these structures on our results of operations is described in detail under Item 5 “Operating and Financial Review and Prospects—Overview—Financial Presentation of Alliances.”

     BMS
     We market Aprovel® and Plavix® through a series of alliances with Bristol-Myers Squibb, or BMS. The alliance agreements include marketing and financial arrangements that vary depending on the country in which the products are marketed.

     There are three principal marketing arrangements that are used in the BMS alliance:

•	Co-marketing. Under a co-marketing system, each company markets the products independently under its own brand names.

•	Exclusive Marketing. Under the exclusive marketing system, one company has the exclusive right to market the products.

•	Co-promotion. Under a co-promotion system, the products are marketed through the alliance arrangements (either by contractual arrangements or by separate entities) under a single brand name.

     Under the alliance arrangements, there are two territories, one under our operational management and the other under the operational management of BMS. The territory under our operational management consists of Europe and most of Africa and Asia, while the territory under the operational management of BMS consists of the rest of the world excluding Japan. In Japan, Aprovel® is under development through an alliance between BMS and the Japanese pharmaceutical company Shionogi Pharmaceuticals, and Plavix® is under development through an alliance between our company and Daiichi Pharmaceuticals Co., Ltd.
•	Territory under our operational management. In the territory under our operational management, the marketing arrangements are as follows:

•	We use the co-promotion system for most of the countries of Western Europe and Asia (excluding Japan) for Aprovel® and Plavix®.

•	We use the co-marketing system in Germany, Italy, Spain and Greece for both Aprovel® and Plavix®, and in Portugal for Plavix®.

•	We have the exclusive right to market Aprovel® and Plavix® in Eastern Europe, Africa and the Middle East, and Aprovel® in Asia (excluding Japan).

•	Territory under BMS operational management. In the territory under BMS operational management, the marketing arrangements are as follows:

•	We use the co-promotion system in the United States and Canada, where the products are sold through the alliances under the operational management of BMS.

•	We use the co-marketing system in Brazil, Mexico, Argentina, Colombia and Australia for Plavix® and Aprovel®.

•	We have the exclusive right to market the products in certain other countries of Latin America.

     In countries where the products are marketed by BMS on an exclusive or co-marketing basis, or through alliances under the operational management of BMS, we also sell the active ingredients for the products to BMS or such entities.

     Lorex
     Our insomnia medicine Stilnox® is sold under the brand name Ambien® in the United States. Until April  16, 2002, it and Kerlone® were sold through a joint venture known as Lorex Pharmaceuticals between one of our subsidiaries and the U.S. pharmaceutical company Pharmacia. Prior to that time, we owned 49.0% of the entity, and Pharmacia owned 51.0%. On April 16, 2002, we purchased Pharmacia’s interest in the joint venture.

     Organon
     We have an alliance with Organon, a subsidiary of Akzo Nobel, covering the world-wide marketing of Arixtra®. Similar to our other alliances, the marketing and financial arrangements vary depending on the country in which Arixtra® is sold. We launched Arixtra® in the United States in February 2002 and we currently plan to launch the product in Europe in the second and third quarters of 2002.

•	North America. In the United States, Mexico and Canada, Arixtra® will be sold by companies that we jointly control with Organon.

•	Europe and Rest of the World (excluding Japan). We will market and sell Arixtra® in the same way as we do our other products.

     Japan
     In Japan, we market our products primarily through alliances or by licensing our products to others. Our most important alliances and licensing agreements in Japan are with Fujisawa for Stilnox® (launched in December 2000 under the brand name Myslee®), Dogmatil®, Tiapridal® and Primperan®; Daiichi for Ticlid®; Mitsubishi for Kerlone®; Taisho for Cordarone® and Yamanouchi for Corotrope®.

     Other Countries
     We have established a strong presence in Central and Eastern Europe through alliances in countries including Russia, Slovenia and the Ukraine as well as in Asian countries outside Japan including China and Vietnam.

Patents, Intellectual Property and Other Rights
     Our products are sold around the world under brand-name trademarks that we consider in the aggregate to be of material importance. It is our policy to register our trademarks world-wide, and to monitor the trademarks in our portfolio and defend them world-wide.

     The degree of trademark protection varies country by country, as each state implements its own laws applicable to trademarks used in its territory. In some countries, trademark protection is primarily based on use, whereas in other countries, trademark rights may only be obtained by registration. Registrations are generally granted for a fixed term (typically ten years) and are renewable indefinitely, but in some instances may be subject to the continued use of the trademark. When trademark protection is based on use, it covers the products and services for which the trademark is used. When trademark protection is based on registration, it covers only the products and services designated in the registration. We usually register our trademarks so as to cover pharmaceutical products in class 5, although we sometimes are required, subject to local trademark law requirements, to further specify the type of product protected by the trademark. Additionally, in certain cases, we may enter into a coexistence agreement with a third party that owns potentially conflicting rights in order to better protect and defend our trademarks.

     We currently own over 9,000 patents and patent applications world-wide, and we license-in approximately 30  patents. These patents cover:

•	active ingredients,

•	pharmaceutical formulations,

•	product manufacturing processes,

•	intermediate chemical compounds used in manufacturing, or

•	therapeutic indications.

     Patent protection for individual products typically extends for 20 years from the filing date in countries where we seek patent protection. This protection may be further extended in some countries, in particular in Europe, the United States and Japan. The protection afforded, which may also vary from country to country, depends upon the type of patent and its scope of coverage. In most industrial countries, patent protection exists for new active substances and formulations, as well as for new indications and production processes. We monitor our competitors and vigorously challenge patent and trademark infringements.

     Based on current product sales, and considering competition with products sold by others, the patents that we consider to be our most significant in relation to our business as a whole are those for Aprovel®, Plavix®, Stilnox®, Corotrope®, Xatral®, Arixtra® and Solian®, as well as those for compounds still under development. Among our major pharmaceutical products, only Eloxatine® is marketed under a licensing agreement, as we do not own the Eloxatine® patent but in-license from a third party for marketing.

     The expiration of a product patent may result in significant competition from generic products against the covered product and, particularly in the U.S., can result in a dramatic reduction in sales of the pioneering product. In some cases, however, we can continue to obtain commercial benefits from product manufacturing trade secrets, patents on processes and intermediates for the economical manufacture of the active ingredients, patents for special formulations of the product or delivery mechanisms, and conversion of the active ingredient to OTC products. In some countries, including Europe and the United States, many of our products may also benefit from a 5- to 10-year market exclusivity period. This exclusivity period operates independently of patent protection and may protect the product from generic competition even if the basic patent for the product has expired.

     Some of our leading products, including Ticlid®, Fraxiparine®, Tildiem®, Cordarone® and Dogmatil®, no longer enjoy any kind of patent protection in major markets. For certain of our leading products, including Tildiem®, Ticlid®, and Depakine®, the main patent has expired but we still have patent protection on a particular formulation of the drug. For Plavix® there are three U.S. patents, expiring in 2003, 2011 and 2014, respectively, and it is protected in Europe until 2013. Aprovel® is protected in the United States until 2011 and in Europe until 2012. The main patents for Stilnox® will expire in different countries between 2002 and 2006 (with, in particular, the U.S. patent expiring in 2006). In Japan, Stilnox® is patent protected through 2006. Arixtra®, our potential fourth lead product, has market exclusivity in the United States until 2006, five years after the approval of its NDA. In Europe, it will have 10 years of data protection from March 2002, the date it received marketing approval.

     The most recent of our major pharmaceutical products to go off patent in major markets was Corotrope®, whose main patents expired in the United States in May 2002 (where it is sold under the brand name Primacor®).

     One of the main limitations on our operations in some countries outside the U.S. and Europe is the lack of effective intellectual property protection of our products. Under international agreements in recent years, global protection of intellectual property rights is improving. The TRIPS Agreement (Trade-Related Aspects of Intellectual

Property Rights), which forms part of the General Agreement on Tariffs and Trade, requires developing countries to amend their intellectual property laws to provide patent protection for pharmaceutical products by the end of a 10-year transition period that expires on January 1, 2005, and a number of countries have already enacted such amendments. Our continued business expansion in those countries depends to a large degree on further patent protection improvement.

     In the United States, two pharmaceutical companies have filed Abbreviated New Drug Applications, or ANDAs, challenging our patents related to Plavix®. See Item 8 “Financial Information—Legal Proceedings.” An ANDA is an application by a generic manufacturer for an abbreviated approval of a generic product. See “—Regulation” below. We believe that our patents are valid and will vigorously defend them. Other than as described herein, we are not currently involved in any material patent or trademark litigation nor, to our knowledge, is any such litigation threatened.

Competition
     The pharmaceutical industry in which we operate is highly competitive. Over the last few years, the pharmaceutical industry has experienced increased vertical and horizontal consolidation. In addition to the consolidation, significant changes in marketing conditions are occurring in the European, U.S. and Japanese pharmaceutical markets, including decreased pricing flexibility, increased cost control measures, and the impact of managed care, especially with respect to product selections and pricing concessions. As a result of these factors, the breadth of products that we offer and our distribution capabilities have become increasingly important.

     The pharmaceutical market is generally defined by three types of competition:

•	competition among pharmaceutical companies to develop new patented products for a specific therapeutic indication;

•	competition among patented pharmaceutical products for a specific therapeutic indication; and

•	competition among original products with generic bioequivalent products following the loss of patent protection.

     We compete with other pharmaceutical companies to develop new and innovative pharmaceutical products. We may develop new technologies and new patented products entirely internally, or we may enter into collaborative research and development arrangements to have access to additional new technologies. When we compete for new technologies through outside research and development collaborative arrangements, we compete directly with large pharmaceutical companies. Some of these companies have substantially greater resources than our company, and may be able to offer more attractive milestone payment or other terms. Additionally, as many of these companies have a larger U.S. sales force and consequently a larger presence in the U.S. market, the largest market for pharmaceuticals, they may be more attractive partners for the smaller pharmaceutical companies that are typically compensated with royalty payments of sales of products developed.

     Once a patented product is on the market, it competes directly with other products that have been developed for the same therapeutic indication. Each of our products, including Aprovel®, Plavix®, Stilnox® and Arixtra®, may face competition from other products that have recently appeared on the market or are in later-stage development by other companies. Plavix®, for example, has always faced competition from aspirin, and a combination of aspirin and dipyridamole (Asasantin®/Aggrenox®) (Boehringer-Ingelheim GmbH). Aprovel® competes directly with Cozaar® (Merck & Co., Inc.) and Diovan® (Novartis AG), and Stilnox® competes directly with Sonata® (Wyeth).

     Finally, when a pharmaceutical product loses patent protection in the U.S., UK and German markets, it typically faces competition from generic bioequivalent products, which generally are priced much lower than the original product. We thus compete directly on price with generic product manufacturers for sales once one of our products loses patent protection. Our product, Corotrope® lost patent protection this year in the United States (where it is sold under the brand name Primacor®), and we expect that it will face competition from generic drugs, which we expect to be priced much lower.

Pricing
     In addition to the normal competitive forces that affect the level of prices, a further constraint exists in the form of price controls in most countries where we sell our products. These controls arise either by law or because the government or other healthcare providers in a particular jurisdiction are the principal purchasers of the product or reimburse purchasers for the cost of the product. Price control mechanisms operate differently from jurisdiction to jurisdiction and can result in large price differentials between markets, which may be aggravated by currency fluctuations. These price differentials can also be exploited by traders (parallel importers) who purchase branded products in lower-priced markets for resale in higher-priced markets.

     In recent years, cost-control efforts by public authorities have led to a tightening of reimbursement policies in most of the countries in which we operate, particularly in Western Europe, where state controlled healthcare programs (with reimbursement of a percentage of health expenses by the state) are common. Direct cost control measures can take a variety of forms, including mandatory price reductions (or failure to approve price increases), increases in the percentages to be paid by patients (the “co-pay”), exclusion of certain products from lists of reimbursable products, benchmarking of reimbursement prices based on the lowest priced therapy available in a category, cost-benefit analysis of prescription pharmaceuticals and encouragement of the growth of generic drug markets. Additionally, when setting the price, national governments take into account the price paid in other countries for the same product.

     In Europe, in certain countries, governments also influence the price of pharmaceutical products indirectly through control of national healthcare systems that fund a significant portion of the cost of such products. In France, for example, a government authority sets the price level for reimbursable medications taking into account the scientific value of the product, as well as the individual agreements signed between the governmental authority and the pharmaceutical companies. Every three years, the reimbursement and price of new products on the list are reviewed. The price of a product depends on the benefits it provides in rendering medical treatment (including innovations) as well as an economic analysis when compared to existing treatments.

     In Japan, the National Health Ministry bi-annually reviews the prices of certain pharmaceutical products (which review in the past has resulted in regular price reductions). In the United States, there are currently no price controls over private sector pharmaceutical purchases; however, federal and state legislation requires drug manufacturers to pay rebates on certain drugs to state Medicaid agencies based on each state’s reimbursement of pharmaceutical products under the Medicaid program. We also must give discounts or rebates in the United States on purchases or reimbursements of pharmaceutical products by certain other federal and state agencies and programs. Further healthcare reforms continue to be considered in both the United States and other jurisdictions and depending on their form, if adopted, could have a material effect on our operations in the future. In the absence of new government regulation, managed care has become a potent force in the market place that increases downward pressure on prices of pharmaceutical products.

Regulation
     The international pharmaceutical industry is highly regulated. National and supranational regulatory authorities administer numerous laws and regulations regarding the testing, approval, manufacturing, importing, labeling and marketing of drugs, and also review the safety and efficacy of pharmaceutical products. Further controls exist on the pre-clinical and clinical development of pharmaceutical products. Of particular importance is the requirement to obtain and maintain regulatory approval for a pharmaceutical product from a country’s national regulatory authority before such product may be marketed in that country. These regulatory requirements are a major factor in determining whether a substance can be developed into a marketable product and the amount of time and expense associated with such development.

     The submission of an application to a regulatory authority does not guarantee that a license to market the product will be granted. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting, an approval, even though the relevant product has been approved in another country. Regulatory authorities also have administrative powers that include product recalls, seizure of products and other sanctions.

     Europe, the United States, Japan, Australia and Canada all have very high standards for technical appraisal and consequently, in most cases, a lengthy approval process. The time taken to obtain approval varies by country, but generally takes from six months to several years from the date of application, depending on the quality of data produced, the degree of control exercised by the regulatory authority, the efficiency of its review procedures and the nature of the product. In recent years, intensive efforts have been made among the United States, the European Union (“EU”) and Japan to harmonize registration requirements in order to achieve shorter development and registration times for medical products. However, the requirement in many countries (including Japan and several member-states of the EU) to negotiate selling prices or reimbursement levels with government regulators can substantially extend the time until final marketing approval is granted.

     In the EU, there are two main procedures for application for marketing authorization, namely the Centralized Procedure and the Mutual Recognition Procedure. In the Centralized Procedure, applications are made to the European Agency for the Evaluation of Medicinal Products for an authorization that is valid across all EU member-states. The Centralized Procedure is mandatory for all biotechnology products and optional for other new chemical compounds or innovative medicinal products. In the Mutual Recognition Procedure, a first authorization is granted by a single EU member-state. Subsequently, mutual recognition of this first authorization is sought from the remaining EU member-states. National authorizations are only possible for products intended for commercialization in a single EU member-state only, or for line extensions to existing national product licenses.

     In the United States, applications for drug registration are submitted to and reviewed by the U.S. Food and Drug Administration, or FDA. The FDA regulates the testing, approval, manufacturing, labeling and packaging of pharmaceutical products intended for commercialization in the United States, as well as the monitoring of all pharmaceutical products currently on the U.S. market. The pharmaceutical development and registration process is typically intensive, lengthy and rigorous. A new drug application (“NDA”) is filed with the FDA if the data sufficiently demonstrate the drug’s quality, safety and efficacy. The NDA must contain all the scientific information that has been gathered and typically covers all patients tested in clinical trials. A supplemental new drug application (“sNDA”) must be filed for a line extension of a previously registered drug.

     Generic drug manufacturers may file an abbreviated new drug application (“ANDA”). These applications are abbreviated because rather than including preclinical and clinical trial data, generic manufacturers need only demonstrate that their product is bioequivalent (i.e., that it performs in the same manner as the innovator’s drug). Consequently, the length of time for approval can be considerably shorter than for an NDA.

     Once the FDA approves the NDA/sNDA/ANDA, the new pharmaceutical becomes available for physicians to prescribe. Thereafter, the drug owner must submit periodic reports to the FDA, including any cases of adverse reactions. For some medications, the FDA requires additional studies (Phase IV) to evaluate long-term effects or to gather information on the use of the product under special conditions. The FDA also requires compliance with standards relating to laboratory, clinical and manufacturing practices. In addition, manufacturing facilities outside the United States that export products into the United States must be approved by the FDA and are subject to periodic inspections by the FDA.

     In addition to the regulatory approval of our products, all of our manufacturing facilities must be Good Manufacturing Practice (or GMP) compliant. GMP is a term that is used internationally to describe a set of principles and procedures that, when followed by manufacturers of therapeutic goods, helps ensure that the products manufactured will have the required quality for human use. A basic tenet of GMP is that quality cannot be tested in a batch of product but must be built into all stages of the manufacturing process. These quality system regulations include requirements related to the methods used in, and the facilities and controls used for, designing, manufacturing, packaging, labeling and storing pharmaceutical products, including guidelines relating to the installing and servicing of the equipment used in their manufacture. Compliance with specified GMP requirements is used by most countries as the basis for licensing manufacturers of pharmaceutical products.

Health, Safety and Environment
     Our manufacturing and research operations are subject to increasingly stringent health, safety and environmental laws and regulations. Such laws and regulations are complex and rapidly changing. We have made, and intend to continue to make, necessary expenditures for compliance with them. Our expenditures related to health, safety and environmental compliance are in the range of €10 million each year. While we cannot predict with certainty the future costs for compliance, we do not believe they will have a material effect on our capital expenditures, results of operations or competitive position.

     The environmental laws and regulations that we are subject to may require us to remove or mitigate the effects of the disposal or release of chemical substances at our various sites. Under some of these laws and regulations, a current or previous owner or operator of a property may be held liable for the costs of removal or remediation of hazardous substances on, under or in its property, or transported from its property to third party sites, without regard to whether the owner or operator knew of, or caused the presence of, the contaminants. The current or previous owner may also be liable regardless of whether the practices that resulted in the contamination were legal at the time they occurred.

     Because certain of our manufacturing sites have an extended history of industrial use, it is impossible to predict precisely what effect these laws and regulations will have on us in the future. As is typical for companies involved in the pharmaceutical industry, soil and groundwater contamination has occurred in the past at some of our sites, and might occur or be discovered at other sites. One of our French sites, Sisteron, is currently included on a list of potentially contaminated land and sites on a database known as the BASOL, which is maintained by the Directions Régionales de l’Industrie, de la Recherche et de l’Environnement (or DRIRE), the French equivalent of the EPA. In connection with an audit conducted in 1999 and 2000 at the request of the DRIRE, groundwater contamination was discovered, and we are now in the process of rehabilitating the site in cooperation with the DRIRE. We also have been identified as having potential liability for investigation and cleanup at several other sites, and we have established reserves for the currently-known sites and for contractual guarantees for environmental liabilities for sites that we have sold. These reserves are in amounts that are not material to our results of operations.

     We believe that our designated provisions are adequate based on currently-available information, but given the inherent uncertainties in projecting environmental liabilities we cannot guarantee that additional costs will not be incurred beyond the amounts accrued.

     We believe that we are not currently subject to liabilities for non-compliance with applicable environmental, health and safety laws and regulations that would materially and adversely affect our business, financial condition or results of operations. We also believe that we are in substantial compliance with environmental, health and safety laws and regulations and that we have obtained all material environmental permits required for the operation of our facilities. We are committed to providing safe and environmentally sound work places that will not adversely affect the health or environment of our employees or the communities in which we operate.

     We have implemented a health, safety and environment policy that promotes the health and well-being of our employees and respect for our environment. We consider this policy to be an integral element of our commitment to social responsibility. The key points of this policy are summarized below.

     Health. From compound optimization to the launch of new drugs, our research scientists continuously assess the effect of our products on human health. We have two committees that use this specialized knowledge and experience to evaluate chemical and biological hazards. Our COVALIS committee is responsible for classifying all the chemical and pharmaceutical products handled within the group and setting limits for professional exposure specific to each of these. To date, 610 pharmaceutical active ingredients and 302 synthesis intermediates have been evaluated. Our TRIBIO Committee is responsible for classifying all the biological agents according to their level of pathogenicity and for establishing the rules for their containment and the preventive measures to be respected throughout our operations.

     Safety. We have a rigorous policy in place to identify and evaluate risks and to develop preventive measures and methods for checking their efficacy. Additionally, we invest in training schemes that are designed to ensure that a concern for safety is built into all professional activities. We implement these policies world-wide to ensure the safety to our employees and protect their health. Each project, be it research, development or industrial production, is subject to evaluation procedures that take into account the recommendations of the COVALIS and TRIBIO committees, discussed above, with regard to the substances used and the chemical processes. Our preventive measures are designed primarily to reduce the number and seriousness of industrial accidents involving our permanent and temporary employees or employees of outside contractors. We believe that these efforts have been a success as we have seen a significant improvement in our safety results since the merger.

     Our Sisteron site, discussed above, has been identified on a list of sites that are subject to increased levels of safety inspections due to the safety concerns associated with the nature of its manufacturing processes (which include using explosive materials).

     Environment. Our environmental policy’s core objectives are to achieve clean manufacturing processes, minimal use of natural resources and reduced impact on the environment from our activities. In order to optimize and improve our environmental performances, we are working towards international ISO 14001 certification. One site has already been certified and three pilot sites are currently engaged in the certification procedures. This objective is an integral part of the strategy of continuous improvement practiced in all of our establishments through the annual implementation of health, safety and environment progress plans, known as PASS. We believe that this strategy clearly expresses the commitment of both management and individuals to health, safety and environment.

     Our recent environmental protection efforts have targeted reduction in water consumption, improvement in performance of water treatment installations, reduction in air emissions of power-generating units and in the release of volatile organic compounds, and reduction in waste materials. Even with our increased production volume, we have achieved considerable improvements in each of these areas.

C. Organizational Structure
     The table below sets forth our significant subsidiaries and affiliates as of the date of this registration statement. For a complete list of our consolidated subsidiaries, see Note E to our consolidated financial statements, included under Item 18 “Financial Statements.”

Significant Subsidiary or Affiliate	Country	Ownership Interest

Sanofi-Synthélabo France	France	100%
Sanofi-Synthélabo Inc.	United States	100%
Sanofi Winthrop Industrie	France	100%
Lorex Pharmaceuticals	United States	100%

D. Property, Plants and Equipment
     Our principal executive offices are located in Paris, France. We operate our business through a number of offices, research facilities and production sites throughout the world.

     We both own and lease our facilities. We have entered into leasing agreements with respect to real estate properties located in France, at Gentilly, Chilly Mazarin, and Bagneux. These real estate properties are composed of buildings constructed pursuant to the lease agreements, under which we pay periodic rent and have a purchase option exercisable at expiration. We are responsible for all repairs, taxes and other costs during the term of the leases. The leases are classified as debt in our consolidated balance sheet.

     In 2001, we spent €283 million primarily to increase capacity at our various manufacturing sites and on improvements to our research sites. We believe that our production plants and research facilities are well maintained and generally adequate to meet our needs for the foreseeable future.

     Below is a summary of our principal manufacturing, distribution, research and development and administrative facilities. In addition to these principal sites, we have 101 additional facilities throughout the world that serve their local and regional markets.

Facility	Size (m2)	Principal Use

Manufacturing
Aramon, France (near Avignon) Sanofi Chimie Route d’Avignon 30390 Aramon, France	46,090	Chemical Manufacturing (primarily irbesartan, amiodarone and fondaparinux sodium)
Sisteron, France (near Marseille) 45, chemin de Meteline BP 15 04201 Sisteron Cedex, France	54,568	Chemical Manufacturing (primarily clopidogrel, ticlopidine and fondaparinux sodium)
Ambarès, France (near Bordeaux) Sanofi Winthrop Industrie 1, rue de la Vierge BP 599 33440 Ambarès, France	61,920	Pharmaceutical Manufacturing (primarily Plavix®, Aprovel®, Depakine® and Cordarone®)
Tours, France 30-36, avenue Gustave Eiffel 37100 Tours cedex, France	25,542	Pharmaceutical Manufacturing (primarily Stilnox®, Tildiem®, Cordarone® and Kerlone®)
Notre-Dame de Bondeville, France (near Rouen) Sanofi Winthrop Industrie 1, rue de l’Abbaye 76960 Notre-Dame de Bondeville, France	32,896	Chemical and Pharmaceutical Manufacturing (primarily Fraxiparine® and Cordarone® as well as Arixtra® and fondaparinux sodium)
Quetigny, France (near Dijon) Sanofi Winthrop Industrie 6, boulevard de l’Europe 21800 Quetigny, France	26,807	Pharmaceutical Manufacturing (primarily Stilnox®)
Fawdon, England (near Newcastle) Sanofi Winthrop Ltd. Fawdon Manufacturing Centre Edgefield Avenue, Fawdon Newcastle Upon Tyne, NE3 3TT England	49,440	Pharmaceutical Manufacturing (primarily Plavix®, Aprovel® and Depakine®)
Ujpest, Hungary (near Budapest) Chinoin Pharmaceutical and Chemical Works Co. Ltd. TO U 1-5 P.O.B. 110 1325 Budapest Hungary	122,251	Chemical and Pharmaceutical Manufacturing
Csanyikvolgy, Hungary Chinoin Pharmaceuticals Works Co. Ltd P.O.B. 5653510 Miskolc Csanyikvolgy Hungary	11,149	Pharmaceutical Manufacturing (primarily Fraxiparine®)

Facility	Size (m2)	Principal Use

Research and Development
Montpellier, France Sanofi-Synthélabo Recherche 371, rue du Professeur Joseph Blayac 34184 Montpellier cedex 04, France	46,615	Research
Toulouse, France Sanofi-Synthélabo Recherche 195, route d’Espagne 31306 Toulouse, France	18,452	Research
Great Valley, PA, United States Sanofi-Synthélabo Research a division of Sanofi-Synthelabo Inc. 9, Great Valley Parkway Malvern, PA 19355 U.S.A.	25,000	Research
Bagneux, France (near Paris) Sanofi-Synthélabo Recherche 31, avenue Paul Vaillant Couturier 92200 Bagneux, France	23,505	Research
Chilly-Mazarin, France (near Paris) 1, avenue Pierre Brossolette 91385 Chilly-Mazarin cedex, France	48,613	Research, as well as distribution (primarily for the French consumer products market)
Strasbourg, France Sanofi-Synthélabo Recherche 18, rue d’Ankara 67080 Strasbourg, France	7,413	Research
Distribution
Amilly, France (near Paris) Sanofi Winthrop Industrie 196, rue du Maréchal Juin Z.I. d’Amilly 45208 Montargis cedex, France	16,356	Distribution center for pharmaceutical products
St. Loubes, France (near Bordeaux) Sanofi Winthrop Industrie site No. 4 Z.I. La Lande 7, rue des Genets BP 53 33451 Saint Loubes cedex, France	14,588	Distribution center for pharmaceutical products
Office Space
Sanofi-Synthélabo 174, avenue de France, Paris, France	17,115	Headquarters
Sanofi-Synthélabo 74-82, avenue de Raspail Gentilly, France (near Paris)	30,098	Administrative offices and other operational activities

Item 5.     Operating and Financial Review and Prospects
     You should read the following discussion in conjunction with our financial statements and the notes thereto included in this registration statement under Item 18. Our financial statements have been prepared in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP. Note F to our audited financial statements provides a description of the principal differences between French GAAP and U.S. GAAP as they relate to our company, and reconciles our shareholders’ equity and net income to U.S. GAAP as of and for each of the years ended December 31, 2000 and 2001.

     The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See Item 3 “Key Information—Forward-Looking Statements.”

     Our company is the result of the 1999 merger of Sanofi and Synthélabo, two major French pharmaceutical companies. We have prepared pro forma financial information based on the assumption that the merger took place on January 1, 1999. In the discussion that follows, we sometimes refer to our pro forma results of operations for 1999. In addition to the assumptions regarding the merger, which are described below and under Item 3 “Key Information—Selected Financial Data—Combined and Unaudited Pro Forma Financial Data for 1999,” the other significant assumptions that we used to prepare the pro forma financial information are described below under “Results of Operations—Year Ended December 31, 2000 Compared with Year Ended December 31, 1999—The merger and our unaudited pro forma financial information.”

Overview
     Our company is in a period of substantial growth. Our net sales in 2001 were €6,488 million, representing an increase of 8.8% compared to 2000, or an increase of 15.2% excluding the impact of changes in the scope of consolidation and exchange rates. Our 2000 net sales were 11.5% higher than our pro forma 1999 net sales, or 10.3% higher excluding the impact of changes in the scope of consolidation and exchange rates. All of our growth has come from sales of pharmaceutical products and has been driven principally by two factors:

•	the rapid growth of our three lead products, Plavix®, Aprovel® and Stilnox®, which together accounted for net sales of €788 million in 1999 (on a pro forma basis), €1,320 million in 2000 and €1,914 million in 2001; and

•	our increased presence in the United States, which accounted for 12.7% of our pharmaceutical sales in 1999 (on a pro forma basis), 15.0% in 2000 and 17.1% in 2001.

     We have also improved our operating margins over the last three years. Operating profit represented 18.1% of net sales in 1999 (on a pro forma basis), 26.4% in 2000 and 32.5% in 2001. The principal reasons for our improved operating margins have been:

•	strong growth in our top 15 products as well as improvements in our overall product mix;

•	the sale of non-core businesses that had comparatively lower operating margins than our core pharmaceuticals business;

•	an increase in royalties received under licensing agreements; and

•	an increase in our financial interest in the joint venture that marketed Stilnox® in the United States.

     Our operating margins have improved despite a significant increase in our selling expenses, which increased from 33.8% of our consolidated sales in 2000 to 35.5% in 2001. This increase resulted principally from an increase in our sales force in the United States in anticipation of the expansion of our activities there. We have also maintained a robust level of research and development spending throughout 2001.

     Our activities generate significant operating cash flow, which has historically been sufficient to fund our investment needs and to allow us to pay dividends. At the end of 2001, we had a net cash position of €3,401 million. We do not anticipate needing cash resources other than those generated by our operations to fund our activities.

     We expect continued growth in 2002. In the first quarter of 2002, our net sales were €1,855 million, an increase of 19.5% compared to the first quarter of 2001, or an increase of 15.4% excluding the impact of changes in the scope of consolidation and exchange rates. We expect our 2002 growth to result from the same factors that have driven our recent growth as well as the following additional factors:

•	the recognition of 100% of the revenues of sales of Stilnox® (under the name Ambien®) in the United States beginning January 1, 2002, following the transfer of control and subsequent buyout of our joint venture partner, compared to the 49% proportionate consolidation that we used in 2001;

•	the full year impact of the increase in our interest in the promotional activities and profitability of our alliance responsible for sales of Aprovel® (under the name Avapro®) in the United States for all of 2002, rather than for three months in 2001;

•	the launch of Arixtra®, our potential fourth lead product, which was approved for marketing by U.S. regulatory authorities at the end of 2001 and launched in the United States in February 2002, and which received its European marketing authorization in March 2002 and is targeted for launch in the second and third quarters of 2002; and

•	the introduction of a complementary indication for Plavix® in the United States for the treatment of acute coronary syndrome.

     We expect that some of this sales growth will be offset by increased competition from generic drugs for one of our products, Corotrope®, which lost patent protection in the United States (where it is sold under the brand name Primacor®) in May 2002. In 2001, net sales of this product were €237 million, including €203 million in the United States.

Sources of Revenues and Expenses
     Revenues. Our principal source of revenues is the sale of pharmaceutical products. We sell these products directly, through alliances and through licensees throughout the world. When we sell products directly, we record sales revenues as part of our consolidated revenues. When we sell products through alliances, the revenues reflected in our consolidated financial statements are based on the overall level of sales of the products and on the arrangements governing those alliances. We describe our principal alliances below under “—Financial Presentation of Alliances.” When we sell products through licensees, we receive royalty income that we record as a reduction from our cost of goods sold, as discussed further below.

     Cost of Goods Sold. Our cost of goods sold consists primarily of the cost of purchasing active ingredients and raw materials, labor and other costs relating to our manufacturing activities, packaging materials and distribution costs, as well as government charges that we are required to pay in some countries.

     Our cost of goods sold also includes our net royalties relating to license agreements for products. We have license agreements under which we distribute products that are patented by other companies and license agreements under which other companies distribute products that we have patented. When we pay royalties, we record them in cost of goods sold, and when we receive royalties, we record them as reductions to our cost of goods sold.

     Operating Profit. Our operating profit consists of gross profit less research and development costs, selling and general expenses and items that we record as “other operating income / (expense), net.” We expense all of our research and development costs as incurred. Our “other operating income / (expense), net” relates primarily to profit sharing arrangements with partners under joint ventures and alliance agreements for the commercialization of products. The effects of these profit sharing arrangements are reflected in operating profit. See “—Financial Presentation of Alliances” below for a description of these arrangements.

Treatment of Milestone Payments Under Licensing Agreements
     When we enter into a licensing agreement with respect to products under development, we frequently pay the patent owner an up-front payment and/or payments for reaching certain development milestones. If the product has not yet received regulatory approval, we record these payments as additions to our research and development expenses. If the product has already received regulatory approval or the payment is made upon receipt of regulatory approval, we record these payments as additions to our research and development expenses. If the product has already received regulatory approval or the payment is made upon receipt of regulatory approval, we record the payment as an addition to our intangible assets, which is amortized over the shorter of the useful life of the product and the duration of the relevant license.

Presentation of Net Sales
     In the discussion below, we present our net sales for each period, and we break down our net sales among various categories, such as by therapeutic class, product and geographical area. We refer to our historical sales as “reported” sales. We have used in each year the classifications that are used in 2001. In addition to reported sales, we also present and discuss two other non-GAAP indicators that we believe are useful measurement tools to explain changes in our reported net sales:

•	Comparable Sales. When we refer to the change in our net sales on a “comparable” basis, we mean that we exclude the impact of exchange rate fluctuations and changes due to acquisitions and divestitures of entities and rights to products. For any two periods, we exclude the impact of exchange rates by recalculating net sales for the earlier period on the basis of exchange rates used in the later period. We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

•	Developed Sales. When we refer to “developed sales” of our three lead products, we mean all sales world-wide, including those that are made through our alliances but that are not included in our consolidated net sales (as described under “—Financial Presentation of Alliances” below). Our alliance partners provide us information regarding their sales in order to allow us to calculate developed sales. We believe that developed sales are a useful measurement tool because they demonstrate trends in the overall presence of our products in the market.

Impact of Exchange Rates
     We report our financial statements in euros. Because we earn a significant portion of our revenues in countries where the euro is not the local currency, our results of operations can be significantly impacted by exchange rate movements between the euro and other currencies, primarily the U.S. dollar and, to a lesser extent, the Japanese yen. As a general policy, we do not specifically hedge foreign currency net investments, but rather engage in various foreign currency transactions to reduce our exposure to the risks arising from fluctuations in exchange rates and to protect our operating margins. Hedging instruments relate to assets and liabilities existing at the balance sheet date and, in some cases, to commitments related to future transactions as determined in our annual forecast process. In 2001, we earned 16.9% of our revenues in the United States and 6.6% in Japan. A decrease in the value of the U.S. dollar against the euro would have a negative impact on our revenues, which would not likely be offset by an equal reduction in our costs and therefore would negatively impact our operating profits.

Financial Presentation of Alliances
     Our revenues, expenses and operating profits are affected significantly by the presentation of our alliances in our financial statements. Through 2001, two major alliances had a significant impact on the presentation of our results of operations: our alliance with Bristol-Myers Squibb, which covers two of our three lead products, Aprovel® and Plavix®, and our Lorex joint venture with Pharmacia, which covered the marketing of Stilnox® (under the name Ambien®) in the United States. We have a third major alliance with Organon (a  subsidiary of Akzo Nobel) for the development and marketing of Arixtra®, our potential fourth lead product. That alliance is likely to have a significant impact on our results of operations in the future.

The Bristol-Myers Squibb Alliance
     The two products that are subject to the Bristol-Myers Squibb alliance, Aprovel® and Plavix®, accounted for an aggregate of €393 million of consolidated net sales in 1999 (on a pro forma basis), €737 million of consolidated net sales in 2000 and €1,128 million of consolidated net sales in 2001. Total developed sales of the two products amounted to an aggregate of €1,020 million in 1999, €1,944 million in 2000 and €2,957 million in  2001.

     The proportion of developed sales of these products represented by our consolidated revenues from these products varies from year to year because differences in the marketing arrangements for these products from country to country impact the presentation of sales of these products. There are three principal marketing arrangements that are used:

•	Co-marketing. Under the co-marketing system, each company markets the products independently under its own brand names. We record our own sales and related costs in our consolidated financial statements.

Exclusive Marketing. Under the exclusive marketing system, one company has the exclusive right to market the products. We record our own sales and related costs in our consolidated financial statements.

•	Co-promotion. Under the co-promotion system, the products are marketed through the alliance arrangements (either by contractual arrangements or by separate entities) under a single brand name. The accounting treatment of the co-promotion arrangement depends upon who has majority ownership and operational management in that territory, as discussed below.

     The alliance arrangements include two royalty streams that are applied on a world-wide basis (excluding Japan), regardless of the marketing system and regardless of which company has majority ownership and operational management:

•	Discovery Royalty. We earn a discovery royalty on all sales of Aprovel® and Plavix® regardless of the marketing system. The discovery royalty is reflected in our consolidated statement of income in our gross profit, which results in an increase in our gross margin.

•	Development Royalty. In addition to the discovery royalty, we and BMS are each entitled to a development royalty related to certain know-how and other intellectual property in connection with sales of Aprovel® and Plavix®. Each legal entity that markets products pays a development royalty. We pay BMS a development royalty, which we record in our consolidated statement of income as an increase to our cost of goods sold in countries where we consolidate sales of the products, and as a reduction to our cost of goods sold in countries where BMS consolidates sales of the products.

     From the beginning of the alliance through April 30, 2002, we have received an aggregate of €936 million in royalties under the alliance arrangements, and we have paid BMS an aggregate of €63 million in royalties under the alliance arrangements.

     Under the alliance arrangements, there are two territories, one under our operational management and the other under the operational management of BMS. The territory under our operational management consists of Europe and most of Africa and Asia, while the territory under the operational management of BMS consists of the rest of the world excluding Japan. In Japan, Aprovel® is under development through an alliance between BMS and the Japanese pharmaceutical company Shionogi Pharmaceuticals, and Plavix® is under development through an alliance between our company and Daiichi Pharmaceuticals Co., Ltd.

•	Territory under our operational management. In the territory under our operational management, the marketing arrangements are as follows:

•	We use the co-promotion system for most of the countries of Western Europe and Asia (excluding Japan) for Aprovel® and Plavix®. We record 100% of all alliance revenues and expenses in our consolidated financial statements. We also record, as selling and general expenses, payments to BMS for the cost of BMS’s personnel involved in the promotion of the products. BMS’s share of the operating profit of the alliances is recorded as “other operating income / (expense), net” and thus is deducted from our operating profit.

•	We use the co-marketing system in Germany, Italy, Spain and Greece for both Aprovel® and Plavix®, and in Portugal for Plavix®.

•	We have the exclusive right to market Aprovel® and Plavix® in Eastern Europe, Africa and the Middle East, and Aprovel® in Asia (excluding Japan).

•	Territory under BMS operational management. In the territory under BMS operational management, the marketing arrangements are as follows:

•	We use the co-promotion system in the United States and Canada, where the products are sold through the alliances under the operational management of BMS. There are different arrangements applicable to each of the two products in these countries:

•	Aprovel®. With respect to Avapro® (the brand name used in the United States for Aprovel®), in October 2001, we entered into an agreement to increase our participation in the promotional activities and profitability of Aprovel® in the United States. As part of this agreement, we will pay BMS between $400 and $500 million between 2001 and 2004. In addition to our profit-share recorded under “other operating income/(expense), net,” we also receive payments from BMS for the cost incurred for our personnel in connection with the promotion of the product (which are deducted from our consolidated selling and general expenses).

•	Plavix®. With respect to Plavix®, we record our share of the alliance’s operating profit under “other operating income / (expense), net,” with the result that our operating profit is increased by this amount. We also record payments from BMS for the cost of our personnel in connection with the promotion of the product as a deduction from our selling and general expenses.

•	We use the co-marketing system in Brazil, Mexico, Argentina, Colombia and Australia for Plavix® and Aprovel®.

•	We have the exclusive right to market the products in certain other countries of Latin America.

     In countries where the products are marketed by BMS on an exclusive or co-marketing basis, or through alliances under the operational management of BMS, we also earn revenues from the sale of the active ingredients for the products, which we record as sales in our consolidated statement of income.

     The Lorex Joint Venture
     Until April 16, 2002, we marketed our insomnia medicine Stilnox® (under the name Ambien®) and our hypertension medicine Kerlone® in the United States through a joint venture with Pharmacia, known as Lorex Pharmaceuticals. On April 16, 2002, we acquired Pharmacia’s interest in the joint venture for $670 million and now have full rights to market these products in the United States. In December 2001, we signed an agreement with Pharmacia to grant exclusive control of Lorex to us as of December 31, 2001, in anticipation of our acquisition.

     In 1999, 2000 and 2001, we recorded consolidated net sales of €277 million (on a pro forma basis), €433 million and €583 million, respectively, from sales of Stilnox® (under the brand name Ambien®) and sales of its active ingredient in the United States, compared with world-wide developed sales of €615 million, €920 million and €1,215 million, respectively.

     From the establishment of Lorex through December 31, 2001, we recorded as an increase of our gross profit an aggregate amount of €122 million from the Lorex joint venture. This amount represents 51% of the total royalties received from the Lorex joint venture under the proportionate consolidation method that we used through such date.

     Our consolidated revenues from sales of Stilnox® (under the brand name Ambien®) in the United States have grown in approximately the same proportion as developed sales of the product. Our profit share from the Lorex joint venture increased from 18.0% in 1999, to 40.0% in 2000 and to 47.0% in 2001. We accounted for our 49.0% interest in Lorex using the proportional consolidation method. We recorded the difference between our proportionately consolidated revenues and operating expenses and our actual financial interest in the operating profits of the joint venture under “other operating income / (expense), net.” As a result, our operating profit reflects our financial interest in the profits of the joint venture.

     Beginning January 1, 2002, we have consolidated 100% of the sales of Ambien® as well as Kerlone®. We expect that our sales will significantly increase as a result of the full consolidation of the sales of Ambien®. Pharmacia was entitled to its share of the profits from Ambien® and Kerlone® through April 15, 2002, which we recorded as a minority interest from January 1, 2002 through such date. Because Lorex is now a fully consolidated company, we will no longer record as an increase in our gross profit royalty payments from the Lorex joint venture.

     The Arixtra® Joint Venture with Organon
     Our joint venture with Organon covers the commercialization of Arixtra® on a world-wide basis. We launched Arixtra® in the United States in February 2002 and we currently plan to launch the product in Europe in the second and third quarters of 2002. The treatment of the joint venture will vary by geographical region, as follows:

•	North America. In the United States, Mexico and Canada, Arixtra® will be sold by companies that we jointly control with Organon. We will consolidate the sales and related expenses of Arixtra® using the proportional consolidation method based upon our 50.0% ownership interest in the joint venture.

•	Europe and Rest of the World (excluding Japan). We will market and sell Arixtra® in the same way as we do our other products, and we will include 100% of our sales in these countries in our consolidated net sales. We will pay a royalty to Organon based on sales of Arixtra®, which we will record as cost of goods sold.

     Divestitures
     Since the merger, we have sold a number of non-core businesses as part of our strategy of focusing on our pharmaceuticals business. In the first half of 1999, Sanofi signed a definitive agreement to sell its beauty division, and we completed the sale in the second half of 1999. In the second half of 1999, we also sold our diagnostics division, animal health and nutrition division, and our interest in Entremont, an equity affiliate in the cheese business. Total proceeds from these divestitures and the beauty division, excluding the repayment of inter-company loans, were €1,338 million. In 2001, we sold our custom chemicals subsidiary, Sylachim (effective for accounting purposes as of January 1, 2001), and our two medical equipment businesses, Porgès (effective as of January 1, 2001), Ela Medical (effective as of May 1, 2001) and our direct shareholding in Laboratoires de Biologies Végétale Yves Rocher (effective as of December 18, 2001). Total proceeds from these divestitures, excluding the repayment of inter-company loans, were €588 million.

     The results of operations of Sanofi’s beauty division were removed from the scope of consolidation in our unaudited pro forma statement of income data for the year ended December 31, 1999, because Sanofi signed an agreement to sell the division before the date the merger became effective for accounting purposes. In 1999, the combined contribution to our pro forma consolidated net sales of the diagnostics and animal health and nutrition divisions were €171 million, or 3.2% of our pro forma consolidated net sales of €5,350 million for the same period. The capital gains arising from the divestitures that occurred in 1999 were accounted for as adjustments to the opening balance sheet and had no impact on our results of operations.

     In 2001, the contribution to our consolidated net sales of Ela Medical was €39 million, or less than 1% of our consolidated net sales of €6,488 million for the same period. Ela Medical, Porgès and Sylachim had combined net sales of €243 million in 2000. The direct shareholding in Laboratoires de Biologie Végétale Yves Rocher was valued at €159 million and classified as investments in non-consolidated companies.

Results of Operations
Recent Developments
     We had net sales of €1,855 million in the first quarter of 2002, representing a 19.5% increase over net sales of €1,552 million for the first quarter of 2001. The impact of the full consolidation of the results of Lorex for the quarter, partially offset by the change in treatment of our Japanese joint venture with Fujisawa from full consolidation to proportionate consolidation, accounted for approximately 3.6% of the growth. Currency exchange rate fluctuations accounted for the remainder of the increase. Excluding these events, our net sales increased by 15.4% from the first quarter of 2001 to the first quarter of 2002 on a comparable basis.

     We had strong sales growth in all markets in the first quarter of 2002. Net sales in Europe were €1,070 million in the first quarter of 2002, an 11.4% increase over net sales of €960 million in the first quarter of 2001, or 14.1% on a comparable basis. Net sales in the United States were €424 million in the first quarter of 2002, a 65.0% increase over net sales of €257 million in the first quarter of 2001, largely due to the consolidation of Lorex. On a comparable basis, net sales increased by 18.4% between the first quarters of 2001 and 2002. Net sales in Japan decreased by 19% in the first quarter of 2002 to €73 million from €90 million in the first quarter of 2001 due to the change in consolidation method of the Fujisawa joint venture. On a comparable basis, net sales in Japan increased by 8.9%.

     Consolidated sales of our top fifteen products accounted for 66.6% of our total sales in the first quarter of 2002, compared to 63.0% in the first quarter of 2001. Total consolidated sales of our top fifteen products were €1,235 million in the first quarter of 2002, an increase of 35.3% over €913 million in the first quarter of 2001, or 21.9% on a comparable basis. The following table breaks down our consolidated net sales of pharmaceutical products by product.

		Three months ended March 31,			% change*

		2001 Reported	2001 Comparable	2002 Reported	Reported		Comparable

		(€ in millions)
Product	Therapeutic Area
Stilnox®	Central Nervous System	180	286	335	85.7%		16.9%
Plavix®	Cardiovascular/Thrombosis	146	146	236	62.1%		61.7%
Aprovel®	Cardiovascular/Thrombosis	94	94	124	31.4%		31.4%
Fraxiparine®	Cardiovascular/Thrombosis	71	72	83	16.4%		15.6%
Corotrope®	Cardiovascular/Thrombosis	50	51	68	35.9%		32.4%
Depakine®	Central Nervous System	59	59	67	14.6%		14.4%
Eloxatine®	Oncology	45	45	59	29.4%		29.7%
Ticlid®	Cardiovascular/Thrombosis	55	55	44	(20.0%	)	(20.9%	)
Xatral®	Internal Medicine	35	35	44	26.3%		27.0%
Cordarone®	Cardiovascular/Thrombosis	38	38	41	9.0%		9.1%
Tildiem®	Cardiovascular/Thrombosis	38	38	37	(2.7%	)	(2.6%	)
Solian®	Central Nervous System	27	27	33	23.7%		23.9%
Aspégic and derivatives	Central Nervous System	26	26	29	13.0%		11.3%
Dogmatil®	Central Nervous System	28	20	19	(31.7%	)	(5.1%	)
Kerlone®	Cardiovascular/Thrombosis	22	21	16	(24.3%	)	(20.8%	)

Total consolidated net pharmaceutical sales		913	1,013	1,235	35.3%		21.9%

*     Minor variations between changes on a reported and comparable basis are due to rounding differences.

     Our Three Lead Products. Plavix®, Aprovel® and Stilnox® recorded strong growth in the first quarter of  2002.

•	Sales of Stilnox® increased by 86.1% in the first quarter of 2002 compared to the first quarter of 2001. The majority of this increase is due to the full consolidation of sales of Stilnox® in the United States (under the brand name Ambien®) by Lorex. Excluding this change, Stilnox® sales increased by 17.1% on a comparable basis. Developed sales of Stilnox® were €340 million in the first quarter 2002, an increase of 17.6% over first quarter 2001 developed sales of €289 million.

•	Sales of Plavix® increased by 61.6% in the first quarter of 2002 compared to the first quarter of 2001. Developed sales of Plavix® increased to €634 million in the first quarter of 2002, a 43.2% increase over first quarter 2001 developed sales of €442 million. Some of this growth is due to the action plan announced by our alliance partner BMS aimed at reducing wholesaler inventory levels of Plavix®.

•	Sales of Aprovel® increased by 31.9%, from €94 million in the first quarter of 2001 to €123 million in the first quarter of 2002. Developed sales of Aprovel® increased to €264 million in the first quarter of 2002, a 28.4% increase over first quarter 2001 developed sales of €206 million.

     Other Products. Sales of Ticlid® continued to decline as expected, as this product is being gradually replaced by Plavix®. Sales of Eloxatine® continued to grow following launch on the European market, while sales of Xatral® increased strongly following the launch of a new formulation. The decrease in sales of Dogmatil® on a reported basis is due primarily to the change in method of consolidation of sales of our joint venture with Fujisawa, which covers sales of Dogmatil® in Japan.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000
     Net Sales
     Our net sales in 2001 were €6,488 million, representing an 8.8% increase compared to net sales of €5,963  million in 2000. On a comparable basis, our net sales increased by 15.2% from 2000 to 2001, after taking into account the impact of divestitures (described above), which reduced sales by approximately €293 million, and currency exchange rate fluctuations, which reduced sales by approximately €36 million, as the strength of the U.S.  dollar was offset by weakness in the Japanese yen. Net sales of pharmaceuticals were €6,339 million in 2001, an increase of 14.6% above €5,532 in 2000, or an increase of 15.5% on a comparable basis.

     Markets. We believe that our sales are well diversified geographically as compared to other companies in the pharmaceutical industry. We divide our sales into three markets: Europe, the United States and the Rest of the World. Our 2001 net pharmaceutical sales in Europe were €3,756 million, representing approximately 59.2% of our total consolidated net pharmaceutical sales. Our largest single country in terms of sales was France, where we recorded €1,414 million in net pharmaceutical sales in 2001, representing 22.3% of our total consolidated net pharmaceutical sales. Sales in the United States, our second largest country in terms of sales, accounted for 17.1% of our 2001 total net pharmaceutical sales.

     The following table breaks down our 2000 and 2001 consolidated net sales of pharmaceutical products by  market.

	Year Ended December 31,			% change

	2000 Reported	2000 Comparable	2001 Reported	Reported	Comparable

	(€ in millions)
Europe
France(1)	1,313	1,307	1,414	7.7%	8.2%
Germany	534	538	593	11.1%	10.2%
Italy	374	371	429	14.9%	15.7%
Other	1,146	1,142	1,320	15.2%	15.6%

Total Europe	3,367	3,358	3,756	11.6%	11.9%

United States	832	849	1,083	30.1%	27.6%
Rest of the World	1,333	1,283	1,500	12.5%	16.9%

Total net pharmaceutical sales	5,532	5,490	6,339	14.6%	15.5%

(1)     Includes French overseas territories (Guadeloupe, Martinique, Réunion and French Guyana).

     Our pharmaceutical sales growth reflects our strong sales growth in markets world-wide. The United States was our fastest growing region in percentage terms, while Europe accounted for the largest growth in absolute terms.

     Our U.S. sales growth understates our total presence in the country, as it does not include sales of Plavix® or Aprovel® under our alliances with BMS (other than sales of active ingredients to the alliances) (see “Overview—Financial Presentation of Alliances” above). Our U.S. sales growth was driven primarily by the strength of Stilnox® (sold under the brand name Ambien® by Lorex), as well as Corotrope® (sold under the brand name Primacor®) and sales of clopidogrel, the active ingredient in Plavix®, to the BMS alliances responsible for U.S. sales (reflecting the strong growth of Plavix® in the U.S. market). The difference between reported growth and comparable growth in the United States reflects primarily the strengthening of the U.S. dollar, as well as the sale of our product Prenate® in 2001.

     In Europe, our sales growth was particularly strong in Italy, as well as in Spain (31.6%), which became our fourth largest European country in terms of sales in 2001 (€295 million). We also increased sales in France, our largest country in terms of sales, where we had volume growth due to principally the strength of our lead products.

     Outside the United States and Europe, we recorded strong sales growth in Central and Eastern Europe, where sales increased by 57.6%, as well as in Asia and the Middle East, where our sales grew by 25.8%. We also recorded strong sales growth in Japan, principally due to the successful launch of Stilnox® in December 2000 (under the brand name Myslee®) by our joint venture with Fujisawa, although this growth was impacted by the weakness of the Japanese yen. Similarly, strong volume growth in Latin America was not fully reflected in our sales growth due to the weakness of the Brazilian real.

     Therapeutic Areas. Cardiovascular/Thrombosis sales accounted for €2,625 million in 2001, representing approximately 41.4% of our consolidated net sales of pharmaceutical products, an increase of 20.9% over 2000. This growth essentially reflects the increase in sales of Plavix® and Aprovel®, two of our lead products. Central Nervous System and Internal Medicine accounted for approximately 28.5% and 23.1% of our 2001 consolidated net pharmaceutical sales, respectively.

     The following table breaks down our consolidated net sales of pharmaceutical products by therapeutic area:

	Year Ended December 31,			% change

	2000 Reported	2000 Comparable	2001 Reported	Reported	Comparable

	(€ in millions)
Therapeutic area:
Cardiovascular/Thrombosis	2,171	2,159	2,625	20.9%	21.6%
Central Nervous System	1,583	1,571	1,807	14.2%	15.1%
Internal Medicine	1,411	1,390	1,465	3.8%	5.4%
Oncology	155	151	208	33.9%	37.3%

Total	5,319	5,271	6,105	14.8%	15.8%
Other	213	219	234	9.5%	6.6%

Total consolidated net pharmaceutical sales	5,532	5,490	6,339	14.6%	15.5%

     Products. Our three leading products, which together accounted for 30.2% of our total net pharmaceutical sales, or €1,914 million, were Plavix®, Aprovel® and Stilnox®. Their 2001 combined sales represent an increase of 45.1% compared with 2000. Our five largest products accounted for approximately 32.7% of net sales in 2000 and 38.7% of net sales in 2001, our ten largest products accounted for approximately 47.9% in 2000 and 53.7% in 2001, and our fifteen largest products accounted for approximately 57.4% in 2000 and 62.7% in 2001.

     The following table breaks down our consolidated net sales of pharmaceutical products by product.

		Year ended December 31,			% change

		2000 Reported	2000 Comparable	2001 Reported	Reported		Comparable

		(€ in millions)
Product	Therapeutic Area
Stilnox®	Central Nervous System	582	592	786	34.9%		32.7%
Plavix®	Cardiovascular/Thrombosis	437	436	705	61.4%		61.7%
Aprovel®	Cardiovascular/Thrombosis	300	298	423	40.9%		42.1%
Fraxiparine®	Cardiovascular/Thrombosis	255	256	297	16.6%		16.3%
Depakine®	Central Nervous System	211	214	243	14.9%		13.7%
Corotrope®	Cardiovascular/Thrombosis	180	184	237	31.2%		28.5%
Ticlid®	Cardiovascular/Thrombosis	235	235	205	(12.5%	)	(12.5%	)
Eloxatine®	Oncology	141	139	196	38.7%		40.7%
Cordarone®	Cardiovascular/Thrombosis	156	152	162	4.2%		6.4%
Tildiem®	Cardiovascular/Thrombosis	154	153	152	(1.6%	)	(1.0%	)
Xatral®	Internal Medicine	120	120	148	23.4%		24.1%
Dogmatil®	Central Nervous System	134	126	124	(7.1%	)	(1.1%	)
Solian®	Central Nervous System	93	92	116	24.4%		25.1%
Aspégic and derivatives	Central Nervous System	100	100	100	0.0%		0.0%
Kerlone®	Cardiovascular/Thrombosis	77	73	82	7.6%		12.4%
Others		2,357	2,320	2,363	0.3%		1.9%

Total consolidated net pharmaceutical sales		5,532	5,490	6,339	14.6%		15.5%

     Our Three Lead Products. Consolidated sales of each of our three lead products, Plavix®, Aprovel® and Stilnox®, grew substantially between 2000 and 2001. Plavix® and Aprovel® sales increased primarily from growth in volume, particularly in Europe and the United States reflecting the fact that they are relatively new drugs that have not yet reached maturity. Stilnox® growth is principally due to strong sales in the United States through our Lorex joint venture, as well as a strong performance in Japan where it was launched in December 2000 through a joint venture with Fujisawa (under the brand name Myslee®). A portion of sales growth for each of our three lead products is due to a 5-7% price increase for each of these products in the United States.

•	Plavix® was our fastest growing product in terms of sales and our second largest product by overall consolidated net sales in 2001. Plavix® represented 7.9% of total consolidated net pharmaceutical sales in 2000 and 11.1% in 2001. Developed sales of Plavix® were €2,033 million in 2001, representing an increase of 58.9% compared to developed sales of €1,279 million in 2000. Plavix® sales in the United States are included in the developed sales totals but are not reflected in our consolidated net sales.

•	Aprovel® was our second fastest growing product and our third largest product by overall consolidated net sales in 2001. Aprovel® represented 5.4% of total consolidated net pharmaceutical sales in 2000 and 6.7% in 2001. Developed sales of Aprovel® were €924 million in 2001, an increase of 38.9% on a reported basis over the 2000 figure of €665 million. As with Plavix®, we do not include U.S. sales of Aprovel® in our consolidated net sales, although they are included in developed sales.

•	Stilnox® was our largest product in terms of consolidated net sales and our fourth fastest growing product. Stilnox® represented 12.4% of our consolidated net pharmaceutical sales in 2001, up from 10.5% in 2000. Developed sales increased 32.0% on a reported basis, from €920 million in 2000 to €1,215 million in 2001. Our consolidated net sales include our proportionate share of United States sales of Stilnox®.

     Other Products. Eloxatine® continued to experience steady growth following its launch in 1999 in Europe, with sales increasing by 38.7% over 2000. Sales of Ticlid® declined as anticipated, as the product is being gradually replaced by Plavix®. Dogmatil® sales were adversely affected in 2001 by the weakness of the Japanese yen, resulting in a significant difference between the year-on-year change on a reported basis and on a comparable basis. Both Xatral® and Solian® experienced strong growth in 2001, due primarily to the introduction of a new formulation, in the case of Xatral®, as well as growth resulting from the 1997 approval of an additional indication in the case of Solian®.

     Operating Profit
     Our operating profit was €2,106 million in 2001, representing a 33.5% increase compared to our operating profit in 2000 of €1,577 million. Operating profit in 2001 represented 32.5% of consolidated net sales, while in 2000 operating profit was 26.4% of consolidated net sales. This improvement in our operating margins was driven principally by higher gross margins, which improved from 75.8% in 2000 to 80.7% in 2001, and our increased profit shares in our alliances, which we record under “other operating income/(expense), net.”

     The following table breaks down our operating profit for 2000 and 2001 among its principal components.

	Year ended December 31

	2000			2001
	Amount	% of Sales		Amount	% of Sales

	(€ in millions)
Net sales	5,963	100.0%		6,488	100.0%
Cost of goods sold	(1,442)	(24.2%	)	(1,253)	(19.3%	)

Gross profit	4,521	75.8%		5,235	80.7%
Research and development expenses	(945)	(15.9%	)	(1,031)	(15.9%	)
Selling and general expenses	(2,016)	(33.8%	)	(2,306)	(35.5%	)
Other operating income/(expense), net	17	0.3%		208	3.2%

Operating profit	1,577	26.4%		2,106	32.5%

     Our gross margin improved from 75.8% in 2000 to 80.7% in 2001, principally due to the increased royalty payments from our alliance partners with respect to our three lead products and, to a lesser extent, to the divestiture of non-core businesses with relatively low gross margins. The improvement in our margins is also due to strong performance from our top 15 products as well as overall improvements in our product mix.

     Research and development expenses increased to €1,031 million in 2001, a 9.1% increase over 2000, although they remained unchanged as a percentage of our net sales. The increase in spending was principally due to seven new active ingredients entering into the development phase and clinical trials both for new indications for products that are already on the market, such as Plavix®, Arixtra®, Eloxatine® and Xatral®, as well as for new products in development.

     Selling and general expenses increased in 2001 to 35.5% of our net sales compared with 33.8% of our net sales in 2000, reflecting principally increased costs due to the expansion of our sales force in the United States as well as increased marketing in Japan in connection with the launch of Stilnox® (under the brand name Myslee®).

     We realized a significant increase in “other operating income/(expense), net,” which reflects principally operating profits of our alliances to which we are entitled or to which are partners are entitled, as discussed above. The increase was due primarily to three factors:

•	an increase in operating profits from our BMS alliance relating to Plavix®, reflecting significant increases in developed sales of Plavix® in the United States;

•	the increase in our participation in the promotional activities and profitability of our alliance with BMS relating to sales of Aprovel® (under the brand name Avapro®) in the United States; and

•	an increase in our profit share in the Lorex joint venture (up to 47.0% from 40.0% in 2000), which reduced the difference between our proportionately consolidated revenues and operating expenses and our actual financial interest in the operating profits of the joint venture. See “Overview—Financial Presentation of Alliances—Lorex Joint Venture” above.

     Among our three geographical segments, operating profit grew most rapidly in the United States, principally due to the impact of the factors described above with respect to our alliances. The United States accounted for 41.0% of our operating profit excluding unallocated costs. Europe’s operating profit was 44.7% excluding unallocated costs. The following table breaks down our 2000 and 2001 operating profit by geographical market.

	Year Ended December 31,

	2000	2001	% change

	(€ in millions)
Europe	1,190	1,427	19.9%
United States	835	1,311	57.0%
Rest of the World	440	456	3.7%
Unallocated costs(1)	(888)	(1,088)	22.5%

Total operating profit	1,577	2,106	33.5%

(1)    Unallocated costs consists mainly of a portion of our research and development expenses and of our administrative expenses.

     Net Financial Income/(Expense)
     Net financial income/(expense) increased from €18 million in 2000 to €102 million in 2001. This increase was due primarily to interest income earned on cash flow from operations and on the proceeds from the divestitures that we made in 2001.

     Amortization and Impairment of Intangibles
     Our amortization and impairment of intangibles increased from €35 million in 2000 to €68 million in 2001. This increase was principally due to amortization of the intangible assets relating to our October 2001 payment to BMS in exchange for an increase in our participation in the promotional activities and profitability of the alliance relating to U.S. sales of Aprovel®.

     Exceptional Income
     Exceptional income increased from €46 million to €281 million in 2001. This significant increase is principally due to the sale of our interest in Les Laboratoires de Biologie Végétale Yves Rocher for €316 million in December 2001, which resulted in the recognition of a capital gain of €125 million on the sale, as well as the sale of Sylachim, Ela Medical, Porgès, Dentoria and two products, Prenate® and Gabitril®.

     Income Taxes
     Income taxes increased by 37.8%, from €611 million in 2000 to €842 million in 2001. The increase was principally attributable to the growth in our income before income taxes, partially offset by a reduction in our effective tax rate. Our effective tax rate was 34.8% in 2001, compared to 38.0% in 2000.

     Net Income
     As a result of the foregoing, our net income increased from €985 million in 2000 to €1,585 million in 2001. Earnings per share increased from €1.35 in 2000 to €2.17 in 2001 in each case on a basic and diluted basis.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999
     The merger and our unaudited pro forma financial information
     Our company is the result of the 1999 combination of Sanofi and Synthélabo, two major French pharmaceutical companies. The merger was effective for financial accounting purposes as of July 1, 1999. We did not prepare consolidated financial statements for any period prior to that date. Our two predecessor companies each prepared consolidated financial statements for the six months ended June 30, 1999. We have prepared unaudited pro  forma statement of income data, as if the merger had occurred on January 1, 1999 and the sale of Sanofi’s beauty division had occurred on December 31, 1998. This unaudited pro  forma statement of income data was prepared in accordance with French accounting principles and regulations, and not in accordance with the rules of the Securities and Exchange Commission applicable to pro  forma financial statements. As a result, we have not included the unaudited pro  forma statement of income in this registration statement under Item 18 “Financial Statements.”

     For purposes of comparability, however, the discussion in this section of the results of operations for the year ended December 31, 1999 refers to our unaudited pro  forma statement of income data in addition to the combined historical income statements of our two predecessor companies for the six months ended June 30, 1999 and our results of operations for the six months ended December 31, 1999. While we believe that this presentation provides the best basis for comparison with the results of operations of later years, our pro  forma statement of income data is unaudited, and neither it nor the combined historical information necessarily reflects the results that would have been achieved had Sanofi and Synthélabo operated on an integrated basis during that period. Actual integrated results might have been affected by factors including the different perception of the combined companies among customers, the greater purchasing power of the combined companies, the allocation of marketing and research and development resources, the redeployment of production resources and the integration of distribution networks, among other things.

     The following table shows combined statement of income data reflecting the results of operations of our two predecessor companies for the six months ended June 30, 1999 and of our company for the six months ended December 31, 1999, unaudited pro  forma statement of income data and the adjustments used to derive the unaudited pro  forma statement of income data.

	Year Ended December 31, 1999

	(unaudited)
	Combined(1)	Pro Forma Adjustments	Pro Forma(2)

Net sales	5,533	(183)	5,350
Cost of goods sold	(1,646)	40	(1,606)

Gross profit	3,887	(143)	3,744
Research and development expenses	(921)	10	(911)
Selling and general expenses	(1,960)	118	(1,842)
Other operating income / (expense) net	(23)	3	(20)

Operating profit	983	(12)	971
Intangibles – amortization and impairment	(47)	6	(41)
Financial income / (expense), net	(20)	13	(7)

Income before tax and exceptional items	916	7	923
Exceptional items	1	(1)	0
Income taxes	(289)	(3)	(292)
Income from equity investees, net	3	(1)	2
Goodwill amortization	(25)	25	20

Income before minority interests	606	27	633
Minority interests	(8)	–	(8)

Net income	598	27	625

(1)	The combined historical results of operations of each of Sanofi and Synthélabo for the six months ended June 30, 1999 and of Sanofi-Synthélabo for the six months ended December 31, 1999.
(2)	The unaudited pro forma results of operations for Sanofi-Synthélabo for the year ended December 31, 1999. Some reclassifications have been made in order to harmonize the presentation with the 2000 and 2001 statement of income presentation.

     The large majority of the adjustments reflect the impact of the sale of Sanofi’s beauty division. The adjustments are explained in detail under Item 3 “Key Information—Selected Financial Data—Combined and Unaudited Pro Forma Financial Data for 1999.”

     In connection with the merger, we recorded provisions for restructuring relating to the merger, excluding reevaluations of liabilities and transaction related expenses of €448 million. Because these provisions were accrued in the merger accounting, they are not reflected in our historical or unaudited pro  forma consolidated statement of income data.

Comparison of 2000 Results of Operations with 1999 Pro Forma Results of Operations
     Net Sales
     Our net sales increased by 11.5% to €5,963 million in 2000 from pro  forma net sales of €5,350 million in 1999. The growth in our sales reflects a 5.2% increase due to favorable exchange rate movements, principally in the U.S. dollar and Japanese yen, which was largely offset by a 4.1% decrease in sales due to the sale of our diagnostics and animal health and nutrition divisions. Net sales of pharmaceuticals were €5,532 million in 2000, an increase of 17.3% above €4,718 million in 1999 on a pro  forma basis.

     Markets. Our 2000 net sales of pharmaceutical products in Europe were €3,367 million in 2000, accounting for 60.9% of our total net pharmaceutical sales. France, our largest country in terms of sales in Europe, accounted for €1,313 million, representing approximately 39.0% of net pharmaceutical sales in Europe and 23.7% of our total net pharmaceutical sales. Sales in the United States represented 15.0% of our 2000 total net pharmaceutical sales.

     The following table breaks down our 1999 pro  forma and 2000 consolidated net sales of pharmaceutical products by market.

	Year Ended December 31,

	1999 (unaudited pro forma)	2000 Reported	% change

	(€ in millions)
Europe
France(1)	1,245	1,313	5.4%
Germany	500	534	6.7%
Italy	335	374	11.6%
Other	982	1,146	16.8%

Total Europe	3,062	3,367	10.0%
United States	601	832	38.4%
Rest of the World	1,055	1,333	26.4%

Total net pharmaceutical sales	4,718	5,532	17.3%

(1)	Includes French overseas territories (Guadeloupe, Martinique, Réunion and French Guyana).

     Our pharmaceutical growth represents a significant increase in sales in all of our markets, with growth on an absolute basis the greatest in Europe and on a percentage basis particularly strong in the United States and the rest of the world. Our growth in all markets was principally due to the strength of our three lead products. The increase in our sales of prescription pharmaceuticals was offset by the decline in sales of over-the-counter, or OTC, drugs. In Europe, our sales growth was driven primarily by Aprovel® and Plavix®. In the United States, our sales were up significantly primarily due to the increased presence of Stilnox® on the U.S. market, as well as the strength of the U.S. dollar. In Japan, our sales increased mainly due to the strength of the Japanese yen. Elsewhere, we benefited from the recovery in Asia (outside of Japan) and Russia.

     Therapeutic Areas. Cardiovascular/thrombosis sales accounted for €2,171 million in 2000, representing approximately 39.2% of our net sales of pharmaceutical products, an increase of 22.1% over 1999 pro  forma.

Central nervous system and internal medicine accounted for approximately 28.6% and 25.5% of our 2000 net sales, respectively.

     The following table breaks down our 1999 pro  forma and 2000 net sales of pharmaceutical products by therapeutic area:

	Year Ended December 31,

	1999 (unaudited pro forma)	2000 Reported	% change

	(€ in millions)
Therapeutic area:
Cardiovascular/Thrombosis	1,778	2,171	22.1%
Central Nervous System	1,301	1,583	21.7%
Internal Medicine	1,300	1,411	8.5%
Oncology	92	155	69.2%

Total	4,471	5,319	19.0%
Other	247	213	(13.7%	)

Total net pharmaceutical sales	4,718	5,532	17.3%

     Products. Our three leading products, Plavix®, Aprovel® and Stilnox®, together accounted for 23.8% of our total net pharmaceutical sales, or €1,319 million. Their 2000 combined sales represent an increase of 67.2% compared with the pro  forma 1999 figure. Our five largest products accounted for approximately 25.5% of pro  forma net pharmaceutical sales in 1999 and 32.3% of net pharmaceutical sales in 2000, our ten largest products accounted for approximately 42.8% in 1999 (on a pro  forma basis) and 47.9% in 2000, and our fifteen largest products accounted for approximately 52.0% in 1999 (on a pro  forma basis) and 57.4% in 2000.

     The following table breaks down our net pharmaceutical sales by product.

		Year Ended December 31,

		1999 (unaudited pro forma)	2000 Reported	% change

		(€ in millions)
Product	Therapeutic Area
Stilnox®	Central Nervous System	395	582	47.2%
Plavix®	Cardiovascular/Thrombosis	199	437	119.9%
Aprovel®	Cardiovascular/Thrombosis	195	300	54.1%
Fraxiparine®	Cardiovascular/Thrombosis	232	255	9.7%
Depakine®	Central Nervous System	184	211	14.7%
Corotrope®	Cardiovascular/Thrombosis	143	180	25.2%
Ticlid®	Cardiovascular/Thrombosis	257	235	(8.6%	)
Eloxatine®	Oncology	78	141	81.0%
Cordarone®	Cardiovascular/Thrombosis	136	156	14.6%
Tildiem®	Cardiovascular/Thrombosis	159	154	(3.0%	)
Xatral®	Internal Medicine	107	120	12.3%
Dogmatil®	Central Nervous System	120	134	11.1%
Solian®	Central Nervous System	75	93	23.1%
Aspégic and derivatives	Central Nervous System	99	100	1.4%
Kerlone®	Cardiovascular/Thrombosis	74	76	3.6%
Others		2,265	2,358	4.1%

Total net pharmaceutical sales		4,718	5,532	17.3%

     Our Three Lead Products. Consolidated net sales of each of Plavix®, Aprovel® and Stilnox®, grew significantly between 1999 (on a pro  forma basis) and 2000.

•	Plavix® was our fastest growing product in terms of sales and our second largest product by overall consolidated net sales in 2000. Plavix® represented 4.2% of total pro forma net pharmaceutical sales in 1999 and 7.9% of total net pharmaceutical sales in 2000. Developed sales of Plavix® were €1,279 million in 2000, representing an increase of 101.4% compared to developed sales of €635 million in 1999 (on a pro forma basis).

•	Aprovel® was our third fastest growing product and our third largest product by overall consolidated net sales in 2000. Aprovel® represented 4.1% of total pro forma net pharmaceutical sales in 1999, and 5.4% of total net pharmaceutical sales in 2000. Developed sales of Aprovel® were €665 million in 2000, an increase of 72.7% over the 1999 pro forma figure of €385 million.

•	Stilnox® was our largest product in terms of total consolidated sales and our fourth fastest growing product. Stilnox® represented 10.5% of our total net pharmaceutical sales in 2000, up from 8.4% in 1999 (on a pro forma basis). Developed sales increased 49.6% from €615 million in 1999 (on a pro forma basis) to €920 million in 2000.

     Other Products. Eloxatine® experienced significant growth following its launch in Europe in 1999, with sales increasing by 81.0% over pro  forma 1999 sales of the product. Sales of Ticlid® declined as anticipated, as the product is being gradually replaced by Plavix®. Dogmatil® sales increased due to the strengthening of the Japanese yen.

     Operating Profit
     Our operating profit was €1,577 million in 2000, representing a 62.4% increase compared to our pro  forma operating profit in 1999 of €971 million. Operating profit in 2000 represented 26.4% of net sales, while in 1999 pro  forma operating profit was 18.1% of pro  forma net sales. This improvement in our operating margins was driven principally by higher gross margins, which improved from 70.0% in 1999 (on a pro  forma basis) to 75.8% in 2000, as well as our increased profit shares in our alliances, which we record under “other operating income/(expense), net.”

     The following table breaks down our operating profit for 1999 and 2000 among its principal components.

	Year Ended December 31,

	1999 (unaudited pro forma)			2000

	Amount	% of sales		Amount	% of sales

	(€ in millions)
Net sales	5,350	100.0%		5,963	100.0%
Cost of goods sold	(1,606)	(30.0%	)	(1,442)	(24.2%	)

Gross profit	3,744	70.0%		4,521	75.8%
Research and development expenses	(911)	(17.0%	)	(945)	(15.9%	)
Selling and general expenses	(1,842)	(34.4%	)	(2,016)	(33.8%	)
Other operating income/(expense), net	(20)	(0.5%	)	17	0.3%

Operating profit	971	18.1%		1,577	26.4%

     Our gross margin improved from 70.0% in 1999 (on a pro  forma basis) to 75.8% in 2000, principally due to the increased royalties received under our licensing agreements for our top fifteen products, and to the sale in 1999 of our diagnostics and animal health businesses (which had lower margins than our core pharmaceuticals business). Research and development expenses increased to €945 million in 2000, a 3.7% increase over 1999 pro  forma. Selling and general expenses were 9.4% higher in 2000 than 1999 pro  forma, although they remained the same as a percentage of our net sales. This slight increase was due to the reorganization of marketing and administrative teams as well as to recruitment of new staff in the United States and Asia.

     We realized a significant increase in “other operating income/(expense), net,” which reflect principally operating profits of our alliances to which we are entitled or to which are partners are entitled, as discussed above. The increase was due primarily to two factors:

•	an increase in operating profits from our BMS alliance relating to Plavix®, reflecting significant increases in sales of Plavix® in the United States; and

•	an increase in our profit share in the Lorex joint venture (up to 40.0% in 2000 from 18.0% in 1999), which reduced the difference between our proportionately consolidated revenues and operating expenses and our actual financial interest in the operating profits of the joint venture. See “Overview—Financial Presentation of Alliances—Lorex Joint Venture” above.

     These increases were partially offset by payments made upon the termination of our alliance with Eli Lilly related to Eloxatine®.

     Net Financial Income/(Expense)
     Our net financial result was positive in 2000, when we recorded net financial income of €18 million, compared to pro  forma net financial expense of €7 million in 1999. The change was due mainly to increased income from short-term investments on the proceeds of our 1999 divestitures.

     Exceptional Income
     We generated €46 million in exceptional income in 2000, compared to none in 1999 on a pro  forma basis, principally as a result of the sale of non-strategic minority interests in two listed companies.

     Income Taxes
     Income tax charges more than doubled, from €292 million in 1999 (on a pro  forma basis) to €611 million in 2000. The increase was principally attributable to the increased revenues in the United States as well as the impact of the reevaluation of certain fiscal positions at the closing balance sheet date each year. Our effective tax rate was 38.0% in 2000, an increase from 31.6% in 1999 (on a pro  forma basis).

     Net Income
     As a result of the foregoing, our net income increased from €625 million in the 1999 (on a pro  forma basis) to €985 million in 2000. Earnings per share increased from €0.85 in 1999 (on a pro  forma basis) to €1.35 in 2000 in each case on a basic and diluted basis.

Comparison of 2000 Results of Operations with 1999 Combined Results of Operations
     Net Sales
     Our net sales increased by 7.8% to €5,963 million in 2000 from combined net sales of €5,533 million in 1999. The growth in our sales reflects a 5.2% increase due to favorable exchange rate movements, principally in the U.S.  dollar and Japanese yen, which was largely offset by a 4.0% decrease in sales due to the sale of our diagnostics and animal health and nutrition divisions. Additionally, our net sales in 2000 were affected by the inclusion of sales from Sanofi’s beauty division for the first six months of 1999 in the accounts of the Sanofi Group, in the amount of €163  million.

     Operating Profit
     Our operating profit was €1,577 million in 2000, representing a 60.4% increase compared to our operating profit in 1999 of €983 million on a combined basis. Operating profit in 2000 represented 26.4% of net sales, while in 1999 combined operating profit was 17.8% of combined net sales. This improvement in our operating margins was driven principally by higher gross margins, which improved from 70.3% in 1999 (on a combined basis) to 75.8% in 2000, as well as our increased profit shares in our alliances, which we record under “other operating income / (expense), net.” Our 1999 combined operating profit included €5 million from Sanofi’s beauty division.

     The following table breaks down our operating profit for 1999 and 2000 among its principal components.

	Year Ended December 31,

	1999 (combined)			2000

	Amount	% of sales		Amount	% of sales

	( € in millions)
Net sales	5,533	100.0%		5,963	100.0%
Cost of goods sold	(1,646)	(29.7%	)	(1,442)	(24.2%	)

Gross profit	3,887	70.3%		4,521	75.8%
Research and development expenses	(921)	(16.6%	)	(945)	(15.9%	)
Selling and general expenses	(1,960)	(35.4%	)	(2,016)	(33.8%	)
Other operating income/(expense), net	(23)	(0.4%	)	17	0.3%

Operating profit	983	17.8%		1,577	26.4%

     Our gross margin improved from 70.3% in 1999 (on a combined basis) to 75.8% in 2000, principally due to the increased royalties received under our licensing agreements for our top fifteen products, and to the sale in 1999 of our diagnostics and animal health businesses (which had lower margins than our core pharmaceuticals business). Research and development expenses increased to €945 million in 2000, a 2.6% increase over 1999 combined. Selling and general expenses were virtually unchanged in 2000 compared to 1999 (on a combined basis) in absolute terms, but declined as a percentage of our net sales. We increased our selling and general expenses due to reorganization of marketing and administrative teams as well as the recruitment of new staff in the United States and Asia, although these increases were largely offset by the sale of Sanofi’s beauty division, whose expenses were not included in the second half of 1999 or in 2000 following its sale.

     We realized a significant increase in “other operating income/(expense), net,” which reflects principally operating profits of our alliances to which we are entitled or to which our partners are entitled, as discussed above. The increase was due primarily to two factors:

•	an increase in operating profits from our BMS alliance relating to Plavix®, reflecting significant increases in sales of Plavix® in the United States; and

•	an increase in our profit share in the Lorex joint venture (up to 40.0% in 2000 from 18.0% in 1999 on a combined basis), which reduced the difference between our proportionately consolidated revenues and operating expenses and our actual financial interest in the operating profits of the joint venture. See “Overview—Financial Presentation of Alliances—Lorex Joint Venture” above.

     These increases were partially offset by payments we made upon termination of our alliance with Eli Lilly related to Eloxatine®.

     Net Financial Income/(Expense)
     Our net financial result was positive in 2000, when we recorded net financial income of €18 million, compared to net financial expense of €20 million in 1999 (on a combined basis). The change was due mainly to increased income from short-term investments of the proceeds of our 1999 divestitures.

     Exceptional Income
     We generated €46 million in exceptional income in 2000 (compared to €1 million in 1999 on a combined basis) principally as a result of the sale of non-strategic minority interests in two listed companies.

     Income Taxes
     Income tax charges more than doubled, from €289 million in 1999 (on a combined basis) to €611 million in 2000. The increase was principally attributable to the increased revenues in the United States as well as the impact of the reevaluation of certain fiscal positions at the closing balance sheet date each year. Our effective tax rate was 38.0% in 2000, an increase from 31.5% in 1999 (on a combined basis).

     Net Income
     As a result of the foregoing, our net income increased from €598 million in 1999 (on a combined basis) to €985 million in 2000.

Liquidity and Capital Resources
     Our operations generate significant positive cash flow. We fund our investments primarily with operating cash flow and pay regular dividends on our shares. Our financial debt is limited, and we had a net cash position as of December 31, 2001.

Cash Flow
     For the year ended December 31, 2001, our cash flow from operations was €1,818 million, an increase of 51.6% compared to our cash flow from operations for 2000, which was €1,199 million. The increase reflected primarily the growth in our net income and a decrease in our working capital requirements of €86 million in 2001. This decrease reflects principally a €356 million change in “net other operating assets and liabilities,” which resulted from the fact that our estimated tax payments due in 2001 (based on our 2000 income taxes), were significantly lower than our actual 2001 income taxes. As a result, we recorded a significant payable in respect of income taxes in 2001. In the absence of this change, our working capital requirements would have increased by €270  million due to an increase in accounts receivable and inventories that was primarily the result of our increased level of activity and the renegotiation of commercial terms with wholesalers in France.

     We used €113 million of cash in our investing activities during the year ended December 31, 2001, a €276  million decrease compared to €389 million in 2000. The difference was principally the result of our receipt of proceeds from the sale of Les Laboratoires de Biologie Végétale Yves Rocher, Sylachim, Ela Medical, Porgès and our products Prenate® and Gabitril®, which was partially offset by our use of cash in connection with the increase in our participation in the promotional activities and profitability of the alliance responsible for U.S. sales of Aprovel®. The Aprovel® payment resulted in our use of cash for the acquisition of intangible assets increasing from €119 million in 2000 to €282 million in 2001. Our investments in tangible fixed assets (principally manufacturing facilities and, to a lesser extent, research sites) increased slightly from €253 million in 2000 to €283 million in 2001.

     In 2001, we used €483 million in connection with our financing activities, reflecting primarily the payment of dividends on our shares and the acquisition of our own shares. Our borrowings were essentially unchanged in 2001, with new long-term borrowings amounting to €9 million and repayments of long-term borrowings of €12 million. We also had a net repayment of short term borrowings of €1 million.

Financial Debt and Off Balance Sheet Commitments
     Our financial debt amounted to approximately €404 million at December 31, 2001, of which more than two-thirds was short-term debt. Just under half of the long-term debt consisted of capital lease obligations. We have debt maturing in 2002 amounting to €9 million. As of December 31, 2001, we had €55 million of long-term debt maturing in 2003 and €11 million of long-term debt maturing in 2004. Since December 31, 2001, our financial debt has not changed materially.

     As of December 31, 2001, our cash and cash equivalents were €3,805 million. As a result, our net cash position was €3,401 million as of that date.

     Our aggregate off balance sheet commitments were €852 million as of December 31, 2001. The large majority of this amount reflected our commitment to pay the purchase price for our buyout of Pharmacia’s interest in the Lorex joint venture on April 16, 2002.

     In addition, we may have payments due to our research and development partners under collaborative agreements. These agreements typically cover multiple products, and give us the option to participate in development on a product-by-product basis. When we exercise our option with respect to a product, we pay our collaborative partner a fee and receive intellectual property rights to the product in exchange. We also are generally required to fund some or all of the development costs for the products that we select, and to make payments to our partners when those products reach development milestones.

     Our principal collaborative agreements are:

•	a collaboration agreement with Organon to develop anti-thrombotic oligosaccharides (in continuation of the work that resulted in the development of Arixtra®);

•	a collaboration agreement with Cephalon for the development of angiogenesis inhibitors, in respect of which the payment for the first product could reach US$32 million;

•	an agreement with Immuno-Designed Molecules to develop cellular immunology therapies for cancer under which our payments could reach €30 million for each of up to 20 products, at our option, over 10 years; and

•	an agreement with Mitsubishi-Pharma Corp to develop neuroprotective agents for use in the treatment of neurogenerative disorders.

     Because of the uncertain nature of development work, it is impossible to predict if we will exercise an option for a product or if the relevant milestones will be achieved. For this reason, it is impossible to estimate the maximum aggregate amount that we will actually pay in the future under our outstanding collaborative agreements. Given the nature of our business, it is highly unlikely that we will exercise all options for all products or that all milestones will be reached.

Liquidity
     We expect that our existing cash resources will be sufficient to finance our ongoing activities and investments for the next several years. We do not anticipate any significant increase in our capital expenditures in 2002 compared with recent years, and we have no current plans that would result in a significant increase for the next several years.

     We do not anticipate any significant change in our sources of liquidity in the future, as our operating cash flow should remain substantial so long as our consolidated earnings continue to grow. We do not anticipate needing to increase our borrowings significantly, unless we undertake a major acquisition that would require us to change our financing strategy. While we cannot be certain that our earnings will continue to grow as they have in the past, we are not aware of any currently existing circumstances that would be likely to materially and adversely affect our consolidated earnings in the near future. Moreover, a major reduction in earnings or a very large increase in our expenses would be required in order for our operating cash flow to be insufficient to fund our ongoing liquidity requirements. Even if this were to occur, our low level of financial debt would provide us with a significant source of potential liquidity.

U.S. GAAP Reconciliation and Presentation Differences
     We prepare our consolidated financial statements in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP. As a result, our net income and shareholders’ equity is different under U.S. GAAP and under French GAAP. For a detailed discussion of the differences between French GAAP and U.S. GAAP as they relate to our consolidated net income and shareholders’ equity, see Note F to our audited consolidated financial statements included under Item 18.

Net Income
     The following table sets forth our net income under French GAAP and U.S. GAAP for the periods indicated:

	Year Ended December 31,

	2000	2001

	(in millions of €)
French GAAP net income	985	1,585
Purchase accounting adjustments	(606)	(445)
Provisions and other liabilities	(99)	(23)
Other	99	(50)
Income tax effects	219	120

U.S. GAAP net income	598	1,187

•	Purchase accounting. The principal purchase accounting adjustment, amounting to a charge of €527 million in 2000 and €364 million in 2001, relates to the business combination of Sanofi and Synthélabo. Under French GAAP, the transaction was accounted for as a merger. As a result, no goodwill was recorded in connection with the merger, and existing assets and liabilities of Sanofi and Synthélabo were revalued to adjust them to their value to our company. Under U.S. GAAP, the business combination is accounted for as a purchase, with Sanofi deemed the acquirer of Synthélabo. As a result, the transaction resulted in the recognition of significant goodwill and intangible assets. The difference in net income in 2000 and 2001 was principally the result of amortization of goodwill and identified intangible assets.

•	Our net income was also affected by the purchase accounting treatment under U.S. GAAP of Sanofi’s acquisition of the human healthcare division of Eastman Kodak, Sterling Winthrop, in 1994. Under French GAAP, no goodwill or intangibles associated with the acquisition of Sterling Winthrop are reflected in our consolidated financial statements. Under U.S. GAAP, a portion of the purchase price was allocated to identified intangible assets, which are being amortized over periods ranging from 8 to 20 years. This difference amounted to €51 million in 2000 and €52 million in 2001.

•	Provisions and other liabilities. In connection with the merger, under French GAAP we recorded certain provisions, principally in respect of anticipated restructuring costs. Under U.S. GAAP, which has more restrictive criteria, certain of these charges do not qualify for provisioning under U.S. restructuring rules and were charged to expense either 2000 or 2001. This was the primary factor that led to a reduction of €99 million in net income in 2000 and €23 million in 2001.

Presentation Differences
     In addition to the foregoing, there are differences in presentation between our French GAAP and U.S. GAAP financial statements, which have no impact on our net income or shareholders’ equity, but instead impact classification and display. The principal presentation differences are the following:

•	Under U.S. GAAP, our Lorex joint venture was accounted for using the equity method until December 31, 2001. Under French GAAP, until December 31, 2001, we accounted for Lorex using the proportionate consolidation method, which means that we presented our share of the assets, liabilities, equity, revenue and expense of the joint venture in each major caption of our balance sheet and statement of income.

•	Under French GAAP, the alliance entities majority-owned by BMS are presented in a manner similar to the equity method, with our share of the operating profit recorded under “other operating income/(expense)” in our statement of income. Alliance entities that we majority-own are consolidated, with BMS’ share of the operating profit recorded as a charge under “other operating income/(expense)” in our statement of income. Under U.S. GAAP, the alliance entities majority-owned by BMS are presented as equity method investees, with our share of the operating profits recorded as income from equity method investees in our statement of income. Alliance entities that we majority-own are fully consolidated, with BMS’ share of the operating profit presented in minority interests in our statement of income.
•	Costs associated with strategic programs are treated as exceptional income or expenses under French GAAP, including provisions for restructuring charges, are treated as operating income or expenses under U.S. GAAP. As a result, these items impact our operating income under U.S. GAAP, while they do not impact our operating income under French GAAP.

•	Under French GAAP, we record royalties received under licenses and specific government levies related to the pharmaceuticals sector paid in certain countries in “cost of goods sold.” Under U.S. GAAP, license royalties are reflected as “revenues,” and specific government levies related to the pharmaceuticals sector are reflected in “selling and general expense.”

Shareholders’ Equity
     The following table sets forth our shareholders’ equity under French GAAP and U.S. GAAP as of the dates indicated:

	As of December 31,

	2000	2001

	(in millions of €)
French GAAP shareholders’ equity	4,304	5,768
U.S. GAAP shareholders’ equity	12,155	12,853

     The principal factor affecting the determination of our shareholders’ equity under U.S. GAAP was the purchase accounting treatment of the merger, which resulted in shareholders’ equity under U.S. GAAP being €9,201 million more than the corresponding French GAAP figure in 2000, and €8,761 million more in 2001. This difference was partially offset by the impact of the income taxes, which decreased our U.S. GAAP shareholders’ equity compared to the corresponding French GAAP figure by €1,570 million in 2000 and €1,421 million in 2001.

Recent Accounting Pronouncements
     Recent accounting pronouncements could potentially have a significant impact on our U.S. GAAP results of operations. The most significant of these accounting pronouncements, set forth in Statements of Financial Accounting Standards 141 and 142, relate to the elimination of the amortization of goodwill and the requirement that goodwill and intangibles be tested for impairment at each balance sheet date, beginning with our fiscal year that began on January 1, 2002. These and other recent accounting pronouncements are described in more detail in Note F.3.6 to our financial statements included under Item 18.

Critical Accounting and Reporting Policies
     We have identified certain accounting and reporting policies that are critical to a full understanding of our financial statements and revenues, operating profits and financial condition:

•	our treatment of our alliances;

•	our treatment of research and development expenses;

•	classification of royalties and costs of goods sold; and

•	our policies regarding impairment of intangibles, particularly as they result from the U.S. GAAP treatment of business combinations.

     All of these policies, with the exception of our policies regarding the impairment of intangibles, are described above under “Overview—Financial Presentation of Alliances” and “Overview—Sources of Revenues and Expenses.” We test for impairment on the basis of the same objective criteria that was used for the initial evaluation. Our initial evaluation as well as our ongoing tests are based on the relationship of our projected future value of the cash flow of the asset to either the purchase price of the asset (for its initial evaluation) or the recorded value of the asset (for ongoing tests). The determination of the underlying assumptions related to the recoverability of intangible assets is subjective and requires the exercise of considerable judgment.

Item 6.     Directors, Senior Management and Employees
A.     Directors and Senior Management
     Directors
     In accordance with our bylaws (statuts), we are managed by our Board of Directors (conseil d’administration),which must be composed of a minimum of 3 and a maximum of 18 members. Each member of the Board of Directors is appointed for a term of 5 years and we cannot have more than 1/3 of our Directors be older than 70 years of age. Under French law, the Board of Directors has broad authority to take actions in the name of Sanofi-Synthélabo within the scope of our corporate purpose (subject to the authority expressly reserved by law to the shareholders).

     Our Board of Directors is currently composed of 12 members. TotalFinaElf, through its subsidiary Elf Aquitaine, and L’Oréal, our major shareholders, are parties to a shareholders’ agreement that includes provisions relating to the composition of our Board of Directors. See Item 7 “Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreement.” In accordance with this agreement, four of the members are chosen from among candidates proposed by TotalFinaElf, three are chosen from among candidates proposed by L’Oréal, two are chosen by mutual agreement between TotalFinaElf and L’Oréal from among our corporate officers, and three are chosen by mutual agreement between TotalFinaElf and L’Oréal from among candidates independent of TotalFinaElf, L’Oréal and our company.

     The names and positions of the current members of the Board of Directors, their ages, business experience, dates of initial appointment, the year in which their term expires and information on their principal business activities outside our company are as follows:

Jean-François Dehecq	Age:	62
Chairman and Chief Executive Officer	First elected:	May 18, 1999
	Term expires:	2004
	Principal occupation:	Chairman and Chief Executive Officer of Sanofi-Synthélabo
	Other directorships and business experience:	Director of Air France and Pechiney; President of EFPIA (European Federation of Pharmaceutical Industries and Associations)

René Barbier de la Serre	Age:	61
Director	First elected:	May 18, 1999
	Term expires:	2004
	Principal occupation:	Retired
	Other directorships and business experience:	Former Executive Vice Chairman of CCF; Former Chairman Conseil des Marchés Financiers; Chairman of TAWA (UK); Director of Crédit Lyonnais and Schneider Electric; Member of the Supervisory Boards of Pinault-Printemps-Redoute, Euronext N.V. and Compagnie Financière St. Honoré

Robert Castaigne	Age:	55
Director	First elected:	February 21, 2000
	Term expires:	2004
	Principal occupation:	Chief Financial Officer of TotalFinaElf
	Other directorships and business experience:	Director of Atofina, Petrofina, Compagnie Générale de Géophysique, Elf Aquitaine, Eramet and Hutchinson

Pierre Castres Saint Martin	Age:	66
Director	First elected:	May 18, 1999
	Term expires:	2004
	Principal occupation:	Retired
	Other directorships and business experience:	Former Deputy General Manager of L’Oréal; Director of Fimalac and SEB; Chairman of Supervisory Board of Group Marc de Lacharrière, Member of Supervisory Board of Air International

Thierry Desmarest	Age:	56
Director	First elected:	February 21, 2000
	Term expires:	2004
	Principal occupation:	Chairman and Chief Executive Officer of TotalFinaElf and Elf Aquitaine
	Other directorships and business experience:	Member of Supervisory Boards of Areva and Air Liquide

Lord Douro	Age:	56
Director	First elected:	May 22, 2002
	Term expires:	2006
	Principal occupation:	Chairman, Richemont Holdings (UK) Limited
	Other directorships and business experience:	Chairman, Framlington Holdings Ltd.; Director of Compagnie Financière Richemont and of Global Asset Management Worldwide

Pierre-Gilles de Gennes	Age:	69
Director	First elected:	May 18, 1999
	Term expires:	2004
	Principal occupation:	Professor at the Collège de France and Director of the Ecole Supérieure de Physique et de Chimie Industrielles de Paris
	Other directorships and business experience:	Director of Rhodia; Member of Supervisory Board of Air Liquide; Nobel Prize in Physics (1991)

Hervé Guérin	Age:	60
Director	First elected:	May 18, 1999
	Term expires:	2004
	Principal occupation:	Retired
	Other directorships and business experience:	Former Chairman and Chief Executive Officer of Synthélabo prior to the merger; Former Vice Chairman and Managing Director of Sanofi-Synthélabo; President of Supervisory Board of H2I

Elf Aquitaine, Director permanent representative:
Jean-Paul Léon	Age:	64
	First elected:	May 18, 1999
	Term expires:	2004
	Principal occupation:	Retired
	Other directorships and business experience:	Former CFO, Executive Vice President Corporate Strategy of Sanofi prior to the merger; Director of Société Financière des Laboratoires de Cosmétologie Yves Rocher

Lindsay Owen-Jones	Age:	56
Director	First elected:	May 18, 1999
	Term expires:	2004
	Principal occupation:	Chairman and Chief Executive Officer of L’Oréal
	Other directorships and business experience:	Director of BNP Paribas and Gesparal; Member of Supervisory Board of Air Liquide

L’Oréal, Director
permanent representative:
Michel Somnolet	Age:	62
	First elected:	May 18, 1999
	Term expires:	2004
	Principal occupation:	Vice President in charge of Administration and Finance of L’Oréal
	Other directorships and business experience:	Director of L’Oréal

Bruno Weymuller	Age:	53
Director	First elected:	May 18, 1999
	Term expires:	2004
	Principal occupation:	Executive Vice President, Strategy and Risk Assessment of TotalFinaElf
	Other directorships and business experience:	Director of Atofina, Elf Antar France, Elf Aquitaine and Technip-Coflexip

     None of our directors has any family relationship with any other of our directors or member of our senior management. None of our directors has entered into a service contract with our company or any of our subsidiaries providing for benefits upon termination of his service as a director.

     Senior Management
     The names, positions and business experience of our senior officers are as follows:

     Jean-Francois Dehecq is our Chairman and Chief Executive Officer. Mr. Dehecq has a degree from the Ecole Nationale des Arts et Metiers. He began his career as a mathematics professor and then served in the Army as a research scientist at the Nuclear Propulsion Department. From 1965 until 1973, he served in a variety of positions at the Société Nationale des Pétroles d’Aquitaine (SNPA) before joining Sanofi as Managing Director (Directeur Général) in 1973. From 1982 to 1988, Mr. Dehecq served as Vice President and Managing Director (Vice Président Directeur Général) of Sanofi, before being appointed Chairman and Chief Executive Officer (Président Directeur Général) of Sanofi in 1988. Following the merger in 1999, he was appointed to his present position. Mr. Dehecq sits on the board of directors of Air France and Pechiney. From 1988 through 1999, he also served as Managing Director of Health for the Elf Aquitaine Group. Mr. Dehecq is currently serving as the President of EFPIA (the European Federation of Pharmaceutical Industries and Associations).

     Gérard Le Fur is our Executive Vice President, Scientific Affairs. Mr. Le Fur has degrees in both pharmacy and science. He began his career at Laboratoires Pharmuka as Chief of Laboratories and later served as Assistant Director of Research and Development before joining Laboratoires Rhône–Poulenc as Director of Biology. He began his career at Sanofi in 1986 as Assistant Director of Research and Development and was named Director of Research and Development in 1995, prior to being named to his present position in June 1999 following the merger.

     Pierre-Jean Lepienne is our Executive Vice President, Corporate Affairs. He has a degree from the Ecole Supérieure de Commerce of Paris and completed graduate studies in finance at Stanford University, as well as a diploma in Economics and Finance from the University of Saõ Paulo. Mr. Lepienne began his career at Robert et Carrière Laboratory as General Secretary, where he later served as Chief Financial Officer (Directeur Financier) from 1967 until 1970 until joining the Synthélabo Group in 1970 as Chief Financial Officer (Directeur Financier). Mr. Lepienne later served as President of Synthélabo Pharmacie and as Executive Vice President and Director of Synthélabo S.A. before being named to his present position in 1999 following the merger.

     Hanspeter Spek is our Executive Vice President, International Operations. He graduated from business school in Germany and then completed an apprenticeship. In 1974, Mr. Spek completed a management training program for Pfizer International and then joined Pfizer RFA as a junior product manager. He served in various positions at Pfizer RFA, including as manager of the marketing division. Mr. Spek joined Sanofi Pharma GmbH, Sanofi’s German affiliate, in 1985 as Marketing Director, and served in various positions in Germany and then at Sanofi in France, before being named Senior Vice President Europe following the merger in 1999. He has served in his present position since October 2000.

     Jean-Claude Armbruster is our Senior Vice President, Human Resources. Mr. Armbruster has both a diploma (DES) and a bachelors degree (maîtrise) in private law and a diploma (DES) in criminal science. He joined Sanofi’s legal staff in 1980 and served in a variety of positions, including Director of Human Resources at Sanofi, prior to being named to his present position in October 2000.

     Nicole Cranois is our Senior Vice President, Group Communications. Mrs. Cranois has a degree in literature, a degree from the Ecole française des Attachés de Presse and has a degree from Sydney University (Australia). Mrs. Cranois previously worked for Elf Union and Elf France as a press executive. She joined Sanofi in 1985 as Director of Communication, and was named to her present position in June 1999 following the merger.

     Jean-Pierre Kerjouan is our General Counsel and Senior Vice President. He has a degree in business from HEC (Ecole des Hautes Etudes Commerciales) as well as a law degree. From 1968 until 1981, Mr. Kerjouan worked for Yves Rocher, first as a Laboratory Chief Financial Officer (Directeur Financier) and then as the Vice President and Managing Director of Yves Rocher (Vice Président Directeur Général). He joined Sanofi Pharma International in 1981 as Managing Director (Directeur Général) and worked in a variety of positions at Sanofi, including Managing Director of Sanofi’s beauty division and Senior Vice President Legal Affairs of Sanofi, before being named to his present position in May 1999.

     Marie-Hélène Laimay is our Senior Vice President and Chief Financial Officer. Mrs. Laimay has a degree in business from French business school (Ecole Supérieure de Commerce et d’Administration des Entreprises) and a DECS, an accounting qualification. She worked as an auditor for Ernst and Young for three years prior to joining Sanofi in 1985. During her career at Sanofi, Mrs. Laimay has served in a variety of finance positions, including Financial Director of Sanofi’s beauty division, and as our Deputy Financial Director following the merger in 1999. She served as our Vice President, Internal Audit from November 2000, until being named to her present position in May 2002.

     Christian Lajoux is our Senior Vice President, France. He has a masters degree (DEUG) in psychology, a bachelors degree (maîtrise) in philosophy and a masters degree (DESS) in management from the Institut d’Administration des Entreprises (Paris). Mr. Lajoux served in a variety of positions at Sandoz, including Division Director, before joining Sanofi Winthrop in 1993. He then served in various positions, including as Director of Operations and Managing Director (Directeur Général) of Sanofi Winthrop France, before being named to his present position just prior to the merger in 1999.

     Jean-Claude Leroy is our Senior Vice President, Strategy, Business Development & Information Systems. Mr.  Leroy has a degree in business (DESCAF) from the Ecole Supérieure de Commerce of Reims, France. He began his career at Elf Aquitaine in 1975 as an internal auditor, and worked in a variety of financial positions prior to joining Sanofi as the Financial Director of Bio Industries in 1985. Mr. Leroy served in a variety of positions at Sanofi, including Financial Director, and was named Senior Vice President — Finance following the merger, before being appointed to his present position in October 2000.

     Gilles Lhernould is our Senior Vice President, Industrial Affairs. Mr. Lhernould has a diploma in pharmacy, and a masters degree (DEA) in industrial pharmaceutics. He began his career as manufacturing supervisor at Laboratories Bruneau, and joined one of Sanofi’s subsidiaries in 1983 where he managed the production, and later the factory. Mr. Lhernould then served in a variety of positions within the Sanofi group, including Director of Human Resources — Pharmacy for Sanofi Pharma, and Director of Operational Human Resources at Sanofi. Following the merger, he served as our Vice President for integration, and then Vice President of Information Systems before being named to his present position in March 2001.

     None of these individuals has any principal business activities outside of Sanofi-Synthélabo.

     None of these individuals has any family relationship with any director or nominee for director or other member of our senior management.

B.     Compensation
     Compensation
     The compensation of our Chairman and Chief Executive Officer and other senior management is based on an analysis of the practices of major French and European industrial companies and the opinion of the compensation and appointments committee of our Board of Directors. In addition to base compensation, senior managers receive variable compensation (which may be in excess of one-half of base compensation), which is determined by the actual performance and growth of the business areas for which the senior manager is responsible. Senior management may also be awarded stock options.

     In 2001, the aggregate amount of compensation paid to our directors and senior management (22 persons in total) for services in all capacities, not including former directors and senior management who left our company during the year, was €6.42 million. Of this amount €0.23 million consisted of attendance fees (jetons de présence) paid to members of our Board of Directors and €1,524,490 was paid to our Chairman and Chief Executive Officer.

     Bonus or Profit Sharing
     Our senior management are eligible for bonuses, as described above under “—Compensation.” We do not have a separate profit-sharing or incentive plan for senior management. As employees, they are able to participate in our group incentive and profit-sharing plans on the same terms as our other employees. These plans are described below under “—Employees.”

    Stock Options
     Under French law, directors may not receive options solely as compensation for service on the board, thus only those directors who are also our employees may receive stock options. During 2001, a total of 409,000 options were granted to senior management, excluding senior management who have left our company since December 31, 2001 (11 persons total) as set forth in the following table. Each option gives the right to purchase one of our shares at an exercise price of €64.50 from May 11, 2005 until May 10, 2011.

Name and Title	Number of Options Granted	Exercise Price	Expiration Date

Jean-François Dehecq Chairman and CEO	145,000	€ 64.50	May 10, 2011

Gérard Le Fur Executive Vice President, Scientific Affairs	70,000	€ 64.50	May 10, 2011

Hanspeter Spek Executive Vice President, International Operations	35,000	€ 64.50	May 10, 2011

Jean-Pierre Kerjouan General Counsel and Senior Vice President, Legal Affairs	25,000	€ 64.50	May 10, 2011

Christian Lajoux Senior Vice President, France	25,000	€ 64.50	May 10, 2011

Jean-Claude Leroy Senior Vice President, Strategy, Business Development & Information Systems	25,000	€ 64.50	May 10, 2011

Pierre-Jean Lepienne Executive Vice President, Corporate Affairs	22,000	€ 64.50	May 10, 2011

Jean-Claude Armbruster Senior Vice President, Human Resources	17,000	€ 64.50	May 10, 2011

Nicole Cranois Senior Vice President, Group Communications	15,000	€ 64.50	May 10, 2011

Marie-Hélène Laimay Senior Vice President and Chief Financial Officer	15,000	€ 64.50	May 10, 2011

Giles Lhernould Senior Vice President, Industrial Affairs	15,000	€ 64.50	May 10, 2011

     For additional information regarding our stock options, see “—Share Ownership” below, Item 10 “Additional Information—Share Capital—Stock Options” and Note D.12.3 to our financial statements included under Item 18.

     Pension or Retirement Benefits
     The aggregate amount that we set aside or accrued to provide pension, retirement or similar benefits during 2001 for directors and members of senior management, including senior management who have left our company since December 31, 2001 (22 persons total), was €2.3 million.

C. Board Practices
     Pursuant to our bylaws, two other persons attend the meetings of the Board of Directors as observers (censeurs), without voting rights. The current censeurs are Régis Dufour and René Sautier.

     Our Board of Directors has established an audit committee, a compensation and appointments committee and a scientific committee. The functions of these committees are described below.

    Audit Committee
     The audit committee is responsible for reviewing the following:

•	annual and interim financial statements,
•	internal control procedures,
•	appropriateness of accounting policies,
•	internal audit procedures and reports,
•	major litigation on an annual basis,
•	any issue liable to have a material financial or accounting impact, and
•	appointment of our statutory auditors.

     In 2001, the members of the audit committee were Messrs. Barbier de la Serre, Somnolet and Weymuller. On May 22, 2002, Lord Douro was nominated to the audit committee.

     Compensation and Appointments Committee
     The compensation and appointments committee is responsible for the following:

•	formulating recommendations and proposals concerning the compensation of corporate officers and the granting of stock options;
•	reviewing the allocation of attendance fees between directors and, where appropriate, observers (censeurs);
•	assisting our Board of Directors in selecting new directors; and
•	advising the Chairman of our Board of Directors on the selection of key senior managers and their compensation.

     In 2001, the members of the compensation and appointments committee were Messrs. Barbier de la Serre, Desmarest and Owen-Jones.

     Scientific Committee
     The scientific committee is responsible for the following:

•	advising the Board of Directors about the development of technologies that may influence our operations;
•	advising the Board of Directors on the direction of our research and development; and
•	assisting in addressing technical issues facing our business.

     In 2001, the members of the scientific committee were Messrs. de Gennes and Dehecq.

D. Employees
     We had 30,514 employees world-wide as of December 31, 2001. The following tables set forth the breakdown of employees by geographic area and by main category of activity as of December 31, 1999, 2000 and 2001.

	As of December 31:

	2001	%	2000	%	1999	%

France	11,842	38.8%	12,515	42.9%	12,714	43.3%
Other Europe	8,674	28.4%	8,210	28.1%	8,388	28.6%
United States	3,221	10.6%	1,893	6.5%	1,894(1)	6.5%
Japan	75	0.2%	138	0.5%	146	0.5%
Rest of World	6,702	22.0%	6,444	22.1%	6,170	21.1%

Total	30,514	100.0%	29,200	100.0%	29,312	100.0%

(1) Includes Canada and Puerto Rico.

	As of December 31:

	2001	%	2000	%	1999	%

Sales	10,336	33.9%	8,636	29.6%	8,331	28.4%
Research and development	6,273	20.5%	6,203	21.2%	6,048	20.6%
Production	7,651	25.1%	8,288	28.4%	8,545	29.2%
Other	6,254	20.5%	6,073	20.8%	6,388	21.8%

Total	30,514	100.0%	29,200	100.0%	29,312	100.0%

     Under French law, all employers of more than 20 employees in France are required to implement a 35-hour work week. Although the work week is shorter on average and we have not reduced salaries, we have greater flexibility than before to organize the use of employee time. For example, our employees can work more than 35 hours in some weeks, but in exchange we are required to reduce the number of hours worked in other weeks to ensure that they do not work more than 35 hours per week on an annual basis. We believe this added flexibility partly compensates for the reduction in hours and that the 35-hour week does not have a material adverse effect on our financial condition.

     The five principal French labor unions, the Confédération Générale de Travail (CGT), the Confédération Française Démocratique du Travail (CFDT), the Confédération Générale des Cadres (CGC), the Force Ouvrière (FO) and the Confédération Générale des Travailleurs Chrétiens (CFTC), are represented at our facilities in France. We have reached agreement with our French employees on a variety of issues including profit-sharing, harmonization of bonuses and the 35-hour workweek.

     In certain other countries, our employees are also represented by labor unions, with whom we enter into collective bargaining agreements. In 2001, an agreement, which was unanimously approved by employee representatives in all relevant countries, was signed to establish a committee for our European employees (Comité d’Entreprise Européen). We created this committee to foster employee consultation and the exchange of information. It is comprised of representatives from the European Union countries as well as from Hungary, Poland and the Czech Republic. Although we have had labor movements and work stoppages from time to time, none of them had a significant impact on our activities. We believe our relations with our employees are good.

     Incentive Plan and Profit-Sharing

     We have both an incentive and a profit sharing plan for our French companies and their employees, including our senior management, the basic terms of which are described below.

•	Incentive Plan. Our incentive plan is designed to provide a collective return based on a formula tied to the results and performance of our business. It is not required by law, and the amount is unpredictable in nature. Our portion of the incentive plan agreements of our French subsidiaries varies according to our net profit. This amount is then complemented by a portion that is tied to the performance or activities of our subsidiaries themselves. On May 18, 2000, we entered into a 3-year agreement that covers 2000, 2001 and 2002 and relates to our portion of the incentive plan for the companies of the Sanofi-Synthélabo group. For 2001, the gross amount of the incentive at the group level was €23,687,288, and for 2000, the gross amount was €24,853,024. Our employees also benefit from an incentive at the company level or establishment at which they are employed.
•	Profit-sharing. In France, salaried employees have the right to participate in the profits of the business. A profit-sharing plan is obligatory for companies that have at least 50 salaried employees, and the amount of the share is calculated based on the profits of the business in accordance with terms set forth in French labor laws (Code du Travail). On May 18, 2000, we signed a profit-sharing agreement covering 1999 and 2000. In June 2001, we signed a new profit-sharing agreement covering 2001 and 2002. For 2001, the gross amount of the special profit-sharing reserve was €50,615,167, and for 2000, it amounted to €33,673,804.

E. Share Ownership
     As of May 31, 2002, our directors and senior management held a total of 299,476 shares, representing less than 1% of our total shares outstanding as of such date excluding the beneficial ownership of 190,462,513 shares held by TotalFinaElf, which may be attributed to Mr. Desmarest, who disclaims beneficial ownership of such shares, and beneficial ownership of 143,041,202 shares held by L’Oréal, which may be attributed to each of Mr. Owen-Jones and Mr. Somnolet, each of whom disclaims beneficial ownership of such shares. None of the other directors or members of our senior management is the beneficial owner of more than 1% of our shares.

     Under our option plans existing as of May 31, 2002 or terminated in 2001, we (or our predecessor companies) granted a total of 2,412,200 options to our senior management, including senior management who have left our company since December 31, 2001 (12 persons total) of which 1,500,800 stock options remained to be exercised as of May 31, 2002. Of the options granted to senior management, 757,200 stock options were given to our Chairman and Chief Executive Officer, of which 445,000 remained to be exercised as of May 31, 2002.

     Following the merger, all previously granted options for the shares of Sanofi or Synthélabo were converted into options for our shares. Each of our stock options is exercisable for one of our shares. The main characteristics of these options are described in the table on the following page.

EXISTING OPTION PLANS AS OF MAY 30, 2002

OPTIONS GRANTED

Date of Plan(s)	1993	1994(1)	1995(1)	1996(1)	1997	1998	1999	2000	2001	2002	Total

Total number of options granted:	364,000	1,435,600	1,550,000	1,492,800	1,382,080	1,496,400	716,040	4,292,000	2,936,500	3,111,850	18,777,270
– of which were to Senior management(2)	5,200	175,040	255,360	155,200	233,000	229,200	57,200	467,000	434,000	401,000	2,412,200
– of which were to Mr. Dehecq	—	79,200	44,000	44,000	60,000	80,000	—	160,000	145,000	145,000	757,200
Expiration Dates		06/01/01;	09/20/02;	09/18/03;	09/22/04;	12/10/05;
	12/15/13	10/18/14;	06/12/15;	1/12/16;	10/14/17	06/25/18	03/30/19	05/24/10	05/10/11	05/22/12
		12/15/14	10/17/15;	04/5/16
			12/15/15
Exercise price (in €)		7.50;	10.26;	14.56;	21.46;	34.95;
	6.36	6.01;	7.18;	8.56;	19.73	28.38	38.08	43.25	64.50	69.94
		5.86	8.47;	10.85
			8.50

(1)	In 1994, 1995 and 1996 we had stock option plans for both subscription options (options de souscription d’action) and purchase options (options d’achat d’action). Subscription options means that we will issue new shares upon the exercise of these options. Purchase options means that we will use existing shares upon the exercise of these options. For additional information regarding our stock options, please see Item 10 “Additional Information — Share Capital — Stock Options” and Note D.12.3 to our financial statements filed under Item 18.
(2)	Through 2001 includes senior management who have left our company since December 31, 2001 (12 persons total); 2002 includes only senior management named in Item 6.A (11 persons total).

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders

     The table below shows the ownership of our shares at May 31, 2002, indicating the beneficial owners of more than 5.0% or more of our shares.

	Shares		Voting Rights

	Number	Percentage	Number		Percentage

L’Oréal	143,041,202	19.5%	286,082,404		26.9%
TotalFinaElf	190,462,513	26.0%	380,925,026		35.8%
Public	376,882,139	51.5%	383,907,601		36.0%
Treasury Shares	14,901,424	2.0%	—		—
Employees(1)	6,824,036	1.0%	13,625,072		1.3%

Total	732,111,314	100.0%	1,064,540,103	(2)	100.0%

(1)	Represents shares held through our employee savings plan.
(2)	On the basis of the total number of voting rights published after the May 22, 2001 Annual General Meeting.

     Since the merger, TotalFinaElf has gradually reduced its ownership of our shares. Immediately after the merger it held 35.3% of our shares and 43.0% of our voting rights, and together with L’Oréal, they held 54.8% of our share capital and 69.1% of our voting rights. Since the merger, TotalFinaElf, in accordance with its announced intention to reduce its ownership of our share capital has, as of May 31, 2002, gradually sold an aggregate of 9.2% of our share capital. TotalFinaElf and L’Oréal together no longer held more than 50.0% of our share capital nor more than 2/3 of our voting rights.

     Our statuts (bylaws) provide for double voting rights. For more information relating to our shares, see Item 10 “Additional Information—Memorandum and Articles of Association.”

     Approximately 13% of our share capital is held in the United States. Although we are unable to obtain a precise breakdown of the final holders of our shares, we believe that the number of U.S. holders is below 300 persons. Approximately 60% of our remaining share capital is held in France (which includes the shares held by TotalFinaElf and L’Oréal).

Shareholders Agreement
     On April 9, 1999, Elf Aquitaine (now part of TotalFinaElf) and L’Oréal entered into a shareholders agreement (pacte d’actionnaires) with respect to their shareholdings in us. Under the terms of the shareholders agreement, the parties agreed not to sell any of the shares covered by the shareholders agreement except in certain limited circumstances, such as the commencement of a tender offer for our shares. The shares covered by the shareholders agreement are, at present, the 19.43% of our share capital held by L’Oréal and the 19.43% of our share capital held by TotalFinaElf. Sales to direct and indirect subsidiaries of the parties are exempted from this provision of the shareholders agreement. In addition, each of the parties granted to the other a preferential right to purchase any shares covered by the shareholders agreement in case of a sale of such shares under the terms of the shareholders agreement, and agreed to notify the other party of any sale or purchase of our shares that it makes. The shareholders agreement also contains provisions relating to the composition of our Board of Directors, cooperation among the parties’ respective appointees to our Board of Directors (as described above under Item 6 “Directors, Senior Management and Employees—Directors and Senior Management”), dilution of the parties’ respective shareholdings in us, and the crossing of certain percentage shareholding thresholds by the parties acting separately or in concert. Finally, the shareholders agreement contains provisions regulating the sale of the “free shares” not covered by the agreement’s prohibition on sale. The initial term of the shareholders agreement expires on December 1, 2004. A copy of this agreement has been filed as an exhibit to this registration statement.

B. Related Party Transactions
     In the ordinary course of business, we purchase materials, supplies and services from numerous companies throughout the world. Members of our Board of Directors are affiliated with some of these companies. We conduct our transactions with such companies on an arm’s length basis and do not consider the amounts involved in such transactions to be material.

     During our three most recent complete financial years (including those of Sanofi and Synthélabo prior to the merger) and through the date of this registration statement, we have not been involved in, and we do not currently anticipate becoming involved in, any transactions that are material to us or to any of our related parties and that are unusual in their nature or conditions. We have not made any outstanding loans to or for the benefit of:

•	enterprises that, directly or indirectly, control or are controlled by, or are under common control with us;

•	enterprises in which we have significant influence or that have significant influence over us;

•	shareholders beneficially owning a 10.0% or greater interest in our voting power;

•	key management personnel; or

•	enterprises in which persons described above own, directly or indirectly, a substantial interest in the voting power.

C. Interests of Experts and Counsel
     Not applicable.

Item 8.     Financial Information
A.     Consolidated Statements and Other Financial Information
     See Item 18 “Financial Statements” and pages F-1 through F-105.

     Legal Proceedings
     From time to time we and our subsidiaries may be parties to or targets of lawsuits, claims, investigations and proceedings that are handled and defended in the ordinary course of business.

     In February 2002, we learned that Apotex, a generic drug manufacturer, filed an Abbreviated New Drug Application, or ANDA, with the FDA challenging two of the U.S. patents relating to Plavix®. In April 2002, we learned that Dr. Reddy’s Laboratories, a generic drug manufacturer, filed an ANDA with the FDA challenging the three U.S. patents relating to Plavix®. An ANDA is an application by a drug manufacturer to receive authority to market a generic version of an approved product, by demonstrating that it has the same  properties as the original product. See Item 4 “Information on the Company—Business Overview—Regulation.” An ANDA, generally, may not be filed until the expiration of the five year market exclusivity period that applies to the original product following its initial market authorization. If the product is protected by a patent owned by or licensed to the manufacturer of the original version, however, the ANDA cannot be approved until the patent expires unless the ANDA applicant challenges the patent. In that case, the ANDA may be filed four years following the initial market authorization of the original product.

     One of the patents challenged by Apotex expires in 2011, and the other expires in 2014. The additional patent challenged by Dr. Reddy’s Laboratories expires in 2003.

     On March 21, 2002, we filed suit in the Southern District of New York against Apotex for infringement of our patents, and on May 14, 2002, we filed suit in the Southern District of New York against Dr. Reddy’s Laboratories for infringement of our patents. If either of these challenges is successful, the prevailing party would have the right to produce a generic version of Plavix® and market it in the United States in competition with us and our alliance partner, BMS. However, we believe that our patents are valid, in which case Plavix® will continue to enjoy its patent protection. We intend to defend our interests in this matter vigorously.

     To our knowledge, other than the matter described above, there are no currently pending or threatened legal proceedings that could have a material effect on our business, results of operations or financial condition.

     Dividend Policy
     See Item 3 “Key Information—Selected Financial Data—Dividends.”

Item 9.     The Offer and Listing
A.     Offer and Listing Details
     We have one class of shares. Each ADS represents one-half of one share. The ADSs are evidenced by American Depositary Receipts, or ADRs, which are issued by The Bank of New York. For additional information regarding our shares, see Item 10 “Additional Information—Share Capital.” For additional information regarding the ADSs, please see Item 12 “Description of Securities other than Equity Securities—American Depositary Shares.”

     Our shares trade on the Premier Marché of Euronext Paris S.A. As of the date of this registration statement, there is no U.S. public market for our shares or our ADSs and there can be no assurances as to the establishment or continuity of any such market.

     Trading History
     The table below sets forth, for the periods indicated, the reported high and low quoted prices of our shares on the Premier Marché of Euronext Paris S.A.

	High*	Low*

	(in €)
Period
1999
(beginning on May 25)	48.10	34.25
2000	71.00	34.70
First Quarter	43.19	34.70
Second Quarter	54.40	38.40
Third Quarter	62.30	47.50
Fourth Quarter	71.00	57.00
2001	86.50	52.60
First Quarter	71.00	52.60
Second Quarter	78.50	59.35
Third Quarter	78.10	65.10
Fourth Quarter	86.50	69.25
2002
First Quarter	84.30	69.15
Second Quarter (through June 24, 2002)	73.95	53.00
2001
December	86.50	73.80
2002
January	84.30	76.30
February	78.30	69.15
March	76.00	70.15
April	73.95	66.90
May	72.30	64.20
June (through June 24, 2002)	65.00	53.00

*	Source: Euronext Paris S.A.

B.     Plan of Distribution
     Not applicable.

C.     Markets
      Our shares are listed on the Premier Marché of Euronext Paris S.A. We have applied to list our ADSs on the New York Stock Exchange, or NYSE. Our shares are included in the “CAC 40 Index” (a widely followed index of 40 major French stocks). Since September 20, 1999, our shares have been included in the Dow Jones EuroStoxx Index (a widely followed index of major European stocks).

     Listing or quotation on the NYSE requires approval from the relevant authorities, and, as of the date of this registration statement, we have not yet received approval. We expect trading of our ADSs to begin in the third quarter of 2002, but there can be no assurance that there will be no delay in the commencement of trading. We cannot predict the prices at which the ADSs will trade.

Trading On The Premier Marché
     General
     On September 22, 2000, ParisBourseSBF S.A., Amsterdam Exchange N.V. and the Societé de la Bourse de Valeurs Mobilières de Bruxelles S.A. merged to create Euronext N.V., a Dutch holding company and the first pan-European stock exchange. Subsequently, ParisBourseSBF S.A. changed its name to Euronext Paris. Securities quoted on any of the stock exchanges participating in Euronext trade through a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities remain listed on their respective local exchanges. Euronext Paris retains responsibility for the admission of securities to its trading markets, as well as the regulation of these markets.

     Securities approved for listing by Euronext Paris are traded in one of two regulated markets, the Bourse de Paris, which in turn comprises the Premier Marché and the Second Marché, and the Nouveau Marché. These markets are operated and managed by Euronext Paris, a market operator (entreprise de marché) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information on listed securities. The securities of most large public companies are listed on the Premier Marché, with the Second Marché available for small and medium-sized companies. Trading on the Nouveau Marché was introduced in March 1996 to allow small capitalization and start-up companies to access the stock market. In addition, the securities of certain other companies are traded on a non-regulated, over-the-counter market, the Marché Libre OTC.

     Premier Marché
     Securities listed on the Premier Marché of Euronext Paris are officially traded through authorized financial institutions that are members of Euronext Paris. Securities are traded continuously on each business day from 9:00  a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. (during which times trades are recorded but not executed until, respectively, the opening auction at 9:00 a.m. and the closing auction at 5:30 p.m.). Any trade of a security that occurs after a stock exchange session closes is recorded on the next business day at the previous session’s closing price for that security. Euronext Paris has introduced continuous electronic trading during trading hours for most listed securities.

     Euronext Paris places securities listed on the Premier Marché in one of two categories, depending on their trading volume. Our shares trade in the category known as Continu, which includes the most actively traded securities.

     Euronext Paris automatically restricts trading in a security listed on the Premier Marché in the Continu category upon entry of an order in the order book likely to result in a trade being executed at a price exceeding the specific price limits defined by its regulations. In particular, trading is automatically restricted in a security whose quoted price varies by more than 10.0% from the last price determined in an auction or by more than 2.0% from the last traded price. If the order that has caused the restriction is cancelled within the following minute, the trading of this security resumes. If the order is confirmed, an auction is organized after a call phase of four minutes, during which orders are entered in the central order book but not executed. Euronext Paris may also suspend trading of a security listed on the Premier Marché in other limited circumstances (suspension de la cotation), in particular to prevent or halt disorderly market conditions. In addition, in exceptional cases, including, for example, in the context of a takeover bid, the CMF may also suspend trading of the security concerned.

     Trades of securities listed on the Premier Marché are settled on a cash basis on the third day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (service à règlement différé) for a fee. The deferred settlement service is only available for trades in securities that either (1) are a component of the SBF 120 Index or (2) have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Investors can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Our  shares are currently eligible for the deferred settlement service.

     Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser’s account. Under French securities regulations, any sale of a security traded on a deferred settlement basis during the month of a dividend payment is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid and the seller’s account will be debited by the same amount.

     Trading by the Company in its Shares
     Under French law, a company may not issue shares to itself, but it may purchase its own shares in the limited cases described in Item 10 under “Additional Information—Memorandum and Articles of Association—Trading in Our Own Shares.”

D.     Selling Shareholders
     Not applicable.

E.     Dilution
     Not applicable.

F.     Expenses of the Issue
     Not applicable.

Item 10.     Additional Information
A.     Share Capital
     As of May 31, 2002, our current share capital amounted to €1,464,222,628, divided into 732,111,314 outstanding shares with a nominal value of €2 per share. All of our outstanding shares are of the same class and are fully paid. Of these shares, we held 14,901,424 shares (or 2.0% of our outstanding share capital), as treasury shares as of such date. On May 22, 2002, our shareholders authorized our board of directors, for a period of 26 months, to increase our share capital by a maximum €750 million through the issuance of new shares or other securities giving an immediate or future right to our shares.

     For additional information regarding our shares, see “—Memorandum and Articles of Association” below.

Shares Eligible For Future Sale
     Sales of substantial amounts of our shares and ADSs in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of our shares and ADSs and could impair our future ability to raise capital through an offering of our equity securities.

     At May 31, 2002, we had 732,111,314 shares outstanding. Of these shares, 432,739,714 shares are freely tradable without restriction or further registration under the Securities Act, except that any ADSs purchased by our affiliates, as that term is described in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. The remaining shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144, in the United States. Restricted securities may be sold in the U.S. public market only if they are registered or qualify for an exemption from registration under Rule 144 of the Securities Act, described below. With certain limited exceptions, all of our shares, regardless of whether these shares are deemed to be “restricted securities” under the Securities Act, are freely tradable on Euronext Paris.

     Shareholders’ Agreement
     As of May 31, 2002, TotalFinaElf and L’Oréal owned 26.0% and 19.5% of our share capital, respectively. TotalFinaElf can currently sell 48,227,425 of its shares on either Euronext Paris or, subject to Rule 144, in the United States, and L’Oréal can currently sell 806,114 of its shares on either Euronext Paris or, subject to Rule 144, in the United States. Both TotalFinaElf and L’Oréal will be able to sell the remainder of their shares when the shareholders’ agreement expires on December 1, 2004. See Item 7 “Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders Agreement” and Item 3 “Key Information—Risk Factors—We have two principal shareholders who continue to maintain a significant degree of influence” for more information regarding TotalFinaElf and L’Oréal’s respective shareholdings.

     Rule 144
     In general, under Rule 144 of the Securities Act, any of our affiliates, or a person or persons whose shares are aggregated who has beneficially owned restricted securities for at least one year (including the holding period of any prior owner except an affiliate) is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares then outstanding; or

•	the average weekly trading volume of the ADSs on the NYSE during the four calendar weeks immediately preceding such sale.

     Sales under Rule 144 are also subject to requirements relating the manner of sale, notice and availability of current public information about us. Under Rule 144(k), any person or persons whose shares are aggregated, who has not been one of our affiliates at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Stock Options and Warrants
     As of May 31, 2002, 15,013,963 options were outstanding and 4,271,390 options were available for future option grants. Of these, 3,476,313 were fully vested and exercisable as of May 31, 2002. Each of our options is exercisable for one of our shares. We currently have no warrants outstanding.

Stock Options
     Types of Stock Options
     We have two types of stock options outstanding: subscription options (options de souscription), which were granted by Sanofi prior to the merger; and purchase options (options d’achat d’actions). Upon exercise of a subscription option, we issue new shares, whereas upon exercise of a purchase option, the option holder receives existing shares. We purchase our shares on the market prior to the grant of the purchase options in order to provide the option holder with shares upon exercise. Following the merger, all previously granted options for the shares of Sanofi or Synthélabo were converted into options for our shares.

     As at May 31, 2002, we had 800,158 subscription options outstanding and 14,213,805 purchase options outstanding, for a combined total of 15,013,963 options outstanding exercisable for the same number of our shares. During 2001, the exercise of outstanding subscription options led to the creation of 563,338 new shares, €2 par value, for a total amount of €7 million, including premiums. Because the exercise of purchase options will be satisfied with shares repurchased on the market, the exercise of purchase options have no impact on our equity capital.

     Stock Option Plans
     Our ordinary and extraordinary shareholders’ meeting of May 18, 1999 authorized our board of directors, for a five-year period, to grant subscription options and/or purchase options to members of our salaried staff and our corporate officers, as well as to related French or foreign companies or consortiums under the conditions referred to Article L.225-180 of the French Commercial Code. Under the authorization, the board of directors sets the conditions under which the options are granted, and the terms and conditions of their exercise, including the exercise price.

     The authorization provides that the total number of granted options may not give rise to subscription for, or purchase of, a number of shares greater than 2% of our share capital as at May 18, 1999, i.e. 14,611,740 shares, and includes, in favor of the beneficiaries of stock options, an express waiver of the preferential subscription rights of our shareholders with respect to any shares to be issued upon the exercise of subscription options.

     At this meeting, our shareholders also agreed to assume the undertakings of Sanofi and Synthélabo, respectively, with respect to the beneficiaries of their respective stock options, which were granted prior to the merger. Options granted by Sanofi and Synthélabo are now exercisable for our shares. The substitution automatically entailed the suppression of the preferential subscription rights with respect to our shares to be issued upon exercise of subscription options.

     Since the merger, our Board of Directors has made three grants of options. On May 24, 2000, our Board of Directors granted a total of 4,292,000 purchase options in favor of 827 beneficiaries, including the members of our senior management, which have an exercise price of €43.25 per share and are exercisable between May 25, 2004 and May 24, 2010. On May 10, 2001, our board of directors granted a total of 2,936,500 purchase options in favor of 848 beneficiaries, including the members of our senior management, which have an exercise price of €64.50 per share and are exercisable between May 11, 2005 and May 10, 2011. On May 22, 2002, our board of directors granted a total of 3,111,850 purchase options in favor of 1,162 beneficiaries, including the members of our senior management, which have an exercise price of €69.94 per share and are exercisable between May 23, 2006 and May 22, 2012. For additional information regarding the options held by our directors and senior management, see Item 6 “Directors, Senior Management and Employees—Compensation—Stock Options.”

B. Memorandum and Articles of Association

General
     Our company is a société anonyme, a form of limited liability company, organized under the laws of France.

     In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our statuts, an English translation of which has been filed as an exhibit to this registration statement. For a description of the provisions of our statuts relating to our Board of Directors and statutory auditors, see Item 6 “Directors, Senior Management and Employees.” You may obtain copies of our statuts in French from the greffe (Secretary) of the Registre du Commerce et Sociétés de Paris (Registry of Commerce and Companies of Paris, France). Please refer to that full document for additional details.

     Our statuts specify that our corporate affairs are governed by:

•	Title II of the French Commercial Code (previously French Company Law No. 66-537 of July 24, 1966, as amended), and
•	the statuts themselves.

     At an extraordinary general meeting held on May 22, 2002, our shareholders authorized our board of directors to increase our share capital, through the issuance of shares, securities with or without preferential rights or warrants, by an aggregate maximum nominal amount of €750 million for a period ending 26 months from the date of such shareholders’ meeting.

Share Capital
     As of May 31, 2002, our share capital amounted to €1,464,222,628, divided into 732,111,314 outstanding shares with a nominal value of €2 per share. All of our outstanding shares are of the same class and are fully paid. Our statuts provide that shares may be held in registered form or in bearer form, at the option of the shareholder. Our statuts provide that any fully paid-up shares acquire double voting rights if held in registered form for at least two years under the name of the same shareholder.

     Our statuts allow us to obtain from Euroclear France the name, nationality, address and number of shares held by the holders of our securities that have, or may in the future have, voting rights. If we have reason to believe that an individual on any list provided by Euroclear France holds for the account of another person, our statuts allow us to request such information regarding beneficial ownership directly of any shareholder named on the list provided by Euroclear France. See “—Form, Holding and Transfer of Shares” below.

Shareholders’ Meetings and Voting Rights
    General
     In accordance with the French Commercial Code, there are three types of shareholders’ meetings, ordinary, extraordinary and special.

Ordinary general meetings of shareholders are required for matters such as:
•	electing, replacing and removing directors;
•	appointing independent auditors;
•	approving the annual accounts;
•	declaring dividends or authorizing dividends to be paid in shares provided the statuts contain a provision to that effect;
•	issuing non-convertible bonds; and
•	approval of stock repurchase programs.

     Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

•	changing our company’s name or corporate purpose;
•	increasing or decreasing our share capital;
•	creating a new class of equity securities;
•	authorizing the issuance of investment certificates, convertible or exchangeable securities;
•	establishing any other rights to equity securities;
•	selling or transferring substantially all of our assets; and
•	the voluntary liquidation of our company.

     Special meetings of shareholders of a certain category of shares (such as, among others, shares with double voting rights) are required for any modification of the rights derived from such category of shares. The resolutions of the shareholders’ general meeting affecting these rights are effective only after approval by the relevant special meeting.

    Annual Ordinary Meetings
     The French Commercial Code requires our board of directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Commercial Court. The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders’ meeting, our independent auditors may call the meeting. In case of bankruptcy, our liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent for the purpose of calling a shareholders’ meeting:

•	one or several shareholders holding at least 5% of our share capital,
•	any interested party in cases of urgency, or
•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company.

     Notice of Shareholders’ Meetings
     We must announce general meetings at least 30 days in advance by means of a preliminary notice, which is published in the Bulletin des Annonces Légales Obligatoires, or “BALO.” The preliminary notice must first be sent to the COB. The COB also recommends that simultaneously with the publication of the preliminary notice a summary of the notice be published in a newspaper of national circulation in France. The preliminary notice must contain, among other things, the agenda, a draft of the resolutions to be submitted to the shareholders and the procedure for voting by mail.

     At least 15 days prior to the date set for a first call, and at least 6 days prior to any second call, we must send a final notice containing the final agenda, the date, time and place of the meeting and other information for the meeting. Such final notice must be sent by mail to all registered shareholders who have held shares in registered form for more than one month prior to the date of the preliminary notice and published in a newspaper authorized to publish legal announcements in the local administrative department (département) in which our company is registered as well as in the BALO, with prior notice having been given to the COB. If no shareholder has proposed resolutions to be submitted to the vote of the shareholders at the meeting, we are not required to send the notice to our shareholders; publishing the notice will be deemed sufficient.

     In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda. As an exception to this rule, shareholders may take action with respect to the dismissal of directors and certain other matters even though these actions have not been included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors, for recommendation to the shareholders, within ten days of the publication of the preliminary notice in the BALO by:

•	one or several shareholders holding a specified percentage of shares, or
•	a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 0.4% of our voting rights.

     The board of directors must submit these resolutions to a vote of the shareholders after having made a recommendation thereon.

     During the two weeks preceding a meeting of shareholders, a shareholder may submit written questions to the board of directors relating to the agenda for the meeting. The board of directors must respond to these questions during the meeting.

Attendance and Voting at Shareholders’ Meetings
     In general, each shareholder is entitled to one vote per share at any general meeting, except for holders of shares with double voting rights. Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French Commercial Code and our statuts. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

     In order to participate in any general meeting, a holder of registered shares must have its shares registered in its name in a shareholder account maintained by us or on our behalf by an agent appointed by us at least five days prior to the date of the meeting. Similarly, a holder of bearer shares must obtain from the accredited financial intermediary (intermédiaire financier habilité) with whom such holder has deposited its shares, a certificate (certificat d’immobilisation) indicating the number of bearer shares owned by such holder and evidencing the holding of such shares in its account until the date of the meeting. Such certificate must be deposited at the place specified in the notice of the meeting at least five days before the meeting.

Proxies and Votes by Mail
     In general, all shareholders who have properly registered their shares may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail.

     Proxies will be sent to any shareholder on request. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting (in practice, we request that shareholders return proxies at least three business days prior to the meeting). A  shareholder may grant proxies only to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or approved by the board of directors and against all others.

     With respect to votes by mail, we must send shareholders a voting form upon request. The completed form must be returned to us at least three days prior to the date of the shareholders’ meeting.

Quorum
     The French Commercial Code requires that shareholders together holding at least 25% of the shares entitled to vote must be present in person, or vote by mail or by proxy, in order to fulfill the quorum requirement for:

•	an ordinary general meeting,

•	an extraordinary general meeting where only an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

    The quorum requirement is one-third of the shares entitled to vote, on the same basis, for any other extraordinary general meeting.

     For a special meeting of holders of a certain category of shares, the quorum requirement is half of the shares entitled to vote in that category, on the same basis.

     If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where only an increase in our share capital is proposed through incorporation of reserves, profits or share premium. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting or special meeting, shareholders having at least 25% of the shares entitled to vote (or voting shares belonging to the relevant category for special meetings of holders of shares of such specific category) must be present in person or voting by mail or by proxy for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum.

Majority
     A simple majority of shareholders may pass a resolution at either an ordinary general meeting or an extraordinary general meeting only concerning a capital increase by incorporation of reserves, profits or share premium. At any other extraordinary general meeting and at any special meeting of holders of a specific category of shares, a two-thirds majority of the shareholder votes cast is required.

     A unanimous shareholder vote is required to increase liabilities of shareholders.

     Abstention from voting by those present or those represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote.

     Under the French Commercial Code, shares of a company held by entities controlled by that company are not entitled to voting rights and do not count for quorum or majority purposes.

Shareholder Rights
     Shareholder rights can be amended only after an extraordinary general meeting of the class of shareholders affected has taken place. Two-thirds of the shares of the affected class voting either in person or by mail or proxy must approve any proposal to amend shareholder rights. The voting and quorum requirements applicable to this type of special meeting are the same as those applicable to an extraordinary general meeting, except that the quorum requirements for a special meeting are 50% of the voting shares, or 25% upon resumption of an adjourned meeting.

     As previously noted, our shares currently constitute our only class of capital stock.

Financial Statements and Other Communications with Shareholders
     In connection with any shareholders’ meeting, we must provide a set of documents including our annual report and a summary of the results of the five previous fiscal years to any shareholder who so requests.

Dividends
     We may only distribute dividends out of our “distributable profits,” plus any amounts held in our reserve that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law or our statuts. “Distributable profits” consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or our statuts.

     Legal Reserve
     The French Commercial Code requires us to allocate 5% of our unconsolidated statutory net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. At December 31, 2001, our legal reserve was €146,288,349. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

     Approval of Dividends
     According to the French Commercial Code, our board of directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If we have earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, our board of directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. Our board of directors exercises this authority subject to French law and regulations and may do so without obtaining shareholder approval.

     Distribution of Dividends
     Dividends are distributed to shareholders pro rata according to their respective holdings of shares. Outstanding dividends are payable to shareholders on the date of the shareholders’ meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of our board of directors’ meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general meeting or by our board of directors in the absence of such a decision by the shareholders.

     Dividends may be paid in cash or, if the shareholders meeting so decides by ordinary resolution, in kind, provided that all shareholders receive a whole number of assets of the same nature paid in lieu of cash. Our statuts provide that, upon a decision of the shareholders meeting taken by ordinary resolution, each shareholder may be given the choice to receive his dividend in cash or in shares.

     Timing of Payment
     According to the French Commercial Code, we must pay any existing dividends within nine months of the end of our fiscal year, unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

Changes in Share Capital
     Increases in Share Capital
     As provided by the French Commercial Code, our share capital may be increased only with the shareholders’ approval at an extraordinary general meeting following the recommendation of our board of directors. Increases in our share capital may be effected by:

•	issuing additional shares,
•	increasing the nominal value of existing shares, or
•	creating a new class of equity securities.

     Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•	in consideration for cash,
•	in consideration for assets contributed in kind,
•	through an exchange offer,

•	by conversion of debt securities previously issued,
•	by capitalization of profits, reserves or share premiums, or
•	subject to various conditions, in satisfaction of debt incurred by our company.

     Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting acting under regular quorum and majority requirements. See “—Shareholders’ Meetings and Voting Rights” above.

     The shareholders may delegate the right to carry out any increase in share capital to our board of directors, provided that the increase has been previously authorized by the shareholders. Our board of directors may further delegate this right to our chairman and chief executive officer.

     Decreases in Share Capital
     According to the French Commercial Code, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The  number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preferential Subscription Rights
     According to the French Commercial Code, if we issue specific kinds of additional securities, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights require us to give priority treatment to current shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of our company by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the Premier Marché of Euronext Paris.

     Preferential subscription rights with respect to any particular offering may be waived by a vote of shareholders holding a two-thirds majority of the shares entitled to vote at an extraordinary general meeting. Our board of directors and our independent auditors are required by French law to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. Shareholders also may notify us that they wish to waive their own preferential subscription rights with respect to any particular offering if they so choose.

     The shareholders may decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe to the new securities, during a limited period of time.

     In the event of a capital increase without preferential subscription rights to existing shareholders, French law requires that the capital increase be made at a price equal to or exceeding the average market price of the shares in any consecutive ten trading day period within the 20 trading days preceding the capital increase.

Form, Holding and Transfer of Shares
     Form of Shares
     Our statuts provide that the shares may be held in either bearer form or registered form at the option of the holder.

     Holding of Shares
     In accordance with French law relating to dematerialization of securities, shareholders’ ownership rights are represented by book entries instead of share certificates. We maintain a share account with Euroclear France

(a  French clearing system, which holds securities for its participants) for all shares in registered form, which is administered by BNP Paribas Securities Services. In addition, we maintain separate accounts in the name of each shareholder either directly, or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held. BNP Paribas Securities Services issues confirmations (attestations d’inscription en compte) to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

     Shares of a listed company may also be issued in bearer form. Shares held in bearer form are held and registered on the shareholder’s behalf in an account maintained by an accredited financial intermediary and are credited to an account at Euroclear France maintained by such intermediary. Each accredited financial intermediary maintains a record of shares held through it and issues certificates of inscription for the shares it holds. Transfers of shares held in bearer form may only be made through accredited financial intermediaries and Euroclear France.

     Under a French statute dated May 15, 2001, shares held by persons who are not domiciled in France may be registered in the name of intermediaries who act on behalf of one or more investors. When shares are so held, we are entitled to request from such intermediaries the name of the investors and the number of shares held by such investors. Also, we may request any legal person (personne morale) who holds more than 2.5% of our shares, to disclose the name of any person who owns, directly or indirectly, more than a third of its share capital or of its voting rights. A person not providing the complete requested information in time may be deprived by a French court of either its voting rights or its dividends or both for a period of up to five years.

     Transfer of Shares
     Our statuts do not contain any restrictions relating to the transfer of shares.

     Registered shares must be converted into bearer form before being transferred on the Premier Marché on the shareholders’ behalf and, accordingly, must be registered in an account maintained by an accredited financial intermediary on the shareholder’s behalf. A shareholder may initiate a transfer by giving instructions to the relevant accredited financial intermediary. For dealings on the Premier Marché, a tax assessed on the price at which the securities were traded, or impôt sur les opérations de bourse, is payable at the rate of 0.3% on transactions of up to €153,000 and at a rate of 0.15% thereafter. This tax is subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction. However, non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

Liquidation Rights
     If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be first distributed to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

Requirements for Holdings Exceeding Certain Percentages
     The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 331/ 3%, 50% or 662/ 3% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company, within 15 calendar days of the date it crosses the threshold, of the number of shares it holds and their voting rights. The individual or entity must also notify the Conseil des Marchés Financiers, or CMF, within five trading days of the date it crosses the threshold. The CMF makes the notice public.

     French law and COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within 15 days of the date they cross the threshold. In the report, the acquirer must specify if it acts alone or in concert with others and specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. The CMF makes the report public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new report.

     In order to permit holders to give the required notice, we must publish in the BALO, not later than 15 calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within 15  calendar days of such change, the number of voting rights outstanding. In both cases, we must also provide the CMF with a written notice setting forth the number of voting rights outstanding. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each such number was last updated.

     If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the COB, and may be subject to criminal fines.

     Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert owning in excess of 331/ 3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

     In addition, our statuts provide that any person or entity, acting alone or in concert with others, who becomes the owner of 1% of our share capital or our voting rights must notify us by certified mail, return receipt requested, within five trading days of the total number of shares and voting rights that such person then owns. The same provisions of our statuts apply to each increase or decrease in excess of 1%. Any person or entity that fails to comply with such notification requirements, upon the request of one or more shareholders holding at least 5% of our share capital made at the general shareholders’ meeting, will be deprived of voting rights with respect to the shares in excess of the relevant threshold for all shareholders’ meetings until the end of a two-year period following the date on which such person or entity complies with the notification requirements.

Purchase of Our Own Shares
     Under French law, our company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, acquire up to 10% of our share capital within a maximum period of 18 months, provided our shares are listed on a regulated market. To acquire our shares for this purpose, we must file a note d’information that has received the approval (visa) of the COB. We can elect to file such note d’information either prior to obtaining our shareholders’ approval at an ordinary general meeting, or after our board of directors, duly authorized by our shareholders, has decided to initiate the share purchase plan.

     If we repurchase our shares in the foregoing manner, we have three options. We may:

•	keep the shares;
•	sell or transfer them, including to our employees under an authorized profit-sharing plan or stock option plan; or
•	cancel the shares, with our shareholders’ approval at an extraordinary general meeting.

     We may not cancel more than 10% of our outstanding share capital over any 24-month period. Our repurchase of shares also must not result in our company holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, or if we have different classes of shares, 10% of the shares of each class.

     We must hold any shares we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights, and we may not exercise the preferential subscription rights attached to them.

     The shareholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preferential subscription rights attached to the other shares. However, if the shareholders decide to take them into account, we must either sell the rights attached to the shares we hold on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

     The purchase and possible cancellation of 10% of our shares (up to €7.3 billion) was authorized by our shareholders on May 22, 2002. The purchase price for any such share may not be greater than €100, and the selling price of any such share may not be lower than €40, except for shares sold to beneficiaries of certain stock option plans (which may be sold at a price between €5.86 and €64.50). Shares repurchased under this program may be used to:

•	respond to market conditions;

•	regulate market prices;

•	provide shares to our employees and officers under stock option plans;

•	finance external growth;

•	grant shares following the exercise of rights attached to securities that give the right to receive shares; and

•	optimize our capital allocation.

     As at June  19, 2002, we held 16,934,174 of our own shares, i.e. 2.3% of our capital.

     We may purchase our shares from the date of our shareholders’ meeting of May 22, 2002 through the period ending 18 months from such date, which is November 22, 2003.

Trading in Our Own Shares
     Under Règlement n° 90-04 of the COB, as amended, we may not trade in our own shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

•	trades must be executed on behalf of the company by only one intermediary in each trading session, unless the issuer executes its purchase plan partly through derivative instruments, in which case two intermediaries may be used, but only to the extent that the issuer is able to ensure adequate coordination between the intermediaries;

•	any block trades may not be made at a price above the current market price; and

•	each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

     If a company’s shares, like our shares, will be continuously quoted (cotation en continu), then a trade must meet three further requirements to be considered valid:

•	the trade must not influence the determination of the quoted price before the opening of trading, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price;

•	the trade must not account for more than 25% of the average total daily trading volume on Euronext Paris in the shares during the three trading days immediately preceding the trade; and

•	the trade must not be carried out in order to influence the price of a derivative instrument relating to the company’s shares.

     There are two periods during which we are not permitted to trade in our own securities: the 15-day period before the date on which we make our consolidated or annual accounts public, and the period beginning on the date at which we become aware of information that, if disclosed, would have a significant impact on the market price of our securities and ending on the date this information is made public.

     There are certain exceptions to the above requirements:

•	trades by a company in its own shares that are used to finance an acquisition are deemed valid, regardless of whether the six requirements listed above are met if (a) the acquisition takes place at least three months after the company’s last trade in its own shares and (b) an independent advisor has been appointed in order to assess the value of the shares, the value of the assets acquired and the fairness of the exchange ratio; and

•	trades by a company in its own shares that are executed on behalf of the company by an intermediary pursuant to a liquidity agreement are deemed valid, regardless of whether the first two requirements listed above regarding continuous quotation and the two restrictions regarding the trading period are met if the terms of the liquidity agreement comply with the ethics guidelines (charte de déontologie) approved by the COB in its Instruction of April 10, 2001.

     After making an initial purchase of our own shares, we must file monthly reports with the COB and the CMF that contain specified information about subsequent transactions (including purchases, sales and share cancellations). The CMF makes this information publicly available.

Ownership of Shares by Non-French Persons
     The French Commercial Code currently does not limit the right of non-residents of France or non-French persons to own and vote shares. However, non-residents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 20% or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances depending upon factors such as:

•	the acquiring party’s intentions,

•	the acquiring party’s ability to elect directors, or

•	financial reliance by the company on the acquiring party.

Enforceability of Civil Liabilities
     We are a limited liability company (société anonyme) organized under the laws of France, and all of our directors and officers reside outside the United States. In addition, a substantial portion of our assets are located in France. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in France, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws. Actions for enforcement of foreign judgments against such persons would require such persons who are of French nationality to waive their right under Article 15 of the French Civil Code to be sued only in France. We believe that no such French persons have waived such right with respect to actions predicated solely upon U.S. federal securities laws. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law of July 26, 1968, as amended, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with such actions. Additionally, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France.

C. Material Contracts
     We are not party to any contracts that we regard as material to our business or financial position.

D. Exchange Controls
     French exchange control regulations currently do not limit the amount of payments that we may remit to non-residents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and most credit establishments are accredited intermediaries.

E. Taxation
French Taxation
     The following generally summarizes the material French tax consequences of purchasing, owning and disposing of our shares or ADSs. The statements relating to French tax laws set forth below are based on the laws in force as of the date hereof, and are subject to any changes in applicable laws and tax treaties after such date.

     This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of our shares.

     The following summary does not address the treatment of shares that are held by a resident of France (except  for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of our company.

     There are currently no procedures available for holders that are not U.S. residents to claim tax treaty benefits in respect of dividends received on ADSs or shares registered in the name of a nominee. Such holders should consult their own tax advisor about the consequences of owning and disposing of ADSs.

     Taxation of Dividends on Shares
     In France, dividends are paid out of after-tax income. However, French residents are entitled to a tax credit, known as the avoir fiscal, in respect of dividends they receive from French companies. Individuals are entitled to an avoir fiscal equal to 50% of the dividend. The avoir fiscal applicable to corporate investors generally is equal to 15% of the dividend. Dividends paid to non-residents normally are subject to a 25% French withholding tax and are not eligible for the benefit of the avoir fiscal. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate of withholding tax, and may be entitled to benefit from a refund of the avoir fiscal, as described below.

     France has entered into tax treaties with certain countries under which qualifying residents are entitled to obtain from the French tax authorities a reduction (generally to 15%) of the French dividend withholding tax and a refund of the avoir fiscal (net of applicable withholding tax).

     If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the treaty.

     Dividends paid out of profits that have not been taxed at the ordinary corporate rate, or were earned and taxed more than five years before the distribution, are subject to an equalization tax called the précompte, which is payable by the distributing corporation. The précompte generally is equal to one-half of the amount of the dividend paid to the shareholder prior to deduction of withholding tax. Corporate investors entitled under a tax treaty to a refund of the avoir fiscal at a rate of 15% generally may claim an additional payment equal to 70% of the précompte actually paid in cash by the distributing corporation, net of applicable withholding tax. This additional payment is considered an increase to the avoir fiscal.

     When a tax treaty does not provide for a refund of the avoir fiscal, or when a non-resident investor is not entitled to such a refund but is otherwise entitled to the benefits of the tax treaty, then a qualifying investor may obtain from the French tax authorities a payment equal to 100% of the précompte actually paid in cash by the distributing corporation, net of applicable withholding tax.

     Taxation on Sale or Disposition of Shares
     Holders that are not residents of France for tax purposes, do not hold shares or ADSs in connection with the conduct of a business or profession in France, and have held not more than 25% of our dividend rights (droits aux bénéfices sociaux), directly or indirectly, at any time during the preceding five years, are not subject to any French income tax or capital gains tax on the sale or disposition of shares or ADSs.

     A 1% registration duty (subject to a maximum of €3,049 per transfer) applies to certain transfers of shares or ADSs in French companies. The duty does not apply to transfers of shares or ADSs in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

     Estate and Gift Tax
     France imposes estate and gift tax on shares or ADSs of a French company that are acquired by inheritance or gift. The tax applies without regard to the residence of the transferor. However, France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty country may be exempted from such tax or obtain a tax credit.

Taxation of U.S. Investors
     The following is a summary of the material French and U.S. federal income tax consequences of the purchase, ownership and disposition of our shares or ADSs if you are a holder that is a resident of the United States for purposes of the income tax convention between the United States and France (the “Treaty”) and are fully eligible for benefits under the Treaty (a “U.S. holder”). You generally will be entitled to Treaty benefits in respect of our shares or ADSs if you are:

•	the beneficial owner of the shares or ADSs (and the dividends paid with respect thereto);

•	an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its partners or beneficiaries;

•	not also a resident of France for French tax purposes; and

•	not subject to an anti-treaty shopping article that applies in limited circumstances.

     Special rules apply to pension funds and certain other tax-exempt investors.

     For U.S. federal income tax purposes, a U.S. holder’s ownership of the company’s ADSs will be treated as ownership of the company’s underlying shares.

     This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. In particular, the summary does not deal with shares that are not held as capital assets, and does not address the tax treatment of holders that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, regulated investment companies, persons that elect mark-to-market treatment, persons holding shares as a position in a synthetic security, straddle or conversion transaction, persons that own, directly or indirectly, 5% or more of our voting stock or 10% or more of our outstanding capital and persons whose functional currency is not the U.S. dollar. The summary is based on laws, treaties, regulatory interpretations and judicial decisions in effect on the date hereof, all of which are subject to change.

     This summary does not discuss the treatment of shares or ADSs that are held in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France.

     You should consult your own tax advisers regarding the tax consequences of the purchase, ownership and disposition of shares or ADSs in the light of your particular circumstances, including the effect of any state, local or other national laws.

     Dividends
     As discussed in more detail under “—French Taxation,” dividends paid by French companies to non-residents of France generally are subject to French withholding tax at a 25% rate, and are not eligible for the benefit of the avoir fiscal.

     However, under the Treaty, you can claim the benefit of a reduced dividend withholding tax rate of 15%. You will also be entitled to a payment from the French tax authorities equal to the avoir fiscal, less a 15% withholding tax. French tax will be withheld at the 15% Treaty rate if you have established before the date of payment that you are a resident of the United States under the Treaty and, if you are not an individual, that you are the owner of all the rights relating to the full ownership of the shares or ADSs (including, but not limited to, dividend rights). A U.S. holder generally will be entitled to receive a refund of the avoir fiscal only if the holder (or its partners, beneficiaries or grantors, if the holder is a partnership, estate or trust) is subject to U.S. federal income tax on the avoir fiscal payment and the dividend to which it relates.

     A U.S. holder that is a corporation generally will be entitled to an avoir fiscal refund of 15% of the amount of a dividend, while a U.S. holder who is an individual generally will be entitled to an avoir fiscal refund at a 50% rate. The refund of the avoir fiscal will not be made available until after the close of the calendar year in which the dividend is paid.

     Pension funds and certain other tax-exempt U.S. holders are generally entitled under the Treaty to a reduced withholding tax rate of 15%, and to a payment at least equal to 30/85 of the avoir fiscal generally payable to a corporation, less a 15% withholding tax.

     U.S. holders that are not entitled to receive payments in respect of the avoir fiscal at the 50% rate (e.g.,  corporations and certain tax-exempt investors) will be entitled to receive an additional payment from the French tax authorities if we are liable for the précompte equalization tax (discussed under “—French Taxation,” above) in respect of a dividend distribution. Corporate holders generally will be entitled to receive, in addition to the payment made in respect of the avoir fiscal at 15%, a payment equal to 70% of the précompte that we actually pay in cash in respect of a dividend paid, less a 15% withholding tax. The additional payment is considered an increase to the avoir fiscal, and will also not be made available until after the close of the calendar year in which the dividend is paid.

     Thus, for example, if we pay a dividend of 100 to an individual U.S. holder, the holder initially will receive 85, but will be entitled to an additional payment of 42.50, consisting of the avoir fiscal of 50 less a 15% withholding tax. If we pay a dividend of 100 to a U.S. holder that is a corporation, such U.S. holder initially will receive 85, but will generally be entitled to an additional payment of 12.75, consisting of the avoir fiscal of 15 less a 15% withholding tax; in the event that the dividend distribution triggers payment by us of the précompte, such U.S. holder generally may also obtain from the French tax authorities an additional payment equal to 70% of the précompte that we actually pay in cash, less a 15% withholding tax.

     If you are not entitled to a refund of the avoir fiscal, you generally may obtain from the French tax authorities a refund of the entire précompte we actually pay in cash in respect of a dividend, less a 15% French withholding tax. Pension funds and certain other tax-exempt U.S. holders are also entitled to certain refunds in respect of the précompte we actually pay in cash. Such holders should consult their own tax advisers in respect of précompte refunds.

     The gross amount of dividend, avoir fiscal and précompte payments that you receive (prior to deduction of French withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. French withholding tax at the 15% Treaty rate will be treated as a foreign income tax that, subject to generally applicable limitations under U.S. law, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial. You should consult your own tax advisers concerning the implications of these rules in the light of your particular circumstances.

     Dividends paid in euro will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date you receive the dividend (or the date the depositary receives the dividend, in the case of the ADSs), regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

     Procedures for Claiming Treaty Benefits
     In order to claim Treaty benefits, you must complete and deliver to the French tax authorities either:

•	the simplified certificate described below; or

•	an application for refund on French Treasury Form RF 1A EU-No. 5052.

     A simplified certificate must state that:

•	you are a U.S. resident within the meaning of the Treaty;

•	you do not maintain a permanent establishment or fixed base in France with which the holding giving rise to the dividend is effectively connected;

•	you own all the rights attached to the full ownership of the shares (including dividend rights); and

•	you meet all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the refund of the avoir fiscal.

     If a holder that is not an individual submits an application for refund on Form RF 1A EU-No. 5052, the application must be accompanied by an affidavit attesting that the holder is the owner of all the rights attached to the full ownership of the shares (including dividend rights) or, if the holder is not the owner of all such rights, providing certain information concerning other owners.

     Copies of the simplified certificate and the application for refund are available from the U.S. Internal Revenue Service.

     If the certificate or application is not filed prior to a dividend payment, then holders may claim withholding tax and avoir fiscal refunds by filing an application for refund at the latest by December 31 of the second year following the year in which the withholding tax is paid.

     The avoir fiscal or partial avoir fiscal and any French withholding tax refund will not be paid before January  15 following the end of the calendar year in which the dividend is paid.

     If you are not entitled to a refund of the avoir fiscal but are entitled to a full refund of the précompte, or if you are a U.S. pension fund or other tax-exempt U.S. holder that is entitled to a partial refund of the précompte,you must apply for such a refund by filing French Treasury Form RF 1B EU-No. 5053 before the end of the year following the year in which the dividend was paid. This form, together with instructions, is available from the U.S. Internal Revenue Service or at the Centre des Impôts des Non-Résidents (9, rue d’Uzès, 75094 Paris Cedex 2).

     Capital Gains
     Under the Treaty, you will not be subject to French tax on any gain derived from the sale or exchange of shares or ADSs, unless the gain is effectively connected with a permanent establishment or fixed base maintained by you in France.

     For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of the shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at a maximum rate of 20%. Your ability to offset capital losses against ordinary income is limited.

     French Estate and Gift Tax
     Under the estate and gift tax convention between the United States and France, a transfer of shares or ADSs by gift or by reason of the death of a U.S. holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, so long as the donor or decedent was not domiciled in France at the time of the transfer, and the shares or ADSs were not used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

U.S. Information Reporting and Backup Withholding Rules
     Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

F. Dividends and Paying Agents
     See Item 10 “Additional Information—Memorandum and Articles of Association—Dividends,” “—Taxation—French Taxation—Taxation of Dividends on Shares” and “—Taxation of U.S. Investors—Dividends” for a description of dividend restrictions, the date on which the entitlement to dividends arises and procedures for nonresident holders to claim dividends. For a description of our ADSs and the Depositary Agreement, see Item 12 “Description of Securities other than Equity Securities—Description of American Depositary Shares.”

     Our paying agent with respect to dividends is BNP Paribas Securities Services in France and The Bank of New York in the United  States.

G. Statement by Experts
     Not applicable.

H. Documents on Display
     Upon effectiveness of this registration statement, we will become subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, will be required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this registration statement and the exhibits thereto, may be inspected and copied at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are not required to make filings with the Commission by electronic means, although we may do so. Any filings we make electronically will be available to the public over the Internet at the Commission’s web site at http:  //  www.sec.gov.

I. Subsidiary Information
     Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk
     As a result of our international operating and financing activities, we are subject to various market risks relating primarily to fluctuations in foreign currency exchange rates and interest rates. Accordingly, in order to reduce our exposure to these fluctuations and help guarantee operating margins resulting from its business, we apply a hedging policy based on the use of diversified, liquid financial instruments. We centralize all such transactions, except when, for legal or practical reasons, it is more convenient for affiliates to enter directly into these transactions.

     The tables below are based on certain assumptions and expectations that, by their nature, may prove to be different, particularly due to changes in foreign exchange rates and interest rates, and changes in our exposure to these risks.

Foreign Currency Risk
     We are exposed to foreign exchange risk for transactions that are realized in currencies other than our functional currency. Such transactions include budgeted purchases, sales, or co-marketing expenses as well as royalties denominated in foreign currencies.

     Our policy with respect to foreign currency risk is to periodically calculate our foreign currency exposure based on budgeted and forecasted operating transactions. As part of our policy of seeking to reduce our exposure to currency fluctuations, we enter into a variety of foreign exchange hedging transactions. We hedge both our own budget forecasts and our affiliates’ budget forecasts using contractual guarantees. We utilize foreign exchange forwards, put and call options, or combined optional derivatives such as collars.

     The following tables provide an indication of the estimated future cash flows from the existing currency hedging instruments at December 31, 2001, shown by maturity date, and calculated based on the applicable forward rate. See Note F.4.10 to our consolidated financial statements included under Item 18 for the carrying amount and fair value information of these instruments at December 31, 2001 and 2000.

Anticipated transactions	2002	2003	After 2003

	(in millions of €)
Forward purchases of:
U.S. dollar	(118)	—	—
Swiss franc	(88)	—	—
Norwegian krona	(30)	—	—
British pound	(8)	—	—
Japanese yen	(6)	—	—
Swedish krona	(4)	—	—

Forward sales of:
U.S. dollar	812	—	—
Japanese yen	87	—	—
British pound	45	—	—
Canadian dollar	29	—	—
Czech koruna	14	—	—
Swiss franc	8	—	—
Singapore dollar	6	—	—
Swedish krona	5	—	—
Australian dollar	5	—	—
Norwegian krona	4	—	—
Other currencies	1	—	—

Anticipated transactions	2002	2003	After 2003

	(in millions of €)
Foreign currency Option Purchases(*)
Call purchases of:
Norwegian krona	(9)	—	—
Swiss franc	(2)	—	—
U.S. dollar	(12)	—	—

Put purchases of:
U.S. dollar	238	—	—
Japanese yen	70	—	—
Swiss franc	7	—	—

Foreign currency Option Sales(*)
Call sales of:
U.S. dollar	(23)	—	—
Australian dollar	(2)	—	—
Czech koruna	(2)	—	—

(*)          Based on “in the money” options

Interest Rate Risk

     We hedge interest rate risk arising from our investment portfolio as we are exposed to movements in short-term rates. We have entered into an interest rate swap of €45.7 million that matures June 18, 2003. The fair value of the swap at December 31, 2001 totaled approximately €400,000.

     Expected cash flows from the existing interest rate instruments at December 31, 2001 are shown below by maturity dates using the expected interest rate throughout the term presented.

	2002	2003	After 2003

	(in millions of €)
Interest rate swap
Euro – variable rates
– Receivable (Euribor €6 million; 3.256%)	2	1	—
– Payable (Euribor €3 million; 3.294%)	(2)	(1)	—

Item 12. Description of Securities other than Equity Securities

A. Debt Securities
     Not applicable.

B. Warrants and Rights
     Not applicable.

C. Other Securities
     Not applicable.

D. American Depositary Shares

American Depositary Receipts
     The Bank of New York, as depositary, will execute and deliver ADRs. ADRs are American Depositary Receipts. Each ADR is a certificate evidencing a specific number of ADSs. Each ADS will represent one-half of one share (or the right to receive one-half of one share) deposited with the Paris, France office of BNP Paribas, as custodian.

     Each ADS will also represent any other securities, cash or other property that may be held by the depositary under the deposit agreement. The Bank of New York’s Corporate Trust Office is located at 101 Barclay Street, New York, New York 10286. The principal executive office of the depositary is located at One Wall Street, New York, New York 10286.

     You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

     As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. French law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among Sanofi-Synthélabo, the depositary, you, as an ADR holder, and the beneficial owners of ADRs sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

     The following is a summary of the deposit agreement. For more complete information, you should read the entire deposit agreement and the ADR itself. Directions on how to obtain copies of these from the Securities and Exchange Commission are provided in the section entitled “Additional Information.” You may also inspect a copy of the deposit agreement at the depositary’s Corporate Trust Office.

Share Dividends and Other Distributions
     How Will You Receive Dividends and Other Distributions on the Shares?

     The depositary has agreed to pay to you the cash dividends or other distributions that it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ADSs you hold.

     Cash. The depositary will convert any cash dividend or other cash distribution paid on the shares into U.S.  dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from the French government is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the dividends only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert into U.S. dollars for the account of the ADR holders who have not been paid. It will not invest the funds it holds and it will not be liable for any interest.

     Before making a distribution, any withholding taxes that must be paid under French law will be deducted. The  section entitled “Taxation—Taxation of Shareholders—France” explains the relevant French tax rules.

The  depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the euro, you may lose some or all of the value of the distribution.

     Shares. The depositary may, and at our request will, distribute new ADRs representing any shares we distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The depositary will only distribute whole ADRs. It will sell shares that would require it to deliver a fractional ADR and distribute the net proceeds in the same way as it distributes cash. If the depositary does not distribute additional ADRs, the outstanding ADRs will also represent the new shares.

     Rights to Receive Additional Shares. If we offer holders of our shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. The depositary must first consult with us and we must furnish it with satisfactory evidence that is legal to do so. If we do not furnish this evidence and/or give these instructions, and the depositary decides it is practical to sell the rights, the depositary will sell the rights and distribute the proceeds, in the same way as it distributes cash. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

     If the depositary makes rights available to you, upon instruction from you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADRs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

     U.S. securities laws may restrict the sale, deposit, cancellation and transfer of ADRs issued upon exercise of rights. For example, you may not be able to trade the ADRs freely in the United States. In this case, the depositary may deliver ADRs under a separate restricted deposit agreement that will contain the same provisions as the deposit agreement, except for changes needed to put the restrictions in place.

     Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it distributes cash or it may choose any method to distribute the property it deems equitable and practicable.

     The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. Other than our obligation to register the ADSs, we also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distribution we make on our shares or any value for them if it is illegal or impractical for the depositary to make them available to you.

Deposit, Withdrawal and Cancellation
     How Does the Depositary Deliver ADRs?
     The depositary will deliver ADRs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its Corporate Trust Office to the persons you request.

     How Do ADR Holders Cancel an ADR and Obtain Shares?
     You may turn in your ADRs at the depositary’s Corporate Trust Office. Upon payment of its fees and expenses and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver (1) the underlying shares to an account designated by you and (2) any other deposited securities underlying the ADR at the office of a custodian or, at your request, risk and expense, the depositary will deliver the deposited securities at its Corporate Trust Office.

Voting rights
     How Do You Vote?
     You may instruct the depositary to vote the shares underlying your ADRs, but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares from the ADR program and vote as an ordinary shareholder. However, you may not know about the meeting sufficiently in advance to withdraw the shares.

     If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADRs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to French law and the provisions of our statuts, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

     We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

     Similar to our shares, ADSs evidenced by ADRs registered in the name of the same owner for at least two (2) years will be eligible for double voting rights if certain procedures are followed, as set out in the Deposit Agreement. For additional information regarding double voting rights, see Item 10 “Additional Information”—Memorandum and Articles of Association.”

     The deposit agreement allows the depositary and Sanofi-Synthélabo to change the voting procedures or require additional voting procedures in addition to the ones described above if necessary or appropriate to comply with French or United States law or our statuts. For example, you might be required to arrange to have your ADSs deposited in a blocked account for a specified period of time prior to a shareholders’ meeting in order to be allowed to give voting instructions.

Fees and Expenses

ADR holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion thereof)	Each issuance of an ADS, including as a result of a distribution of shares or rights or other property

Each cancellation of an ADS, including if the agreement terminates

$.02 (or less) per ADS	Any cash payment

Registration or Transfer Fees	Transfer and registration of shares on the share register of the foreign registrar from your name to the name of the depositary or its agent when you deposit or withdraw shares

Expenses of The Bank of New York	Conversion of foreign currency to U.S. dollars

Cable, telex and facsimile transmission expenses

Servicing of shares or deposited securities

Taxes and other governmental charges the depositary or the Custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Payment of Taxes
     You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADSs. The depositary may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADSs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Changes affecting Deposited Securities

If We
•	Change the nominal or par value of our shares.	•	Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action.
•	Reclassify, split up or consolidate any of the deposited securities
•	Distribute securities on the deposited shares that are not distributed to you.

Then either:
The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it receives. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Disclosure of Interests
     The obligation of a holder or other person with an interest in our shares to disclose information under French law and under our statuts also applies to you and any other persons with an interest in the ADRs other than the depositary. The consequences for failure to comply with these provisions will be the same for you and any other persons with an interest as for a holder of our ordinary shares. For additional information regarding these obligations, see Item 10 “Additional Information—Memorandum and Articles of Association—Share Capital.”

Amendment and Termination
     How May the Deposit Agreement be Amended?
     We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices a substantial right of ADR holders, it will only become effective 30 days after the depositary notifies you of the amendment. At the time an amendment becomes effective, you will be considered, by continuing to hold your ADR, to have agreed to the amendment and to be bound by the ADRs and the deposit agreement as amended.

     How May the Deposit Agreement be Terminated?
     The depositary will terminate the agreement if we ask it to do so. The depositary may also terminate the agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In both cases, the depositary must notify you at least 30 days before termination.

     After termination, the depositary and its agents will be required to do only the following under the deposit agreement: (1) collect distributions on the deposited securities and (2) deliver shares and other deposited securities upon cancellation of ADRs. One year or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that the depositary will hold the money it received on the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The depositary’s only obligations will be to account for the proceeds of the sale and other cash and with respect to indemnification. After termination, our only obligation will be with respect to indemnification and to pay certain amounts to the depositary.

Limitations on Obligations and Liability to ADR Holders
     Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs
     The deposit agreement expressly limits our obligations and the obligations of the depositary and it limits our liability and the liability of the depositary. We and the depositary:

•	are obligated only to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either is prevented or delayed by law or circumstances beyond its control from performing its obligations under the deposit agreement;

•	are not liable if either exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents it believes in good faith to be genuine and to have been signed or presented by the proper party.

     In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions
     Before the depositary will deliver or register transfer of an ADR, make a distribution on an ADR, or process a withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

     The depositary may refuse to deliver ADRs, register transfers of ADRs or permit withdrawals of shares when the transfer books of the depositary or our transfer books are closed, or at any time if the depositary or we think it advisable to do so.

     Your Right to Receive the Shares Underlying Your ADRs
     You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•	when temporary delays arise when we or the depositary have closed our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

     This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs
     Unless we tell the depositary not to, the deposit agreement permits the depositary to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADRs. The depositary may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The  depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre-release must be fully collateralized with cash, U.S. government securities or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies.
     Not applicable.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.
     Not applicable.

Item 15.   [Reserved]

Item 16.   [Reserved]

PART III

Item 17.
     See Item 18.

Item 18.    Financial Statements
     See pages F-1 through F-105, incorporated herein by reference.

Item 19.    Exhibits
     Documents filed as exhibits to this registration statement:

1.1	Bylaws (statuts) of Sanofi-Synthélabo (English translation)

2.1	Form of Deposit Agreement between Sanofi-Synthélabo and The Bank of New York, as depositary

2.2	Shareholders Agreement among Elf Aquitaine, Valorisation et Gestion Financière and L’Oréal dated April 9, 1999 (English translation)

8.1	For a list of our significant subsidiaries, see Item 4 “Information on the Company—Organizational Structure”

10.1	Consent of Ernst & Young Audit

10.2	Consent of Ernst & Young Audit

10.3	Consent of Befec Price Waterhouse, a member of PricewaterhouseCoopers

10.4	Consent of Befec Price Waterhouse, a member of PricewaterhouseCoopers

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Sanofi~Synthélabo:

     We have audited the accompanying consolidated balance sheets of Sanofi-Synthelabo and its subsidiaries (together, the “Group”) as of December 31, 2001, 2000 and 1999 and the related consolidated statements of income and of cash flows for each of the two years in the period ended December 31, 2001 and the six-month period ended December 31, 1999 and the statements of changes in shareholders’ equity for each of the two years in the period ended December 31, 2001, all expressed in millions of euro. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2001, 2000 and 1999, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2001 and the six-month period ended December 31, 1999, in conformity with accounting principles generally accepted in France.

     Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income expressed in millions of euro for each of the two years in the period ended December 31, 2001 and the determination of consolidated shareholders’ equity at December 31, 2001 and 2000 to the extent summarized in note F to the consolidated financial statements.

Paris, France
February 19, 2002

Befec – Price Waterhouse	Ernst & Young Audit
Member of PricewaterhouseCoopers

/s/ Jacques Denizeau	/s/ Jean-Christophe Georghiou	/s/ Dominique Thouvenin	/s/ Valérie Quint
Jacques Denizeau	Jean-Christophe Georghiou	Dominique Thouvenin	Valérie Quint

SANOFI~SYNTHELABO

CONSOLIDATED BALANCE SHEETS

		December 31,

	Note	2001	2000	1999

		(in millions of euro)
ASSETS
Intangible assets, net	D.2
Goodwill		141	82	3
Other intangible assets		668	319	258

Total		809	401	261

Property, plant and equipment	D.3
Gross		1,630	1,417	1,234
Accumulated depreciation		(401)	(200)	(91)

Net		1,229	1,217	1,143

Long-term investments
Investments in/advances to equity investees	D.4	100	86	233
Investments in/advances to non-consolidated companies	D.5	110	274	68
Other long-term investments		48	67	70

Total fixed assets		2,296	2,045	1,775

Deferred income taxes	D.11	471	397	406
Inventories	D.7	805	737	764
Accounts receivable	D.8	1,566	1,234	1,099
Other current assets	D.9	540	553	424
Short-term investments and deposits	D.10	4,166	2,672	2,154
Cash		123	207	202

TOTAL ASSETS		9,967	7,845	6,824

The accompanying notes are an integral part of these financial statements.

SANOFI~SYNTHELABO

CONSOLIDATED BALANCE SHEETS

		December 31,

	Note	2001	2000	1999

		(in millions of euro, except share amounts)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity	D.12
Share capital		1,464	1,463	1,462
(December 31, 2001: 732,005,084 shares;
December 31, 2000: 731,441,746 shares;
December 31, 1999: 731,143,218 shares)
Additional paid in capital and reserves		2,736	1,886	1,789
Net income for the period		1,585	985	342
Cumulative translation adjustment		(17)	(30)	(15)

Total shareholders’ equity		5,768	4,304	3,578

Minority interests		21	28	33
Long-term debt	D.13	119	121	137
Other long-term liabilities	D.14	1,053	1,130	846
Deferred income taxes	D.11	10	4	13
Accounts payable		717	667	642
Other current liabilities	D.15	1,994	1,300	1,251
Short-term debt	D.16	285	291	324

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		9,967	7,845	6,824

The accompanying notes are an integral part of these financial statements.

SANOFI~SYNTHELABO

CONSOLIDATED STATEMENTS OF INCOME

		Year Ended December 31,
				Six Months Ended
	Note	2001	2000	December 31, 1999

		(in millions of euro, except per-share amounts)
Net sales	D.24	6,488	5,963	2,658
Cost of goods sold		(1,253)	(1,442)	(769)

Gross profit		5,235	4,521	1,889

Research and development expenses		(1,031)	(945)	(455)
Selling and general expenses		(2,306)	(2,016)	(883)
Other operating income/(expense), net		208	17	(20)

Operating profit	D.24	2,106	1,577	531

Intangibles – amortization and impairment		(68)	(35)	(24)
Financial income/(expense), net		102	18	(3)

Income before tax and exceptional items		2,140	1,560	504

Exceptional items	D.20	281	46	2
Income taxes	D.21	(842)	(611)	(162)

Net income before income from equity investees, goodwill amortization and minority interests		1,579	995	344

Income from equity investees, net	D.4	14	8	—
Goodwill amortization		(7)	(4)	—

Net income before minority interests		1,586	999	344
Minority interests		(1)	(14)	(2)

Net income		1,585	985	342

Weighted average shares outstanding		731,711,225	731,232,525	731,011,354
Earnings per share (basic and diluted)		2.17	1.35	0.47

Net income		1,585	985	342
Exceptional items and goodwill amortization, net of income taxes and minority interests		(209)	(24)	(2)

Income before exceptional items and goodwill amortization, net of income taxes and minority interests		1,376	961	340

Earnings per share before exceptional items and goodwill amortization (basic and diluted)		1.88	1.31	0.47

The accompanying notes are an integral part of these financial statements.

SANOFI~SYNTHELABO

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,		Six Months Ended December 31, 1999

	Note	2001	2000

		(in millions of euro)
Net income		1,585	985	342
Minority interests		1	14	2
Share in undistributed earnings of equity investees		(14)	(8)	—
Depreciation and amortization		301	241	125
Gains on sales of fixed assets, net of income taxes		(216)	(28)	(2)
Provisions, long-term deferred taxes and other		75	91	(1)

Operating cash flow before changes in working capital		1,732	1,295	466

– (Increase)/decrease in inventories		(105)	31	(32)
– (Increase)/decrease in accounts receivable		(235)	(125)	1
– Increase in accounts payable		70	10	44
– Change in other operating assets and liabilities (net)		356	(12)	30

Net cash provided by operating activities (A)		1,818	1,199	509

Acquisitions of tangible and intangible fixed assets	D.6	(565)	(372)	(224)
Acquisitions of investments and goodwill		(54)	(93)	(3)
Total investments		(619)	(465)	(227)
Proceeds from disposal of fixed assets, net of taxes		492	81	1,356
Net change in loans, long-term advances and other investing cash flows		14	(5)	(16)

Net cash (used in) provided by investing activities (B)		(113)	(389)	1,113

Issuance of Sanofi~Synthélabo shares	D.12	7	3	2
Dividends paid:
– to Sanofi~Synthélabo shareholders		(317)	(231)	—
– to minority shareholders of subsidiaries		(6)	(10)	(6)
Additional long-term borrowings		9	—	14
Repayments of long-term borrowings		(12)	(29)	(19)
Net change in short-term borrowings		(1)	(21)	(59)
Acquisitions of treasury shares	D.10	(163)	(183)	39

Net cash used in financing activities (C)		(483)	(471)	(29)

Impact of exchange rates on cash and cash equivalents (D)		3	1	13

Net change in cash and cash equivalents (A) + (B) + (C) + (D)		1,225	340	1,606

Cash and cash equivalents, beginning of period	B.8	2,580	2,240	634

Cash and cash equivalents, end of period		3,805	2,580	2,240

The accompanying notes are an integral part of these financial statements.

SANOFI~SYNTHELABO

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Shares	Share Capital	Additional Paid in Capital and Reserves	Cumulative Translation Adjustment	Total
	(in millions of euro, except share amounts)
Balance, June 30, 1999	730,910,760	1,462	1,748	—	3,210

Issuance of shares on exercise of stock options	232,458	—	2	—	2
Net income for the six months ended December 31, 1999	—	—	342	—	342
Adjustments related to the merger (note D.12.2)	—	—	39	—	39
Movement in cumulative translation adjustment	—	—	—	(15)	(15)

Balance, December 31, 1999	731,143,218	1,462	2,131	(15)	3,578

Dividends paid out of 1999 earnings	—	—	(231)	—	(231)
Issuance of shares on exercise of stock options	298,528	1	2	—	3
Net income	—	—	985	—	985
Adjustments related to the merger (note D.12.2)	—	—	(16)	—	(16)
Movement in cumulative translation adjustment	—	—	—	(15)	(15)

Balance, December 31, 2000	731,441,746	1,463	2,871	(30)	4,304

Dividends paid out of 2000 earnings	—	—	(317)	—	(317)
Issuance of shares on exercise of stock options	563,338	1	6	—	7
Net income	—	—	1,585	—	1,585
Adjustments related to the merger (note D.12.2)	—	—	176	—	176
Movement in cumulative translation adjustment	—	—	—	13	13

Balance, December 31, 2001	732,005,084	1,464	4,321	(17)	5,768

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

A.   BASIS OF PRESENTATION

     The consolidated financial statements of Sanofi~Synthélabo and its subsidiaries (the “Group”) have been prepared in accordance with generally accepted accounting principles (“GAAP”) in France, including the consolidation accounting principles established by Rule 99-02 of the “Comité de la Réglementation Comptable” which was issued on April 29, 1999.

     The new regulation (Rule 99-02) did not have a significant effect on the consolidated financial statements. Pursuant to the option offered by the regulation, acquisitions of companies which occurred prior to January 1, 2000 were not restated.

     Accounting for the 1999 merger

     In 1999, Sanofi and Synthélabo merged by absorption into Sanofi~Synthélabo, a separate legal entity. The effective date of the merger for accounting purposes was July 1, 1999.

     The excess of the acquisition cost of the shares (including transaction-related expenses) over the book value of net assets acquired, calculated using the Group’s accounting policies, was accounted for as follows:

•	In consolidation, revaluations were recorded in the individual accounts of the companies to adjust the book value of their separately identified assets and liabilities to their value to the Group based on a valuation carried out as of June 30, 1999, which took into account restructuring costs and was subsequently adjusted as of December 31, 1999 and finalized as of December 31, 2000.

•	The remaining excess of cost over the adjusted book value of net assets acquired was deducted from consolidated shareholders’ equity, in accordance with Bulletin 210 issued by the Commission des Opérations de Bourse (“COB”). Pursuant to Rule 99-02, this accounting treatment has not been adjusted for the new rules that became effective as of January 1, 2000.

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

B.1.   Basis of consolidation

     The consolidated financial statements include the accounts of Sanofi~Synthélabo and subsidiaries which it controls.

     Companies in which Sanofi~Synthélabo and outside shareholders have agreed to exercise joint control over significant financial and operational policies are accounted for using the proportionate consolidation method. Companies over which Sanofi~Synthélabo exercises significant influence are accounted for under the equity method.

     A list of the Group’s subsidiaries, jointly-controlled entities and equity investees is presented in section E of the notes to the consolidated financial statements.

     All material intercompany balances and transactions have been eliminated in the consolidated financial statements.

B.2.   Foreign currency translation

     Each non-French subsidiary measures its results in the currency that is most representative of its economic environment (the functional currency).

a)	Accounting for transactions in foreign currencies

Fixed assets and inventories acquired in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of the acquisition.

All amounts receivable or payable in foreign currencies are translated using the exchange rate prevailing at the balance sheet date or the hedged rate, when applicable. The resulting gains and losses are recorded in the statements of income. However, foreign exchange gains and losses arising from the translation of capitalizable advances made to subsidiaries are reflected directly in the “Cumulative translation adjustment” line in shareholders’ equity.

b)	Foreign currency translation of the financial statements of non-French subsidiaries

All assets and liabilities are translated into euro using the exchange rate of the subsidiary’s functional currency prevailing at the balance sheet date. The statements of income are translated using a weighted-average exchange rate for the period. The resulting translation difference is included in a separate component of shareholders’ equity and is recognized in the statement of income when the subsidiary is sold. By exception to this general rule, when a subsidiary operates in a hyper-inflationary environment with inflation exceeding 100% over a three-year period, fixed assets and inventories are translated using the historical exchange rate. Related statement of income items, such as the annual depreciation charge, are translated using the same exchange rate and the resulting translation adjustment is recorded in the statement of income under “Financial income/(expense), net.”

B.3. Goodwill

     When the Group acquires control of a company, the separately identifiable assets and liabilities of the acquired company are included in the consolidated balance sheet at their fair value to the Group at the date of acquisition.

     The excess of the purchase price, including transaction-related expenses, over the fair value of the Group’s share of the identifiable assets and liabilities of the business acquired is recorded as goodwill.

     Goodwill is amortized over periods which do not exceed 40 years. Individual amortization periods are determined after considering the nature of the acquired business and the geographical location in which the acquired company operates. Goodwill is subject to an impairment review when events or circumstances indicate that an impairment might exist. Such events or circumstances include significant, other-than-temporary, adverse changes in the assumptions or expectations considered at the time of the acquisition.

B.4. Other intangible assets

     Patents are amortized over the shorter of the period of legal protection or their estimated useful life.

     Licenses are amortized over the shorter of the duration of the agreement or their estimated useful life.

     Trademarks, leasehold rights and other intangible assets are recorded at their acquisition cost and are amortized on a straight-line basis over their estimated useful lives, net of any provision for impairment, if deemed necessary. Provisions for impairment are measured on the basis of the same objective criteria that were used for the initial valuation.

     Rights to pharmaceutical products that are acquired from third parties prior to receipt of regulatory approval to market the products are expensed immediately as research and development expenses. In certain circumstances where fair value can be demonstrated, payments for patents or other intellectual property rights are capitalized and amortized on a straight-line basis over their estimated useful lives, net of any provision for impairment, if deemed necessary.

B.5. Property, plant and equipment

     Property, plant and equipment are recorded at acquisition cost to the Group or estimated value on the date of first consolidation and are depreciated on a straight-line basis over their estimated useful lives.

     Interest incurred during the construction period relating to the financing of tangible fixed assets that are constructed or otherwise produced for the Group’s own use is capitalized.

     Leased assets are recorded as a fixed asset with a related liability when the terms of the lease effectively transfer the risks and rewards of ownership of the asset to the Group.

     Property, plant and equipment are depreciated over the following estimated useful lives:

Buildings	20 years
Plant and equipment	8 to 10 years
Other tangible fixed assets	5 to 10 years

B.6. Investments in/advances to non-consolidated companies

     Investments in/advances to non-consolidated companies are recorded at acquisition cost. An allowance is recorded when the value in use to the Group, considering various factors including the share held in the company’s net assets, its future earnings prospects, its position in the market, and, if listed, the current market price, is less than acquisition cost.

B.7. Inventories

     Inventories are valued at the lower of cost or net realizable value. Cost is calculated using the weighted average cost method or the first-in, first-out method. Returned goods are recorded at the standard cost of the accounting period in which the return occurs. Expected returns are provided for at the end of the accounting period based on the Group’s past experience.

B.8. Short-term investments

     Short-term investments are valued at the lower of cost or market value. They include treasury shares held (i)  for issuance pursuant to the Group’s stock option plans or (ii) to stabilize the Group’s stock price. Treasury shares held in connection with stock option plans are allocated to these plans over the term of the plan, and are valued at the lower of acquisition cost or exercise price of the related option. Provisions recorded to reduce the carrying amount of treasury shares to the expected proceeds to be received on exercise of the options are charged to the statement of income.

     Cash and cash equivalents in the statement of cash flows comprise all liquid assets, including petty cash, bank accounts, short-term deposits with an original maturity of three months or less and short-term investment securities other than treasury shares.

B.9. Revenue recognition

     The Group derives the majority of its revenues from the sale of pharmaceutical products. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered and the price is fixed or determinable. Revenue from product sales is recognized upon shipment, which is when ownership and risk of loss transfers to the customer. Licensing income is reflected in gross profit over the period earned. Sales of product rights are recorded as exceptional income upon disposition of the rights, when no further obligation exists and there is no continuing involvement by the Group. Non-refundable up-front payments received related to research and development and/or marketing arrangements are recognized immediately in the statement of income.

     Provisions for discounts, rebates to customers and customer returns are recorded at the time the related sales are recognized, and are classified as adjustments to net sales.

B.10. Cost of goods sold

     Cost of goods sold consists primarily of the industrial cost of goods sold, licensing income and charges, distribution costs, and specific government levies related to the pharmaceuticals sector paid in certain countries.

B.11. Research and development

     Research and development costs are expensed as incurred.

B.12. Other operating income/(expense), net

     Other operating income/(expense), net relates primarily to profit sharing arrangements with partners under joint venture and alliance agreements for the commercialization of products. The effects of these profit sharing arrangements are reflected in operating profit (note C).

B.13. Intangibles – amortization and impairment

     Intangibles – amortization and impairment includes all amortization and impairments relating to intangible assets other than software and goodwill. The amortization of software is reflected in operating profit.

B.14. Financial income/(expense), net

     Financial income/(expense), net comprises interest received and paid and foreign exchange gains and losses. It does not include commercial discounts, which are recorded as a reduction of net sales.

B.15. Exceptional items

     Exceptional items consist of gains and losses on disposals of fixed assets, intangible assets and long-term investments, costs associated with strategic restructuring programs, and costs or provisions relating to significant litigation.

B.16. Income taxes

     Income taxes include the current and deferred taxation of the consolidated companies.

     Withholding taxes on royalties paid to related parties and third parties are recorded as current taxes.

     The Group also provides for taxes payable on distributions of reserves of its subsidiaries, when these taxes are not recoverable, except when distribution of subsidiary reserves is not probable.

     The Group accounts for deferred taxes using the liability method whereby deferred taxes are recognized on:

•	temporary differences between the tax and carrying amounts of assets and liabilities; and
•	tax loss carryforwards.

     Deferred tax assets and liabilities are calculated using enacted tax rates applicable for the years during which the temporary differences are expected to reverse. An allowance is recorded when it is more likely than not that the realization of the deferred tax assets will not occur.

     In accordance with Rule 99-02, deferred taxes are presented using a net position for each fiscal entity, aggregated as an asset or a liability in the consolidated balance sheet.

B.17. Employee benefits

     Sanofi~Synthélabo’s pension and retirement benefit commitments are recognized as liabilities on the basis of an actuarial estimate of the obligation to employees and retirees as of the balance sheet date.

     This estimate is prepared annually, and takes into account assumptions regarding life expectancy, staff turnover, salary inflation, and discounting of the amounts payable.

     Other post-employment benefits (healthcare and life insurance) granted by Group companies to their employees are also recognized as liabilities on the basis of an actuarial estimate of the obligation to employees as of the balance sheet date.

     Actuarial gains and losses which are less than 10% of the higher of the future obligation or the market value of invested funds are not recognized.

B.18.   Financial instruments

     The Group applies a hedging policy based on the use of diversified, liquid financial instruments to reduce its exposure to risks arising from fluctuations in exchange rates and interest rates and to protect operating margins. Derivative financial instruments are entered into only with counterparties having a high credit rating. The Group does not require collateral with respect to these transactions.

     Derivative instruments used to meet the Group’s hedging objectives may include forward foreign currency exchange contracts, forward foreign currency options and interest rate swap contracts.

 These instruments relate to assets and liabilities existing at the balance sheet date and, in some cases, to commitments related to future transactions as determined from its annual forecast process.

 Gains and losses arising on hedging transactions are calculated and recognized symmetrically with the recognition of gains and losses on the hedged item. Gains and losses arising from the mark-to-market of instruments not qualifying as hedges are recognized in the statement of income.

B.19. Earnings per share

     Basic earnings per share and basic earnings per share before exceptional items and goodwill amortization are calculated using the weighted average number of common shares outstanding during the accounting period. In the event of a stock split or bonus issue of shares, earnings per share and earnings per share before exceptional items and goodwill amortization for prior periods are adjusted accordingly.

     Diluted earnings per share and diluted earnings per share before exceptional items and goodwill amortization are calculated assuming (i) the exercise of all outstanding options and warrants and (ii) the conversion of any financial instruments, including the theoretical impact on the Group’s net results of these transactions.

C. ALLIANCES

C.1. Alliance agreements with Bristol-Myers Squibb (“BMS”)

     Two of the Group’s leading products were jointly developed with BMS: the anti-hypertensive agent irbesartan (Aprovel®/Avapro®/Karvea®) and the atherothrombosis treatment clopidogrel (Plavix®/Iscover®).

     Under the terms of the agreements between Sanofi~Synthélabo and BMS, Sanofi~Synthélabo is paid a royalty as inventor of the two products. This royalty is reflected in gross profit.

     As co-developers of the products, Sanofi~Synthélabo and BMS each receive equal development royalties from their two licensees, which have been responsible, since 1997, for the commercialization of the products using their local distribution network, composed of the affiliates of both groups. These licensees operate in two separate territories – (i) Europe, Africa and Asia, under the operational management of Sanofi~Synthélabo and (ii) the rest of the world (excluding Japan), under the operational management of BMS. In Japan, Sanofi~Synthélabo granted a license to BMS and Shionogi, a Japanese pharmaceutical company, for irbesartan and co-develops clopidogrel with Daiichi Pharmaceuticals Co. Ltd., a Japanese pharmaceutical company.

     The products are marketed in different countries in different ways.

     Co-promotion consists of a pooling of sales resources under a single brand name. Co-promotion is preferably achieved through contracts or through appropriate legal tax-transparent entities. Each partner records directly its share of net results.

     Co-marketing consists of separate marketing of the products by each local affiliate using its own name and resources under different brand names for the product.

     In certain countries of Eastern Europe, Africa, Asia, Latin America and the Middle East, the products are marketed on an exclusive basis, either by Sanofi~Synthélabo or by BMS.

     In the territory majority-owned by and under the operational management of Sanofi~Synthélabo, operations are recognized as follows:

(i)	Co-promotion is used in most of the countries of Western Europe and Asia (excluding Japan) for both products, and in Portugal for irbesartan (Aprovel®/Avapro®/Karvea®). These entities are partnerships (“sociétés en participation”) or other tax-transparent entities, which are majority-owned by and under the operational management of the Group. Sanofi~Synthélabo recognizes the revenue associated with the sale of the drugs, as well as the corresponding expenses. BMS’ share of the net results is recorded in “Other operating income/(expense), net.”

(ii)	Co-marketing is used in Germany, Italy, Spain and Greece for both products, and in Portugal for clopidogrel (Plavix®/Iscover®). Sanofi~Synthélabo recognizes revenues and expenses generated by its own operations.
(iii)	In Eastern European countries, Africa, Asia and Middle East, where products are marketed exclusively by Sanofi~Synthélabo, revenues and expenses generated by its own operations are recognized by the Group.

     In the territory majority-owned by and under the operational management of BMS, operations are recognized as follows:

(i)	Co-promotion is used in the United States and Canada through entities which are majority-owned by and under the operational leadership of BMS. Sanofi~Synthélabo does not recognize revenues; rather, it invoices the entity for its promotion expenses, accounts for royalties in gross profit and records its share of the net results in “Other operating income/(expense), net.”
(ii)	Co-marketing is used in Brazil, Mexico, Argentina, Colombia and Australia. Sanofi~Synthélabo recognizes revenues and expenses generated by its own operations.
(iii)	In certain other countries of Latin America, where products are marketed exclusively by Sanofi~Synthélabo, revenues and expenses generated by its own operations are recognized by the Group.

     The presentation of these transactions in the Sanofi~Synthélabo financial statements, in accordance with the legal nature of the agreements, results in the inclusion of Sanofi~Synthélabo’s share of the results of the operations in its consolidated operating profit and consolidated income before tax and exceptional items.

C.2. Joint Venture with Pharmacia

     Through December 29, 2001

     The hypnotic drug zolpidem (Stilnox®/Ambien®/Myslee®) has been sold in the US through the Lorex Pharmaceuticals joint venture (“Lorex”), owned 49% by Sanofi~Synthélabo and 51% by Pharmacia. This joint venture has been accounted for under the proportionate consolidation method, as the Group exercises joint control over significant financial and operational policies. The Group also receives royalties from Lorex which are recorded as an increase to gross margin.

     Under the profit-sharing agreement, Sanofi~Synthélabo was entitled to 18% of the profits in 1999 (against 82% for Pharmacia). The percentage rose to 40% in 2000, 47% in 2001 and was scheduled to rise to 49% from January 1 to April 15, 2002. The profit-sharing agreement also provided for the acquisition by the Group of the 51% interest owned by Pharmacia on April 16, 2002.

     The difference between the 49% of Lorex’s profits recognized using the proportionate consolidation method and the share of profits Sanofi~Synthélabo is contractually entitled to (18% in 1999, 40% in 2000 and 47% in 2001) is recorded in the statement of income on the line “Other operating income/(expense), net.” The corresponding liability is accounted for as an increase in Pharmacia’s partner capital account and is settled in the following period.

     As from December 30, 2001

     On December 30, 2001, the partners signed an amendment to the profit-sharing agreement pursuant to which Pharmacia transferred control of the joint venture to the Group effective as of that date. Consequently, Lorex was fully consolidated as of December 31, 2001 (note D.1). The Group will fully consolidate the results of operations of Lorex beginning January 1, 2002. Pharmacia will retain its 51% interest in the partnership until April 16, 2002, at which time the Group will exercise its right to acquire Pharmacia’s interest for 761 million euro (see note D.18). Royalties received from Lorex will no longer be reflected in the consolidated financial statements as they will be eliminated in consolidation.

D. DETAILED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.1. Changes in the scope of consolidation

Significant changes in 2001

Acquisitions

     According to an agreement signed on December 30, 2001 between Sanofi~Synthélabo and Pharmacia (note  C.2), the Lorex balance sheet is fully consolidated as of December 31, 2001.

     The table below presents the impact on the Group’s balance sheet had Lorex been fully consolidated as of December 31, 2000 and 1999:

	December 31,
	2000	1999
	(in millions of euro)
Inventories	11	11
Accounts receivable	118	89
Other current assets	(44)	(22)

TOTAL ASSETS	85	78
Partners’ capital accounts	1	1
Accounts payable	16	9
Other current liabilities	68	68

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	85	78

     The negative impact on other current assets results from the elimination of 100% of the transactions between Lorex and other affiliates of the Group.

     In 2001, the Group also acquired the minority interests held by third parties in four companies in Sweden, Turkey, Chile and Algeria, as well as a majority interest in a company in Colombia. These acquisitions resulted in the recognition of goodwill with a gross value of 59 million euro as of December 31, 2001.

Divestitures

     The three principal divestitures during the period were as follows:

–	On February 8, 2001, the Group obtained an approval from the European anti-trust authorities to sell its Sylachim fine chemicals subsidiary to Dynamit Nobel, a subsidiary of the German Group MG Technologies. Total proceeds on the sale, excluding repayment of intercompany loans, were 99 million euro.
–	On February 9, 2001, the Group signed an agreement to sell the urological bio-medical devices company Porgès and its subsidiaries to Mentor Corporation. Total proceeds on the sale, excluding repayment of intercompany loans, were 35 million euro.
–	On March 15, 2001, the Group signed an agreement to sell the cardiological medical devices company Ela Medical and its subsidiaries to the Snia Group. Total proceeds on the sale, excluding repayment of intercompany loans, were 138 million euro.

     Amounts related to these divested businesses reflected in the consolidated balance sheets as of December  31,  2000 and 1999 are summarized below:
	December 31,
	2000	1999
	(in millions of euro)
Property, plant and equipment and intangible assets	83	66
Deferred income taxes	3	3
Inventories	67	70
Accounts receivable	65	66
Other current assets	88	44
Cash and cash equivalents	6	5

TOTAL ASSETS	312	254

Shareholders’ equity	48	67
Debt and other long-term liabilities	14	18
Accounts payable	35	27
Other current liabilities	103	80
Short-term debt	112	62
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	312	254

     Amounts related to these divested businesses reflected in the consolidated statements of income are summarized below:

	Year Ended December 31,		Six Months Ended December 31,
	2001	2000	1999
	(in millions of euro)
Net sales	39	243	130
Operating profit (loss)	(8)	20	7
Net income (loss)	(10)	8	2
Net income (loss) before exceptional items and goodwill amortization, net of income taxes and minority interests	(10)	8	2

Significant changes in 2000

Acquisitions

     In 2000, the Group acquired the minority interests held by third parties in two companies in Poland and Finland. These acquisitions resulted in the recognition of goodwill with a gross value of 83 million euro as of December 31, 2000.

Divestitures

     There were no significant divestitures in the year ended December 31, 2000.

Significant changes in the six months ended December 31, 1999

Acquisitions

     There were no significant acquisitions in the six months ended December 31, 1999.

Divestitures

     The Diagnostics and Animal Health divisions and the equity interest in the Entremont group were sold during the six months ended December 31, 1999. The capital gain realized in the six months ended December 31, 1999 was recorded directly in shareholders’ equity.

     In consideration of the firm contract of sale signed by Sanofi and Artémis prior to the date of the merger, the Beauty division has been de-consolidated by Sanofi. Payment was received from the purchaser on December  28,  1999.

     Total proceeds on the sales of these major divestitures (including the Beauty division), excluding repayment of intercompany loans, amounted to 1,338 million euro.

D.2. Intangible assets, net

     Intangible assets as of December 31, 2001, 2000 and 1999 comprise:

	December 31,

	2001	2000	1999

	(in millions of euro)

Goodwill	153	86	3
Trademarks	51	40	40
Patents, concessions, licenses and others	697	282	190
Software	103	77	58

Subtotal – other intangible assets	851	399	288

GROSS	1,004	485	291

Amortization	(195)	(84)	(30)

NET	809	401	261

D.3. Property, plant and equipment

     Property, plant and equipment as of December 31, 2001, 2000 and 1999 comprise:

	December 31,

	2001	2000	1999

	(in millions of euro)

Land	50	54	48
Buildings	507	445	386
Plant and equipment	679	578	405
Fixtures, fittings and other fixed assets	249	205	144
Fixed assets in progress	145	135	251

GROSS	1,630	1,417	1,234

Amortization and depreciation	(401)	(200)	(91)

NET	1,229	1,217	1,143

     Depreciation expense for each of the years ended December 31, 2001 and 2000 and the six months ended December 31, 1999 amounted to 194 million euro, 181 million euro and 93 million euro, respectively.

     Included in property, plant and equipment are the following balances related to capitalized leases as of December 31, 2001, 2000 and 1999:

	December 31,

	2001	2000	1999

	(in millions of euro)
Land	9	9	4
Buildings	107	120	110
Plant and equipment	—	8	7

GROSS	116	137	121

Amortization	(51)	(52)	(57)

NET	65	85	64

D.4. Investments in/advances to equity investees

     Investments in/advances to equity investees as of December 31, 2001, 2000 and 1999 comprise:

	December 31,

	2001	2000	1999

	(in millions of euro)
Yves Rocher Group	84	73	222
Other investments and advances	16	13	11

TOTAL	100	86	233

     As of December 31, 2001, investments accounted for using the equity method correspond principally to the 39.1% shareholding in Financière des Laboratoires de Cosmétologie Yves Rocher, the holding company of the Yves Rocher cosmetology group.

D.5. Investments in/advances to non-consolidated companies

     As of December 31, 2000, investments in non-consolidated companies related primarily to a shareholding in Laboratoires de Biologie Végétale Yves Rocher, valued at 159 million euro. This investment was sold in December  2001 as described in note D.18.

D.6. Investments

     Supplemental information related to the Group’s investments is provided below:

			Six Months
	Year Ended December 31,		Ended
			December 31,
	2001	2000	1999

	(in millions of euro)
Acquisitions of tangible fixed assets	283	253	208
Acquisitions of intangible assets	282	119	16

TOTAL	565	372	224

     Acquisitions of tangible fixed assets are principally related to industrial facilities (chemicals and drugs manufacturing), as well as to research sites.

     Acquisitions of intangible assets consist of acquisitions of pharmaceutical products and buyouts of marketing rights. In 2001, this amount includes the payment made by the Group for the increase of the Group’s interest in the commercialization operations related to Avapro® in the United States.

D.7. Inventories

     Inventories as of December 31, 2001, 2000 and 1999 comprise:

	December 31,

	2001	2000	1999

	(in millions of euro)

Gross	860	770	768
Provision	(55)	(33)	(4)

NET	805	737	764

     The table below presents the variation of the provision on inventories for each of the years ended December  31, 2001 and 2000:

	Year Ended December 31,

	2001	2000

	(in millions of euro)

Balance, beginning of period	(33)	(4)
Variation of provisions recognized in net income for the period	(66)	(42)
Provisions utilized	37	14
Variation in the scope of consolidation	8	—
Effect of exchange rates	(1)	(1)

BALANCE, END OF PERIOD	(55)	(33)

D.8. Accounts receivable

     Accounts receivable as of December 31, 2001, 2000 and 1999 comprise:

	December 31,

	2001	2000	1999

	(in millions of euro)

Gross	1,585	1,246	1,110
Provision	(19)	(12)	(11)

NET	1,566	1,234	1,099

     The balance of and the activity related to the provision for accounts receivable for each of the years ended December 31, 2001 and 2000 and the six months ended December 31, 1999 is not significant.

D.9. Other current assets

     Other current assets as of December 31, 2001, 2000 and 1999 comprise:

	December 31,

	2001	2000	1999

	(in millions of euro)

Taxes recoverable	215	240	229
Other receivables	282	265	151
Prepaid expenses	43	48	44

TOTAL	540	553	424

D.10. Short-term investments and deposits

     Surplus cash is invested in money-market mutual funds and term deposits with counterparties having high credit ratings.

     As of December 31, 2001, Sanofi~Synthélabo held treasury shares with a net book value of 462 million euro, principally allocated for stock purchase options granted to certain employees. As of December 31, 2000 and 1999, treasury shares amounted to 299 million euro and 116 million euro, respectively. As of December 31, 2001, 2000 and 1999, these shares had a market value of 957 million euro, 635 million euro and 185 million euro, respectively. They are included in “Short-term investments and deposits” in the consolidated balance sheets.

D.11. Deferred income taxes

     Net deferred tax assets as of December 31, 2001, 2000 and 1999 relate to:

	December 31,

	2001	2000	1999

	(in millions of euro)

Deferred taxes on:
– Consolidation adjustments	207	133	114
– Provisions for pensions and retirement benefits	55	43	43
– Other non-deductible provisions and other items	199	217	236

TOTAL NET DEFERRED TAX ASSETS	461	393	393

     Deferred tax assets not recognized because of uncertainty as to their future recovery amounted to 313  million  euro, 361 million euro and 394 million euro as of December 31, 2001, 2000 and 1999, respectively.

     As of December 31, 2001, the Group’s aggregate net operating loss carryforwards amounting to 78  million  euro are scheduled to expire as follows:

Net Operating Loss
(in millions of euro)

2002	7
2003	10
2004	10
2005	11
2006	23
2007 and thereafter	17

TOTAL	78

     Use of these net operating loss carryforwards is limited to the entity in which they arose. In jurisdictions where tax consolidations are applied, net operating loss carryforwards are able to be netted against taxable income generated by other entities in the consolidated tax group.

     In certain countries, withholding taxes are paid by the Group when dividends are distributed. In these countries, distribution of a portion of earnings is unlikely because of local investment needs. No provision has been recorded for income taxes that would be payable upon the remittance of this portion of earnings. These earnings amount to 652 million euro and 649 million euro as of December 31, 2001 and 2000, respectively.

D.12. Shareholders’ equity

D.12.1. Share capital

     The share capital comprises 732,005,084 shares with a par value of 2 euro per share.

     As of December 31, 2001, 2000 and 1999, the Group held 11,419,291, 8,946,924 and 4,628,957 respectively, of its issued common shares in treasury.

D.12.2. Adjustments to shareholders’ equity related to the merger between Sanofi and Synthélabo

     The adjustments recorded as of December 31, 2000 were intended to finalize the estimate of the fair value of the assets and liabilities included in the opening balance sheet of the Sanofi~Synthélabo Group, based on information available at year-end. The net assets were revalued by a 16 million euro reduction.

     In 2001, the net assets were revalued by a 176 million euro increase, which consisted of:

–	the allocation of a portion of the goodwill related to the merger (initially recorded as a reduction of equity) to the businesses divested in 2001 (note D.1); and
–	the unused portion of the provisions, initially recorded in the opening balance sheet, which resulted from favorable changes in circumstances during the period.

     This adjustment is summarized as follows:

	Year Ended December 31,
	2001	2000

	(in millions of euro)

Revaluation of assets	—	88
Revaluation of long-term liabilities and deferred tax positions recorded in the opening balance sheet	90	(64)
Allocation of goodwill to divestitures	34	—
Revaluation of commitments to employees	52	(40)

TOTAL	176	(16)

     In 2001, the revaluation of long-term liabilities and deferred tax positions corresponds principally to the resolution of certain tax litigation, primarily in the United States. In 2000, it corresponds primarily to the revaluation of certain existing tax situations which existed at the merger date.

D.12.3. Stock-based compensation

     Options to subscribe to Group shares

     The shareholders’ meeting of May 21, 1992 authorized a stock option plan, which provides for the purchase of a fixed number of shares to be issued at a fixed price over a specified period. Options granted under this plan generally cliff vest one year from the date of grant and expire seven years from the date of grant.

     Details of the stock options granted under the stock option plan are presented below (in Sanofi~Synthélabo equivalent shares):

Origin	Date of Grant	Options Granted	Start Date of Vesting Period	Expiration Date	Exercise Price (in euro)	Options Exercised as of December 31, 2001
Sanofi	06/01/1994	1,056,000	06/02/1995	06/01/2001	7.50	1,048,200
Sanofi	09/20/1995	1,056,000	09/21/1996	09/20/2002	10.26	779,924
Sanofi	09/18/1996	1,056,000	09/19/1997	09/18/2003	14.56	422,968

     The exercise of all of the stock options outstanding at December 31, 2001 would result in an increase of 12  million euro in shareholders’ equity.

     Exercise of options under this plan resulted in the creation of 563,338 shares in 2001 (each with a par value of 2 euro per share) and aggregate proceeds of seven million euro.

     Options to purchase Group shares

     The Group has several stock option plans which provide employees the option to purchase Group shares. Under these plans, options generally provide for the purchase of a fixed number of shares at a fixed price over a specified period. Options generally cliff vest over two to five years from the date of grant and expire seven to twenty years from the date of grant. Shares acquired pursuant to these plans generally may not be disposed of prior to the fifth anniversary of the date of grant, and prior to the fourth anniversary of the date of grant for the most recent Sanofi~Synthélabo plan.

     Under the Sanofi~Synthélabo plan, and as authorized by the shareholders’ meeting of May 18, 1999, the Group may grant options to its employees to acquire up to 14,611,740 shares.

     Details of the stock purchase options granted under the Group’s various plans are presented below (in Sanofi~Synthélabo equivalent shares):

Origin	Date of Grant	Options Granted	Start Date of Vesting Period	Expiration Date	Exercise Price (in euro)	Options Exercised as of December 31, 2001
Synthélabo	12/15/93	364,000	12/15/98	12/15/13	6.36	345,400
Synthélabo	10/18/94	330,200	10/18/99	10/18/14	6.01	270,400
Synthélabo	12/15/94	49,400	12/15/99	12/15/14	5.86	39,200
Synthélabo	06/12/95	39,000	06/12/00	06/12/15	7.18	39,000
Synthélabo	10/17/95	13,000	10/17/00	10/17/15	8.47	13,000
Synthélabo	12/15/95	442,000	12/15/00	12/15/15	8.50	224,800
Synthélabo	01/12/96	208,000	01/12/01	01/12/16	8.56	107,375
Synthélabo	04/05/96	228,800	04/05/01	04/05/16	10.85	76,200
Sanofi	09/22/97	1,120,000	09/23/99	09/22/04	21.46	38,400
Synthélabo	10/14/97	262,080	10/14/02	10/14/17	19.73	—
Synthélabo	06/25/98	296,400	06/26/03	06/25/18	28.38	—
Sanofi	12/10/98	1,200,000	12/11/00	12/10/05	34.95	11,200
Synthélabo	03/30/99	716,040	03/31/04	03/30/19	38.08	—
Sanofi~Synthélabo	05/24/00	4,292,000	05/25/04	05/24/10	43.25	—
Sanofi~Synthélabo	05/10/01	2,936,500	05/11/05	05/10/11	64.50	—

     Shares offered under the plan come from the Group’s share purchase program in the marketplace. Consequently, these plans have no impact on shareholders’ equity as of December 31, 2001.

     Summary of stock-based compensation plans

     A summary of the Group’s stock options outstanding as of December 31, 2001, 2000 and 1999, and changes during each of the periods then ended, is presented below:

		Exercise Price (in euro)

	Number of Options	Weighted- Average per Share	Aggregate (in millions of euro)
Outstanding, July 1, 1999	6,961,556	20.28	141
Granted	—	—	—
Exercised	(569,382)	7.32	(4)
Expired/Forfeited	—	—	—

Outstanding, December 31, 1999	6,392,174	21.45	137

Granted	4,292,000	43.25	186
Exercised	(499,928)	9.76	(5)
Expired/Forfeited	(5,200)	19.73	—

Outstanding, December 31, 2000	10,179,046	31.21	318

Granted	2,936,500	64.50	189
Exercised	(881,313)	10.98	(10)
Expired/Forfeited	(76,260)	43.71	(3)

OUTSTANDING, DECEMBER 31, 2001	12,157,973	40.64	494

     As of December 31, 2001, there were 3,728,613 fully vested and exercisable options outstanding with a weighted average exercise price of 21.88 euro per share. As of December 31, 2001, there remained 7,383,240 options available for grant. The following table summarizes information concerning outstanding and exercisable options as of December 31, 2001:

	Outstanding			Exercisable
Range of Exercise Prices per Share	Number of Options	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price per Share (in euro)	Number of Options	Weighted-Average Exercise Price per Share (in euro)
From 5.86 to 10.85 euro per share	828,581	9.51	9.28	828,581	9.28
From 14.56 to 28.38 euro per share	2,266,512	5.70	20.25	1,713,232	18.92
From 34.95 to 64.50 euro per share	9,062,880	9.36	49.53	1,186,800	34.95

TOTAL	12,157,973	8.29	40.64	3,728,613	21.88

D.13. Long term debt (long-term portion)

     The Group’s long-term debt consists of the following as of December 31, 2001, 2000 and 1999:

	December 31,

	2001	2000	1999

	(in millions of euro)

Capital lease obligations	57	65	72
Other long-term debt	62	56	65

TOTAL	119	121	137

     The Group’s long-term debt agreements do not contain any covenants which impose significant restrictions on the Group’s activities, including their ability to pay dividends, acquire or divest of other businesses or incur additional borrowings.

     The table below presents the scheduled maturity of the long-term debt as of December 31, 2001, 2000 and 1999:

	December 31,

	2001	2000	1999

	(in millions of euro)

2001	—	—	12
2002	—	8	11
2003	55	55	54
2004	11	9	8
2005	9	8	10
2006	8	6	7
2007 and thereafter	36	35	35

TOTAL	119	121	137

     The table below presents an analysis of long-term debt by interest rate as of December 31, 2001, 2000 and 1999, after taking into account the impact of hedging instruments. The split is based on interest rates at the balance sheet date.

	December 31,

	2001	2000	1999

	(in millions of euro)

Less than 5.0%	54	54	63
From 5.0 to 7.5%	53	52	57
From 7.5 to 10.0%	12	15	17

TOTAL(1)	119	121	137

(1)Of which:
– Fixed rate	21	22	32
– Variable rate	98	99	105

     The table below presents an analysis of long-term debt by currency as of December 31, 2001, 2000 and 1999, after taking into account the impact of hedging instruments:

	December 31,

	2001	2000	1999

	(in millions of euro)

Euro	110	118	129
US dollar	2	3	2
Other currencies	7	—	6

TOTAL	119	121	137

D.14. Other long-term liabilities

     Other long-term liabilities as of December 31, 2001, 2000 and 1999 comprise:

	December 31,

	2001	2000	1999

	(in millions of euro)
Provisions for pensions and other benefits	474	474	376
Restructuring provisions	46	61	135
Other provisions for risks(1)	431	469	302
Other long-term liabilities	102	126	33

TOTAL	1,053	1,130	846

(1)Of which:
– Environmental remediation risks	30	23	23
– Product risk liabilities	25	21	26

Provisions for pensions and other benefits

     The Group and its subsidiaries provide pension benefits and retirement indemnities under several defined benefit pension plans. The specific features (benefit formulas, funding policies and types of assets held) of the plans vary depending on regulations and laws in the particular country in which the employees are located.

     Actuarial valuations of benefits have been computed as of December 31, 2001, 2000 and 1999. The following significant assumptions were considered in these calculations:

•	Turnover rates and salary progression rates for current personnel, and mortality rates for all participants;
•	A retirement age of 60 to 65 for a total working life allowing for full rate retirement rights for French employees, and retirement assumptions reflecting economic and demographic factors specific to foreign employees;
•	Discount rates used to determine the actuarial present value of the projected benefit obligations as follows:
– 5.25%, 5.5% and 5% as of December 31, 2001, 2000 and 1999, respectively, for plans in the Eurozone;

– 7%, 7% and 6.75% as of December 31, 2001, 2000 and 1999, respectively, for US plans;
– 5.75%, 6% and 6% as of December 31, 2001, 2000 and 1999, respectively, for UK plans; and
– between 2.5% and 14.5% as of December 31, 2001, and 2.5% and 15% as of December 31, 2000 and 1999, for all other plans.
•	Expected long-term rates of return for plan assets ranging from 4% to 15% as of December 2001, and 5.15% to 15% as of December 31, 2000 and 1999.

Restructuring provisions

     The following summarizes the activity in the Group’s restructuring related provisions, classified under “Other long-term liabilities” and “Other current liabilities”, for each of the years ended December 31, 2001 and 2000 (note  D.15):

	Year Ended December 31,

	2001	2000

	(in millions of euro)
Balance, beginning of period(1)	149	323
Variation of provisions recognized in net income for the period	6	—
Variation of provisions recognized in the opening balance sheet	(16)	(14)
Provisions utilized	(57)	(159)
Effect of exchange rates	—	(1)

BALANCE, END OF PERIOD(2)	82	149

(1)Of which:
– Classified as “Other long-term liabilities”	61	135
– Classified as “Other current liabilities”	88	188

(2) Of which:
– Classified as “Other long-term liabilities”	46	61
– Classified as “Other current liabilities”	36	88

     In connection with the merger of Sanofi and Synthélabo in 1999, the Group developed a restructuring plan, which consisted of a combination of actions designed to integrate head offices worldwide, reorganize and consolidate the sales forces and close or re-size a variety of industrial sites throughout the world. The implementation of these restructuring plans commenced in 1999 and was substantially completed in 2000 and 2001. In France, the restructuring program related to a reduction in workforce was carried out principally through a program of voluntary early retirement for people aged 55 as of December 31, 1999.

     In 2000, the Group revised certain of its previous estimates for restructuring-related activities related to the merger between Sanofi and Synthélabo.

     The adjustment consisted of a 14 million euro decrease, related principally to (i) an 18 million euro increase for revisions to initial plans linked with industrial capacities, and (ii) a 32 million euro decrease for final assessments of the costs to be incurred in connection with other restructuring activities, in particular write-offs or depreciation of tangible assets.

     The expenses incurred in 2001 and 2000, which were charged against the provision and are included in the utilization of provisions, relate principally to employee termination costs (56 and 145 million euro, respectively) primarily in European countries.

Other provisions for risks

     The table below provides a rollforward of the activity in the balance of the “Other provisions for risks” account, including environmental remediation risks and product risk liabilities, for each of the years ended December 31, 2001 and 2000:

	Year Ended December 31,

	2001	2000

	(in millions of euro)

Balance, beginning of period	469	302
Variation of provisions recognized in net income for the period	77	70
Variation of provisions recognized in the opening balance sheet	(96)	63
Provisions utilized	(35)	(13)
Other movements	12	44
Effect of exchange rates	4	3

BALANCE, END OF PERIOD	431	469

     The Group is involved in a number of legal proceedings and claims involving trademarks and intellectual property, tax audits and other matters incidental to the normal conduct of its business. An assessment of the risk involved has been performed with the assistance of the Group’s legal advisers and provisions were recorded when circumstances required.

     The other movements in 2000 and 2001 relate to reclassifications.

D.15. Other current liabilities

     Other current liabilities as of December 31, 2001, 2000 and 1999 comprise:

	December 31,

	2001	2000	1999

	(in millions of euro)
Taxes payable	597	317	297
Employee-related liabilities	418	352	290
Restructuring provisions	36	88	188
Other current liabilities(1)	943	543	476

TOTAL	1,994	1,300	1,251

(1) Of which:
– Unpaid portion of investments made during the period	170	75	—

     In 2001, the increase in other current liabilities corresponds principally to the unpaid portion of the purchase price of the acquisitions made in the period, as well as to the impact of the full consolidation of the Lorex balance  sheet.

D.16. Short-term debt

     Short-term debt as of December 31, 2001, 2000 and 1999 comprises:

	December 31,
	2001	2000	1999

	(in millions of euro)
Current portion of long-term debt	9	12	24
Other short-term debt	156	145	151
Bank overdrafts	120	134	149

TOTAL	285	291	324

D.17. Derivative financial instruments

     The table below presents the notional amounts of the Group’s outstanding derivative financial instruments as of December 31, 2001, 2000 and 1999:

	December 31,
	2001	2000	1999

	(in millions of euro)
Interest rate swap	46	46	796
Interest rate option – sales of caps	—	—	335
Interest rate option – purchases of caps	—	—	50
Interest rate option – purchases of floors	—	—	120
Currency option – sales of puts(1)	24	12	17
Currency option – sales of calls(2)	705	314	262
Currency option – purchases of puts(3)	413	164	88
Currency option – purchases of calls(4)	40	39	34
Forward foreign currency exchange contracts – written(5)	1,016	741	362
Forward foreign currency exchange contracts – purchased(6)	254	248	79

(1)	Including 18 million euro on the US dollar as of December 31, 2001; 6 million euro on the Swiss franc and 6 million euro on the US dollar as of December 31, 2000; 12 million euro on the US dollar as of December 31, 1999.

(2)	Including 527 million euro on the US dollar and 157 million euro on the yen as of December 31, 2001; 220 million euro on the US dollar and 74 million euro on the yen as of December 31, 2000; 215 million euro on the US dollar and 38 million euro on the yen as of December 31, 1999.

(3)	Including 326 million euro on the US dollar and 77 million euro on the yen as of December 31, 2001; 113 million euro on the US dollar and 43 million euro on the yen as of December 31, 2000; 75 million euro on the US dollar as of December 31, 1999.

(4)	Including 16 million euro on the yen, 10 million euro on the US dollar and 9 million euro on the Norwegian crown as of December 31, 2001; 31 million euro on the US dollar and 6 million euro on the yen as of December 31, 2000; 32 million euro on the US dollar as of December 31, 1999.

(5)	Including 812 million euro on the US dollar, 87 million euro on the yen, 45 million euro on the British pound and 29 million euro on the Canadian dollar as of December 31, 2001; 593 million euro on the US dollar, 83 million euro on the yen, 29 million euro on the British pound and 20 million euro on the Canadian dollar as of December 31, 2000; 265 million euro on the US dollar, 36 million euro on the British pound, 14 million euro on the Canadian dollar and 13 million euro on the Singapore dollar as of December 1999.

(6)	Including 118 million euro on the US dollar, 88 million euro on the Swiss franc, 30 million euro on the Norwegian crown as of December 31, 2001; 103 million euro on the US dollar, 83 million euro on the Swiss franc, 36 million euro on the British pound and 14 million euro on the yen as of December 31, 2000; and 54 million euro on the Swiss franc, 10 million euro on the British pound and 9 million euro on the US dollar as of December 1999.

D.18. Commitments and contingencies

Off-balance sheet commitments

     Sanofi~Synthélabo had the following off-balance sheet commitments as of December 31, 2001, 2000 and  1999:

	December 31,
	2001	2000	1999

	(in millions of euro)
Commitments given
Pledges and mortgages	13	15	14
Guarantees	55	67	79
Other commitments given(1)	784	29	30

TOTAL	852	111	123

Commitments received
Guarantees, mortgages and pledges	42	96	82
Unused confirmed credit lines	77	130	286
Other commitments received	19	27	—

TOTAL	138	253	368

(1)	Other commitments given as of December 31, 2001 consists principally of the Group’s obligation to buy Pharmacia’s 51% interest in Lorex on April 16, 2002 for 761 million euro (USD 671 million).

Litigation and claims

     Following the merger of Sanofi and Synthélabo, the Group’s co-shareholders in Yves Rocher rejected the registration of the Group’s shares in Financière des Laboratoires de Cosmétologie Yves Rocher and Laboratoires de Biologie Végétale Yves Rocher in the name of the merged entity Sanofi~Synthélabo. They were previously registered in the name of Sanofi. The dispute concerned whether there was a breach of the shareholders’ agreements.

     Litigation was initiated and a tribunal concluded the following in its appeal judgment dated January 10, 2001:

–	that Sanofi~Synthélabo’s rights with respect to its investment in Financière des Laboratoires de Cosmétologie Yves Rocher be restored; and
–	that an expert be appointed to value Sanofi’s direct investment in Laboratoires de Biologie Végétale Yves Rocher at the merger date and that Yves Rocher be given the option to either (i) repurchase the Group’s investment at the price determined by the expert or (ii) register the shares in the name of Sanofi~Synthélabo.

     Pursuant to the expert’s conclusions in November 2001, and in accordance with the judgment, Laboratoires de Biologie Végétale Yves Rocher has arranged for the acquisition of the Group’s investment in their capital. This acquisition was finalized in December 2001 for 316 million euro and resulted in a net gain to Sanofi~Synthélabo of 125 million euro in 2001.

     Pursuant to an appeal judgment dated January 10, 2001, Sanofi~Synthélabo remains a shareholder of Financière des Laboratoires de Cosmétologie Yves Rocher.

     During the first six months of 2001, both Sanofi~Synthélabo and Financière des Laboratoires de Cosmétologie Yves Rocher appealed separately to the highest procedural court in France (“Cour de Cassation”) on the appeal judgments.

     After the sale, and based on available information, the Group holds 39.1% of Financière des Laboratoires de Cosmétologie Yves Rocher, the holding company, which in turn holds 51.6% of Laboratoires de Biologie Végétale Yves Rocher. The indirect financial holding of the Group in the Yves Rocher Group is therefore 20.1% as of December 31, 2001.

     In addition to the litigation described above, the Group is involved in a number of other legal proceedings and claims (note D.14).

Environmental matters

     The Group is involved in various stages of investigation and cleanup relating to environmental matters at certain locations. Whenever identified, the Group’s practice is to determine the nature and scope of contingencies related to environmental remediation activity and obtain and accrue estimates of the cost of remediation. For each period presented, the estimates of cleanup costs have been accrued. As the Group continues its efforts to ensure compliance with environmental laws and regulations, additional contingencies may be identified. The Group does not believe that additional costs that could arise from environmental remediation activities will have a significant adverse effect on its financial position or results of operations.

Other commitments

     The Group is committed to purchase Pharmacia’s 51% interest in Lorex on April 16, 2002 (note C.2).

     As part of the increase of its interest in the commercialization of Avapro in the United States (note D.6), the Group committed to additional payments contingent upon the net sales of the product in the United States in 2002 and 2003. These payments would be made in 2003 and 2004, respectively, based on a percentage applied to these net  sales.

D.19. Personnel costs

     Personnel costs, which include compensation and other benefits paid to employees leaving the Group during the period, totaled 1,708 million euro for the year ended December 31, 2001 compared to 1,541 million euro for the year ended December 31, 2000 and 696 million euro for the six months ended December 31, 1999.

     The Group had 30,514; 29,200 and 29,312 employees as of December 31, 2001, 2000 and 1999, respectively. Employee numbers by function as of December 31, 2001, 2000 and 1999 are as follows:

	December 31,
	2001	2000	1999

Research and development	6,273	6,203	6,048
Sales force	10,336	8,636	8,331
Production	7,651	8,288	8,545
Other	6,254	6,073	6,388

TOTAL	30,514	29,200	29,312

     Remuneration paid to the key executive managers of the Group for the year ended December 31, 2001 totaled 6.2 million euro for 12 people compared to 5.6 million euro for the year ended December 31, 2000 for 13 people and 5.1 million euro for the six months ended December 31, 1999 for 21 people.

D.20. Exceptional items

     Exceptional items for each of the years ended December 31, 2001 and 2000 and the six months ended December 31, 1999 consists of net gains on disposals of 281 million euro, 46 million euro and 2 million euro, respectively.

     In 2001, net gains on disposals relate principally to the four major divestitures during the period – Sylachim, Porgés, Ela Medical and the direct holding in Laboratoires de Biologie Végétale Yves Rocher (notes D.1 and D.5). The gain on these four major divestitures includes an allocation of part of the goodwill arising on the merger between Sanofi and Synthélabo, which was initially offset against consolidated shareholders’equity.

     Net gains on disposals in 2000 relate to the decision taken in 2000 to dispose of minority interests in two listed  companies.

D.21. Income taxes

     The Group has opted for tax consolidations in a number of countries, principally France, Germany and the United States.

     The Group’s income taxes for each of the years ended December 31, 2001 and 2000 and the six months ended December 31, 1999 is as follows:

	Year Ended December 31,		Six Months Ended December 31,

	2001	2000	1999

	(in millions of euro)
Current taxation	(906)	(491)	(182)
Deferred taxation	64	(120)	20

TOTAL	(842)	(611)	(162)

	Year Ended December 31,		Six Months Ended December 31,

	2001	2000	1999

	(in millions of euro)
Tax on income before goodwill amortization and exceptional items	(778)	(593)	(162)
Tax on goodwill amortization and exceptional items	(64)	(18)	—

TOTAL	(842)	(611)	(162)

     The difference between the effective tax rate and the standard corporate income tax rate applicable in France for each of the years ended December 31, 2001 and 2000 and the six months ended December 31, 1999 is explained as follows:

	Year Ended December 31,		Six Months Ended December 31,

	2001	2000	1999

	(as a percentage)
Tax rate applicable in France	36	38	40
Impact of income taxed at reduced rates in France	(3)	(4)	(4)
Other	3	4	(4)

Effective tax rate before exceptional items and goodwill amortization	36	38	32

Impact of exceptional items	(1)	—	—

EFFECTIVE TAX RATE	35	38	32

     The “Other” line includes the difference between the French tax rate and the tax rate applicable in other countries and, for 2000 and 2001, the impact of the revaluation of certain fiscal positions of the Group at the closing balance sheet date.

D.22. Related party transactions

     Financial relations with the TotalFinaElf and L’Oréal groups existing prior to the merger had mainly ceased by December 31, 1999. The residual relations have had no significant impact in the years ended December 31, 2001 and 2000.

D.23. Post balance sheet events

     As of the date of preparation of its financial statements, the Group is not aware of any post balance sheet events that would significantly affect the financial statements as of December 31, 2001.

D.24. Segment information

     The Group operates in one significant business segment – the research and development, production and sale of pharmaceutical products. The Group mainly operates in three geographical segments – Europe, the United States and Rest of World.

     The table below presents net sales, operating profits, total assets and long-lived assets by geographical segments. Net sales and operating profits are allocated based on the location of customers. Total assets and long-lived assets are allocated based on the location of the subsidiaries.

	Year ended December 31, 2001
	Total	Europe	United States	Rest of the World	Unallocated Costs(1)

	(in millions of euro)
Net sales	6,488	3,877	1,098	1,513	—
Operating profit	2,106	1,427	1,311	456	(1,088)
Total assets	9,967	7,924	1,321	722	—
Including long–lived assets	2,296	1,558	602	136	—

     Revenues from external customers in France and long-lived assets located in France, the Group’s country of domicile, amounted to 1,487 million euro for the year ended December 31, 2001 and 1,096 million euro at December 31, 2001, respectively.

	Year ended December 31, 2000
	Total	Europe	United States	Rest of the World	Unallocated Costs(1)

	(in millions of euro)
Net sales	5,963	3,597	888	1,478	—
Operating profit	1,577	1,190	835	440	(888)
Total assets	7,845	6,558	603	684	—
Including long-lived assets	2,045	1,756	177	112	—

     Revenues from external customers in France and long-lived assets located in France, the Group’s country of domicile, amounted to 1,507 million euro for the year ended December 31, 2000 and 1,335 million euro at December 31, 2000, respectively.

	Six months ended December 31, 1999
	Total	Europe	United States	Rest of the World	Unallocated Costs(1)

	(in millions of euro)
Net sales	2,658	1,738	310	610	—
Operating profit	531	503	285	172	(429)
Total assets	6,824	5,850	357	617	—
Including long-lived assets	1,775	1,592	86	97	—

     Revenues from external customers in France and long-lived assets located in France, the Group’s country of domicile, amounted to 826 million euro for the six months ended December 31, 1999 and 1,271 million euro at December 31, 1999, respectively.

(1)	Unallocated costs consists mainly of fundamental research and worldwide development of pharmaceutical molecules and a part of the cost of support functions.

E. LIST OF COMPANIES INCLUDED IN THE CONSOLIDATION FOR THE YEAR ENDED DECEMBER 31, 2001

E.1. Fully consolidated

		Financial Interest %
Chinoin	Hungary	99
Dakota Pharm	France	100
Ela Bénélux(2)	Belgium	100
Ela France(2)	France	100
Ela Izasa(2)	Spain	51
Ela Medical(2)	France	100
Ela Medical BV(2)	Netherlands	100
Ela Medical GmbH(2)	Germany	100
Ela Medical Inc(2)	USA	100
Ela Medical Japan(2)	Japan	100
Ela Medical l.l.c.(2)	USA	100
Ela Medical S.A.(2)	Switzerland	100
Ela Medical Spa(2)	Italy	100
Ela Medical UK(2)	U.K.	100
Ela Recherche(2)	France	100
Europar	France	100
Francopia	France	100
Fujisawa Sanofi~Synthélabo	Japan	51
Fujisawa Sanofi~Synthélabo Pharmaceuticals Co Ltd	Taiwan	100
Groupement fabrication pharmaceutique	France	100
Hangzhou Sanofi~Synthélabo Minsheng Pharma Co Ltd Minsheng Pharma Co Ltd	China	55
Henning Berlin GmbH & Co OHG	Germany	100
Institut d’édition Sanofi~Synthélabo	France	100
Inverni Della Beffa Spa	Italy	100
Irex Promocao e Comercializacao de produtos farmaceuticos Lda	Portugal	100
JV Omnipharma (Pty) Limited	South Africa	80
Laboratoires Irex	France	100
Laboratoires Maphar	Morocco	81
Lakor Farmaceutica SA	Colombia	85
Lichtenstein GmbH	Germany	100
Lichtenstein Verwaltungs GmbH	Germany	100
Lorex Pharmaceuticals Inc.(3)	USA	49
Pacifico Pharma	Colombia	100
Rudefsa	Mexico	100
Sanocore de Venezuela	Venezuela	100
Sanofi BMS(1)	Singapore	51
Sanofi BMS Hong-Kong(1)	Hong-Kong	51
Sanofi Chimie (ex. SaSy1)	France	100
Sanofi Concept	France	100
Sanofi Développement Pharma	France	100
Sanofi Dogu A.S.	Turkey	100
Sanofi Participation	France	100

(1)	Entity related to the Alliance with Bristol-Myers Squibb (note C.1)

(2)	Entity in the Ela Medical Group which was sold during 2001 (note D.1)

(3)	Entity consolidated pursuant to the method described in notes C.2 and D.1

		Financial Interest %
Sanofi Pharma Bristol Myers Squibb(1)	France	51
Sanofi SA-AG (Genève)	Switzerland	100
Sanofi~Synthélabo	France	100
Sanofi~Synthélabo (Malaysia) SDN-BHD	Malaysia	100
Sanofi~Synthélabo (NZ) Ltd	New Zealand	100
Sanofi~Synthélabo (Pty) Ltd	South Africa	100
Sanofi~Synthélabo (Singapore) Pte Ltd	Singapore	100
Sanofi Synthélabo (Switzerland) SA	Switzerland	100
Sanofi~Synthélabo (Thailand) Ltd	Thailand	100
Sanofi~Synthélabo A.E	Greece	70
Sanofi~Synthélabo A/S	Denmark	100
Sanofi~Synthélabo Adwya SA	Tunisia	51
Sanofi~Synthélabo AS	Norway	100
Sanofi~Synthélabo Australia Pty Ltd	Australia	100
Sanofi~Synthélabo Beteiligungs GmbH	Germany	100
Sanofi~Synthélabo BMS Malaysia partnership(1)	Malaysia	51
Sanofi~Synthélabo BV	Netherlands	100
Sanofi~Synthélabo Canada Inc	Canada	100
Sanofi~Synthélabo de Argentina SA	Argentina	100
Sanofi~Synthélabo de Chile	Chile	100
Sanofi~Synthélabo de Colombie SA	Colombia	100
Sanofi~Synthélabo de la Republica Dominicana	Dominican Rep.	100
Sanofi~Synthélabo de Mexico SA	Mexico	100
Sanofi~Synthélabo de Venezuela SA	Venezuela	100
Sanofi~Synthélabo del Ecuador SA	Ecuador	100
Sanofi~Synthélabo del Peru SA	Peru	51
Sanofi~Synthélabo do Brasil Ltda	Brazil	100
Sanofi~Synthélabo France	France	100
Sanofi~Synthélabo Gesmbh / Bristol-Myers Squibb GesmbH OHG(1)	Austria	51
Sanofi~Synthélabo GmbH	Germany	100
Sanofi~Synthélabo GmbH	Austria	100
Sanofi~Synthélabo Groupe	France	100
Sanofi~Synthélabo HK Ltd	Hong Kong	100
Sanofi~Synthélabo Holding GmbH	Germany	100
Sanofi~Synthélabo Inc	USA	100
Sanofi~Synthélabo Ireland Ltd	Ireland	100
Sanofi~Synthélabo KK	Japan	100
Sanofi~Synthélabo Korea Co Ltd	Korea	100
Sanofi~Synthélabo Ltd	U.K.	100
Sanofi~Synthélabo Ltda	Brazil	100
Sanofi~Synthélabo Morocco	Morocco	100
Sanofi~Synthélabo Meiji Pharmaceuticals Co Ltd	Japan	51
Sanofi~Synthélabo OTC	France	100
Sanofi~Synthélabo OTC Spa	Italy	100
Sanofi~Synthélabo Oy	Finland	100
Sanofi~Synthélabo Panama	Panama	100
Sanofi~Synthélabo Philippines Inc	Philippines	100
Sanofi~Synthélabo Polholding BV	Netherlands	100

(1)	Entity related to the Alliance with Bristol-Myers Squibb (note C.1)

		Financial Interest %
Sanofi~Synthélabo Produtos Farmaceuticos SA	Portugal	100
Sanofi~Synthélabo Rec.	Chile	100
Sanofi~Synthélabo Recherche	France	100
Sanofi~Synthélabo Row BV	Netherlands	100
Sanofi~Synthélabo RT	Hungary	100
Sanofi~Synthélabo SA	Spain	100
Sanofi~Synthélabo SA/ NV	Belgium	100
Sanofi~Synthélabo Slovakia s.r.o.	Slovakia	100
Sanofi~Synthélabo Sp Zoo	Poland	100
Sanofi~Synthélabo Spa	Italy	100
Sanofi~Synthélabo sro	Czech Rep.	100
Sanofi~Synthélabo Taisho Pharmaceuticals Co Ltd	Japan	51
Sanofi~Synthélabo Taïwan Limited	Taiwan	100
Sanofi~Synthélabo Tunisie	Tunisia	70
Sanofi~Synthélabo UK Ltd	U.K.	100
Sanofi~Synthélabo Uruguay SA	Uruguay	100
Sanofi~Synthélabo Vietnam	Vietnam	70
Sanofi~Synthélabo Yamanouchi Pharmaceuticals KK	Japan	51
Sanofi Torrent India Ltd	India	50
Sanofi Winthrop Aktiebolag	Sweden	100
Sanofi Winthrop BMS AEIE(1)	Portugal	51
Sanofi Winthrop BMS partnership(1)	Finland	51
Sanofi Winthrop BMS partnership(1)	Denmark	51
Sanofi Winthrop BMS partnership(1)	Sweden	51
Sanofi Winthrop BMS partnership ANS(1)	Norway	51
Sanofi Winthrop BMS VOF(1)	Netherlands	51
Sanofi Winthrop Industries	France	100
Sanofi-Dogu BMS ADI Ortakligi partnership(1)	Turkey	51
SaSy3 (ex. Sanofi Chimie)	France	100
Secipe	France	100
Société de Recherches et d’Applications de Biologie Médicale (SRABM)	France	100
SPI	France	100
Sterwin Medicines Ltd	U.K.	100
Synthélabo (South Africa) (Pty) Ltd	South Africa	100
Synthélabo (Thailand) Ltd	Thailand	100
Synthélabo AB	Sweden	100
Synthélabo Biomédical	France	100
Synthélabo Delagrange del Peru	Peru	100
Synthélabo Ilac	Turkey	99
Synthélabo Netherlands BV	Netherlands	100
Synthélabo Oy	Finland	100
Synthélabo Pharma Switzerland	Switzerland	100
Synthélabo SA	Spain	100

(1)	Entity related to the Alliance with Bristol-Myers Squibb (note C.1)

E.2. Equity-accounted

		Financial interest %

Alcaliber SA	Spain	40
Belgopia SA NV	Belgium	49
CKW Pharma-Extrakt	Germany	50
Mediline Ltd	Israel	27
Sofarimex	Portugal	40
Yves Rocher Group	France	20

E.3. Proportionately consolidated

Synthélabo Tanabe Chimie	France	50
Fonda BV	Netherlands	50
Organon – Sanofi~Synthélabo LLC	USA	50

F. SIGNIFICANT DIFFERENCES BETWEEN FRENCH AND US GAAP

F.1. Reconciliation of net income and shareholders’ equity and condensed consolidated US  GAAP statements of income and balance sheets

     The Group’s consolidated financial statements have been prepared in accordance with French GAAP which, as applied by the Group, differs in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The effects of the application of US GAAP on net income for each of the years ended December 31, 2001 and 2000 are set out in the table below:

		Year Ended December 31,

		2001	2000

		(in millions of euro)
Net income, as reported under French GAAP		1,585	985

US GAAP adjustments:
(a)	Purchase accounting: Synthélabo Group	(364)	(527)
	Purchase accounting: Sterling	(52)	(51)
	Purchase accounting: other	(29)	(28)
(b)	Provisions and other liabilities	(23)	(99)
(c)	Research and development arrangement	—	28
(d)	Derivative financial instruments	(36)	42
(e)	Other	(14)	29
(f)	Deferred income tax effect on above adjustments	122	219
(g)	Deferred income taxes on equity investees	(2)	—

Total US GAAP adjustments		(398)	(387)

Net income, as determined under US GAAP		1,187	598

     The effects of the application of US GAAP on shareholders’ equity as of December 31, 2001 and 2000 are set out in the table below:

		December 31,

		2001	2000

		(in millions of euro)
Shareholders’ equity, as reported under French GAAP		5,768	4,304

US GAAP adjustments:
(a)	Purchase accounting: Synthélabo Group	8,761	9,201
	Purchase accounting: Sterling	18	112
	Purchase accounting: other	148	166
(b)	Provisions and other liabilities	35	110
(c)	Research and development arrangement	—	—
(d)	Derivative financial instruments	34	37
(e)	Other	(490)	(205)
(f)	Deferred income tax effect on above adjustments	(1,405)	(1,524)
(g)	Deferred income taxes on equity investees	(16)	(46)

Total US GAAP adjustments		7,085	7,851

Shareholders’ equity, as determined under US GAAP		12,853	12,155

     The following are the Group’s condensed consolidated statements of income prepared in accordance with US  GAAP for each of the years ended December 31, 2001 and 2000:

	Year Ended December 31,

	2001	2000

	(in millions of euro, except per-share amounts)
Revenues from sale of products	6,069	5,636
Revenues from licensing agreements	548	397

Revenues	6,617	6,033

Cost of goods sold	(1,717)	(1,757)
Research and development	(1,037)	(932)
Selling and general	(2,272)	(2,101)
Intangibles – amortization and impairment	(592)	(584)
Other income and expense, income from equity investees and minority interests	852	379

	1,851	1,038
Income taxes	(664)	(440)

Net income	1,187	598

Earnings per share:
Basic earnings per share	1.65	0.83
Diluted earnings per share	1.64	0.82

     The following are the Group’s condensed consolidated balance sheets prepared in accordance with US GAAP as of December 31, 2001 and 2000:

	December 31,

	2001	2000

	(in millions of euro)
Assets
Cash and cash equivalents	123	207
Short-term investments and deposits	3,710	2,373
Accounts receivable	1,587	1,102
Inventories	805	726
Deferred income taxes	330	288
Other current assets	634	649

Total – current assets	7,189	5,345

Property, plant and equipment	1,178	1,156
Goodwill	4,587	4,768
Other intangible assets	5,178	5,169
Other non-current assets	182	469

Total assets	18,314	16,907

Liabilities and shareholders’ equity
Accounts payable	717	637
Current portion of long-term debt	285	291
Other current liabilities	2,067	1,307

Total – current liabilities	3,069	2,235

Long-term debt	119	121
Deferred income taxes	1,280	1,513
Other non-current liabilities	972	855

Total – liabilities	5,440	4,724

Minority interests	21	28
Shareholders’ equity	12,853	12,155

Total liabilities and shareholders’ equity	18,314	16,907

     The following are the Group’s consolidated statements of comprehensive income prepared in accordance with US GAAP for each of the years ended December 31, 2001 and 2000:

	Year Ended December 31,

	2001	2000

	(in millions of euro)

Net income, as determined under US GAAP	1,187	598

Other comprehensive income (loss):
Foreign currency translation adjustments	4	(9)
Net unrealized gain (loss) on cash flow hedges, net of related tax of 11 and zero, respectively	21	—
Net unrealized gain (loss) on available-for-sale securities, net of related tax of 15 and (8), respectively	(21)	11
Less: reclassification adjustment for amounts included in income, net of related tax of zero and 7, respectively	—	(9)
Additional minimum pension liability, net of related tax of 21 and zero, respectively	(39)	—

Comprehensive income, as determined under US GAAP	1,152	591

(a) Purchase accounting

     Under French and US GAAP, business combinations are generally accounted for as purchases. The cost of an acquired company is assigned to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill, which is amortized over its estimated useful life. Information with respect to the specific differences between French GAAP and US GAAP for the Group’s significant acquisitions is provided below.

Merger of Sanofi Group and Synthélabo Group

     Sanofi~Synthélabo was formed following the merger of the Sanofi Group and the Synthélabo Group in 1999. Under French GAAP, the transaction between the Sanofi Group and the Synthélabo Group was accounted for as a merger, effective July 1, 1999, which resulted in the harmonization of accounting policies and the revaluation of assets and liabilities of both the Sanofi Group and the Synthélabo Group to adjust them to their value to the Group. The results of operations and cash flows of Sanofi and Synthélabo are included in the accounts of Sanofi~Synthélabo from July 1, 1999.

     Under US GAAP, the merger is required to be accounted for as a purchase in accordance with APB Opinion No. 16, “Business Combinations.” The Sanofi Group is deemed to be the accounting acquirer with the assets and liabilities of the Synthélabo Group being recorded at their estimated fair values. The effective date of the acquisition for accounting purposes was July 1, 1999; accordingly, the results of operations and cash flows of Synthélabo are included from July 1, 1999. The cost of the Synthélabo Group to the Sanofi Group was approximately 9.0 billion euro, excluding assumed liabilities, and consisted principally of the fair value of 62.8 million shares of Sanofi~Synthélabo issued in exchange for all of the outstanding shares of Synthélabo (each share of Synthélabo was exchanged for 1.3 shares of Sanofi~Synthélabo). The aggregate consideration of 9.0 billion euro was allocated for US GAAP purposes to the assets and liabilities of the Synthélabo Group as follows:

Amount

(in millions of euro)
ASSETS
Current assets	962
Property, plant and equipment	365
Investment in Lorex	956
Identified intangible assets	4,079
In-process research and development	391
Goodwill	5,023
Other non-current assets	178

TOTAL	11,954

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	525
Long-term debt	108
Deferred income taxes	1,871
Other non-current liabilities and minority interests	483
Shareholders’ equity	8,967

TOTAL	11,954

     The aggregate adjustment related to the merger included in the reconciliations of net income and shareholders’ equity includes adjustments related to both (i) the application of US GAAP purchase accounting to the assets and liabilities of the Synthélabo Group as well as (ii) the effects of US GAAP adjustments related to the reversal of revaluations recorded in connection with the merger related to the assets and liabilities of the Sanofi Group.

     The components of the aggregate shareholders’ equity and net income adjustments included in the reconciliations as of and for each of the years ended December 31, 2001 and 2000 are summarized below:

	2001		2000

	Net Income	Equity	Net Income	Equity

	(in millions of euro)

Investment in Lorex	(67)	705	(67)	772
Identified intangible assets	(215)	3,438	(215)	3,653
Goodwill	(189)	4,628	(179)	4,865
Stock-based compensation	(2)	—	(7)	—
Provisions and other	109	(10)	(59)	(89)

Total adjustment	(364)	8,761	(527)	9,201

     The identified intangible assets are being amortized over their estimated useful lives (ranging from 10 to 40 years). Goodwill is being amortized over its estimated useful life of 30 years. Acquired in-process research and development (amounting to 391 million euro) that had no alternative future use was charged to expense at the time of acquisition (in the period ended December 31, 1999).

     The above adjustment to net income for the year ended December 31, 2000 for identified intangible assets includes an impairment loss of 29 million euro. The above adjustments to identified intangible assets and goodwill for the year ended December 31, 2001 include a 24 million euro loss and 11 million euro loss, respectively, related to the gain (loss) on disposals of certain businesses during the year.

     Provisions and other – provisions recorded in connection with a business combination

     Under French GAAP, restructuring charges are recorded when management expects that the related costs will be incurred. The Group recorded restructuring liabilities, which were incurred principally in connection with the merger of the Sanofi Group and the Synthélabo Group (note D.14), during the period when a decision for the restructuring had been approved by management of the Group.

     Under US GAAP, the criteria related to recognition of restructuring provisions recorded in connection with a business combination are provided by EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” (“EITF 95-3”). EITF 95-3 requires that (i) management having the appropriate level of authority has begun to assess and formulate a restructuring plan, (ii) management having the appropriate level of authority completes the assessment and approves and commits the company to the plan as soon as possible after consummation of the acquisition and (iii) the plan is sufficiently detailed and the time period required to implement the plan is sufficiently short. In addition, costs associated with an exit plan are recognized as restructuring provisions only if the related costs are not associated with or do not benefit continuing activities of the company. Where these criteria are met, restructuring pro visions may be recorded directly in the purchase price allocation thereby not recognizing an expense in the statement of income.

     Certain of the restructuring provisions, which were recorded in the fair value adjustments recognized under French GAAP in connection with the merger of the Sanofi Group and Synthélabo Group, did not qualify for recognition under US GAAP in accordance with EITF 95-3. Restructuring charges which did not qualify for recognition in purchase accounting under US GAAP were charged to expense under US GAAP when the criteria in EITF 94-3 were satisfied. For additional information on the requirements of EITF 94-3, see note F.1.(b).

     Provisions and other – adjustments to shareholders’ equity related to the merger

     Under French GAAP, the Group recorded adjustments to beginning shareholders’ equity in the six months ended December 31, 1999 and each of the years ended December 31, 2000 and 2001 as a result of the finalization of estimates in conjunction with the merger of Sanofi and Synthélabo (note D.12.2), including provisions for restructuring, provisions for income taxes and other provisions. Depending on their nature, these French GAAP adjustments to shareholders’ equity were eliminated under US GAAP and were recorded either (i) as an adjustment to goodwill recorded in connection with the merger or (ii) as an adjustment to net income in the six months ended December 31, 1999 or one of the years ended December 31, 2000 or 2001.

Sterling

     In September 1994, Sanofi acquired the worldwide assets of the human healthcare division of Eastman Kodak (“Sterling”). Under French GAAP, no goodwill or intangibles associated with the acquisition of Sterling are reflected in the Sanofi~Synthélabo consolidated financial statements.

     Under US GAAP, certain intangible assets, including acquired in-process research and development, intellectual property rights and an assembled workforce, were valued, recorded and are being amortized over their estimated useful lives ranging from 8 to 20 years. The aggregate cost of Sterling to the Sanofi Group was approximately 940 million euro, excluding assumed liabilities.

Other

     Under French GAAP, no goodwill or intangible assets associated with certain other acquisitions are reflected in the Sanofi~Synthélabo consolidated financial statements. Under US GAAP, certain intangible assets, including assembled workforce, were valued, recorded and are being amortized over their estimated useful lives.

(b) Provisions and other liabilities

     The components of the aggregate shareholders’ equity and net income adjustments for provisions and other liabilities included in the reconciliations as of and for each of the years ended December 31, 2001 and 2000 are summarized below:

	2001		2000
	Net Income	Equity	Net Income	Equity

	(in millions of euro)
Restructuring provisions	(21)	20	(97)	50
Other provisions for risks and charges	(2)	15	(2)	60

Total adjustment, before tax	(23)	35	(99)	110

     Under French GAAP, certain provisions and reserves, excluding reserves for restructuring charges, may be provided for as of the balance sheet date when management has determined that it is more likely than not that the related costs will be incurred.

     Under US GAAP, loss contingencies may only be accrued if it is considered probable that a liability has been incurred as of the balance sheet date and the amount of loss can be reasonably estimated. In addition, for certain reserves such as restructuring charges, additional criteria must be met in order to allow recognition of contingent losses as described further below.

Restructuring charges

     Under French GAAP, restructuring charges are recorded when management expects that the related costs will be incurred. The Group recorded restructuring liabilities, which were incurred principally in connection with the merger of the Sanofi Group and the Synthélabo Group (note D.14), during the period when a decision for the restructuring had been approved by management of the Group.

     Under US GAAP, criteria related to recognition of restructuring provisions recorded in situations other than those involving a business combination are provided by EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity” (“EITF 94-3”). EITF 94-3 requires that certain specific conditions be satisfied prior to accruing for termination-related costs. Specifically, EITF 94-3 requires that (i)  management having the appropriate level of authority has approved the restructuring plan, (ii) affected employees be notified prior to the balance sheet date and (iii) the plan is sufficiently detailed and the time period required to implement the plan is sufficiently short. In addition, costs associated with an exit plan are recognized as restructuring provisions only if the related costs are not associated with or do not benefit continuing activities of the company. Generally, differences between French GAAP and US GAAP relate to the timing of recognition of expense resulting in recognition of liabilities and related expenses in a later period for US GAAP compared to French GAAP.

(c) Research and development arrangement

     In 1999, the Company entered into a research and development arrangement under which the Group formed, with a partner, a joint venture for the development of a product for the US market. In December 2000, the Group purchased its partner’s share of the joint venture. The total consideration paid in 2000 included the refund of the up-front payment received and reimbursement of the partner’s share of research and development expenses incurred through the joint venture.

     Under French GAAP, the Group accounted for its research and development expenses related to the joint venture as incurred, recorded the up-front fee as revenue in 1999 and recorded the termination indemnity expense in 2000.

     Under US GAAP, the up-front payment received in 1999 was recognized over the estimated duration of the joint venture and research and development expenses incurred by the partner were accrued pursuant to the purchase commitment. Upon termination of the joint venture in 2000, the unrecognized portion of the up-front payment received was reversed, the provision was released and the termination-related indemnity was recorded as an expense.

(d) Derivative financial instruments

     Under French GAAP, the Group uses derivative instruments to hedge its exposure to risks arising from fluctuations in exchange rates and interest rates and to protect operating margins. Generally, the Group’s derivative financial instruments hedge anticipated transactions. Gains and losses arising on hedging transactions are calculated and recognized symmetrically with the recognition of gains and losses on the hedged item. Gains and losses arising from the mark-to-market of instruments not qualifying for hedge accounting under French GAAP are recognized in the statement of income.

     Under US GAAP (prior to the adoption of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”)), derivative financial instruments must be designated to a specific asset or liability or group of similar assets or liabilities in order to be accounted for as a hedge. Derivative financial instruments which do not qualify for hedge accounting under US GAAP are accounted for as trading derivatives and are recorded at fair value with changes in fair value reflected in the statement of income.

     Effective January 1, 2001, the Group adopted SFAS No. 133, which establishes accounting and reporting standards for derivative instruments, including derivatives embedded in other contracts, and hedging activities. All derivatives, whether designated in a hedging relationship or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of changes in the fair value of the derivative instrument are recorded in other comprehensive income and are recognized in the earnings when the hedged item affects earnings. The ineffective portion of changes in the fair value of cash flow hedges are recognized in earnings.

     Under US GAAP, until January 1, 2001, the Group accounted for all of its derivative financial instruments at fair value with changes in fair value recognized in the US GAAP statement of income. Consequently, the adoption of SFAS No. 133 on January 1, 2001 did not result in any cumulative effect adjustment to either the Group’s net income or comprehensive income. Effective with the adoption of SFAS No. 133 on January 1, 2001, the Group accounted for substantially all of its derivative financial instruments as cash flow hedges.

     For the year ended December 31, 2001, the Group recognized a net unrealized gain of one million euro in net income which is included in “Other income/(expense), net” in the statement of income related to derivative financial instruments which either did not qualify as cash flow hedges or which are designated as trading instruments.

     Unrealized gains and losses included in other comprehensive income are reclassified into earnings when the forecasted transaction occurs. The Group estimates that a net unrealized gain of 32 million euro (before income taxes), which is included in accumulated other comprehensive income as of December 31, 2001 will be reclassified to earnings during the year ended December 31, 2002.

     The Group’s cash flow hedges of forecasted transactions as of December 31, 2001 relate to exposures to variability in future cash flows which are forecasted to occur in the future. For the year ended December 31, 2001, no gains or losses were reclassified into earnings as a result of the discontinuance of cash flow hedges because it was probable that the original forecasted transaction would not occur.

(e) Other

     The aggregate adjustment included as “Other” in the reconciliations of consolidated net income and shareholders’ equity consists of:

	Net Income		Shareholders’ Equity

	2001	2000	2001	2000

	(in millions of euro)
US GAAP adjustments:
Stock-based compensation	(8)	(5)	—	—
Revenue recognition	14	4	—	(14)
Marketable and investment securities	—	16	10	45
Pensions and postretirement benefits	(11)	19	(38)	64
Treasury shares	(9)	(5)	(462)	(300)

Total adjustment, before tax	(14)	29	(490)	(205)

Stock-based compensation

     Under French GAAP, no compensation expense related to stock-based compensation plans is recognized in the financial statements. The shares issued upon exercise of the options are reflected as an increase in share capital upon exercise the option.

     Under US GAAP, the Group applies the intrinsic value method of APB 25, “Accounting for Stock Issued to Employees” (“APB 25”), as permitted by SFAS 123, “Accounting for Stock Based Compensation” and other related interpretations (“SFAS 123”). Under APB 25, when the exercise price of the stock options is less than the market price of the underlying shares on date of grant, compensation expense is recognized over the related vesting period, if any.

Revenue recognition

     Under French GAAP, non-refundable up-front payments received related to research and development and/or marketing arrangements are recognized immediately in the statement of income. Also, amounts not recoverable at the time of execution of an agreement are recorded as revenue and are provided for.

     Under US GAAP, Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”) precludes immediate recognition of up-front payments received related to these types of arrangements except in limited circumstances. In situations where up-front payments, even if non-refundable, are not permitted to be recognized immediately in income, they are generally recognized over the period to which they are considered to relate. Amounts not recoverable at the time of execution of an agreement are deferred and recognized if, and when, recoverability is assured.

Marketable and investment securities

     Under French GAAP, marketable securities are valued at the lower of cost or market value. Investment securities are stated at the lower of acquisition cost or value in use. Provisions for impairment that are recorded when value in use is lower than acquisition cost may be reversed if asset values increase. Unrealized gains on marketable and investment securities are not recognized.

     Under US GAAP, marketable securities and investment securities are classified into three categories: trading, held-to-maturity and available-for-sale. The Group owns principally available-for-sale securities for which unrealized gains and losses are recorded in other comprehensive income. Unrealized losses that are other-than-temporary are charged to the statement of income. As of December 31, 2001 and 2000, the Group’s available-for-sale securities had an aggregate fair value of 42 million euro and 68 million euro, respectively. Aggregate proceeds on sales of available-for-sale securities for the year ended December 31, 2001 amounted to 9 million euro.

Treasury shares

     Under French GAAP, treasury shares repurchased for purposes of re-allocating them at a later date to employees pursuant to a stock-based compensation plan are recorded, at cost, as an asset in the Group’s balance sheet. When the shares are expected to be re-allocated at a value below their recorded cost, a provision is recognized as expense in the statement of income for the difference between cost and expected re-issuance proceeds.

     Under US GAAP, treasury shares repurchased are recorded, at cost, as a reduction of shareholders’ equity. Any difference between the recorded cost and proceeds received on a subsequent issuance of the treasury shares is also reflected directly in shareholders’ equity.

     As of December 31, 2001, the Group held 11,419,291 of its common shares in treasury.

Pensions and postretirement benefits

     Under French GAAP, the Group’s pension schemes and post-retirement benefits are reflected in the balance sheet as liabilities and in the statement of income as expense based on actuarial computations that comply with French GAAP requirements.

     Under US GAAP, the Group accounts for its pension and postretirement benefit plans in accordance with SFAS 87, “Employers’ Accounting for Pensions” (“SFAS 87”) and SFAS 106, “Employers’ Accounting for Postretirement Benefits” (“SFAS 106”). Transition obligations for pensions have been calculated as of December 31, 1999 as permitted for companies outside the United States and have been amortized from the initial implementation date of SFAS 87 in 1989 over a period equal to the higher of 15 years or the remaining expected service life of employees.

(f) Deferred income tax effect on above adjustments

     This adjustment reflects the tax effects of the US GAAP adjustments reflected in the reconciliations of shareholders’ equity and net income.

     The Group is in a net deferred tax liability position under US GAAP principally due to the deferred tax liabilities recognized related to identified intangible assets recorded under US GAAP in connection with the merger of Sanofi and Synthélabo. The reversal of these deferred tax liabilities will allow the Group to realize the benefit of certain deferred tax assets under US GAAP. Therefore, this adjustment also includes the recognition of certain deferred tax assets under US GAAP.

     This adjustment also includes a non-recurring tax benefit amounting to 71 million euro for the year ended December 31, 2000 related to the impact of a change in statutory tax rates in France on the deferred tax liabilities recognized related to identified intangible assets in the Group’s US GAAP financial statements.

(g) Deferred income taxes on equity investees

     Under French GAAP, a deferred tax liability is recorded for a taxable distribution when such distribution is considered probable.

     Under US GAAP, a deferred tax liability is recorded for the excess of the amount for financial reporting over the tax basis of investments in a 50%-or-less owned entity.

F.2. Differences in presentation between French GAAP and US GAAP

     Certain differences exist between the presentation of financial statements in accordance with French GAAP and US GAAP. Below is a summary of the significant presentation differences for the Group.

Proportionate consolidation

     Under French GAAP, joint ventures are accounted for under the proportionate consolidation method. Under this method, the Group presents its proportionate share of the assets, liabilities, equity, revenues and expenses of the joint venture in each major caption of its balance sheets and statements of income.

     Under US GAAP, investments in joint ventures are generally accounted for using the equity method.

     The differences in accounting treatment between the proportionate consolidation method and the equity method have no impact on shareholders’ equity or net income. The impact is limited to presentation differences only. These presentation differences for Lorex, the only significant investment accounted for by the proportionate consolidation method under French GAAP until December 31, 2001, have been reflected in the condensed consolidated US GAAP balance sheet for 2000 and statements of income for 2000 and 2001.

     Under the profit-sharing agreement, Sanofi-Synthélabo was entitled to 18% of the profits in 1999 (against 82% for Pharmacia). The percentage rose to 40% in 2000, 47% in 2001 and was scheduled to rise to 49% from January 1 to April 15, 2002. The profit-sharing agreement also provided for the acquisition by the Group of the 51% interest owned by Pharmacia on April 16, 2002.

     The differences between the 49% of Lorex’s profits recognized using the proportionate consolidation method under French GAAP and the share of profits Sanofi-Synthélabo is contractually entitled to (18% in 1999, 40% in 2000 and 47% in 2001) is recorded in the statement of income on the line “Other operating income/(expense), net” under French GAAP and on the line “Other income and expense, income from equity investees and minority interests” under US GAAP. The corresponding liability is accounted for as an increase in Pharmacia’s partner capital account and is settled in the following period. As the Lorex result is fully distributed every year to each of the partners in accordance with the terms of the joint venture agreement, there has been no difference between the carrying amount of the equity investment under US GAAP and the underlying equity in net assets.

     Summarized financial information relating to Lorex is presented in note F.4.3 on an aggregate basis with the Group’s other equity method investees. Lorex is fully consolidated in the balance sheet as of December 31, 2001 under French and US GAAP.

Presentation of Alliance agreements with BMS

     Under French GAAP, the Alliance entities majority-owned by BMS are presented in a manner similar to the equity method with the Group’s share of the Alliance’s operating profit recorded in “Other operating income / (expense)” in the statements of income. Alliance entities majority-owned by the Group are consolidated with BMS’ share of the operating profit recorded in “Other operating income / (expense)” in the statements of income.

     Under US GAAP, the entities majority-owned by BMS are presented as equity method investees in the condensed US GAAP financial statements with the Group’s share of the operating profits of the Alliance recorded as income from equity method investees in the statements of income. Under US GAAP, alliance entities majority-owned by the Group are fully consolidated in the condensed US GAAP financial statements with BMS’ share of the operating profit presented in minority interests in the condensed US GAAP statements of income.

     The difference is solely in terms of classification and display and has no impact on shareholders’ equity or net income. These reclassifications have been reflected in the condensed US GAAP balance sheets and statements of income.

     Summarized financial information relating to these Alliance entities majority-owned by BMS is presented in note F.4.3 on an aggregate basis with the Group’s other equity method investees.

License income and government levies

     Under French GAAP, the Group records license income and specific government levies related to the pharmaceuticals sector paid in certain countries in “Cost of goods sold.”

     Under US GAAP, license income is reflected as “Revenues”, and specific government levies related to the pharmaceuticals sector are reflected in “Selling and general expenses.”

     These reclassifications have been reflected in the condensed US GAAP statements of income.

Exceptional items

     Certain amounts presented as exceptional income and expense (non-operating) in the consolidated statements of income under French GAAP do not qualify as non-operating items under US GAAP.

Cash flow presentation

     Under French GAAP, the share of undistributed earnings of the Alliance entities majority-owned and under the operational management of BMS, and BMS’ share of undistributed earnings of the Alliance entities majority-owned and under the operational management of the Group, are presented in “Change in other operating assets and liabilities (net)” in the statements of cash flows.

     Under US GAAP, the share of undistributed earnings of the Alliance entities majority-owned by BMS would be presented under “Share in undistributed earnings of equity investees”, and BMS’ share of undistributed earnings of the Alliance entities majority-owned by the Group should be presented as “Minority interests” in the statements of cash flows.

     This presentation difference has no impact on cash from operations as reported under French GAAP.

F.3. Additional disclosures for the Group’s US GAAP financial statements

     Additional financial disclosures are required under US GAAP related to the Group’s financial statements measured under US GAAP. The following disclosures relate to the Group’s financial statements after reconciliation to US GAAP.

F.3.1. Stock-based compensation

     Options to subscribe to Group shares

     In conjunction with the acquisition of Synthélabo by Sanofi in 1999, Sanofi assumed stock option plans initiated by Synthélabo. The options were adjusted by the exchange ratio specified in the transaction but otherwise retained the same terms as those contained in the original Synthélabo Group options. No additional options will be granted under any of the assumed stock option plans.

     Pro forma information regarding net income and earnings per share is required under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). The US GAAP information provided below has been determined as if the Group had accounted for its employee stock option plans under the fair-value method of SFAS No. 123 for each of the years ended December 31, 2001 and 2000:

	Year Ended December 31,

	2001	2000

	(in millions of euro, except per-share amounts)
Pro forma net income	1,164	590
Pro forma basic earnings per share	1.62	0.82
Pro forma diluted earnings per share	1.60	0.81

     The fair value of each option was estimated as of the date of grant using the Black-Scholes option-pricing model. The assumptions used in this model to value stock options granted during each of the years ended December  31, 2001 and 2000 are provided below:

	Year Ended December 31,

	2001	2000

Weighted-average assumptions:
Expected dividend yield	1.27%	1.41%
Volatility percentage	32.90%	29.70%
Risk-free interest rate	4.50%	5.00%
Holding period	5 years	5 years
Weighted average fair value of options granted (in euro)	24.63	15.62
Total fair value of options granted (in euro)	72,325,993	67,041,040

     Options to purchase Group shares

     No further grants may be made under the ex-Sanofi or ex-Synthélabo legacy stock option plans.

F.3.2. Pensions and postretirement benefits

     The following table reconciles the funded status of the Group’s plans with amounts recognized in the Group’s US GAAP condensed consolidated balance sheet as of December 31, 2001 and 2000:

	Pensions and Retirement Indemnities		Postretirement Benefits Other than Pensions

	2001	2000	2001	2000

	(in millions of euro)
Benefit obligation:
Beginning of year	910	873	53	52
Service cost	42	39	1	1
Interest cost	56	50	4	4
Actuarial (gain) loss	29	(17)	5	(5)
Participant contributions	2	2	—	—
Plan amendments	63	—	—	—
Foreign currency translation	26	26	3	4
Business combination	—	(6)	—	—
Benefits payments	(50)	(57)	(5)	(3)
Other	(9)	—	—	—

Benefits obligation, end of year	1,069	910	61	53

Plan assets at fair value:
Beginning of year	533	528	—	—
Actual return on plan assets	(59)	5	—	—
Foreign currency translation	20	23	—	—
Participant contributions	2	2	—	—
Employer contributions	16	10	—	—
Business combination	—	(1)	—	—
Benefits payments	(35)	(34)	—	—

Plan assets at fair value, end of year	477	533	—	—

(Prepaid) accrued benefit costs:
Funded status	592	377	61	53
Unrecognized transition obligation	(4)	(7)	—	—
Unrecognized prior service costs	(61)	—	4	4
Unrecognized actuarial gain (loss)	(136)	(4)	10	16
Contribution, end of year	(12)	(4)	—	—

(Prepaid) accrued benefit costs	379	362	75	73

Amounts recognized in the balance sheet:
Prepaid benefit costs	(8)	(5)	—	—
Accrued benefit liability	466	367	75	73
Intangible asset	(19)	—	—	—
Accumulated other comprehensive income	(60)	—	—	—

Net amount recognized	379	362	75	73

	Pensions and Retirement Indemnities		Postretirement Benefits Other than Pensions

	2001	2000	2001	2000

	(in millions of euro)
Net periodic benefit cost:
Service cost	42	39	1	1
Interest cost	56	50	4	4
Expected return on plan assets	(44)	(43)	—	—
Amortization of transition assets	3	3	—	—
Amortization of prior service cost	3	—	—	—
Amortization of actuarial (gain) loss	—	—	(1)	—
Effect of curtailments	—	(5)	—	—

Net periodic benefit cost	60	44	4	5

Accumulated benefit obligation	898	759

     Significant assumptions used in the preparation of the actuarial valuations are summarized below:

	Pensions and Retirement Indemnities		Postretirement Benefits Other than Pensions

	2001	2000	2001	2000

Weighted-average assumptions:
Discount rate	5.60%	5.77%	8.78%	8.84%
Rate of compensation increases	3.92%	4.02%	—	—
Expected long-term return on plan assets	7.56%	7.74%	—	—

     In determining net periodic benefit cost, the Group amortizes gains and losses if, as of the beginning of the year, the net unrecognized gains and losses exceeds 10% of the greater of the projected benefit obligation and the market related value of plan assets.

     As of December 31, 2001 and 2000, the effect of a 1% change in the health care cost trend rate assumptions would not have been significant.

F.3.3. Earnings per share

     Under US GAAP, basic earnings per share is computed using the weighted-average number of shares of common shares outstanding (excluding treasury shares). Diluted earnings per share is computed using the weighted-average common and potentially dilutive common shares outstanding, determined as follows for each of the years ended December 31, 2001 and 2000:

	Year Ended December 31,
	2001	2000

Weighted average shares outstanding used to compute basic earnings per share	720,726,645	723,095,521
Incremental shares issuable upon the assumed exercise of stock options	4,939,119	3,688,244

Weighted average shares used to compute diluted earnings per share	725,665,764	726,783,765

     Incremental shares issuable upon the assumed exercise of outstanding stock options are computed using the average market price during the related period.

F.3.4. Comprehensive income

     Accumulated other comprehensive income (determined in accordance with US GAAP) as of December 31, 2001 and 2000 comprises:

	December 31,

	2001	2000

	(in millions of euro)

Foreign currency translation adjustments	(200)	(204)
Net unrealized gain (loss) on cash flow hedges	21	—
Net unrealized gain (loss) on available-for-sale securities	4	25
Additional minimum pension liability	(39)	—

TOTAL	(214)	(179)

F.3.5. Use of estimates

     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Examples include provisions for returns, bad debts, product claims reserves, inventory obsolescence and the length of product life cycles, accruals associated with restructuring activities, income tax exposures, environmental liabilities, the accounting for stock options, estimated useful lives of goodwill and intangible assets and fair values of derivative financial instruments. Actual results could vary from these estimates.

F.3.6. Recent accounting pronouncements

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase business combination must meet in order to be recognized and reported separately from goodwill. In particular, any purchase price allocable to an assembled workforce may not be accounted for apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (“SFAS  No.  121”).

     The Group was required to adopt the provisions of SFAS 141 effective for all acquisitions subsequent to July 1,  2001. The provisions of SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires that goodwill and intangible assets determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 have been amortized in the 2001 financial statements. There were no significant business combinations completed between July 1, 2001 and December 31, 2001.

     Upon adoption of SFAS No. 142, SFAS No. 141 will require that the Group evaluate its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Group will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Group will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first year of adoption. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

     In connection with the transitional goodwill impairment evaluation, SFAS No. 142 will require the Group to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Group must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Group will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit’s carrying amount. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the Group must perform the second step of the transitional impairment test.

     In the second step, the Group must compare the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets (recognized and unrecognized) and liabilities (in a manner similar to a purchase price allocation) to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of an accounting change in the Group’s consolidated income statement.

     As of December 31, 2001, the Group had 4,587 million euro of unamortized goodwill under US GAAP. US  GAAP amortization expense related to goodwill was 178 million euro and 177 million euro for each of the years ended December 31, 2001 and 2000, respectively. The Group is currently evaluating the impacts of SFAS No. 141 and SFAS No. 142, including the transitional goodwill impairment test required by SFAS No. 142.

     In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale and to be disposed of by sale. Although SFAS No.  144 retains certain of the provisions of SFAS No. 121, it supersedes SFAS No. 121 and Accounting Principles Board (“APB”) Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business. SFAS No. 144 also amends Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Statement is effective for financial statements issued for fiscal years beginning after December  15,  2001 and will thus be adopted by the group as of January 1, 2002. The impact of SFAS No. 144 on the Group’s financial statements has not yet been determined.

F.4. Additional disclosures for the Group’s French GAAP financial statements

     Additional financial statement disclosures are required under US GAAP related to the Group’s financial statements measured under French GAAP. The following disclosures relate to the Group’s financial statements as prepared under French GAAP.

F.4.1. Leases

Operating leases

     The Group leases certain of its properties and equipment in the ordinary course of business for use in its operations. Future minimum payments under non-cancelable operating leases as of December 31, 2001 totaling 261  million euro are scheduled to be paid as follows:

Year Ending December 31,

(in millions of euro)
2002	67
2003	51
2004	33
2005	22
2006	15
2007 and thereafter	73

TOTAL	261

     Rental expense recognized by the Group for each of the years ended December 31, 2001 and 2000 amounted to 79 million euro and 87 million euro, respectively.

Capital leases

     Future minimum payments related to capital leases as of December 31, 2001 totaling 88 million euro and including interest payments of 25 million euro are scheduled to be paid as follows:

	Interest Portion	Principal Portion	Total

	(in millions of euro)
2002	4	6	10
2003	4	6	10
2004	3	8	11
2005	3	6	9
2006	2	5	7
2007 and thereafter	9	32	41

TOTAL	25	63	88

F.4.2. Provisions for restructuring

     In 1999, the Group recorded provisions for restructuring relating to the merger between Sanofi and Synthélabo, excluding revaluations of liabilities and transaction-related expenses, of 448 million euro, which consisted of: employee termination costs of 339 million euro; impairment of tangible fixed assets of 80 million euro; and indemnities paid to third parties for termination of existing contracts and other costs of 29 million euro. Additional information related to the 1999 provisions and the geographies to which they relate is provided in the table below:

	Employee Termination Costs	Other Restructuring- Related Costs	Total

	(in millions of euro)
Western Europe	331	94	425
Other (Rest of World)	8	15	23

TOTAL	339	109	448

     The most significant portion of the restructuring charge for Western Europe related to actions to be taken in France. In France, the employee-termination costs related to a reduction in workforce of approximately 470  employees, which was carried out principally through a program of voluntary early retirement for people aged 55 as of December 31, 1999.

F.4.3. Summarized financial information related to equity investees

     The table below presents summarized balance sheet information for Yves Rocher, Lorex (accounted for by the equity method under US GAAP) and the significant Alliance entities majority-owned and under the operational management of BMS as of December 31, 2001 and 2000:

	December 31,

	2001	2000

	(in millions of euro)
Assets
Current assets	1,257	1,279
Non-current assets	325	298

TOTAL	1,582	1,577

Liabilities and Partners’ Capital
Current liabilities	1,051	986
Non-current liabilities	318	308
Equity	213	283

TOTAL	1,582	1,577

   The table below presents summarized income statement information for Yves Rocher, Lorex (accounted for by the equity method under US GAAP) and the significant Alliance entities majority-owned and under the operational management of BMS for each of the years ended December 31, 2001 and 2000:

	Year Ended December 31,

	2001	2000

	(in millions of euro)
Net sales	4,409	3,356
Cost of goods sold	1,392	1,002
Operating income	1,395	886
Net income	1,339	823

     As described in note C.2 and D.1, the balance sheet of Lorex was fully consolidated as of December 31, 2001 following the transfer of control of Lorex to Sanofi~Synthélabo from Pharmacia at the end of 2001. The results of operations of Lorex will be fully consolidated beginning January 1, 2002. Consequently, summarized financial information for 2001 includes balances for Lorex for the statement of income only.

F.4.4. Supplemental cash flow information

     The following supplemental cash flow disclosures are provided with respect to the Group’s statement of cash flows for each of the years ended December 31, 2001 and 2000:

	Year Ended December 31,

	2001	2000

	(in millions of euro)

Income taxes paid	449	378
Interest paid	18	19

F.4.5. Inventories

     The gross value of inventories as of December 31, 2001 and 2000 comprise:

	December 31,

	2001	2000

	(in millions of euro)

Raw materials	305	196
Work-in-process	113	178
Finished goods	442	396

Gross value	860	770

     Due to the diverse nature of the activity of the Group, certain products sold outside and within the Group may be considered alternatively as raw materials, work-in-progress or finished goods, depending on the circumstances. Inventories are classified in the above based on the perspective of the individual subsidiaries holding the inventory.

F.4.6. Income taxes

     The Group’s income before income taxes for each of the years ended December 31, 2001 and 2000 is as follows:

	Year Ended December 31,

	2001	2000

	(in millions of euro)
Income before income taxes:
Domestic (France)	1,317	806
Foreign	1,097	796

TOTAL	2,414	1,602

Income taxes:
Domestic (France)	(473)	(296)
Foreign	(369)	(315)

TOTAL	(842)	(611)

F.4.7. Foreign currency transactions

     The Group recognized aggregate net foreign currency transaction results for each of the years ended December  31, 2001 and 2000 of a 5 million euro gain and a 25 million euro loss, respectively.

F.4.8. Shareholders’ equity

     As of December 31, 2001, 465 million euro of the Group’s consolidated retained earnings were restricted as to distribution or use. Of this amount, 171 million euro constitutes a legal reserve (generally, 5% of retained earnings up to a maximum of 10% of share capital) which is restricted as to distribution. The remaining 294 million euro principally represents a portion of net gains on disposals whose distribution would be subject to supplementary taxation.

F.4.9. Research and development collaborations

     The Group may have payments due to research and development partners under collaborative agreements. These agreements typically cover multiple products and give the Group the option to participate in the development on a product-by-product basis. When the Group exercises an option with respect to a product, it pays its collaborative partner a fee and receives intellectual property rights in exchange. The Group is also generally required to fund some or all of the development costs for products that it selects and to make payments to the Group’s partners when those products reach development milestones.

     The Group’s principal collaborative agreements are:

•	a collaboration agreement with Organon to develop anti-thrombotic oligosaccharides (in continuation of the work that resulted in the development of Arixtra®);
•	a collaboration agreement with Cephalon for the development of angiogenesis inhibitors, in respect of which the payment for the first product could reach US$32 million;
•	an agreement with Immuno-Designed Molecules to develop cellular immunology therapies for cancer under which the Group’s payments could reach 30 million euro for each of up to 20 products, at the Group’s option, over 10 years; and
•	an agreement with Mitsubishi-Pharma Corp to develop neuroprotective agents for use in the treatment of neurogenerative disorders.

     Because of the uncertain nature of the development work, it is impossible to predict if the Group will exercise an option for a product or if the relevant milestones will be achieved. For this reason, it is impossible to

F.4.10. Fair value of financial instruments

     The carrying values and estimated fair values of certain of the Group’s financial instruments outstanding as of December 31, 2001 and 2000 are summarized below:

	2001		2000

	Carrying Value	Fair Value	Carrying Value	Fair Value

	(in millions of euro)

Long-term debt (excluding capital lease obligations)	62	62	56	56
Forward foreign currency exchange contracts (written)	2	23	21	49
Forward foreign currency exchange contracts (purchased)	2	3	—	(3)
Foreign currency options (written calls)	17	10	8	3
Foreign currency options (purchased puts)	17	20	8	14
Foreign currency options (purchased calls)	—	2	—	—

     With regard to cash, accounts receivable, bank overdrafts and other short-term debt as well as accounts payable, the Group considers that the carrying value is a reasonable estimate of their fair value due to their short-term maturities and readily available market for these types of instruments.

     The following methods and assumptions were used by the Group in estimating its fair values for financial instruments:

•	Long-term debt (excluding capital lease obligations) – The carrying value of the Group’s variable-rate long-term debt approximates fair value. The fair value of long-term fixed rate debt has been estimated based on current interest rates available to the Group for debt instruments with similar terms, degrees of risk and remaining maturities. Substantially all of the Group’s long-term debt is either variable rate or relates to capitalized leased obligations.

•	Forward foreign currency exchange contracts (written and purchased) – The estimated fair value of forward foreign currency exchange contracts is based on the estimated amount at which they could be settled based on forward market exchange rates.

•	Foreign currency option contracts (written and purchased) – The fair values of foreign currency option contracts are obtained from dealer quotes. These values represent the estimated net amount the Group would receive or pay to terminate the agreements.

F.4.11. Risks and concentrations

     The Group is not dependent on any single customer or major group of customers for its sales. Products are sold throughout the world to a wide range of customers including pharmacies, hospitals, chain warehouses, governments, physicians, wholesalers and other distributors.

     Sales of selected products for each of the years ended December 31, 2001 and December 31, 2000 are as follows:

	Year Ended December 31,

	2001	2000

	(in millions of euro)

Stilnox®/Ambien®	786	582
Plavix®	705	437
Aprovel®/Avapro®	423	300
Fraxiparine®	297	255
Dépakine®	243	211
Corotrope®/Primacor®	237	180
Ticlid®	205	235
Eloxatine®	196	141
Cordarone®	162	156
Tildiem®	152	154
Xatral®	148	120
Dogmatil®	124	134
Solian®	116	93
Aspégic® and related products	100	100
Kerlone®	82	77

F.4.12. Recent accounting pronouncements

     In 2000, the Comité de la Réglementation Comptable (CRC) issued CRC No. 2000-06, “Règlement sur les Passifs.” CRC 2000-06 requires that companies accrue for liabilities when all of the following conditions are met: (i) an obligation exists to a third party, (ii) it is certain or probable that the obligation will result in an outflow of resources and (iii) no equivalent compensation will be received from the third party in exchange for the outflow. CRC 2000-06 will be adopted by the Group as of January 1, 2002. The impact of initial adoption will be recognized directly in shareholders’ equity. The Group is currently evaluating what impact, if any, this new standard will have on their financial statements when adopted in 2002.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Sanofi~Synthélabo:

     We have audited the accompanying consolidated balance sheet of Sanofi and its subsidiaries (together, the “Group”) as of June 30, 1999 and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity for the six-month period then ended, all expressed in millions of euro. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements audited by us referred to above present fairly, in all material respects, the financial position of the Group as of June 30, 1999, and the results of its operations and its cash flows for the six-month period then ended, in conformity with accounting principles generally accepted in France.

Paris, France
February 19, 2002

Ernst & Young Audit

/s/ Dominique Thouvenin	/s/ Valérie Quint
/s/ Dominique Thouvenin	Valérie Quint

SANOFI GROUP

CONSOLIDATED BALANCE SHEET

June 30, 1999

(in millions of euro)

ASSETS

Intangible assets, net (note B.1)
Goodwill	1,380
Other intangible assets	174

Total	1,554

Property, plant and equipment (note B.2)
Gross	1,709
Accumulated depreciation	(956)

Net	753

Long-term investments
Investments in/advances to equity investees (note B.3)	291
Investments in/advances to non-consolidated companies (note B.4)	807
Other long-term investments	89

Total fixed assets	3,494

Deferred income taxes (note B.10)	96
Inventories (note B.6)	563
Accounts receivable (note B.7)	753
Other current assets (note B.8)	604
Short-term investments and deposits (note B.9)	618
Cash	69

TOTAL ASSETS	6,197

The accompanying notes are an integral part of the financial statements

SANOFI GROUP

CONSOLIDATED BALANCE SHEET

June 30, 1999

(in millions of euro)

LIABILITIES AND SHAREHOLDERS’ EQUITY

Shareholders’ equity (note B.11)
Share capital (June 30, 1999: 479,805,828 shares)	960
Additional paid in capital and reserves	3,221
Net income for the period	146
Cumulative translation adjustment	4

Total shareholders’ equity	4,331

Minority interests	33
Long-term debt (note B.12)	39
Other long-term liabilities (note B.13)	411
Deferred income taxes (note B.10)	27
Accounts payable	415
Other current liabilities (note B.14)	687
Short-term debt (note B.15)	254

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,197

The accompanying notes are an integral part of the financial statements

SANOFI GROUP

CONSOLIDATED STATEMENT OF INCOME

Six Months Ended June 30, 1999

(in millions of euro, except share and per-share amount)
Net sales (note B.21)	1,880
Cost of goods sold	(616)

Gross profit	1,264

Research and development expenses	(314)
Selling and general expenses	(704)
Other operating income / (expense), net	26

Operating profit (note B.21)	272

Intangibles – amortization and impairment	(15)
Net financial income / (expense)	(14)

Income before tax and exceptional items	243

Exceptional items (note B.18)	1
Income taxes (note B.19)	(72)

Net income before income from equity investees, goodwill amortization and minority interests	172

Income from equity investees, net	2
Goodwill amortization	(24)

Net income before minority interests	150

Minority interests	(4)

Net income	146

Weighted average number of shares outstanding	479,457,900
Earnings per share (basic and diluted)	0.30

Net income	146
Exceptional items and goodwill amortization, net of income taxes and minority interests	21

Income before exceptional items and goodwill amortization, net of income taxes and minority interests	167

Earnings per share before exceptional items and goodwill amortization (basic and diluted)	0.35

The accompanying notes are an integral part of the financial statements

SANOFI GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS

Six Months Ended June 30, 1999

(in millions of euro)
Net income	146
Minority interests	4
Share in undistributed earnings of equity investees	(2)
Depreciation and amortization	106
Gains on sales of fixed assets, net of income taxes	(1)
Provisions, long-term deferred taxes and other	10

Operating cash flow before changes in working capital	263
– Increase in inventories	(16)
– Decrease in accounts receivable	77
– Increase in accounts payable	18
– Change in other operating assets and liabilities (net)	(42)

Net cash provided by operating activities (A)	300

Acquisitions of tangible and intangible fixed assets	(136)
Acquisitions of investments	(6)
Total investments (note B.5)	(142)
Proceeds from disposal of fixed assets, net of taxes	26
Net change in loans, long-term advances and other investing cash flows	7

Net cash used in investing activities (B)	(109)

Issuance of Sanofi shares (note B.11)	4
Dividends paid:
– to Sanofi shareholders	(125)
– to minority shareholders of subsidiaries	(1)
Additional long-term borrowings	3
Repayments of borrowings	(3)
Net change in short-term borrowings	(125)
Net change in other investments	(4)

Net cash used in financing activities (C)	(251)

Impact of exchange rates on cash and cash equivalents (D)	5

Net change in cash and cash equivalents (A) + (B) + (C)+ (D)	(55)

Cash and cash equivalents, beginning of period	707

Cash and cash equivalents, end of period	652

The accompanying notes are an integral part of the financial statements

SANOFI GROUP

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

	Number of Shares	Share Capital	Additional Paid In Capital and Reserves	Cumulative Translation Adjustment	Total

	(in millions of euro, except share amounts)

Balance, December 31, 1998	111,954,472	427	3,515	(120)	3,822

Dividends paid out of 1998 earnings	—	—	(125)	—	(125)
Division of nominal value and translation to euro	335,863,416	45	(45)	—	—
Deconsolidation of Sanofi’s Beauty division	—	—	10	(10)	—
Issuance of shares on exercise of stock options	468,412	1	3	—	4
Issuance of shares on conversion of bonds into shares	31,499,528	30	320	—	350
Merger with Sanofi~Synthélabo	20,000	457	(457)	—	—
Net income for the six months ended June 30, 1999	—	—	146	—	146
Movement in cumulative translation adjustment	—	—	—	134	134

Balance, June 30, 1999	479,805,828	960	3,367	4	4,331

The accompanying notes are an integral part of the financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 1999

INTRODUCTION

     On May 18, 1999, Sanofi and Synthélabo were merged into Sanofi~Synthélabo and following the merger the separate Sanofi and Synthélabo entities ceased to exist. The consolidated financial statements of Sanofi have been prepared as if the entity continued to exist as a separate legal and operational entity until June 30, 1999, the effective date of the merger for purposes of reporting in the consolidated financial statements of Sanofi~Synthélabo.

     The consolidated financial statements of Sanofi and its consolidated subsidiaries (“the Group”) have been prepared in accordance with accounting principles generally accepted in France, as stated in the Law of January 3, 1985 and the Decree of February 17, 1986.

     The Sanofi Group is consolidated within the financial statements of Elf Aquitaine which owns, either directly or indirectly, 51.8% of the voting rights as of June 30, 1999.

A. ACCOUNTING POLICIES

A.1. Scope and consolidation methods

     All significant companies directly and indirectly controlled by the Group through the direct or indirect possession of voting rights or as a result of a contractual arrangement have been consolidated using the full consolidation method, showing minority interest separately.

     Companies over which Sanofi exercises significant influence (equity investees) are consolidated by the equity method.

     A list of companies included in the consolidation is given in section C of these notes.

A.2. Acquisitions

     When a company is acquired, the difference between the acquisition cost, including related costs, and the Group’s share of the book value of acquired net assets, based on group accounting policies, is recorded as follows :

•	Identifiable assets acquired and liabilities assumed are assigned a portion of the acquisition cost equal to their estimated fair value at the date of acquisition or soon thereafter. Liabilities assumed include accruals for reorganization costs related to the acquisition.
•	The excess of cost over the total amount assigned to identifiable assets acquired less liabilities assumed is recorded as goodwill.

A.3. Accounting policies and methods

     The accounts of consolidated companies are restated prior to consolidation to eliminate the impact of any divergences from the accounting policies used by the Sanofi group.

A.3.1. Foreign currency translation

     Each non-French subsidiary calculates its results in the currency that is most representative of its economic environment (the functional currency). In most cases, the functional currency is the local currency.

     During the transitional period ending on December 31, 2001, subsidiaries in the European single currency zone will gradually switch to using the euro rather than their national currency as their functional currency.

(a) Accounting for foreign currency transactions in individual company accounts

•	Fixed assets and inventories acquired in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of the acquisition.
•	All amounts receivable or payable in foreign currencies are translated using the exchange rate prevailing at the balance sheet date, or at the hedged rate where a hedge has been taken out in market.

The resulting gains and losses are taken to the profit and loss account. However, foreign exchange gains and losses arising from the translation of capitalizable advances made to consolidated subsidiaries are taken directly to the “Cumulative translation adjustment” line in shareholders’ equity.

      The financial statements of Sanofi have been prepared in French francs and translated into euro using the fixed rate of 6.55957 French francs per euro.

(b) Translation of the financial statements of foreign subsidiaries

     All assets and liabilities are translated into euro using the exchange rate of the subsidiary’s functional currency prevailing at the balance sheet date. The statements of income are translated using a weighted-average exchange rate for the period. The resulting translation difference is included in a separate component of shareholders’ equity and is recognized in the statement of income when the subsidiary is sold. By exception to this general rule, when a subsidiary operates in a hyper-inflationary environment with inflation exceeding 100% over a three-year period, fixed assets and inventories are translated using the historical exchange rate. Related statement of income items, such as the annual depreciation charge, are translated using the same exchange rate and the resulting translation adjustment is recorded in the statement of income under “Financial income/(expense), net.”

A.3.2. Property, plant and equipment

     Property, plant and equipment are recorded at acquisition cost to the Group or estimated value on the date of first consolidation, and are depreciated on a straight-line basis over their estimated useful lives.

     Leased assets are recorded as a fixed asset with a related liability when the terms of the lease effectively transfer the risks and rewards of ownership of the asset to the Group.

     Property, plant and equipment are depreciated over the following periods:

Buildings	20 years
Plant and equipment	8 to 10 years
Other tangible fixed assets	5 to 10 years

A.3.3. Intangible assets

     Goodwill arising on acquisitions of businesses (note A.2) is amortized on the straight-line method over varying periods not exceeding forty years. The amortization period is determined in relation to the nature of the business and its geographical location; however, a depreciation is recorded where circumstances indicate a long-term impairment of the initial investment.

     Patents are amortized over the lesser of their estimated economic or legal lives.

     Brands and leasehold rights acquired directly or as part of a company acquisition are recorded at cost or the fair value estimated at the time of a business acquisition (note A.2). They are not amortized, however, a provision for impairment may be recorded based upon the same objective criteria initially used to calculate their fair value.

A.3.4. Research and development

     Research and development expenditure is charged to the statement of income in the year in which it is incurred.

A.3.5. Inventories and commitments to purchase goods

     Inventories are valued at the lower of cost or net realizable value. Cost is calculated using the weighted average cost method or the first in, first out method. Returned goods are recorded at their estimated value as of the end of the accounting period, and are provided for.

A.3.6. Income taxes

     The group accounts for deferred taxation using the liability method.

     Deferred taxation is recognised on:

•	Differences between the tax and accounting valuation of assets and liabilities. Net deferred tax assets are only recognised where realisation is probable.
•	Tax losses available for carry-forward, where utilisation is probable.

     Withholding taxes on intra-group and third-party royalty payments are provided for on the “Income taxes” line in the profit and loss account, except if their distribution is unlikely.

A.3.7. Employee benefits

(a)	Sanofi’s pension and retirement benefit obligations are recognized as liabilities on the basis of an actuarial estimate of the obligation to employees and retirees annually prepared and updated as at June 30, 1999.

     This estimate takes account of assumptions regarding life expectancy, staff turnover, salary inflation, and discounting of the amounts payable.

(b)	Other post-employment benefits (healthcare, life assurance) granted by Group companies to their employees are also recognized as liabilities on the basis of an actuarial estimate of the vested rights of employees annually prepared and updated as at June 30, 1999.

A.3.8. Financial instruments

     The Group applies a hedging policy based on diversified, liquid financial instruments, with the aim of reducing its exposure to risks arising from fluctuations in exchange rates and interest rates and of protecting operating margins.

     These instruments relate to assets and liabilities existing at the balance sheet date and, in some cases, to commitments in respect of future transactions.

     Gains and losses arising on hedging transactions are calculated and recognized symmetrically with the recognition of gains and losses on the hedged item.

     Gains and losses arising from the mark-to-market of instruments not used for hedging purposes are recognized in the statement of income.

A.4. Earnings per share

     Earnings per share is calculated on the basis of the weighted average number of shares in issue during the accounting period. In the event of a stock split or bonus issue of shares, earnings per share for prior periods is adjusted accordingly.

     Diluted earnings per share is calculated on the basis that existing stock options and warrants are exercised and that financial instruments giving access to the capital are converted, taking account of the financial impact of such exercise or conversion.

A.5. Accounting for the agreements with Bristol-Myers Squibb (“BMS”)

     Two of the group’s leading drugs were jointly developed with BMS: the antihypertensive agent irbesartan (Aprovel®/Avapro®/Karvea®) and the atherothrombosis treatment clopidogrel (Plavix®/Iscover®).

     Under the terms of the agreements between Sanofi and BMS, Sanofi is paid a royalty as inventor of the two drugs. This royalty is accounted for at the gross profit level.

     As co-developers of the products, Sanofi and BMS each receive equal development royalties from their two licensees, which have been responsible, since 1997, for the commercialization of the products using their local distribution network, composed of the affiliates of both groups. These licensees operate in two separate territories –

(i) Europe, Africa and Asia, under the operational management of Sanofi and (ii) the rest of the world (excluding Japan), under the operational management of BMS.

•	In Germany, Italy, Spain, Greece, Latin America and Australia, the drugs are sold on a co-marketing basis.

     In some countries in Eastern Europe, Africa, Asia and the Middle East, the drugs will be sold exclusively by either Sanofi or BMS.

     In all these cases, each group includes in its accounts the revenues and costs generated by its own operations.

•	In the rest of Europe and Asia (excluding Japan), the drugs are sold on a co-promotion basis (pooling of sales resources) under the operational leadership of Sanofi. Sanofi consolidates all the sales of the drugs, and the related costs. The portion of the profits reverting to BMS is accounted for at gross profit level.
•	In the USA and Canada, the drugs are sold under the operational leadership of BMS. Sanofi records neither the sales nor the related costs, but its share of the profits is accounted for at the gross profit level.
•	In Japan, Sanofi granted a license to BMS and a Japanese pharmaceutical company.

     The presentation of these transactions in the Sanofi financial statements, in accordance with the legal nature of the agreements, results in the inclusion of Sanofi’s share of the results of the operations in its consolidated operating profit and consolidated income before tax and exceptional items.

B. DETAILED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

B.1.Intangible assets, net

June 30, 1999

(in millions of euro)

Goodwill	1,709

Trademarks	28
Patents, concessions, licenses and others	239
Software	76

Subtotal other intangibles	343

Gross	2,052

Amortization and impairment	(498)

NET	1,554

B.2. Property, plant and equipment

June 30, 1999

(in millions of euro)

Land	23
Buildings	516
Plant and equipment	805
Fixtures, fittings & other tangible fixed assets	183
Fixed assets in progress	182

Gross	1,709

Amortization and depreciation	(956)

NET	753

     Depreciation expense for the six months ended June 30, 1999 was 65 million euro.

B.3. Investments in/advances to equity investees

     Investments in/advances to equity investees break down as follows:

June 30, 1999

(in millions of euro)

Yves Rocher Group	222
Entremont Group	66
Other pharmaceutical investments	3

TOTAL	291

     As Financière des Laboratoires de Cosmétologie Yves Rocher has not provided individual company or consolidated financial statements for the six months ended June 30, 1999, the equity-accounted value of the shares does not include the Group’s share of profits or losses arising during the six months ended June 30, 1999.

B.4. Investments in/advances to non-consolidated companies

     The balance as of June 30, 1999 included investments in Beauty division companies totaling 758 million euro. The Beauty division was deconsolidated during the six months ended June 30, 1999.

B.5. Investments

     Supplemental information related to the Group’s investments is provided below:

Six Months Ended June 30, 1999

(in millions of euro)

Acquisitions of tangible fixed assets	124
Acquisitions of intangible fixed assets	12
Investments in not consolidated companies	6

TOTAL	142

     The main acquisitions of tangible fixed assets during the period were:

•	France: construction of industrial pharmaceutical chemistry facilities
•	Other countries: modernization of industrial and research sites

B.6. Inventories

     Inventories comprise:

June 30, 1999

(in millions of euro)
Gross	608
Provisions	(45)

NET	563

B.7. Accounts receivable

     Accounts receivable comprise:

June 30, 1999

(in millions of euro)
Gross	855
Provisions	(102)

NET	753

B.8. Other current assets

     Other current assets comprise:

June 30, 1999

(in millions of euro)
Taxes recoverable	124
Other receivables	411
Prepayments	69

TOTAL	604

     As of June 30, 1999, “Other receivables” included 264 million euro related to current accounts with the Beauty division.

B.9. Short-term investments and deposits

     Surplus cash is invested in money-market mutual funds and term deposits with counterparties carrying high credit ratings.

     As of June 30, 1999, Sanofi held treasury shares with a net value of 35 million euro, mainly allocated to employee stock option plans. These shares had a market value of 56 million euro, based on the price on the day before the merger with Synthélabo.

     They are included in “Short-term investments and deposits.”

B.10. Net deferred tax assets

     Net deferred tax assets relate to:

June 30, 1999

(in millions of euro)
Consolidation adjustments	78
Provisions for pensions and retirement benefits	21
Other non tax-deductible provisions and other items	(30)

TOTAL NET DEFERRED TAX ASSETS	69

     Deferred tax assets not recognized because of uncertainty as to their future recovery amounted to 217 million euro as of June 30, 1999.

B.11. Shareholders’ equity

B.11.1 Share capital

     The share capital comprises 479,805,828 shares with a par value of 2 euro each.

B.11.2. Options to subscribe to shares

     The terms of the options to subscribe to shares granted by Sanofi to group employees are presented below (expressed in the equivalent number of Sanofi~Synthélabo shares):

Date of General meeting	5/21/1992	5/21/1992	5/21/1992
Date of Board meeting	6/1/1994	9/20/1995	9/18/1996
Total number of options granted	1,056,000	1,056,000	1,056,000
Number of beneficiaries	313	322	360
Exercisable from	6/2/1995	9/21/1996	9/19/1997
Expiration date	6/1/2001	9/20/2002	9/18/2003
Subscription price (in euro)	7.50	10.26	14.56
Number of shares subscribed for as of June 30, 1999	709,832	393,572	103,260

     If the options still outstanding as of the balance sheet date were to be exercised, shareholders’ equity would be increased by approximately 23 million euro. The exercise of options under the plans listed above and under the plans previously issued by Yves Saint Laurent Group, which expired on June 30, 1999, resulted in the issuance of 468,412 shares during the six-month period ended June 30, 1999.

B.11.3. Options to purchase shares

     The terms of the options to purchase shares granted to Group employees prior to the merger are presented below (expressed in the equivalent number of Sanofi~Synthélabo shares):

Origin	Date of General Meeting	Date of Board Meeting	Total number of options granted	Total number of beneficiaries	Exercisable from	Expiry date	Purchase price in euro	Number of shares bought as of 06/30/99

Sanofi	07/04/97	09/22/97	1,120,000	400	09/23/99	09/22/04	21.46	—
Sanofi	06/04/97	12/10/98	1,200,000	415	12/11/00	12/10/05	34.95	—

     The shares offered under these stock option plans are purchased on the stock market. Consequently, these plans have no impact on the shareholders’ equity of the Group as of June 30, 1999.

B.12. Long-term debt

     The table below presents the maturity of the long-term debt as of June 30, 1999:

June 30, 1999

(in millions of euro)
2000	16
2001	6
2002	4
2003	4
2004	4
2005 and later	5

TOTAL	39

     The table below presents an analysis of long-term debt by interest rate as of June 30, 1999, after taking into account the impact of hedging instruments. The split is based on interest rates at June 30, 1999.

June 30, 1999

(in millions of euro)
Less than 5%	9
5 to 7.5%	5
7.5 to 10%	25

TOTAL(1)	39

(1)	Of which:	fixed rate	38
		floating rate	1

     A significant portion of long-term borrowings relates to capitalized leases.

     The table below presents an analysis of long-term debt by currency as of June 30, 1999, after taking into account the impact of hedging instruments:

June 30, 1999

(in millions of euro)
French franc	22
US dollar	1
Italian lira	3
Other currencies	13

TOTAL	39

B.13.Other long-term liabilities

     Other long-term liabilities shown in the consolidated balance sheet comprise:

June 30, 1999

(in millions of euro)
Provisions for pensions and postretirement benefits	211
Provisions for liabilities and charges	186
Other long-term liabilities	14

TOTAL	411

     The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business. An assessment of the risk involved has been performed with the assistance of the Group’s legal advisers and provisions were recorded when circumstances required.

B.14. Other current liabilities

     Other current liabilities shown in the consolidated balance sheet comprise:

June 30, 1999

(in millions of euro)
Taxes payable	187
Employee-related liabilities	173
Other liabilities	327

TOTAL	687

B.15. Short-term debt

     Short-term debt in the consolidated balance sheet comprises:

June 30, 1999

(in millions of euro)
Short-term portion of long-term debt	6
Other short-term debt	150
Bank overdrafts	98

TOTAL	254

B.16. Commitments and contingencies

     Sanofi had the following off balance sheet commitments as of June 30, 1999:

June 30, 1999

(in millions of euro)
Commitments given
Pledges and mortgage	1
Guarantees	133
Interest rate hedges	—
Currency options(1)	140
Other commitments given	8

TOTAL	282

Commitments received
Guarantees, mortgages and pledges	40
Unused confirmed credit lines	76
Interest rate hedges	—
Currency options(2)	21
Other commitments received	—

TOTAL	137

Reciprocal commitments
Forward currency purchases	24
Forward currency sales	182
Interest rate hedges	—

TOTAL	206

(1)	including 91 million euro on US dollar and 48 million euro on Japanese yen.
(2)	including 13 million euro on US dollar and 8 million euro on Japanese yen.

     Forward currency purchases relate principally to US dollars (20 million euro).

     Forward currency sales relate principally to US dollars (56 million euro), Sterling (52 million euro), Japanese  yen (43 million euro) and Canadian dollars (15 million euro).

B.17. Personnel costs

     Personnel costs, which include compensation and other benefits paid to employees leaving the Group during the six months ended June 30, 1999, totaled 501 million euro.

     The Group had 21,617 employees as of June 30, 1999.

     Remuneration paid to the 11 key executive managers of the Group during the first half of the year ended June  30, 1999 totaled 1.6 million euro.

B.18. Exceptional items

     Exceptional items comprise:

Six Months Ended June 30, 1999

(in millions of euro)
Net gains on disposals	1
Other exceptional items	—

TOTAL	1

B.19. Income taxes

     The Group has opted for group tax elections in a number of countries, the main ones being France, Germany and the United States.

     The income tax charge for the period comprises:

Six Months Ended June 30, 1999

(in millions of euro)
Current taxation	(81)
Deferred taxation	9

TOTAL	(72)

Six Months Ended June 30, 1999

(in millions of euro)
Tax on profits before goodwill amortization and exceptional items	(74)
Tax on goodwill amortization and exceptional item	2

TOTAL	(72)

     The difference between the effective tax rate and the standard corporate income tax rate applicable in France is explained as follows:

Six Months Ended June 30, 1999

(as a %)
Tax rate applicable in France	40
Impact of income taxed at reduced rates in France	(6)
Other	(4)

Effective tax rate before exceptional items and goodwill amortization	30
Impact of exceptional items	3

OVERALL EFFECTIVE TAX RATE	33

     The “Other” line includes the difference between the French rate and the rate applicable in other countries.

B.20. Related party transactions

     The main financial relations with the Elf Aquitaine group had been dismantled by June 30, 1999.

B.21. Information by geographical area and by activity

B.21.1. Information by geographical area

     For the presentation by geographical area, net sales and operating profit are allocated by location of customer. Total assets are allocated based on the location of the subsidiaries.

	Six Months Ended June 30, 1999

	TOTAL	Europe	USA	Rest of the World	Unallocated Costs(1)

	(in millions of euro)
Net sales	1,880	1,283	189	408	—
Operating profit	272	436	99	36	(299)
Total assets	6,197	4,801	982	414	—

(1)	The unallocated costs mainly consist of fundamental research and worldwide development of the pharmaceutical molecules and a part of the cost of the support functions.

B.21.2. Information by activity

     During the first half of the year 1999, the Group operated in two sectors: Healthcare and Beauty. Information concerning the Beauty sector corresponds to the period from the first of January to the date of the deconsolidation of the sector.

	Six Months Ended June 30, 1999

	TOTAL	Healthcare	Beauty

	(in millions of euro)
Net sales	1,880	1,717	163
Operating profit	272	277	(5)
Total assets	6,197	5,975	222

C. LIST OF COMPANIES INCLUDED IN THE CONSOLIDATION FOR THE SIX MONTHS ENDED JUNE 30, 1999

		Control %	Financial Interest %

1. Fully consolidated
ADIL Instruments S.A.	France	74	74
Albic B.V.	Netherlands	100	100
Ceva Hellas LLC	Greece	100	100
Chinoin	Hungary	99	99
Dakota Pharm	France	100	100
Deutsche Pharma	Chile	100	100
EAF	France	100	100
Farmacom Sp Zoo(2)	Poland	50	30
Fendi Profumi Spa(2)	Italy	100	100
Florbath Profumi di Parma Spa(2)	Italy	100	100
Francopia	France	100	100
Genetic Systems Corporation	United States	74	74
Hangzhou Sanofi Minsheng Pharmaceutical Co Ltd	China	55	55
Laboratoires Maphar	Morocco	78	78
Nippon Sanofi Co Ltd	Japan	100	100
Parfums Stern France(2)	France	100	100
Parfums Van Cleef et Arpels(2)	France	97	97
Parfums YSL AG(2)	Switzerland	100	100
Parfums YSL Ltd(2)	New Zealand	100	100
Pasteur Sanofi Diagnostics	France	74	74
Phylaxia Sanofi Oltoanyagtermelo R.T.	Hungary	100	100
Roger et Gallet(2)	France	100	100
Rudefsa	Mexico	100	100
Sa Sanofi Pharma NV	Belgium	100	100
Sanagro Sa	Spain	100	100
Sanofi-Synthélabo	France	100	100
Sanofi Animal Health Ltd	United Kingdom	100	100
Sanofi Beauté(2)	France	100	100
Sanofi Beauté AEBE(2)	Greece	51	51
Sanofi Beauté Australia Pty Ltd(2)	Australia	100	100
Sanofi Beauté Espagne SA(2)	Spain	100	100
Sanofi Beauté GmbH(2)	Germany	100	100
Sanofi Beauté Hgmbh(2)	Austria	100	100
Sanofi Beauté Inc(2)	United States	100	100
Sanofi Beauté Italia Spa(2)	Italy	100	100
Sanofi Beauté Ltd(2)	United Kingdom	100	100
Sanofi Beauté Miami Inc(2)	United States	100	100
Sanofi Beauté Nederland BV(2)	Netherlands	100	100
Sanofi Beauté Recherche et Industries (SBRI)(2)	France	100	100
Sanofi Beauté SA(2)	Portugal	51	51
Sanofi Beauté SA NV(2)	Belgium	100	100
Sanofi Beauté Singapore Pte Ltd(2)	Singapore	100	100
Sanofi Biocom Pharma Holding B.V	Netherlands	50	50
Sanofi Biocom Sp. Zoo	Poland	100	50
Sanofi B.V.	Netherlands	100	100
Sanofi Canada, Inc (S.W. Inc)	Canada	100	100
Sanofi Ceva GmbH	Germany	100	100
Sanofi Chimie	France	100	100
Sanofi Concept	France	100	100
Sanofi Développement Pharma	France	100	100

(2)	Deconsolidated in the six months ended June 30, 1999 – companies absorbed as part of internal restructuring are not part of this list.

		Control %	Financial Interest %

1. Fully consolidated, continued
Sanofi Diagnostics Pasteur	France	74	74
Sanofi Diagnostics Pasteur BV	Netherlands	74	74
Sanofi Diagnostics Pasteur GmbH	Germany	74	74
Sanofi Diagnostics Pasteur Inc	Canada	74	74
Sanofi Diagnostics Pasteur Lda	Portugal	74	74
Sanofi Diagnostics Pasteur HGmbH	Austria	74	74
Sanofi Diagnostics Pasteur, Inc	United States	74	74
Sanofi Diagnostics Pasteur Ltd	United Kingdom	74	74
Sanofi Diagnostics Pasteur NV	Belgium	74	74
Sanofi Diagnostics Pasteur Pty Ltd	Australia	74	74
Sanofi Diagnostics Pasteur S.A	Switzerland	74	74
Sanofi Diagnostics Pasteur S.A.	Spain	74	74
Sanofi Diagnostics Pasteur SA	Mexico	74	74
Sanofi Diagnostics Pasteur Srl	Italy	74	74
Sanofi Difas Kimyevi Maddeler Pazerlama	Turkey	75	75
Sanofi Dogu A.S	Turkey	75	75
Sanofi Espana S.A.	Spain	100	100
Sanofi Fuji Rebio Diagnostics Inc	Japan	51	38
Sanofi Gmbh	Germany	100	100
Sanofi Italia SpA	Italy	100	100
Sanofi Korea Co., Ltd	Korea	100	100
Sanofi Lilly Oncology Llc	United States	50	50
Sanofi Malaysia SDN-BHD	Malaysia	100	100
Sanofi Maroc	Morocco	100	100
Sanofi Meiji Pharmaceuticals Co. Ltd	Japan	51	51
Sanofi Omnimed (PTY) Ltd	South Africa	100	100
Sanofi Pacific Diagnostics Ltd	Thailand	51	38
Sanofi Participations	France	100	100
Sanofi Pharm Participacoes Ltda	Brazil	100	100
Sanofi Pharma Bristol Myers Squibb(1)	France	51	51
Sanofi Pharma Maroc	Morocco	100	100
Sanofi Pharma Vietnam	Vietnam	70	70
Sanofi Pharmaceuticals Inc	United States	100	100
Sanofi Philippines Inc.	Philippines	100	100
Sanofi Prague Spol s.r.o	Czech Republic	100	100
Sanofi Recherche	France	100	100
Sanofi SA/AG	Switzerland	100	100
Sanofi Santé Animale Bénélux NV	Belgium	100	100
Sanofi Santé BV	The Netherlands	100	100
Sanofi Santé Nutrition Animale	France	100	100
Sanofi Singapore Pte Ltd	Singapore	100	100
Sanofi Slovakia s.r.o	Slovakia	100	100
Sanofi Southern Africa (PTY) Ltd	South Africa	74	74
Sanofi Taïsho Pharmaceuticals Co Ltd	Japan	51	51
Sanofi Thaïland Ltd	Thailand	100	100
Sanofi Torrent India Ltd	India	50	50
Sanofi UK Ltd	United Kingdom	100	100
Sanofi Veterinaria Lda	Portugal	100	100

(1)	Alliance with Bristol-Myers Squibb consolidated in accordance with the principles described in Note A.5.

		Control %	Financial Interest %

1. Fully consolidated, continued
Sanofi Winthrop	France	100	100
Sanofi Winthrop (NZ) Ltd	New Zealand	100	100
Sanofi Winthrop A.E	Greece	100	100
Sanofi Winthrop A.M.O.	France	100	100
Sanofi Winthrop A/S	Denmark	100	100
Sanofi Winthrop Aktiebolag	Sweden	100	100
Sanofi Winthrop AS	Norway	100	100
Sanofi Winthrop BMS AEIE(1)	Portugal	51	51
Sanofi Winthrop BMS(1)	Denmark	51	51
Sanofi Winthrop BMS(1)	Finland	51	51
Sanofi Winthrop BMS(1)	Norway	51	51
Sanofi Winthrop BMS(1)	Singapore	51	51
Sanofi Winthrop BMS(1)	Sweden	51	51
Sanofi Winthrop BMS Afrique du Sud(1)	South Africa	51	51
Sanofi Winthrop BMS Autriche(1)	Austria	50	50
Sanofi Winthrop BMS VOF(1)	Netherlands	51	51
Sanofi Winthrop Colombia S.A.	Colombia	100	100
Sanofi Winthrop de Chile	Chile	100	100
Sanofi Winthrop de Panama	Panama	100	100
Sanofi Winthrop de Venezuela SA	Venezuela	100	100
Sanofi Winthrop del Ecuador SA	Ecuador	100	100
Sanofi Winthrop del Peru SA	Peru	51	51
Sanofi Winthrop Farmaceutica Ltda	Brazil	100	100
Sanofi Winthrop Gesmbh	Austria	100	100
Sanofi Winthrop GmbH	Germany	100	100
Sanofi Winthrop HK Ltd	Hong-Kong	100	100
Sanofi Winthrop Inc	Philippines	100	100
Sanofi Winthrop Industries	France	100	100
Sanofi Winthrop Ltd	United Kingdom	100	100
Sanofi Winthrop Ltd	Taiwan	100	100
Sanofi Winthrop Produtos Farmaceuticos S.A.	Portugal	100	100
Sanofi Winthrop Pty Limited	Australia	100	100
Sanofi Winthrop Republica Dominicana	Dominican Republic	100	100
Sanofi Winthrop SA	Spain	100	100
Sanofi Winthrop SA	Argentina	100	100
Sanofi Winthrop SA	Uruguay	100	100
Sanofi Winthrop SA de CV	Mexico	100	100
Sanofi Winthrop SA/AG	Switzerland	100	100
Sanofi Winthrop SpA	Italy	100	100
Sanofi Yamanouchi Pharmaceuticals KK	Japan	51	51
Secipe	France	100	100
Société de Recherches et d’Applications de Biologie Médicale (SRABM)	France	100	100
Sodip	Switzerland	100	100
Sophavet SA	Morocco	100	100
SPI	France	100	100
YSL Boutique of Monaco(2)	Monaco	95	95

(1)	Alliance with Bristol-Myers Squibb consolidated in accordance with the principles described in Note A.5.
(2)	Deconsolidated in the six months ended June 30, 1999 – companies absorbed as part of internal restructuring are not part of this list.

		Control %	Financial Interest %

1. Fully consolidated, continued
YSL Boutique Inc(2)	United States	95	95
YSL Boutique SA(2)	Spain	95	95
YSL Couture(2)	France	95	95
YSL Fashion AG(2)	Switzerland	95	95
YSL Fashion BV(2)	Netherlands	95	95
YSL Fashion Japan Ltd(2)	Japan	95	95
YSL Fourrures(2)	France	95	95
YSL HK Ltd(2)	Hong-Kong	100	100
YSL International BV(2)	Netherlands	100	100
YSL of America Inc(2)	United States	95	95
YSL of South America Inc(2)	United States	95	95
YSL Parfums(2)	France	100	100
YSL Parfums KK(2)	Japan	100	100

2. Equity-Accounted
Alcaliber SA	Spain	40	40
Belgopia SA NV	Belgium	49	49
CKW Pharma-Extrakt	Germany	50	50
Yves Rocher (Group)	France	42	64
C. Mendès(2)	France	33	31
Entremont (Group)	France	46	46

(2)	Deconsolidated in the six months ended June 30, 1999 - companies absorbed as part of internal restructuring are not part of this list.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Sanofi~Synthélabo:

     We have audited the accompanying consolidated balance sheet of Synthelabo and its subsidiaries (together, the “Group”) as of June 30, 1999 and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity for the six-month period then ended, all expressed in millions of euro. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements audited by us referred to above present fairly, in all material respects, the financial position of the Group as of June 30, 1999, and the results of its operations and its cash flows for the six-month period then ended, in conformity with accounting principles generally accepted in France.

Paris, France
February 19, 2002

Befec – Price Waterhouse
Member of PricewaterhouseCoopers

/s/ Jacques Denizeau                          /s/ Jean-Christophe Georghiou
      Jacques Denizeau                         /s/  Jean-Christophe Georghiou

SYNTHELABO GROUP

CONSOLIDATED BALANCE SHEET

June 30, 1999

(in millions of euro)
ASSETS
Intangible assets, net
Goodwill	11
Other intangible assets (note B.1)	597

Total	608

Property, plant and equipment (note B.2)
Gross	712
Accumulated depreciation	(431)

Net	281

Long-term investments
Investments in/advances to equity investees (note B.3)	9
Investments in/advances to non-consolidated companies (note B.4)	33
Other long-term investments	5

Total fixed assets	936

Deferred income taxes (note B.10)	17
Inventories (note B.6)	210
Accounts receivable, net (note B.7)	428
Other current assets (note B.8)	272
Short-term investments and deposits (note B.9)	68
Cash	90

TOTAL ASSETS	2,021

The accompanying notes are an integral part of the financial statements

SYNTHELABO GROUP

CONSOLIDATED BALANCE SHEET

June 30, 1999

(in millions of euro, except share amount)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity (note B.11)
Share capital (June 30, 1999: 48,289,510 shares)	74
Additional paid in capital and reserves	972
Net income for the period	109

Total shareholders’ equity	1,155

Minority interests	12
Long-term debt (note B.12)	58
Other long-term liabilities (note B.13)	63
Deferred income taxes (note B.10)	13
Accounts payable	220
Other current liabilities (note B.14)	362
Short-term debt (note B.15)	138

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,021

The accompanying notes are an integral part of the financial statements

SYNTHELABO GROUP

CONSOLIDATED STATEMENT OF INCOME

Six Months Ended June 30, 1999

(in millions of euro, except share and per-share amount)
Net sales (note B.22)	995
Cost of goods sold	(261)

Gross profit	734

Research and development expenses	(152)
Selling and general expenses	(373)
Other operating income/(expense), net (note A.4.3)	(29)

Operating profit (note B.22)	180

Intangibles – amortization and impairment	(8)
Financial income/(expense), net (note A.4.5)	(3)

Profit before tax and exceptional items	169

Exceptional items (note B.18)	(2)
Income taxes (note B.19)	(55)

Net income before income from equity investees, goodwill amortization and minority interests (note A.4.7)	112

Income from equity investees, net (note B.3)	1
Goodwill amortization	(2)

Net income before minority interests	111

Minority interests	(2)

Net income	109

Weighted average number of shares outstanding	48,289,410
Earnings per share (basic and diluted) (note A.5)	2.26

Net income	109
Exceptional items and goodwill amortization, net of income taxes and minority interests	4

Income before exceptional items and goodwill amortization, net of income taxes and minority interests	113

Earnings per share before exceptional items and goodwill amortization (basic and diluted)	2.34

The accompanying notes are an integral part of the financial statements

SYNTHELABO GROUP
CONSOLIDATED STATEMENT OF CASH FLOWS

Six Months Ended June 30, 1999

(in millions of euro)
Net income	109
Minority interests	2
Share in undistributed earnings of equity investees	(1)
Depreciation and amortization	34
Gains on sales of fixed assets, net of income taxes	2
Provisions, long-term deferred taxes and other	8

Operating cash flow before changes in working capital	154
– Increase in inventories	(18)
– Increase in accounts receivable	(88)
– Increase in accounts payable	19
– Net change in other operating assets / liabilities	1

Net cash provided by operating activities (A)	68

Acquisitions of tangible and intangible fixed assets	(45)
Acquisitions of investments	(1)
Total investments (note B.5)	(46)
Proceeds from disposal of fixed assets, net of taxes	3
Net change in loans, long-term advances and other investing cash flows	(39)

Net cash used in investing activities (B)	(82)

Dividends paid	(52)
Net change in long-term borrowings	(3)
Net change in short-term borrowings	49
Net change in other investments	—

Net cash used in financing activities (C)	(6)

Impact of exchange rates on cash and cash equivalents (D)	—

Net change in cash and cash equivalents (A) + (B) + (C) + (D)	(20)

Cash and cash equivalents, beginning of period	117

Cash and cash equivalents, end of period (note B.9)	97

The accompanying notes are an integral part of the financial statements

SYNTHELABO GROUP
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

Six Months Ended June 30, 1999

(in millions of euro)
Consolidated shareholders’ equity, December 31, 1998	1,095

Dividends paid	(52)
Net income for the six months ended June 30, 1999	109
Movement in cumulative translation adjustment	3

Consolidated shareholders’ equity, June 30, 1999	1,155

The accompanying notes are an integral part of the financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 1999

INTRODUCTION

     On May 18, 1999, Sanofi and Synthélabo were merged into Sanofi~Synthélabo and following the merger the separate Sanofi and Synthélabo entities ceased to exist. The consolidated financial statements of Synthélabo have been prepared as if the entity continued to exist as a separate legal and operational entity until June 30, 1999, the effective date of the merger for purposes of reporting in the consolidated financial statements of Sanofi~Synthélabo.

     The consolidated financial statements of Synthélabo and its consolidated subsidiaries (“the Group”) have been prepared in accordance with accounting principles generally accepted in France, as stated in the Law of January 3, 1985 and the Decree of February 17, 1986.

     Synthélabo is consolidated within the financial statements of L’Oréal SA which owns, either directly or indirectly, 56.64% of the voting rights as of June 30, 1999.

A. ACCOUNTING POLICIES

A.1. Scope and consolidation methods

     The consolidation includes the companies of the Synthélabo Group at June 30, 1999.

     All significant companies directly or indirectly controlled by the Group through the direct or indirect possession of voting rights or as the result of a contractual arrangement have been consolidated using the full consolidation method, showing minority shareholders’ interest separately.

     Group companies controlled jointly with other shareholders are consolidated using the proportional consolidation method.

     Other material Group companies over which the Group exercises significant influence are consolidated using the equity method (“equity investees”).

     The joint-venture Lorex Pharmaceuticals (United States) is 49% owned by Sylamerica Inc., a wholly-owned subsidiary of Synthélabo, the remaining 51% being held by the American company Searle. This joint venture is consolidated using the proportional method. This means that 49 % of the joint venture’s sales, other revenues and charges are included in the consolidated financial statements. The profit-sharing agreement signed with Searle in 1986 provided that until the end of 1999, 90% of the profits or losses would be attributable to Searle and 10% to Synthélabo and that from the start of 2000 51% of the profits or losses would be attributable to Searle and 49% to Synthélabo.

     This agreement was amended in 1998 to give a more progressive change in the sharing of profits. The share attributable to Synthélabo amounts to 10% in 1998, to 18% in 1999, 40% in 2000, 47% in 2001 and 49% from January 1, 2002 to April 15, 2002. On April 16, 2002, the 51% stake in Lorex Pharmaceuticals held by Searle will be acquired by Synthélabo. The buy-out price will be calculated on the basis of a progressive percentage of the sales achieved by the joint venture in the twelve-month period preceding the acquisition. This price is not likely to exceed three-quarters of the sales generated by Lorex Pharmaceuticals during these twelve months.

     The difference between the 49% of the joint venture’s profits recognised in the consolidated profit and loss account using the proportional method and the portion attributable to the Synthélabo Group contractually (18% in 1999) is recorded on the line “Other operating income / (expense), net.”

A.2. Acquisitions

     The excess of the cost (including incremental direct expenses) of acquiring consolidated companies over the share of net assets acquired by the Group, after recording any adjustments required to reflect Group accounting policies and revaluing the assets and liabilities acquired, is treated as follows:

     The portion attributable to the Group of fair value adjustments representing inseparable intangible assets, brands, customer lists and market share are capitalised as “Purchased goodwill” under “Other intangible assets” in the balance sheet.

     As part of its ongoing activities, the Group takes appropriate measures to maintain the future value of such assets. The Group performs periodic reviews of their valuation, using a number of criteria among which the most important are the sales and profits generated by the assets in question. By applying these criteria, an estimate of the value of these assets is calculated, and provisions for impairment are recorded when necessary.

     Fair value adjustments to tangible assets are amortized over the economic life of the assets concerned.

     Fair value adjustments to investments in companies accounted for using the equity method are included under “Investments in / advances to equity investees” in the balance sheet.

     Any residual excess of cost over the net assets of companies acquired after making these fair value adjustments is capitalised as goodwill and amortised over its estimated useful life, which in no case exceeds 20 years.

     In accordance with French accounting standards, the Group makes use of the one-year period allowed to finalise the allocation of the excess of the consideration over net assets acquired.

     Only the portion of profits and losses of newly-consolidated companies arising subsequent to the date of acquisition is recognised by the Group. Similarly, only the portion of profits and losses of consolidated companies disposed of during the year arising prior to the disposal date is recognised by the Group.

A.3. Accounting policies and methods

     The accounts of consolidated companies are restated prior to consolidation to eliminate the impact of any divergence from the accounting policies used by the Synthélabo Group.

     In those exceptional cases where certain accounting policies cannot be applied locally and where the cost of restatement would be disproportionately high compared to the impact on the consolidated financial statements, the amounts involved have not been restated.

A.3.1. Foreign currency translation

     Each non-French subsidiary calculates its results in the currency that is most representative of its economic environment (the functional currency). In most cases, the functional currency is the local currency.

     During the transitional period ending on December 31, 2001, subsidiaries in the European single currency zone will gradually switch to using the euro rather than their national currency as their functional currency.

A.3.1.1. Accounting for foreign currency transactions in individual company accounts

     Transactions denominated in foreign currencies are translated into the local currency at the exchange rate prevailing at the date of the transaction. Translation differences arising on such transactions are taken to the statement of income in “Financial income / (expense), net.”

     All amounts receivable or payable in foreign currencies are translated into the local currency at the year-end exchange rate.

     The impact on the statement of income of differences arising from translation, is calculated on the basis of an overall foreign currency position based on the valuation of hedging instruments at market rates.

A.3.1.2. Translation of the financial statements of foreign subsidiaries

     The financial statements of foreign subsidiaries are translated into French francs as follows:

–	balance sheet items are translated at period end exchange rate; and
–	statement of income items are translated at the average exchange rate for the half-year ended June 30, 1999.

     The portion attributable to the Group of the difference between the net profit or loss of foreign subsidiaries as translated at the average exchange rate, and the net profit or loss as translated at the year-end exchange rate in the balance sheet, is taken to a component of equity “Cumulative translation adjustment.”

     The financial statements have been prepared in French francs and translated into euro using the fixed rate of 6.55957 French francs per euro.

A.3.2. Property, plant and equipment

     Property, plant and equipment are recorded in the balance sheet at historical cost. Property, plant and equipment are depreciated over the following useful lives:

Buildings	20 to 50 years
Technical equipment	10 years
Other fixed assets	3 to 10 years

     Technical equipment is depreciated on a straight-line basis over ten years in order to reflect changes in the technical specifications and use of these plants. Research equipment is depreciated over five years. Reducing balance depreciation is used where this is allowed by the French tax authorities. Any excess depreciation admissible for tax purposes is eliminated on consolidation.

A.3.3. Intangible assets

A.3.3.1 Concessions, patents, licences and trademarks

     Acquired patents are amortised over the period for which legal protection is guaranteed (generally 20 years). An exceptional amortisation charge is recorded in the event that such patents lose value more quickly than expected as a result of technological advances.

     Acquired trademarks are not amortized. An impairment test is performed at each year-end and provisions are recorded when necessary.

     Licences are amortized over the shorter of the duration of the licence agreement or the probable period of use.

A.3.3.2 Purchased goodwill

     Purchased goodwill is not amortised. An impairment test is performed at each year-end and provisions are recorded when necessary.

A.3.3.3 Other intangibles

     The value of other intangible fixed assets is reassessed at the end of each financial year, taking into account the prospects for the use of such assets and the associated earnings streams. Provisions are recorded when the value of these assets is impaired.

A.3.4. Investments in/advances to non-consolidated companies

     Investments in/advances to non-consolidated companies are recorded in the balance sheet at historical cost (including incremental direct expenses). At the end of each financial period, historical cost is compared with the value in use to the Group after taking account of various factors including, in particular, the Group’s share of the net assets of the entity in question, its future sales and earnings prospects, and its position in the market. A provision for impairment is recorded on the basis of this comparison if necessary.

A.3.5. Inventories

     Raw materials, packaging and goods bought for resale are valued on a first-in, first-out basis. Finished and semi-finished goods are valued at the cost of production, which includes both direct and indirect production costs. The cost of production is calculated on a weighted average basis.

     The high level of inventory turnover entails that there is in general no material difference between the book value of inventories and the latest market prices at the balance sheet date.

     Provisions are determined on a line-by-line basis where the turnover of any item is considered to be too slow, where future sales prospects make a provision necessary, or when the net realisable value is below the book value.

A.3.6 Liabilities and shareholders’ equity

A.3.6.1Shareholders’ equity

     Shareholders’ equity comprises:

–	the capital and reserves of the parent company;
–	other Group reserves;
–	the cumulative translation adjustment arising from the translation of the financial statements of foreign subsidiaries into French francs; and
–	the net income for the year attributable to the Group.

A.3.6.2 Provisions for liabilities and charges

Provisions for liabilities

     Such provisions are set up in order to cover the potential financial consequences of breaches of contract, disputes, legal action, product returns, and risks relating to certain foreign subsidiaries. They are reassessed on an annual basis to reflect changes in the risks to which they relate.

Provisions for charges

     These provisions are intended to cover certain charges, including in particular those relating to future pension and retirement benefit obligations in certain foreign subsidiaries, other taxation and employee-related commitments, and various operating or exceptional costs.

A.3.7. Employee benefits

     The retirement benefit obligations of French companies can be disclosed as an off-balance sheet item in the notes to the financial statements (note B.17). The amount of these obligations is estimated on the basis of an actuarial calculation. The total obligation calculated in this way is reduced to take into account the contributions made by the Group to an external fund.

     Actuarial valuation method

     The actuarial valuation method used is the retrospective method, using salaries at retirement age. Rights on retirement are calculated for each company in accordance with the national labour agreement of the industrial sector in which the individual employee works.

     Statistical data are available for each socio-professional category. Rights on retirement are therefore calculated by following the terms laid down in the labor agreement for each occupational category.

A.4 Statement of income

A.4.1. Net sales

     This line comprises revenues from sales of goods, whether manufactured or bought for resale, and from the supply of services, together with other revenues generated by the Group’s continuing activities, net of cash payment discounts granted to customers.

     Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable.

A.4.2. Research and development expenses

     Research and development expenses are charged to the statement of income in the year in which it is incurred.

A.4.3. Other operating income/(expense), net

     The line “Other operating income/(expense), net” shows the difference between the 49% of the Lorex  Pharmaceuticals joint venture’s profits recorded in the consolidated statement of income using the proportional consolidation method and the portion attributable to the Synthélabo Group contractually.

     Lorex Pharmaceuticals has relinquished its exclusive option right on Synthélabo’s products, and thus Synthélabo will immediately recover the rights for its future products in the United States.

A.4.4. Leases

     Leases are not capitalized and lease payments are recorded in the statement of income as incurred.

A.4.5. Financial income/(expense), net

     This line includes interest payable on borrowings, interest receivable on investments and net gains and losses on foreign currency transactions.

A.4.6. Income taxes

     The amount of taxation actually payable is adjusted, using the partial provision method, to take into account:

–	deferred taxes arising from certain consolidation adjustments; and
–	deferred taxes arising from the elimination of entries booked solely for tax purposes (mainly special tax—allowable reserves).

     Deferred taxes resulting from timing differences are not recorded where this would lead to the recording of a net deferred tax asset that is not certain to be recovered.

     This also applies to deferred taxes arising from the carry forward of tax losses.

     The following companies are included in the French group tax election:

Synthélabo (lead company)
Ela France
Ela Medical
Ela Recherche
Europar
Institut Synthélabo pour le Progrès de la Connaissance
Laboratoires Delagrange
Laboratoires Delalande
Laboratoires Irex
Laboratoires Joullié
Laboratoires Pharmaceutiques Dentoria

Laboratoires Pharmaceutiques Goupil
Laboratoires Robert et Carrière
Laboratoires Synthélabo
Laboratoires Synthélabo France
Porgès
Société nouvelle Synthélabo OTC
Sodélis
Sogétic
Sylachim (formely Finorga)
Synthélabo Biomédical
Synthélabo Biomoléculaire
Synthélabo Groupe
Synthélabo OTC
Synthélabo Recherche

A.4.7. Net income before income from equity investees, goodwill amortization and minority interests

     This line comprises the net profits or losses of companies included in the consolidation after:

•	elimination of intra-Group transactions:
–	dividends;
–	capital gains and losses;
–	provisions;
–	margins included in stocks; and
•	elimination of entries recorded solely in accordance with tax legislation.

A.4.8. Financial instruments

     The Group applies a hedging policy based on the use of diversified, liquid financial instruments for the objective of reducing its exposure to risks arising from fluctuations in exchange rates and interest rates and to protect operating margins. Derivative financial instruments are transacted only with counterparties carrying a high credit rating. The Group does not require collateral with respect to these transactions.

     Derivative instruments used to meet the Group’s hedging objectives may include forward foreign currency exchange contracts and forward foreign currency options. These instruments relate to assets and liabilities existing at the balance sheet date and, in some cases, to commitments related to future transactions as determined from its annual forecast process.

     Gains and losses arising on hedging transactions are calculated and recognized symmetrically with the recognition of gains and losses on the hedged item. Gains and losses arising from the mark-to-market of instruments not qualifying as hedges are recognized in the profit and loss account.

A.5. Earnings per share

     Earnings per share is calculated on the basis of the weighted average number of shares outstanding during the period.

B. DETAILED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

B.1. Other intangible assets

June 30, 1999 (in millions of euro)
Purchased goodwill	360
Licenses, patents and trademarks	305
Other intangibles	37

Gross	702

Amortization and impairment	(105)

NET	597

B.2. Property, plant and equipment

June 30, 1999 (in millions of euro)

Land	41
Buildings	236
Plant and equipment	253
Fixtures, fittings & other tangible fixed assets	161
Fixed assets in progress	21

Gross	712

Amortization and depreciation	(431)

NET	281

     The depreciation charge for the six months ended June 30, 1999 was 29 million euro.

B.3. Investments in/advances to equity investees

     Investments in/advances to equity investees relate to investments in Sofarimex and Mediline.

B.4. Investments in/advances to non-consolidated companies

     The balance as of June 30, 1999 includes investments in Angeion Corporation and Praecis Pharmaceuticals Incorporated, totaling 19 million euro.

B.5. Investments

     Supplemental information related to the Group’s investments is provided below:

Six Months Ended June 30, 1999 (in millions of euro)

Acquisitions of tangible fixed assets	30
Acquisitions of intangible fixed assets	7
Investments in not consolidated companies	1
Others (including goodwill on acquisitions)	8

TOTAL	46

     The main acquisitions during the period relate to research and manufacturing facilities.

B.6. Inventories

     Inventories comprise:

June 30, 1999 (in millions of euro)

Gross	222
Provisions	(12)

NET	210

B.7. Accounts receivable

     Accounts receivable comprise:

June 30, 1999 (in millions of euro)

Gross	433
Provisions	(5)

NET	428

B.8. Other current assets

     Other current assets comprise:

June 30, 1999 (in millions of euro)

Taxes recoverable	154
Advances paid to suppliers	9
Other receivables	47
Prepayments	59
Deferred charges	1
Translation changes	2

TOTAL	272

B.9. Short-term investments and deposits

     Short-term investments amounted to 68 million euro. They include treasury stock for 52 million euro held in connection with stock option plans.

     Total monetary assets (short-term securities and cash at bank and in hand) amounted to 158 million euro.

     The line “Cash and cash equivalents, end of period” shown in the consolidated statement of cash flows is comprised of the following:

June 30, 1999 (in millions of euro)

Cash	90
Cash held for dividends to be paid out	(9)
Short-term investments and deposits	68
Treasury stock held in connection with stock option plans	(52)

TOTAL	97

B.10. Deferred taxes

     Deferred tax assets mainly relate to the elimination of margins included in inventories.

     Deferred tax liabilities mainly relate to special tax-allowable reserves.

B.11. Shareholders’ equity

B.11.1. Share capital

     The share capital comprises 48,289,510 shares at June 30, 1999.

B.11.2. Options to purchase shares

     The terms of the options to purchase shares granted to Group employees prior to the merger are presented below (expressed in the equivalent number of Sanofi~Synthélabo shares):

Date of General Meeting	Date of Board Meeting	Total number of options granted	Total Number of Beneficiaries	Exercisable from	Expiry Date	Purchase price in euro

06/28/90	12/15/93	364,000	35	12/15/98	12/15/13	6.36
06/28/90	10/18/94	330,200	35	10/18/99	10/18/14	6.01
06/28/90	12/15/94	49,400	4	12/15/99	12/15/14	5.86
06/28/90	06/12/95	39,000	1	06/12/00	06/12/15	7.18
06/28/90	10/17/95	13,000	1	10/17/00	10/17/15	8.47
06/28/90	12/15/95	442,000	8	12/15/00	12/15/15	8.50
06/28/90	01/12/96	208,000	40	01/12/01	01/12/16	8.56
06/28/90	04/05/96	228,800	41	04/05/01	04/05/16	10.85
06/28/90	10/14/97	262,080	27	10/14/02	10/14/17	19.73
06/28/90	06/25/98	296,400	17	06/26/03	06/25/18	28.38
06/23/98	03/30/99	716,040	108	03/31/04	03/30/19	38.08

     The shares offered under these stock option plans are bought on the stock market. Consequently, these plans have no impact on the shareholders’ equity of the Group as of June 30, 1999.

B.12. Long-term debt

     The table below presents an analysis of long-term debt by type of interest rate as of June 30, 1999:

June 30, 1999 (in millions of euro)

Fixed rate	10
Floating rate	48

TOTAL	58

     The table below presents an analysis of long-term debt by currency as of June 30, 1999:

June 30, 1999 (in millions of euro)

French francs	53
Other currencies	5

TOTAL	58

B.13. Other long-term liabilities

     Other long-term liabilities shown in the consolidated balance sheet comprise:

June 30, 1999 (in millions of euro)

Provisions for pensions and retirement benefits	10
Provisions for liabilities and charges	27
Other long-term liabilities	26

TOTAL	63

B.14. Other current liabilities

     Other current liabilities shown in the consolidated balance sheet comprise:

June 30, 1999 (in millions of euro)

Taxes payable and employee-related liabilities	276
Other liabilities	86

TOTAL	362

B.15. Short-term debt

     Short-term debt mainly relates to bank overdrafts.

B.16. Personnel costs

     The Group had 8,796 employees as of June 30, 1999.

     Remuneration paid to the Board of Directors and to the Executive Committee of the Group during the six months ended June 30, 1999 amounted to two million euro.

B.17. Retirement benefit obligations

     Obligations relating to retirement benefits can be disclosed as follows:

June 30, 1999 (in millions of euro)

Off balance sheet obligations	68
Amounts recognized as liabilities	30

TOTAL	98

     The off-balance sheet obligation is shown net of the contributions paid to an external fund. The amounts recorded in the balance sheet are included in long-term and current liabilities.

B.18. Exceptional items

     Exceptional items relate to net losses on disposals of tangible assets.

B.19. Income taxes

     Income taxes amounted to 55 million euro during the six months ended June 30, 1999, including a profit of one million euro in relation with net capital losses on disposals and a 2.4 million euro credit resulting from the change in the deferred tax position.

B.20. Financial instruments

     The portfolio of hedging instruments as of June 30, 1999 was as follows:

	Currency options
	Call Purchases	Put Purchases	Call Sales	Put Sales

	(in thousands of euro)
Currency
US dollar	5,860	5,278	35,307	3,610
Japanese yen	1,161	2,084	6,770	—
Pound sterling	—	—	1,464	—

	Forward currency contracts

	Forward Currency Sales	Forward Currency Purchases

	(in thousands of euro)
Currency
US dollar	23,153	—
Japanese yen	6,020	—
Pound sterling	8,391	—
Swiss franc	788	—
Others	136	—

B.21. Capital leases

     Capital lease payments are recorded in the statement of income. The following table shows a breakdown by maturity of outstanding payments on such leases:

	Lease Payments Made		Outstanding Lease Payment

	For the Semester	Accumulated	Within 1 Year	Between 1 and 5 Years	More Than 5 Years	Total Outstanding	Residual Purchase Price(1)

	(in thousands of euro)
Buildings	3,161	61,955	6,464	28,435	34,966	69,865	4,013
Technical equipment	565	6,081	1,142	1,238	—	2,380	73

TOTAL	3,726	68,036	7,606	29,673	34,966	72,245	4,086

(1)	According to the lease agreement.

     If these assets had been acquired outright, they would have been valued as follows in the balance sheet as of June 30, 1999:

		Fixed Assets Held Under Capital Leases Depreciation			Balance Sheet Values if Fixed Assets Held Under Capital Leases Are Included
	Original Cost(1)	For the Semester (2)	Accumulated(2)	Net Value	Gross Value	Depreciation	Net Value

	(in thousands of euro)
Buildings	69,267	1,732	27,774	41,493	304,770	184,084	120,686
Technical equipment	7,316	366	2,225	5,091	260,032	172,308	87,724

(1)	Value of assets on signature of the lease contract.
(2)	Depreciation charge for the year and accumulated depreciation that would have been recorded on these assets if they had been purchased outright.

B.22. Information by geographic area and by activity

B.22.1. Information by geographic area

     For the presentation by geographic area, net sales and operating profit are allocated by location of customer. Total assets are allocated based on the location of the subsidiaries.

Six months ended June 30, 1999

	TOTAL	Europe	USA	Rest of the World
	(in millions of euro)
Net sales	995	738	127	130
Operating profit	180	155	21	4
Total assets	2,021	1,761	123	137

B.22.2. Information by activity

     During the first half of the year 1999, the Group operated in two sectors: Pharmaceutical and Medical Devices.

Six months ended June 30, 1999

	TOTAL	Pharmaceutical	Medical Devices

	(in millions of euro)
Net sales	995	920	75
Operating profit	180	182	(2)
Total assets	2,021	1,876	145

C. LIST OF COMPANIES INCLUDED IN THE CONSOLIDATION FOR THE SIX MONTHS ENDED JUNE  30,  1999

	Head Office / Country	% Interest	Consolidation Method

FRENCH COMPANIES
(1) Pharmaceutical
Europar	Le Plessis Robinson	100.00	Full
Groupement de Fabrication Pharmaceutique (GFP)	Le Plessis Robinson	59.98	Full
Institut Synthélabo pour le Progrès de la Connaissance	Le Plessis Robinson	99.86	Full
Laboratoires Delagrange	Le Plessis Robinson	99.76	Full
Laboratoires Delalande	Le Plessis Robinson	99.76	Full
Laboratoires Irex	Le Plessis Robinson	99.97	Full
Laboratoires Pharmaceutiques Dentoria	Le Plessis Robinson	99.97	Full
Laboratoires Pharmaceutiques Goupil	Cachan	99.76	Full
Laboratoires Synthélabo	Le Plessis Robinson	100.00	Full
Laboratoires Synthélabo France	Le Plessis Robinson	99.76	Full
Sogétic	Montargis	99.80	Full
Sylachim	Chasse-sur-Rhône	99.98	Full
Synthélabo Biomoléculaire	Le Plessis Robinson	100.00	Full
Synthélabo Groupe	Le Plessis Robinson	100.00	Full
Synthélabo OTC	Le Plessis Robinson	100.00	Full
Synthélabo Recherche	Le Plessis Robinson	99.99	Full
Synthélabo-Tanabe Chimie	Le Plessis Robinson	50.00	Proportional

(2) Medical devices
Ela Medical	Montrouge	100.00	Full
Ela France	Montrouge	99.99	Full
Ela Recherche	Montrouge	99.98	Full
Porgès	Le Plessis Robinson	100.00	Full
Synthélabo Biomédical	Le Plessis Robinson	100.00	Full

FOREIGN COMPANIES
(1) Pharmaceuticals
EUROPE
Henning Berlin GmbH & Co.	Germany	100.00	Full
Lichtenstein Pharmazeutica GmbH & Co.	Germany	100.00	Full
Lichtenstein Pharmazeutica Verwaltungs GmbH	Germany	100.00	Full
Synthélabo Arzneimittel GmbH	Germany	100.00	Full
Synthélabo Beteiligungs GmbH	Germany	100.00	Full
Synthélabo Holding GmbH	Germany	100.00	Full
Synthélabo-Byk Pharma GmbH	Austria	100.00	Full
Synthélabo Belgium SA	Belgium	100.00	Full
Synthélabo Scandinavia A/S	Denmark	100.00	Full
Synthélabo Alonga SA	Spain	100.00	Full
Synthélabo Pharma SA	Spain	100.00	Full
Synthélabo SA	Spain	100.00	Full
Leiras Synthélabo Oy	Finland	51.00	Full
Synthélabo-Lavipharm AE	Greece	51.00	Full
Synthélabo Medica Rt	Hungary	100.00	Full
Winlon Investments Ltd	Ireland	99.99	Full
Inverni della Beffa SpA	Italy	100.00	Full
Synthélabo SpA	Italy	100.00	Full
Synthélabo Pharma BV	Netherlands	100.00	Full

	Head Office / Country	% Interest	Consolidation Method

Synthélabo Netherlands BV	Netherlands	100.00	Full
Synthélabo Polska Sp zoo	Poland	100.00	Full
Synthélabo Delagrange-Indústria Farmacêutica Lda	Portugal	100.00	Full
Synthélabo Farmacêutica Portugal Lda	Portugal	100.00	Full
Laboratorio Synthélabo Fidelis SA	Portugal	100.00	Full
Synthélabo Medicor-Promoção e Venda de Medicamentos Lda	Portugal	100.00	Full
Synthélabo-Indústria Química e Farmacêutica Lda	Portugal	40.00	Equity method
Synthélabo Pharmaceutica sro	Czech Republic	100.00	Full
Delagrange Ltd	United Kingdom	99.98	Full
Delandale Laboratories Ltd	United Kingdom	100.00	Full
Lorex Synthélabo Ltd	United Kingdom	100.00	Full
Lorex Synthélabo UK & Ireland Ltd	United Kingdom	100.00	Full
Synthélabo Slovakia sro	Slovakia	100.00	Full
Astra Synthélabo AB	Sweden	50.00	Full
Synthélabo Pharma (Switzerland) SA	Switzerland	99.97	Full
Kramer Benelux	Belgium	100.00	Full

UNITED STATES
Lorex Pharmaceuticals	United States	49.00	Proportional
Sylamerica Inc.	United States	100.00	Full
Synthélabo Research Inc.	United States	100.00	Full

JAPAN
Fujisawa Synthélabo Company Ltd	Japan	51.00	Full
Kasei Synthélabo KK	Japan	50.00	Full
Synthélabo Pharmaceuticals KK	Japan	100.00	Full

OTHER COUNTRIES
Synthélabo (South Africa) (PTY) Ltd	South Africa	100.00	Full
Synthélabo-Espasil Quimica e Farmaceutica Ltda	Brazil	100.00	Full
Synthélabo Sul-Americana Participacões Ltda	Brazil	100.00	Full
Synthélabo Rec SA	Chile	52.50	Full
Synthélabo Productos Farmaceuticos Especializados SA	Colombia	99.34	Full
Mediline Ltd	Israel	26.80	Equity method
Synthémédic	Morocco	73.99	Full
Synthélabo-Delagrange del Perú SA	Peru	100.00	Full
Synthélabo-Phil. Inc.	Philippines	100.00	Full
AO Synthélabo	Russia	100.00	Full
Fujisawa Synthélabo Pharmaceuticals Company Ltd	Taiwan	50.98	Full
Synthélabo Inchcape (Thailand) Ltd	Thailand	55.00	Full
Synthémed	Tunisia	70.00	Full
Synthélabo llaç Ticaret AS	Turkey	51.00	Full
Synthelabo Pharma Romania	Romania	100.00	Full

(2) Medical devices
EUROPE
Ela Medical GmbH	Germany	100.00	Full
Porgès GmbH	Germany	100.00	Full
Ela Benelux SA	Belgium	100.00	Full
Ela Medical Izasa SA	Spain	51.00	Full

	Head Office / Country	% Interest	Consolidation Method

Porgès SL	Spain	100.00	Full
Ela Medical SpA	Italy	100.00	Full
Porgès Srl	Italy	100.00	Full
Ela Medical BV	Netherlands	100.00	Full
Porgès-Produtos e Aparelhos Médicos Lda	Portugal	100.00	Full
Ela Medical UK Ltd	United Kingdom	100.00	Full
Ela Medical SA	Switzerland	99.98	Full
Porges UK	United Kingdom	100.00	Full

UNITED STATES
Ela Angeion LLC	United States	50.00	Proportional
Ela Medical Inc.	United States	100.00	Full

JAPAN
Ela Medical Japan Company Ltd	Japan	100.00	Full
Nippon Euro Porges	Japan	95.00	Full

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

     Dated: June 25, 2002

SANOFI-SYNTHÉLABO, S.A

By: /s/ Jean-François Dehecq

Name: Jean-François Dehecq
Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

1.1	Bylaws (statuts) of Sanofi—Synthélabo (English translation)
2.1	Form of Deposit Agreement between Sanofi—Synthélabo and The Bank of New York, as depositary
2.2	Form of Shareholders Agreement among Elf Aquitaine, Valorisation et Gestion Financière and L’Oréal dated April 9, 1999 (English translation)
8.1	For a list of our significant subsidiaries, see Item 4 “Information on the Company—Organizational Structure”
10.1	Consent of Ernst & Young Audit
10.2	Consent of Ernst & Young Audit
10.3	Consent of Befec Price Waterhouse, a member of PricewaterhouseCoopers
10.4	Consent of Befec Price Waterhouse, a member of PricewaterhouseCoopers

1